    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1997


                                                      REGISTRATION NO. 333-28153
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                               AMENDMENT NO. 2 TO

                                   FORM S-4/A
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                           STERLING BANCSHARES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             TEXAS                            6712                          74-2175590
(State or Other Jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)        Identification Number)
                                                                  MICHAEL A. ROY
                                                                    SECRETARY
                                                            STERLING BANCSHARES, INC.
            15000 NORTHWEST FREEWAY                          15000 NORTHWEST FREEWAY
              HOUSTON, TEXAS 77040                             HOUSTON, TEXAS 77040
                 (713) 466-8300                                   (713) 466-8300
  (Address, Including Zip Code, and Telephone         (Name, Address, Including Zip Code and
  Number, Including Area Code, of Registrant's           Telephone Number, Including Area
          Principal Executive Offices)                     Code, of Agent For Service)

                             ---------------------

                                   Copies to:

         G. MICHAEL O'LEARY, JR., ESQ.                        C. THOMAS SCOTT, ESQ.
             ANDREWS & KURTH L.L.P.                         CHAMBERLAIN HRDLICKA WHITE
             600 TRAVIS, SUITE 4200                             WILLIAMS & MARTIN
              HOUSTON, TEXAS 77002                              1200 SMITH STREET
                 (713) 220-4200                                HOUSTON, TEXAS 77002
                                                                  (713) 658-1818

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this Form are being offer in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                                 PROPOSED
                                                                  MAXIMUM            PROPOSED
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE     MAXIMUM AGGREGATE       AMOUNT OF
      SECURITIES TO BE REGISTERED          REGISTERED(1)       PER SHARE(2)       OFFERING PRICE     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share................................      1,730,000             $3.50            $6,055,000            $1,835
=======================================================================================================================

(1) Represents the maximum number of shares of Common Stock of Sterling Bancshares, Inc. issuable to holders of Common and Preferred Stock of First Houston Bancshares, Inc. upon consummation of the merger of First Houston Bancshares, Inc. with a wholly owned subsidiary of Sterling Bancshares, Inc.

(2) Calculated in accordance with Rule 457(f)(2) of Regulation C. Based on the book value per fully diluted share (computed as of April 30, 1997, the most recent date for which such information is available) of the capital stock of First Houston Bancshares, Inc. to be exchanged in the merger for the shares of the registrant registered hereby.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

                         FIRST HOUSTON BANCSHARES, INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD SEPTEMBER   , 1997


To the Shareholders of First Houston Bancshares, Inc.:


     NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders of First Houston Bancshares, Inc. ("First Houston"), will be held at the principal executive offices of First Houston, 5757 Memorial Drive,
Houston, Texas 77007, at 10 a.m. local time, on September   , 1997, for the
following purposes:


          1. To consider and vote on a proposal (the "Merger Proposal") to approve and adopt the Agreement and Plan of Merger, dated as of March 18, 1997, by and among First Houston, Sterling Bancshares, Inc., a Texas corporation ("Sterling"), and SBI Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of Sterling, pursuant to which First Houston will become a wholly-owned subsidiary of Sterling (such transaction being hereinafter referred to as the "Merger").

          2. To consider and vote on a proposal (the "Charter Proposal") to amend the Articles of Incorporation of First Houston to delete a provision therefrom in respect of the outstanding shares of First Houston convertible preferred stock. The Charter Proposal will not be implemented, even if approved at the Meeting, unless the Merger Proposal is also approved.

          3. To transact any other business properly coming before the special meeting or any adjournment thereof.


     Only shareholders of record at the close of business on August 15, 1997, are entitled to notice of and to vote at the Meeting and any adjournment thereof. The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of each the common stock, $1.00 par value per share, and of the preferred stock, $40.00 par value per share, of First Houston each voting separately as a class, is required to approve the Merger Proposal and the Charter Proposal.


     Under the Texas Business Corporation Act (the "TBCA"), a shareholder who objects to the Merger can assert statutory dissenter's rights of appraisal by strict and complete compliance with the requirements of the TBCA. See "Dissenters' Rights" and Appendix C to the attached Joint Proxy
Statement/Prospectus.

     Please date, complete and sign the enclosed proxy and return it promptly to First Houston in the enclosed postage prepaid envelope. You may revoke your proxy at any time prior to the time it is voted and, if you attend the meeting, you may vote in person.

                                            By Order of the Board of Directors,

                                            ARISTA ZACZEK,
                                            Secretary

Houston, Texas

August   , 1997

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 22, 1997

PROSPECTUS/PROXY STATEMENT
--------------------------------------------

                         FIRST HOUSTON BANCSHARES, INC.
                                PROXY STATEMENT

                        SPECIAL MEETING OF SHAREHOLDERS

                       TO BE HELD ON SEPTEMBER    , 1997

                             ---------------------

                           STERLING BANCSHARES, INC.
                                   PROSPECTUS
                             ---------------------
    THIS DOCUMENT SERVES AS A PROSPECTUS FOR UP TO 1,730,000 SHARES OF COMMON STOCK OF STERLING BANCSHARES, INC. AND ALSO AS A PROXY STATEMENT FOR A SPECIAL MEETING OF THE SHAREHOLDERS OF FIRST HOUSTON BANCSHARES, INC.
                             ---------------------
    This Prospectus and Proxy Statement ("Proxy Statement") relates to the proposed merger (the "Merger") of First Houston Bancshares, Inc. ("First Houston") with and into a wholly owned subsidiary of Sterling Bancshares, Inc. ("Sterling"). Upon consummation of the Merger, the Sterling subsidiary will be merged with and into First Houston. Following the Merger, Sterling will own all of the outstanding capital stock of First Houston's banking subsidiary, Houston National Bank ("Houston National Bank"). The principal executive offices of Sterling are located at 15000 Northwest Freeway, Houston, Texas 77040, telephone number (713) 466-8300.


    The Merger will be effected pursuant to an Agreement and Plan of Merger, dated March 18, 1997 (the "Merger Agreement"). At the effective time of the Merger (the "Effective Time"), (i) each of the outstanding shares of First Houston's common stock, par value $1.00 per share ("First Houston Common Stock") (other than shares with respect to which statutory dissenters' rights have been perfected), will be converted into and become the right to receive the number of shares of Sterling common stock, par value $1.00 per share (the "Sterling Common Stock") equal to the Exchange Ratio (as defined herein) and (ii) each of the outstanding shares of First Houston's preferred stock, par value $40.00 per share ("First Houston Preferred Stock" and, together with First Houston Common Stock, "First Houston Capital Stock"), will be converted into and become the right to receive the number of shares of Sterling Common Stock equal to the product of the Exchange Ratio times 10. The "Exchange Ratio" is defined in the Merger Agreement and is a fraction, the numerator of which is 1,724,793 shares of Sterling Common Stock, plus or minus certain adjustments specified in the Merger Agreement, and the denominator of which is 2,443,488 shares of First Houston Common Stock (the number of fully diluted shares of First Houston Common Stock outstanding as of June 30, 1997). The Exchange Ratio is subject to adjustment based upon the book value of the Sterling Common Stock and First Houston's shareholders' equity and net income, as of the end of the month preceding the date of closing of the Merger (the "Adjustment Date"). As of July 31, 1997, the Exchange Ratio would have been 0.689. See "Proposal No. 1:
Approval of the Merger Proposal -- Information About the Merger -- General." Because the Exchange Ratio remains subject to adjustment through the Adjustment Date based on, among other things, certain shareholders' equity and net income tests of First Houston and Sterling's shareholders' equity, the final Exchange Ratio will not be determined until the Adjustment Date and First Houston shareholders will not know at the time of their vote the exact number of shares of Sterling Common Stock they will receive pursuant to the Merger. Cash will be paid in lieu of issuing fractional shares of Sterling Common Stock. See
"Summary -- The Merger" and "Information About the Merger -- General."



    A special meeting of the shareholders of First Houston has been called to convene on August 20, 1997 at the principal executive offices of First Houston in Houston, Texas (the "Meeting") to consider and vote on each of the Merger Proposal and the Charter Proposal, and proxies for use in connection with such meeting are being solicited by the Board of Directors of First Houston pursuant to this Proxy Statement. Consummation of the Merger requires, among other things, the affirmative vote of holders of two-thirds of the outstanding shares of First Houston Common Stock and two-thirds of the outstanding shares of First Houston Preferred Stock, each voting separately as a class, entitled to vote at the Meeting for each of the Merger Proposal and the Charter Proposal. The Merger will not be consummated unless each of the Merger Proposal and the Charter Proposal is approved (unless all outstanding shares of First Houston Preferred Stock (21,375 shares at the date of this Proxy Statement) have been converted into First Houston Common Stock, in which case only the Merger Proposal needs to be approved). See "Information About the Merger -- Conditions to Consummation of the Merger." The Board of Directors of First Houston may terminate the Merger Agreement in certain instances, including at any time during the 10-day period commencing two days after the Adjustment Date if the average closing price of Sterling Common Stock for the ten consecutive trading days preceding the Adjustment Date is less than $10.66 and the Nasdaq Composite Bank Index as of
the Adjustment Date is not less than 1150. On August   , 1997, the last trading
day prior to the date of this Proxy Statement, the closing sales price of the
Sterling Common Stock was $    and the Nasdaq Composite Bank Index was     . If
an event allowing the First Houston Board of Directors to terminate the Merger Agreement occurs prior to the Meeting, the First Houston Board of Directors will consider such matters as it considers to be appropriate in light of its fiduciary duties to act on an informed basis, in the best interests of First Houston shareholders and in a disinterested manner. If such a termination right becomes exercisable and the First Houston Board determines not to exercise such right, then in certain instances, a supplement to this Proxy Statement will be distributed to First Houston shareholders and proxies will be resolicited. See "Proposal No. 1: Approval of the Merger Proposal -- Termination and
Amendment -- Termination." Sterling and First Houston anticipate that the closing of the Merger will occur as soon as possible following approval of the Merger Proposal and the Charter Proposal by the First Houston shareholders.



    Sterling's Common Stock is publicly traded in the over-the counter market and quoted on the Nasdaq National Market System under the trading symbol "SBIB."
On August   , 1997, the last trading day prior to the date of this Proxy
Statement, the closing sales price per share of Sterling Common Stock was $    .
No active market exists for either the First Houston Common Stock or the First Houston Preferred Stock. See "Market Prices of Sterling Common Stock and Dividend Policy of Sterling."


    No person has been authorized to give any information or to make any representations other than those contained in this Proxy Statement, and, if given or made, such information or representations must not be relied upon as having been authorized by Sterling or First Houston. This Proxy Statement shall not constitute an offer by Sterling to sell, or the solicitation of an offer by Sterling to buy, any securities other than the securities to which this Proxy Statement relates nor shall there be any sale of the securities offered by this Proxy Statement in any state to any person to whom it would be unlawful prior to registration or qualification under the laws of such state for Sterling to make such an offer or solicitation. Neither the delivery of this Proxy Statement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Sterling or First Houston since the date hereof.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

THE SHARES OF STERLING COMMON STOCK OFFERED HEREBY ARE NOT OBLIGATIONS OF A BANK
 AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                              GOVERNMENTAL AGENCY.

HOLDERS OF FIRST HOUSTON CAPITAL STOCK SHOULD CAREFULLY CONSIDER THE FACTORS SET
    FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 15 OF THIS PROXY STATEMENT.
                             ---------------------


                The date of this Proxy Statement is August   , 1997.

                             AVAILABLE INFORMATION

     Sterling is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by Sterling can be inspected and copied at Room 1024 of the SEC's office at 450 Fifth Street N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. If available, such information also may be accessed through the SEC's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the SEC's home page on the Internet (http://www.sec.gov). The Sterling Common Stock is included for quotation on the Nasdaq's National Market System under the trading symbol "SBIB" and such reports, proxy statements and other information concerning Sterling should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Sterling has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Sterling Common Stock offered by this Proxy Statement. This Proxy Statement does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to Sterling and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement, including exhibits, may be inspected without charge at the SEC public reference facilities listed above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Proxy Statement incorporates the following documents filed by Sterling with the SEC by reference and certain of such documents will be delivered with this Proxy Statement as indicated:

          1. Sterling's Annual Report on Form 10-K for the year ended December 31, 1996 (delivered herewith);


          2. Sterling's Current Report on Form 8-K filed on April 3, 1997 and the amendments thereto on Form 8-K/A filed on April 7, 1997 and July 28, 1997;


          3. Sterling's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 and the amendment thereto on Form 10-Q/A filed on May 23, 1997 (delivered herewith); and


          4. Sterling's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.



         5. The description of Sterling's Common Stock contained in Sterling's Registration Statement on Form 8-A, dated October 19, 1992.


     All documents subsequently filed by Sterling pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment that indicates that all securities have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Proxy Statement and to be a part of this Proxy Statement from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

     As used herein, the terms "Proxy Statement" and "herein" mean this Proxy Statement, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Proxy Statement as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

     STERLING WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN WHICH HAVE NOT BEEN FURNISHED TO SUCH PERSON (OTHER THAN EXHIBITS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: STERLING BANCSHARES, INC., 15000 NORTHWEST FREEWAY, SUITE 200, HOUSTON, TEXAS 77040, ATTENTION: CORPORATE SECRETARY (TELEPHONE: (713) 466-8300). UPON RECEIPT OF SUCH A REQUEST, DOCUMENTS WILL BE SENT BY FIRST CLASS MAIL WITHIN ONE BUSINESS DAY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE DAYS PRIOR TO THE MEETING.

                               TABLE OF CONTENTS


                                          PAGE
                                          ----
SUMMARY.................................    7
  The Parties...........................    7
  The Meeting...........................    7
  Proposal No. 1: The Merger............    8
  Accounting Treatment..................   11
  Comparative Rights of Shareholders and
     Charter Documents..................   11
  Interests of Certain Persons in the
     Merger.............................   11
  Risk Factors..........................   12
  Proposal No. 2: The Charter
     Proposal...........................   12
  Voting and Principal Shareholders.....   12
  Summary Historical Consolidated
     Financial Data of Sterling.........   14
  Summary Historical Consolidated
     Financial Data of First Houston....   15
  Summary Pro Forma Consolidated
     Financial Data.....................   16
  Recent Developments...................   17



RISK FACTORS............................   18
  Dependence upon Local Economic
     Conditions.........................   18
  Reliance on Owner-Operated Business
     Market.............................   18
  Governmental Regulation...............   18
  Indebtedness of Sterling..............   18
  Restrictions on Paying Dividends......   19
  Preemptive Rights Denied and
     Dilution...........................   19
  Anti-Takeover Provisions..............   19
  Competition...........................   20

PRO FORMA CONSOLIDATED FINANCIAL
  STATEMENTS............................   21

THE MEETING.............................   25
  General...............................   25
  Persons Entitled to Vote and Voting
     Rights.............................   25
  Proxies...............................   25
  Principal Shareholders................   26

PROPOSAL NO. 1: APPROVAL OF THE MERGER
  PROPOSAL..............................   26
  Background of the Transaction.........   26
  Reasons for Approval of the Merger....   27
  Information About the
     Merger -- General..................   30
  Conditions to Consummation of the
     Merger.............................   33
  Regulatory Approval...................   34
  Representations and Warranties of
     First Houston and Sterling.........   35
  Conduct of First Houston's Business...   35
  Accounting Treatment..................   36
  No Solicitation of Acquisition
     Transactions.......................   37
  Termination and Amendment.............   38
  Expenses..............................   39
  Operations of First Houston Following
     the Merger.........................   40
  Other Agreements......................   40
  Interests of Certain Persons in the
     Merger.............................   40

DISSENTERS' RIGHTS......................   42

FEDERAL INCOME TAX CONSEQUENCES OF THE
  MERGER................................   44

                                          PAGE
                                          ----
COMPARATIVE RIGHTS OF SHAREHOLDERS......   46
  Sterling Stock........................   46
  First Houston Capital Stock...........   46
  Dividends.............................   46
  Preemptive Rights.....................   47
  Voting Rights and Other Matters.......   47

RESTRICTIONS ON SALES OF STERLING COMMON
  STOCK BY AFFILIATES OF FIRST
  HOUSTON...............................   48

MARKET PRICES OF STERLING COMMON STOCK
  AND DIVIDEND POLICY OF STERLING.......   48

ABSENCE OF TRADING MARKET FOR FIRST
  HOUSTON CAPITAL STOCK.................   48

BUSINESS OF STERLING....................   49
  General...............................   49
  Competition...........................   50
  Recent Developments...................   50

MANAGEMENT OF STERLING..................   50
  Board of Directors....................   50

SUPERVISION AND REGULATION..............   52
  Sterling..............................   52
  Permissible Activities................   52
  Non-Banking Activities................   52
  Safety and Soundness Standards........   52
  Capital Adequacy, Requirements........   53
  Imposition of Liability for
     Undercapitalized Subsidiaries......   53
  Audit Reports.........................   54
  Acquisitions by Bank Holding
     Companies..........................   54
  Interstate Banking....................   55
  Sterling Bank.........................   55
  Permissible Activities for
     State-Chartered Institutions.......   55
  Branching.............................   55
  Restrictions on Subsidiary Banks......   55
  Examinations..........................   56
  Deposit Insurance Assessments.........   56
  Expanding Enforcement Authority.......   57
  Effect on Economic Environment........   57
  Consumer Laws and Regulations.........   57

SELECTED CONSOLIDATED STATEMENTS OF
  EARNINGS OF FIRST HOUSTON.............   58

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS OF FIRST HOUSTON...........   59
  Performance Summary...................   59
  Net Interest Income and Net Interest
     Margin.............................   59
  Noninterest Income....................   61
  Noninterest Expense...................   61
  Income Taxes..........................   62
  Impact of Inflation...................   62
  Loan Portfolio........................   62
  Nonperforming Loans and Assets........   64
  Allowance for Credit Losses...........   65
  Allocation of the Allowance for Credit
     Losses.............................   67

                                          PAGE
                                          ----
  Investments...........................   68
  Deposits..............................   69
  Borrowings............................   70
  Interest Rate Sensitivity and
     Liquidity..........................   70
  Capital Resources.....................   71

BUSINESS OF FIRST HOUSTON...............   72
  Business of the Bank..................   72
  Market Area...........................   73
  Competition of Houston National
     Bank...............................   73
  Employees of Houston National Bank....   74
  Property..............................   74
  Continuity of Management..............   74

MANAGEMENT OF FIRST HOUSTON.............   75
  Board of Directors and Executive
     Officers...........................   75
  Principal Shareholders of First
     Houston............................   77
  Executive Compensation................   78
  First Houston Stock Option Plans......   79
  Interests of Management and Others in
     Certain Transactions...............   79

DESCRIPTION OF STERLING CAPITAL STOCK...   80
  Authorized Capital Stock..............   80
  Sterling Common Stock.................   80
  Preferred Stock.......................   81
  Classified Board of Directors.........   81
  Blank Check Preferred Stock...........   81
  Statutory Provisions..................   81

PROPOSAL NO. 2: APPROVAL OF THE CHARTER
  PROPOSAL..............................   82
  General...............................   82
  Reasons for the Charter Proposal......   82
  Description of First Houston Preferred
     Stock..............................   82
  Effect of the Charter Proposal........   82
  Timing of Implementation of the
     Amendment..........................   83

VALIDITY OF SECURITIES..................   83

EXPERTS.................................   83

ADDITIONAL INFORMATION..................   83

INDEMNIFICATION.........................   84

INDEX TO FINANCIAL STATEMENTS...........  F-1

APPENDIX A -- THE MERGER AGREEMENT......  A-1

APPENDIX B -- CHARTER PROPOSAL..........  B-1

APPENDIX C -- TEXT OF TBCA sec.sec.
  5.11-5.13.............................  C-1

                                    SUMMARY

     The following summary sets forth information concerning the Meeting of the holders (collectively, "Shareholders") of First Houston Common Stock and of First Houston Preferred Stock to which this Proxy Statement relates and the Merger described herein. This Summary does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement and the Appendices hereto. Shareholders are urged to read this Proxy Statement, including such Appendices, in its entirety. Capitalized terms used herein but not defined shall have the meanings assigned to such terms in the Merger Agreement, a copy of which is included as Appendix A to this Proxy Statement.

THE PARTIES

  Sterling

     Sterling is a Texas corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"), that provides commercial and retail banking services through the community banking offices of Sterling Bank, a banking association chartered under the laws of the State of Texas ("Sterling Bank") and headquartered in Houston, Texas. Sterling owns all of the capital stock of Sterling Bank through its ownership of all of the capital stock of Sterling's second tier holding company, Sterling Bancorporation, Inc. ("Sterling Bancorporation"), a Delaware corporation and registered bank holding company under the BHC Act. Sterling Bank has 14 community banking offices, all of which are located in the greater Houston metropolitan area. See "Business of Sterling" and "Management of Sterling."


     At June 30, 1997, Sterling had total assets of $924.2 million, deposits of $792.8 million and shareholders' equity of $65.4 million. See "Incorporation of Certain Documents by Reference" and "Selected Financial Data -- Sterling Bancshares, Inc. and Subsidiaries."


     The principal executive offices of Sterling are located at 15000 Northwest Freeway, Houston, Texas 77040, telephone number (713) 466-8300. Sterling was incorporated under the laws of the State of Texas in 1980 and became a parent bank holding company of Sterling Bank in 1981. Sterling Bank was chartered in 1974. Sterling completed its initial public offering in 1992.

  First Houston


     First Houston is a Texas corporation and a registered bank holding company under the BHC Act which was organized on October 9, 1984 as a one-bank holding company for Houston National Bank ("Houston National"). Houston National is a national banking association that offers commercial banking services through its single office located 5757 Memorial Drive in Houston, Texas. First Houston's only business activities are the ownership and management of the Bank. At June 30, 1997, First Houston had total consolidated assets of approximately $136.5 million, deposits of approximately $126.1 million, and shareholders' equity of approximately $8.8 million. First Houston's executive offices are located at 5757 Memorial Drive, Houston, Texas 77007, telephone (713) 868-5757. See "Business of First Houston" and "Management of First Houston."


THE MEETING

  General

     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Houston from the Shareholders of First Houston for use at the Meeting. The Meeting is a special meeting of the First Houston shareholders at which the Shareholders will consider (i) the Merger whereby First Houston will become a wholly owned subsidiary of Sterling pursuant to the Merger Agreement, and following the Merger, will be merged into a wholly owned subsidiary of Sterling and (ii) an amendment to the Articles of Incorporation of First Houston (the "First Houston Charter") to delete paragraph(h)(4) from the Certificate of Designation establishing the First Houston Preferred Stock (the "Charter Proposal"). This Proxy Statement also constitutes a prospectus for the shares of Sterling Common Stock that will be issued in exchange for First Houston Capital Stock if the Merger is consummated. See "The Meeting -- General." A complete copy of the Merger Agreement is attached to this Proxy Statement in Appendix A.



     It is anticipated that proxy solicitation materials will first be mailed to
Shareholders on or about August   , 1997. The Meeting will be held on September
  , 1997 at 10 a.m., at the principal executive offices of First Houston, 5757 Memorial Drive, Houston, Texas 77007.


  Persons Entitled to Vote and Voting Rights


     The holders of record of outstanding First Houston Common Stock and outstanding First Houston Preferred Stock at the close of business on August 15, 1997 (the "Record Date") will be entitled to notice of and to vote at the Meeting. At the close of business on the Record Date, 2,229,738 shares of First Houston Common Stock and 21,375 shares of First Houston Preferred Stock were issued and outstanding and entitled to vote at the Meeting. Each holder of First Houston Capital Stock will be entitled to one vote for each share of First Houston Common Stock or each share of First Houston Preferred Stock, respectively, owned of record on the Record Date on each of the Merger Proposal and the Charter Proposal. The holders of First Houston Common Stock and the holders of First Houston Preferred Stock will vote as separate classes and the affirmative vote of two-thirds of each class is required to approve and adopt the Merger Agreement, the Merger and the consummation of the transactions contemplated thereby (the "Merger Proposal") and the Charter Proposal, pursuant to which the First Houston Charter to delete paragraph (h)(4) of the Certificate of Designation establishing the First Houston Preferred Stock. The form of the Charter Proposal is attached hereto as Appendix B to this Proxy Statement.


  Proxies

     Proxies, in the form enclosed, which are properly executed by the Shareholders and returned to First Houston and not subsequently revoked, will be voted at the Meeting in accordance with the directions specified thereon, and otherwise in accordance with the judgment of the persons designated as proxies. Any properly executed proxy on which voting instructions are not specified will be voted for approval of each of the Merger Proposal and the Charter Proposal. A proxy may be revoked at any time before it is voted by giving written notice to the Secretary of First Houston, by execution of a proxy of a later date filed with the Secretary of First Houston at or before the Meeting or by voting in person at the Meeting.

PROPOSAL NO. 1: THE MERGER


     The terms of the Merger Agreement provide that at the effective time of the Merger (the "Effective Time"), (i) each of the outstanding shares of First Houston's common stock, par value $1.00 per share ("First Houston Common Stock") (other than shares with respect to which statutory dissenters' rights have been perfected), will be converted into and become the right to receive the number of shares of Sterling common stock, par value $1.00 per share (the "Sterling Common Stock") equal to the Exchange Ratio (as defined herein) and (ii) each of the outstanding shares of First Houston's preferred stock, par value $40.00 per share ("First Houston Preferred Stock" and, together with First Houston Common Stock, "First Houston Capital Stock"), will be converted into and become the right to receive the number of shares of Sterling Common Stock equal to the product of the Exchange Ratio times 10. The Exchange Ratio is subject to adjustment based upon the book value of the Sterling Common Stock and First Houston's shareholders' equity and the net income of First Houston, as of the end of the month preceding the date of closing of the Merger (the "Adjustment Date"). The "Exchange Ratio" is defined in the Merger Agreement and is a fraction, the numerator of which is 1,724,793 shares of Sterling Common Stock, plus or minus certain adjustments specified in the Merger Agreement, and the denominator of which is 2,443,488 shares of First Houston Common Stock (the number of fully diluted shares of First Houston Common Stock outstanding as of June 30, 1997). As of July 31, 1997, the Exchange Ratio would have been 0.689. As a result, if the Merger had been consummated in August 1997, First Houston shareholders would have received 0.689 of a share of Sterling Common Stock for each share of First Houston Common Stock. See "Proposal No. 1: Approval of the Merger Proposal -- Information About the Merger -- General -- Merger Consideration." Because the Exchange Ratio remains subject to adjustment through the Adjustment Date based on, among other things, certain shareholders equity and net income tests of First Houston, the Exchange Ratio and the Merger consideration will not be finally determined until the Adjustment Date. Accordingly, Shareholders of First Houston will not know at the time of their vote the exact number of shares of Sterling Common Stock they will receive pursuant to the Merger. Cash will be paid in lieu of issuing fractional shares of First Houston Common Stock. Sterling currently estimates that approximately 1.7 million shares of Sterling Common Stock will be issued to the Shareholders of First Houston. If prior to the Meeting, the Exchange Ratio decreases materially below 0.689, a supplement to this Proxy Statement will be distributed to First Houston shareholders describing such decrease and the reasons for such decrease, and proxies will be resolicited. For a more detailed description of the merger consideration and the computation of the Exchange Ratio, see "Information About the Merger -- General." A copy of the Merger Agreement is attached to this Proxy Statement as Appendix A, and the statements with respect thereto contained in this Proxy Statement are intended only to indicate the general scope and intent of the Merger Agreement. Each Shareholder should read the Merger Agreement for a complete description of the proposed transaction.



     The following table sets forth, as of March 18, 1997 (the date of the Merger Agreement) and July 31, 1997, the Exchange Ratio and the consideration per share for First Houston Common Stock (assuming the conversion of all of the First Houston Preferred Stock) based upon such Exchange Ratio and the closing sales price of Sterling Common Stock on such dates. For a discussion of the computation of the Exchange Ratio, see "Proposal No. 1: Approval of the Merger Proposal -- Information About the Merger -- General."



                                                                        CONSIDERATION PER
                                                           EXCHANGE   SHARE OF FIRST HOUSTON
                          DATE                              RATIO          COMMON STOCK
                          ----                             --------   ----------------------
March 18, 1997...........................................   0.707             $10.90(1)
July 31, 1997............................................   0.689             $12.23(2)


---------------


(1) On March 18, 1997, the closing sales price of Sterling Common Stock was $15.50.



(2) On July 31, 1997, the closing sales price of Sterling Common Stock was
    $17.75.



     Directors' Approval. The Board of Directors of First Houston, after due consideration and evaluation, has concluded that the Merger Agreement, the Merger and the consummation of the transactions contemplated thereby are fair to and in the best interests of First Houston and its Shareholders and, by resolution, has unanimously approved the Merger Proposal and recommends that it be approved and adopted by the Shareholders at the Meeting. First Houston did not engage a financial advisor to render a fairness opinion with respect to the Merger Proposal. See "Proposal No. 1: Approval of the Merger
Proposal -- Background of the Transaction" and " -- Reasons for Approval of the Merger." In addition, the First Houston Board has unanimously approved the proposed amendment to the First Houston Charter, the form of which is attached as Appendix B to this Proxy Statement and recommends that the Charter Proposal be approved by the Shareholders at the Meeting.


     Following the Merger, First Houston will become a subsidiary of a larger, multi-bank holding company, which the Board of Directors of First Houston believes will enable First Houston to better serve the needs of its existing community and better compete with other financial institutions in its market area. In addition, the holders of First Houston Common Stock and First Houston Preferred Stock will benefit from acquiring an equity interest in a profitable, well-run banking organization whose shares are actively traded on the Nasdaq National Market under the trading symbol "SBIB." See "Proposal No. 1: Approval of the Merger Proposal -- Reasons for Approval of the Merger" and "Market Prices of Sterling Common Stock and Dividend Policy of Sterling."

     Merger Consideration. Subject to the provisions of the Merger Agreement, at the Effective Time each share of First Houston Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive a fractional number of shares of Sterling Common Stock equal to the Exchange Ratio and each share of First Houston Preferred Stock issued and outstanding prior to the Effective Time that has not been converted prior to the Effective Time shall be converted into and become the right to receive the number of shares of Sterling Common Stock equal to the product of the Exchange Ratio times 10.

     Sterling will not issue any certificates for fractional shares of Sterling Common Stock in connection with Merger and no dividend or other distribution, stock split or interest shall relate to any such fractional security, and such fractional interests shall not entitle the owner thereof to any voting or other rights of a security holder of Sterling. In lieu of any fractional security, each holder of shares of First Houston Capital Stock who would otherwise have been entitled to a fraction of a share of Sterling Common Stock upon surrender of the certificate(s) for such First Houston Capital Stock for exchange will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the amount of the net proceeds from the sale or sales by the Exchange Agent (as defined herein), on behalf of all such holders, of the aggregate fractional shares of Sterling Common Stock otherwise issuable pursuant to the Merger Agreement. All capitalized terms not previously defined in this Proxy are defined in the section of this Proxy Statement titled "Proposal No. 1:
Approval of the Merger Proposal." See "Proposal No. 1: Approval of the Merger Proposal."


     Description of Sterling Common Stock. There are 12,040,942 shares of Sterling Common Stock outstanding as of June 30, 1997. Each holder of Sterling Common Stock is entitled to one vote for each share of the Sterling Common Stock held of record. Cumulative voting in the election of directors is not permitted. No holder of Sterling Common Stock has a preemptive right to acquire his pro rata portion of any additional unissued or treasury securities issued by Sterling. See "Description of Sterling Capital Stock." Dividends on the Sterling Common Stock are paid if and when the Board of Directors of Sterling, in its sole discretion, shall declare such dividends out of funds legally available therefor. The Sterling Common Stock is quoted on the Nasdaq National Market under the symbol "SBIB". See "Risk Factors -- Restrictions on Paying Dividends" and "Market Prices of Sterling Common Stock and Dividend Policy of Sterling."


     Dissenters' Rights. Under the Texas Business Corporation Act ("TBCA"), a Shareholder has the right to dissent from the Merger and receive payment in cash of the fair value of his shares of First Houston Common Stock or First Houston Preferred Stock, as the case may be, by (i) filing a written objection to the Merger with Sterling prior to the Meeting and by not voting in favor of the Merger at the Meeting; and (ii) within 10 days after receiving notice that the Merger was effected, making a written demand on Sterling for payment of the fair value of his shares. A Shareholder must follow the exact procedure required by the TBCA in order to properly exercise his dissenter's rights of appraisal and avoid waiver of those rights. See "Dissenters' Rights." For a more detailed description of the statutory dissenters' rights procedure, see the applicable provisions of the TBCA which are reproduced in full as Appendix C to this Proxy Statement.

     Federal Income Taxes. The Merger has been structured to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). Chamberlain, Hrdlicka, White, Williams & Martin, special counsel to First Houston, will render an opinion to First Houston that the exchange of stock with Sterling in the Merger will be a tax-free exchange with no current federal income tax consequences to either First Houston or the First Houston Shareholders. Accordingly, a Shareholder who receives only Sterling Common Stock in exchange for his First Houston Common Stock or First Houston Preferred Stock will not realize taxable gain or loss upon consummation of the Merger. Cash received by a Shareholder in lieu of fractional shares of Sterling Common Stock or in connection with a Shareholder's exercise of dissenters' rights of appraisal will be taxable to such a Shareholder. See "Federal Income Tax Consequences of the Merger."

     Conditions to Consummation of the Merger. The Merger Agreement provides that the consummation of the Merger is subject to a number of conditions, including the approval by the Shareholders of First Houston of each of the Merger Proposal and the Charter Proposal, the amendment of the First Houston Charter as contemplated by the Charter Proposal, the qualification of the Merger for treatment under applicable accounting rules as a pooling of interests and the receipt of all regulatory approvals. An additional condition is that the holders of more than 9.9% of either class of the First Houston Common Stock or the First Houston Preferred Stock, may not have exercised their dissenters' rights of appraisal in connection with the Merger. In addition to these requirements, the individual obligations of First Houston and Sterling are each subject to compliance by the other with their respective covenants, confirmation of their respective representations and warranties and certain legal matters as set forth in the Merger Agreement. If the Merger is not consummated by October 31, 1997, either First Houston or Sterling may terminate the Merger Agreement without liability to the other party. See "Proposal No. 1: Approval of the Merger Proposal -- Conditions to Consummation of the Merger." For a more detailed description of the conditions to the Merger, see the Merger Agreement attached to this Proxy Statement as Appendix A. Sterling and First Houston anticipate that the closing of the Merger will occur as soon as possible following approval of the Merger Proposal and the Charter Proposal by the First Houston shareholders.


     Termination. The First Houston Board may terminate the Merger Agreement in certain instances, including at any time during the 10-day period commencing two days after the Adjustment Date if the average closing price of Sterling Common Stock for the ten consecutive trading days preceding the Adjustment Date is less than $10.66 and the Nasdaq Composite Bank Index as of the Adjustment Date is not
less than 1150. On August      , 1997, the last trading day prior to the date of
this Proxy Statement, the closing price of the Sterling Common Stock was $
       and the Nasdaq Composite Bank Index was                          . If an
event allowing the First Houston Board of Directors to terminate the Merger Agreement occurs prior to the Meeting, the Board of Directors of First Houston, in making a determination whether to exercise such termination right, will consider such matters as it then determines to be appropriate in light of its fiduciary duties to act on an informed basis, in the best interests of First Houston's stockholders and in a disinterested manner. If such a termination right becomes exercisable and the First Houston Board of Directors determines not to exercise such right (other than in the case of the breach of a representation or warranty of Sterling or the failure by Sterling to perform an obligation which, in either case, the First Houston Board of Directors believes will not have a material adverse effect on the First Houston shareholders), a supplement to this Proxy Statement containing a description of such matter and the conclusion(s) of First Houston's Board of Directors with respect to such matter will be distributed to First Houston shareholders, and proxies will be resolicited. See "Proposal No. 1: Approval of the Merger Proposal -- Termination and Amendment -- Termination."



     Regulatory Approval. Among other approvals, the approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") is required to consummate the Merger. On June 18, 1997, Sterling filed an application with the Federal Reserve Board for prior approval to acquire First Houston. On August 7, 1997, the Federal Reserve Board granted such approval.


ACCOUNTING TREATMENT

     It is expected (and is a condition to Sterling's obligation to consummate the Merger) that the Merger be accounted for under the pooling of interest method. See "Proposal No. 1: Approval of the Merger Proposed -- Accounting Treatment."

COMPARATIVE RIGHTS OF SHAREHOLDERS AND CHARTER DOCUMENTS

     There are no material differences between the rights of holders of Sterling Common Stock and First Houston Common Stock and between the Sterling Charter and the First Houston Charter.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     Certain members of First Houston's management and the First Houston Board may be deemed to have interests in the Merger in addition to their interests as First Houston shareholders generally, which may cause potential conflicts of interest. The First Houston Board was aware of these factors and considered them, among other factors, in approving the Merger. Among these factors are (i) the indemnification provisions of the Merger Agreement as described under "Proposal No. 1: Approval of the Merger Agreement -- Interests of Certain Persons in the Merger", (ii) the payment by Sterling of premiums for directors' and officers' liability insurance for First Houston directors and officers as described under "Proposal No. 1: Approval of the Merger Agreement -- Interest of Certain Persons in the Merger." and (iii) certain bonus and severance payments as described under "Proposal No. 1: Approval of the Merger
Agreement -- Interests of Certain Persons in the Merger." Charles M. Neff, the President, Chief Executive Officer and a director of First Houston, will serve as an officer and director of Sterling Bank and the Chairman of the First Houston Board will serve as a Sterling director. See "Proposal No. 1: Approval of the Merger Agreement -- Interests of Certain Persons in the Merger."

     As of June 30, 1997, the principal shareholders, executive officers and directors of First Houston beneficially owned an aggregate of 921,762 shares of the outstanding First Houston Common Stock (including First Houston Preferred Stock). Based upon the Exchange Ratio computed as of July 31, 1997, such directors and officers would be entitled to receive an aggregate of approximately 635,094 shares of Sterling Common Stock pursuant to the Merger.



     Sterling intends to offer a severance package consisting of two weeks base salary for each year of service to those First Houston employees who are terminated without cause within six months following the Effective Time. Pursuant to such arrangement, Mr. Neff, James L. Hall, Executive Vice President, Chief Financial Officer and a director of First Houston, and Michael J. Moser, Executive Vice President of Houston National and an advisory director of First Houston, would be entitled to payments of approximately $43,800, $36,900 and $14,200, respectively, if they were so terminated. The First Houston Board of Directors has also approved the payment, as of December 31, 1996, of bonuses to employees to reward such employees for their services prior to such date. The payment of such bonuses is not contingent upon the Merger, and such bonuses are expected to be paid in the third quarter of 1997. Messrs. Hall and Moser will be entitled to bonuses of $40,000 and $15,000, respectively. Mr. Neff will not be entitled to any such bonus.


RISK FACTORS

     Ownership of Sterling Common Stock involves certain risks. In considering how to vote with respect to the Merger and whether to dissent therefrom, Shareholders should carefully examine the "Risk Factors" section of this Proxy Statement, as well as other pertinent information set forth in this Proxy Statement. See "Risk Factors."

PROPOSAL NO. 2: THE CHARTER PROPOSAL

     Pursuant to the Merger Agreement, First Houston has agreed to amend the First Houston Charter to delete paragraph (h)(4) of the Certificate of Designation establishing the First Houston Preferred Stock. Approval and implementation of the Charter Proposal is a condition to consummation of the Merger (unless all shares of First Houston Preferred Stock have been converted into First Houston Common Stock). Such paragraph (h)(4) generally provides that if First Houston engages in certain specified transactions (which includes a merger such as the Merger), then as a condition to consummation of such transaction provision must be made such that the holders of the First Houston Preferred Stock would be entitled to receive in such transaction securities of the surviving corporation of such transaction having the rights to receive upon conversion the same consideration as such holder would have received if the shares had been converted into First Houston Common Stock immediately prior to consummation of the transaction.

     As a condition to consummation of the Merger, Sterling has required that the Charter Proposal be approved and implemented. In addition, as a condition to entering into the Merger Agreement, Sterling required that First Houston agree to solicit the affirmative vote of the Shareholders "FOR" the Charter Proposal at the Meeting.

     If the Merger Proposal and the Charter Proposal are both approved, the amendment to the First Houston Charter authorized in the Charter Proposal will be filed with the Office of the Secretary of State of Texas, and will be effective, immediately prior to the effective Time of the Merger. For additional information regarding the Charter Proposal, see "Proposal No. 2: Approval of the Charter Proposal."

     THE BOARD OF DIRECTORS OF FIRST HOUSTON RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER PROPOSAL AND THE CHARTER PROPOSAL.

VOTING AND PRINCIPAL SHAREHOLDERS

     Unless a Shareholder otherwise specifies thereon, proxies will be voted in favor of the Merger Proposal and the Charter Proposal. In each case where the Shareholder has appropriately specified how his proxy is to be voted, it will be voted in accordance with such specification. Any Shareholder has the power to revoke his proxy at any time before it is voted by giving written notice of such revocation to the Secretary of First

Houston at 5757 Memorial Drive, Houston, Texas 77007, by executing a new proxy filed with the Secretary of First Houston at or prior to the Meeting or by voting in person at the Meeting.


     The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting has been fixed at 5:00 p.m. on August 15, 1997. First Houston has advised Sterling that, as of such Record Date, there were 2,229,738 shares of First Houston Common Stock and 21,375 shares of First Houston Preferred Stock issued and outstanding, and that each share is entitled to one vote at the Meeting.


     There are no other classes of capital stock of First Houston authorized or outstanding. As of the Record Date, there were approximately 139 holders of record of First Houston Common Stock and 14 holders of record of First Houston Preferred Stock. The affirmative vote of the holders of not less than (i) two-thirds of the outstanding shares of First Houston Common Stock and (ii) two-thirds of the outstanding shares of First Houston Preferred Stock is required for the approval of each of the Merger Proposal and the Charter Proposal. Each share of First Houston Common Stock and First Houston Preferred Stock is entitled to one vote, and the holders of First Houston Common Stock and First Houston Preferred Stock shall vote separately and not as a single class. A failure to vote, either by abstention or non-vote, will have the same effect as a vote against the approval of the Merger Proposal and the Charter Proposal.


     As of the date of this Proxy Statement, the following persons own beneficially 5% or more of the outstanding First Houston Common Stock: John B. Carter, Jr., Gordon Cain, Michael T. Judd and John E. McFarlane. In addition, Messrs. Carter and Judd own beneficially 11.7% and 9.4%, respectively, of the outstanding First Houston Preferred Stock. All of the executive officers and directors of First Houston as a group (15 persons) own 864,262 shares, or approximately 38.8%, of the issued and outstanding First Houston Common Stock and 5,750 shares, or approximately 26.9%, of the outstanding First Houston Preferred Stock. See "Management of First Houston -- Stock Ownership of Executive Officers and Directors." All of the executive officers and directors of First Houston have indicated an intention to vote in favor of the Merger and the Charter Proposal. Since the executive officers and directors of First Houston, as a group, own less than two-thirds of the issued and outstanding shares of the First Houston Common Stock and the First Houston Preferred Stock, the votes of Shareholders of First Houston other than the executive officers and directors will be requested to achieve the necessary votes required to approve the Merger Proposal and the Charter Proposal. The Board of Directors of First Houston recommends that the Shareholders vote "FOR" approval of the Merger Proposal and the Charter Proposal. See "Information About the Merger -- Reasons for Approval of the Merger."

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF STERLING


     The following table sets forth summary consolidated historical data for the periods indicated and should be read in connection with the financial information included in Sterling's 1996 Annual Report on Form 10-K for the year ended December 31, 1996 delivered in connection with this Proxy Statement. The data for the six months ended June 30, 1997, and 1996 has been derived from, and should be read in connection with, the Quarterly Report on Form 10-Q, as amended, for the six months ended June 30, 1997 delivered in connection with this Proxy Statement. See "Available Information" and "Incorporation of Certain Documents by Reference." In the opinion of Sterling management, all adjustments considered necessary for a fair presentation have been included in the unaudited interim data. Interim results for the six months ended June 30, 1997 are not necessarily indicative of results which may be expected for future periods, including the year ending December 31, 1997.



                                                  SIX MONTHS ENDED
                                                      JUNE 30,                       YEAR ENDED DECEMBER 31,
                                                 -------------------   ----------------------------------------------------
                                                   1997       1996       1996       1995       1994       1993       1992
                                                 --------   --------   --------   --------   --------   --------   --------
                                                           (IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS AND RATIOS)
SUMMARY OF INCOME:
Interest income................................  $ 31,755   $ 25,362   $ 53,413   $ 46,734   $ 39,735   $ 27,231   $ 26,136
Interest expense...............................     9,835      8,059     16,727     14,557     11,140      7,301      8,699
Net interest income............................    21,920     17,303     36,686     32,177     28,595     19,930     17,437
Provision for credit losses....................     1,210      1,033      2,113        919        921        856        808
Non-interest income............................     4,157      3,766      7,964      7,536      7,135      4,424      3,690
Non-interest expense...........................    16,736     12,866     27,134     25,781     24,458     15,661     13,266
Income before income taxes.....................     8,131      7,170     15,403     13,013     10,351      7,837      7,053
Income taxes...................................     2,684      2,236      4,749      4,147      3,200      2,474      2,274
Net income.....................................     5,447      4,934     10,654      8,866      7,151      5,363      4,779
PER SHARE DATA(1):
Net earnings per share (fully diluted).........  $   0.44   $   0.41   $   0.86   $   0.73   $   0.60   $   0.45   $   0.52
Cash dividend paid per common share............     0.055      0.048       0.19       0.14       0.12       0.11         --
Book value per share at period-end.............      5.43       4.53       4.97       4.22       3.38       3.09       3.58
Tangible book value per share at period-end....      5.30       4.38       4.82       4.03       3.17       2.85       3.48
Weighted average common and common equivalent
  shares.......................................    12,512     11,975     12,340     12,117     11,883     11,824      9,248
BALANCE SHEET DATA (AT PERIOD END):
Total assets...................................  $924,229   $690,877   $790,073   $647,349   $598,654   $553,196   $380,435
Loans, net of unearned discount................   582,807    448,434    497,429    392,645    328,560    291,762    205,356
Allowance for credit losses....................     6,960      6,334      6,578      5,907      5,810      5,044      3,373
Investment securities..........................   215,708    153,209    152,253    167,512    191,957    192,919    115,135
Deposits.......................................   792,780    625,231    717,413    574,724    538,335    481,677    337,631
Notes payable and senior debentures............        --      4,800      4,000      5,800      8,050     12,900      2,300
Trust preferred securities.....................    28,750         --         --         --         --         --         --
Shareholders' equity...........................    65,372     54,087     59,407     49,691     39,623     35,792     33,077
SELECTED PERFORMANCE RATIOS:
Return on average assets.......................      1.33%      1.50%      1.53%      1.48%      1.26%      1.37%      1.42%
Return on average shareholders' equity.........     17.58      19.04      19.40      19.87      18.76      15.24      20.83
Net interest margin (tax equivalent)...........      6.09       5.99       6.03       6.10       5.72       5.72       5.81
Dividend payout ratio..........................     25.48      23.25      21.54      19.38      19.85      23.53         --
ASSET QUALITY RATIOS:
Non-performing loans to total period-end
  loans........................................      0.51%      0.61%      0.55%      0.87%       .80%      1.04%      0.60%
Period-end non-performing assets to total
  assets.......................................      0.54       0.74       0.64       0.80       0.72       1.03       1.30
Period-end allowance for credit losses to non-
  performing loans.............................    234.98     233.55     242.56     173.38     221.09     166.91     271.80
Period-end allowance for credit losses to total
  loans........................................      1.21       1.43       1.32       1.50       1.77       1.73       1.64
Net charge-offs to average loans...............      0.32       0.30       0.33       0.23        .05       0.34       0.18
LIQUIDITY AND CAPITAL RATIOS:
Average loans to average deposits..............     69.16%     69.64%      70.4%     68.69%     61.22%     61.31%     60.87%
Period-end shareholders' equity to total
  assets.......................................      7.07       7.83       7.52       7.68       6.62       6.47       8.69
Average shareholders' equity to average
  assets.......................................      7.55       7.86       7.89       7.46       6.71       8.99       6.84
Period-end Tier 1 capital to risk weighted
  assets(2)....................................     12.43      10.59      10.27      10.82      10.41       9.75      13.13
Period-end total capital to risk weighted
  assets(2)....................................     14.45      11.88      11.44      12.07      11.67      10.99      14.38
Period-end Tier 1 leverage ratio (tangible
  shareholders' equity to total average
  assets)(2)...................................     11.60       8.68       8.03       7.66       6.57       5.96       8.69


---------------

(1) Per share data for all periods and dates have been adjusted to give effect to a three-for-two stock split in the form of a stock dividend paid in February 1997.

(2) Calculated in accordance with regulations in effect at December 31, 1996.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF FIRST HOUSTON


     The following table sets forth summary financial information for First Houston for the periods of January 1, 1992 through December 31, 1996 and for the six months ended June 30, 1996 and June 30, 1997. This table and the information set forth therein are qualified in their entirety by, and should be read in conjunction with, the detailed financial information set forth elsewhere in this Proxy Statement. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Interim results for the six months ended June 30, 1997 are not necessarily indicative of results which may be expected for future periods, including the year ending December 31, 1997.



                                                SIX MONTHS ENDED
                                                    JUNE 30,                       YEAR ENDED DECEMBER 31,
                                              --------------------   ----------------------------------------------------
                                                1997        1996       1996       1995       1994       1993       1992
                                              ---------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
SUMMARY OF INCOME:
Interest income.............................  $   4,879   $  4,041   $  8,758   $  7,534   $  4,740   $  3,474   $  3,499
Interest expense............................      1,672      1,437      3,080      2,714      1,304        913      1,112
Net interest income.........................      3,207      2,604      5,678      4,820      3,436      2,561      2,387
Provision for credit losses.................        190         98        230        230        505        195        627
Non-interest income.........................        298        298        634        532        605        632        733
Non-interest expense........................      2,300      2,025      5,220      4,048      2,713      2,422      2,422
Income before income taxes..................      1,015        779        862      1,074        823        576         51
Income taxes................................        344        234        363        257        272         23         --
Net income..................................        671        545        499        817        551        553         51
PER SHARE DATA:
Net income per share (fully diluted)........  $    0.31   $   0.26   $   0.23   $   0.47   $   0.45   $   0.45   $   0.04
Cash dividends paid per common share........         --       0.10       0.20       0.20       0.15       0.12       0.06
Book value per common share.................       3.58       3.40       3.26       3.25       3.31       3.07       2.64
Tangible book value per share...............       3.56       3.26       3.21       3.21       2.79       3.07       2.64
Weighted average common and common
  equivalent shares.........................      2,163      2,098      2,097      1,746      1,232      1,232      1,232
BALANCE SHEET DATA:
Total assets................................  $ 136,452   $119,365   $132,257   $120,623   $ 73,962   $ 56,879   $ 50,928
Loans, net of unearned discount.............     64,857     49,855     56,896     48,730     43,978     33,506     30,210
Allowance for credit losses.................        548        463        475        558        507        434        515
Investment securities.......................     50,714     45,500     53,212     48,864     22,537      8,536      7,585
Deposits....................................    126,064    110,762    122,931    112,401     69,564     52,024     46,641
Notes payable and senior debentures.........         --         --         --         --         --         --         --
Shareholders' equity........................      8,791      7,686      7,597      7,589      4,286      4,631      4,112
SELECTED PERFORMANCE RATIOS:
Return on average assets....................       1.03%      0.95%      0.41%      0.79%      0.85%      1.11%      0.11%
  Return on average shareholders' equity....      16.41      13.94       6.28      13.02      11.79      12.41       1.18
Net interest margin (tax equivalent)........       5.26       4.89       5.08       5.04       5.87       5.79       5.72
Dividend payout ratio.......................       0.00      38.50      86.96      42.55      33.33      26.67     150.00
ASSET QUALITY RATIOS:
Non-performing loans to total period-end
  loans.....................................       0.00%      1.02%      0.41%      1.16%      0.25%      0.97%      2.49%
Period-end non-performing assets to total
  assets....................................       0.06       0.58       0.21       0.47       0.15       0.57       1.48
Period-end allowance for credit losses to
  nonperforming loans.......................  27,400.00      90.96     201.27      98.24     460.91     133.54      68.48
Period-end allowance for credit losses to
  total loans...............................       0.84       0.93       0.83       1.14       1.15       1.29       1.69
Net charge-offs to average loans............       0.19       0.39       0.61       0.37       1.13       0.86       1.74
LIQUIDITY AND CAPITAL RATIOS:
Average loans to average deposits...........      51.48%     46.32%     45.63%     49.68%     63.26%     70.22%     66.12%
Period-end shareholders' equity to total
  assets....................................       6.44       6.44       5.74       6.29       5.79       8.16       8.07
Average shareholders' equity to average
  assets....................................       6.29       6.84       6.61       6.06       7.17       8.90       9.13
Period-end Tier 1 capital to risk weighted
  assets(1).................................      12.30      14.38      12.40      13.30       9.45      12.84      13.15
Period-end total capital to risk weighted
  assets(1).................................      13.07      15.21      13.20      14.30      10.35      14.09      14.40
Period-end Tier 1 leverage ratio (tangible
  share holders' equity to total average
  assets)(1)................................       6.79       6.99       6.31       7.33       6.58       9.25       8.67


---------------

(1) Calculated in accordance with regulations in effect at December 31, 1996.

SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA


     The following summary pro forma consolidated financial data combines the historical consolidated financial statements of Sterling and First Houston as if the Merger had occurred on January 1, 1996 after giving effect to the pro forma adjustments described in the notes to the pro forma consolidated financial statements included elsewhere in this Proxy Statement. See the Pro Forma Consolidated Financial Statements included elsewhere in this Proxy Statement.



                                                                AT OR FOR THE SIX
                                                                   MONTHS ENDED        AT OR FOR THE
                                                                     JUNE 30,           YEAR ENDED
                                                              ----------------------   DECEMBER 31,
                                                                 1997         1996         1996
                                                              ----------    --------   -------------
                                                               (IN THOUSANDS, EXCEPT FOR PER SHARE
                                                                       AMOUNTS AND RATIOS)
SUMMARY OF INCOME:
Interest income.............................................  $   36,634    $ 29,403      $ 62,171
Interest expense............................................      11,507       9,496        19,807
Net interest income.........................................      25,127      19,907        42,364
Provision for credit losses.................................       1,400       1,131         2,343
Non-interest income.........................................       4,455       4,064         8,598
Non-interest expense........................................      19,036      14,891        32,354
Income before income taxes..................................       9,146       7,949        16,265
Income taxes................................................       3,028       2,470         5,112
Net income..................................................       6,118       5,479        11,153
PER SHARE DATA:(1)
Net income per share (fully diluted)........................  $     0.43    $   0.40      $   0.80
Cash dividends paid per common share........................       0.055       0.048          0.19
Book value per common share.................................        5.40        4.56          4.91
Tangible book value per share...............................        5.29        4.45          4.79
Weighted average common and common equivalent shares........      14,196      13,659        14,024
BALANCE SHEET DATA:
Total assets................................................  $1,060,681    $810,242      $922,330
Loans, net of unearned discount.............................     647,664     491,954       554,325
Allowance for credit losses.................................       7,508       6,797         7,053
Investment securities.......................................     266,422     199,244       205,465
Deposits....................................................     918,844     735,993       840,344
Notes payable and senior debentures.........................          --       4,800         4,000
Trust preferred securities..................................      28,750          --            --
Shareholders' equity........................................      74,163      62,069        67,004
SELECTED PERFORMANCE RATIOS:
Return on average assets....................................        1.29%       1.42%         1.37%
Return on average shareholders' equity......................       17.46       18.39         17.74
Net interest margin.........................................        6.02        5.83          5.80
Dividend payout ratio.......................................       25.48       23.25         21.54
ASSET QUALITY RATIOS:
Non-performing loans to total period-end loans..............        0.46%       0.65%         0.53%
Period-end non-performing assets to total assets............        0.48        0.71          0.58
Period-end allowance for credit losses to non-performing
  loans.....................................................      253.31      211.02        239.25
Period-end allowance for credit losses to total loans.......        1.16        1.38          1.27
Net charge-offs to average loans............................        0.33        0.35          0.36
LIQUIDITY AND CAPITAL RATIOS:
Average loans to average deposits...........................       66.70%      66.10%        66.68%
Period-end shareholders' equity to total assets.............        6.99        7.66          7.26
Average shareholders' equity to average assets..............        7.38        7.71          7.70
Period-end Tier 1 capital to risk weighted assets(2)........       12.42       10.98         10.41
Period-end total capital to risk weighted assets(2).........       14.32       12.22         11.53
Period-end Tier 1 leverage ratio (tangible shareholders'
  equity to total average assets)(2)........................       11.02        8.49          7.79


---------------

(1) Per share data for all periods and dates have been adjusted retroactively to give effect to a three-for-two stock split in the form of a stock dividend distributed by Sterling in February 1997.

(2) Calculated in accordance with regulations in effect at December 31, 1996.

RECENT DEVELOPMENTS


     On June 6, 1997 Sterling sold $28,750,000 of trust preferred securities (the "Preferred Securities") issued by Sterling Bancshares Capital Trust I, a Delaware business trust (the "Trust"), in an underwritten public offering. Proceeds from the sale by the Trust of the Preferred Securities were used by the Trust to purchase $28,750,000 principal amount of 9.28% Junior Subordinated Debentures due 2027 issued by Sterling. Under certain circumstances, the maturity date of the Junior Subordinated Debentures may be shortened to 2002 if certain conditions are met. The Preferred Securities will have a preference over the common trust securities (all of which are owned by Sterling) under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. So long as an event of default has not occurred, Sterling can elect to defer payments of interest on the Junior Subordinated Debentures at any time and from time to time for a period not exceeding 20 consecutive quarterly periods. Sterling has guaranteed all of the Trust's obligations under the Preferred Securities. Such guarantee is unsecured and will rank junior and subordinate in right of payment to specified senior indebtedness. Sterling expects that Preferred Securities having an aggregate liquidation amount of approximately $20 million will be eligible to qualify as Tier I capital under the capital guidelines of the Federal Reserve, and that the balance will be eligible to qualify as Tier 2 capital. Sterling used $3.6 million of the net proceeds from the sale of the Junior Subordinated Debentures to repay existing indebtedness. The balance will be used for general corporate purposes. The pro forma financial data included in this Proxy Statement does not give effect to the completion of such issuance and sale of the Preferred Securities and Junior Subordinated Debentures.

                                  RISK FACTORS

     In connection with their consideration of the proposed Merger, Shareholders should carefully examine this entire Proxy Statement and give particular consideration to the risks set forth below.

DEPENDENCE UPON LOCAL ECONOMIC CONDITIONS

     Sterling's profitability is dependent on the profitability of Sterling Bank. Sterling Bank derives substantially all of its loans, deposits and other business from the greater Houston metropolitan area. The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond Sterling's control. During the mid-1980's, severely depressed oil and gas and real estate prices materially and adversely affected the Texas and Houston economies, causing a severe recession and significant unemployment in the region. More recently, the Houston and Texas economies have improved considerably which has been partially attributable to expansion into non-energy related industries. As Houston has diversified, its economy has become more susceptible to adverse developments affecting the national economy. There can be no assurance, however, that Sterling will be able to withstand adverse changes in the Houston economy should they occur, or that adverse developments in general economic conditions in the national or local economy will not adversely affect Sterling's financial condition or results of operations. Accordingly, Sterling will remain subject to risks associated with prolonged declines in either the local or national economies.

RELIANCE ON OWNER-OPERATED BUSINESS MARKET

     Sterling's business development and marketing strategy is primarily targeted toward serving the banking and financial services needs of owner-operated businesses. The owner-operated business market, which Sterling defines as businesses with annual sales between $300,000 and $30 million, represents a major sector of the Houston economy that has played an important role in recent years in generating job growth and improving the overall health of the Houston economy. While Sterling believes that this market niche will continue to play a key role in the future success of the Houston economy, there can be no assurances that economic conditions affecting this market will continue to be favorable or that this market will not experience any adverse developments, which, in time, could adversely affect Sterling's financial condition or results of operations. In addition, no assurance can be given that Sterling's financial condition or results of operations will not be adversary affected if Sterling is unable to maintain or expand its share of the owner-operated business market or is required, due to changing business and economic conditions, to serve other market sectors.

GOVERNMENTAL REGULATION

     Sterling and its subsidiaries will continue to be subject to extensive federal and state governmental supervision and regulation, which are intended primarily for the protection of depositors. In addition, Sterling and its subsidiaries are subject to changes in federal and state law, as well as changes in regulations, governmental polices and accounting principles. The effects of any such potential changes cannot be predicted but could adversely affect the business and operations of Sterling and its subsidiaries in the future. See "Supervision and Regulation."

INDEBTEDNESS OF STERLING

     Like most banks, Sterling Bank realizes income primarily from the spread between interest earned on loans and investments and the interest paid on deposits and borrowings. It is expected that Sterling, from time to time, will experience "gaps" in the interest rate sensitivities of its assets and liabilities, meaning that either its interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to Sterling's position, the "gap" will work against Sterling and its earnings may be negatively affected. Management actively monitors the interest rate sensitivities of the assets and liabilities of Sterling and works to prevent any gaps from approaching imprudent levels.

RESTRICTIONS ON PAYING DIVIDENDS

     Sterling's ability to pay dividends to its shareholders depends to a large extent upon the dividends Sterling receives from Sterling Bank (and subsequent to the Merger from Houston National Bank). Dividends paid by Sterling Bank are subject to restrictions under various federal and state banking laws. In addition, both Sterling and Sterling Bank must maintain certain capital levels which may restrict the ability of Sterling Bank to pay dividends to Sterling and Sterling to pay dividends to its shareholders. See "Supervision and Regulation" and "Market Prices of Sterling Common Stock and Dividend Policy of Sterling."

PREEMPTIVE RIGHTS DENIED AND DILUTION

     Sterling's Articles of Incorporation, as amended, (the "Sterling Charter") do not provide shareholders with a preemptive right to subscribe for additional shares of Sterling Common Stock upon any increase thereof. See "Description of Sterling Capital Stock -- Sterling Common Stock" and "Comparative Rights of Shareholders -- Preemptive Rights." Thus, upon the issuance of any additional shares of Sterling Common Stock or other voting securities of Sterling, or securities convertible into Sterling Common Stock or other voting securities of Sterling, Shareholders of First Houston who receive shares of Sterling Common Stock in the Merger may be unable to maintain their pro rata voting or ownership interest in Sterling.

ANTI-TAKEOVER PROVISIONS

     The Sterling Charter, as well as Texas and certain federal laws and regulations, will assist Sterling in maintaining its status as an independent publicly-owned corporation. The Sterling Charter provides for non-cumulative voting for directors and authorize the Board of Directors to issue shares of preferred stock without shareholder approval. Shares of preferred stock may be issued by Sterling in the future without shareholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of Sterling Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock of Sterling that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in Sterling. See "Description of Sterling Capital Stock." These provisions in Sterling's governing instruments may discourage potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors of Sterling. Accordingly, holders of Sterling Common Stock may be deprived of an opportunity to sell their shares of Sterling Common Stock at a substantial premium over the market price of such shares. In addition, federal law also requires the approval of the Federal Reserve Board prior to the acquisition of "control" of a bank holding company. See "Supervision and Regulation."

     The Board of Directors of Sterling is divided into three classes, designated Class I, Class II and Class III. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The Sterling Charter provides that the number of directors will be fixed by, or in the manner provided in, the Bylaws. The Bylaws provide that the number of directors may be fixed from time to time by resolution of the Board of Directors. Currently, the Board of Directors of Sterling consists of 16 members. The term for directors in Class I expires at the annual meeting of shareholders to be held in 1999; the term for directors in Class II expires at the annual meeting of shareholders to be held in 2000; and the term for directors in Class III expires at the annual meeting of shareholders to be held in 1998. A director of the Company may be removed only for cause and only upon the affirmative vote of the holders of a majority of the outstanding capital stock entitled to vote at an election of directors.


     Part Thirteen, a recently enacted provision of the TBCA, restricts certain transactions between a corporation organized under Texas law (or its majority-owned subsidiaries) and any person holding 20% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Affiliated Shareholder"). Part Thirteen generally prohibits a publicly held Texas corporation from engaging in the following transactions with an Affiliated Shareholder, for a period of three years from the date the shareholder becomes an Affiliated Shareholder unless certain conditions described below are met: (a) any merger, share exchange or conversion, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (c) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Affiliated Shareholder's proportionate share of the stock of the corporation, (d) the adoption of a plan or proposal for the liquidation or dissolution of the corporation proposed by or pursuant to any arrangement with the Affiliated Shareholder, (e) any other transaction which has the effect of increasing the proportionate share of the stock of the corporation which is owned by the Affiliated Shareholder, and (f) receipt by the Affiliated Shareholder of the benefit (except proportionately as a shareholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation. Part Thirteen is effective September 1, 1997.



     The three-year ban does not apply if either the proposed transaction or the transaction by which the Affiliated Shareholder became an Affiliated Shareholder is approved by the board of directors of the corporation prior to the date such shareholder becomes an Affiliated Shareholder. Business combinations are also permitted within the three-year period if authorized at a meeting of shareholders called for that purpose within six months after such shareholder becomes an Affiliated Shareholder, by the holders of at least 66 2/3% of the outstanding voting stock not owned by the Affiliated Shareholder.



     Prior to December 31, 1997, a corporation has the option of electing to exclude itself from the coverage of Part Thirteen by amending its articles of incorporation or bylaws. After December 31, 1997, a corporation may, at its option, exclude itself from the coverage of Part Thirteen by amending its articles of incorporation or bylaws by action of its shareholders to exempt itself from coverage, provided that such charter or bylaw amendment shall not become effective until 18 months after the date it is adopted and will not apply to any business combination with an Affiliated Shareholder who became such prior to the effective date of such amendment. Sterling has not adopted such a charter or bylaw amendment.


COMPETITION

     Sterling and its subsidiaries are subject to vigorous competition in all aspects and areas of its business from banks and other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies and insurance companies. Sterling also competes with non-financial institutions, including retail stores that maintain their own credit programs and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Sterling competes in its market area with a number of much larger financial institutions with substantially greater resources, lending limits, larger branch systems and a wider array of commercial banking services. See "Business of Sterling -- Competition." Sterling has been able to compete effectively with other financial institutions by emphasizing customer service, including local office decision-making on loans, by establishing long term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers. No assurances may be given, however, that Sterling will continue to be able to compete effectively with other financial institutions in the future.

                             PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS


     The following Pro Forma Consolidated Balance Sheet as of June 30, 1997, and Consolidated Statements of Income for the year ended December 31, 1996 and the six months ended June 30, 1997 combine the historical consolidated financial statements of Sterling and First Houston and are presented as if the Merger had occurred on January 1, 1996 (in the case of the information relating to 1996) and January 1, 1997 (in the case of the information relating to 1997), after giving effect to the pro forma adjustments described in the accompanying notes.


     The pro forma consolidated financial statements are not necessarily indicative of the consolidated financial position or results of future operations of the combined entity or of the actual results that would have been achieved had the Merger been consummated as of January 1, 1996 or January 1, 1997.

                   STERLING BANCSHARES, INC. AND SUBSIDIARIES
                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1997

                                   UNAUDITED


                                                    STERLING     FIRST HOUSTON
                                                   BANCSHARES     BANCSHARES      PRO FORMA     PRO FORMA
                                                  (HISTORICAL)   (HISTORICAL)    ADJUSTMENTS   CONSOLIDATED
                                                  ------------   -------------   -----------   ------------
                                                                       (IN THOUSANDS)
ASSETS:
  Cash and due from banks.......................     $ 89,113      $  4,377        $   --       $   93,490
  Federal funds sold............................           --        11,244            --           11,244
  Interest-bearing deposits in financial
     institutions...............................           42            --            --               42
  Available-for-sale investment securities......        4,327        50,714            --           55,041
  Held-to-maturity investment securities........      211,381            --            --          211,381
  Equity in unconsolidated subsidiary...........        2,296            --            --            2,296
  Loans held for sale...........................       46,377           227            --           46,604
  Loans, net of unearned discount...............      536,430        64,630            --          601,060
  Allowance for credit losses...................       (6,960)         (548)           --           (7,508)
  Accrued interest receivable and other
     assets.....................................       11,655         2,906            --           14,561
  Real estate acquired by foreclosure...........        1,733            77            --            1,810
  Premises and equipment, net...................       26,158         2,825            --           28,983
  Goodwill......................................        1,677            --            --            1,677
                                                     --------      --------        ------       ----------
          Total assets..........................     $924,229      $136,452        $   --       $1,060,681
                                                     ========      ========        ======       ==========
LIABILITIES AND SHAREHOLDERS' EQUITY:
LIABILITIES:
  Deposits......................................     $792,780      $126,064        $   --       $  918,844
  Securities sold under agreements to
     repurchase.................................       33,790            --            --           33,790
  Accrued interest payable and other
     liabilities................................        3,537         1,597            --            5,134
                                                     --------      --------        ------       ----------
          Total liabilities.....................      830,107       127,661            --          957,768
                                                     ========      ========        ======       ==========
  Company-obligated mandatorily redeemable trust
     preferred securities of subsidiary trust...       28,750            --            --           28,750
SHAREHOLDERS' EQUITY:
  Preferred stock...............................          177           855          (855)(a)          177
  Common stock..................................       12,040         2,230          (546)(a)       13,724
  Capital surplus...............................       17,718         6,560         1,401(a)        25,679
  Retained earnings.............................       35,549          (808)           --           34,741
  Unrealized loss on available for sale
     securities.................................                        (46)                           (46)
  Net unrealized losses on held-to-maturity
     investment securities transferred from
     available-for-sale.........................         (112)           --            --             (112)
                                                     --------      --------        ------       ----------
          Total shareholders' equity............       65,372         8,791            --           74,163
                                                     --------      --------        ------       ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......     $924,229      $136,452        $   --       $1,060,681
                                                     ========      ========        ======       ==========


---------------


(a) Represents the acquisition adjustment which includes the conversion and elimination of 21,375 shares of First Houston Preferred Stock and the elimination 2,230,000 shares of First Houston Common Stock, and the issuance of 1,684,000 shares of Sterling Common Stock. The excess par value of the converted shares of First Houston Capital Stock over the shares of Sterling Common Stock into which such shares are converted has been added to capital surplus.

                   STERLING BANCSHARES, INC. AND SUBSIDIARIES
                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997



                                                            STERLING    FIRST HOUSTON    PRO FORMA
                                                           BANCSHARES    BANCSHARES     CONSOLIDATED
                                                           ----------   -------------   ------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
  Loans, including fees..................................   $25,277        $3,259         $28,536
  Investment securities..................................     5,318         1,454           6,772
  Federal funds sold.....................................       663           166             829
  Deposits in financial institutions.....................       497            --             497
                                                            -------        ------         -------
          Total interest income..........................    31,755         4,879          36,634
                                                            -------        ------         -------
INTEREST EXPENSE:
  Deposits...............................................     9,520         1,667          11,187
  Securities sold under agreements to repurchase.........       168             5             173
  Notes payable..........................................       147            --             147
                                                            -------        ------         -------
          Total interest expense.........................     9,835         1,672          11,507
                                                            -------        ------         -------
          Net interest income............................    21,920         3,207          25,127
  Provision for credit losses............................     1,210           190           1,400
                                                            -------        ------         -------
  Net interest income after provision for credit
     losses..............................................    20,710         3,017          23,727
                                                            -------        ------         -------
NON-INTEREST INCOME:
  Customer service fees..................................     2,782           235           3,017
  Other..................................................     1,375            63           1,438
                                                            -------        ------         -------
          Total non-interest income......................     4,157           298           4,455
                                                            -------        ------         -------
NON-INTEREST EXPENSE:
  Salaries and employee benefits.........................     9,737           925          10,662
  Depreciation and amortization..........................     1,585           193           1,778
  Occupancy and equipment expense, net...................     1,365           173           1,538
  Technology.............................................       369            73             442
  Professional fees......................................       243           255             498
  Minority interest expense..............................       178            --             178
  Other..................................................     3,259           681           3,940
                                                            -------        ------         -------
          Total non-interest expense.....................    16,736         2,300          19,036
                                                            -------        ------         -------
Income before income taxes...............................     8,131         1,015           9,146
Income taxes.............................................     2,684           344           3,028
                                                            -------        ------         -------
Net income...............................................   $ 5,447        $  671         $ 6,118
                                                            =======        ======         =======
NET INCOME PER COMMON SHARE:
  Primary................................................   $  0.44        $ 0.40         $  0.43
                                                            =======        ======         =======
  Fully diluted..........................................   $  0.44        $ 0.40         $  0.43
                                                            =======        ======         =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Primary................................................    12,442         1,684          14,126
  Fully diluted..........................................    12,519         1,684          14,203

                   STERLING BANCSHARES, INC. AND SUBSIDIARIES
                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                              STERLING    FIRST HOUSTON    PRO FORMA
                                                             BANCSHARES    BANCSHARES     CONSOLIDATED
                                                             ----------   -------------   ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST INCOME:
  Loans, including fees....................................   $42,861        $5,465         $48,326
  Investment securities....................................     9,280         2,673          11,953
  Federal funds sold.......................................       732           620           1,352
  Deposits in financial institutions.......................       540            --             540
                                                              -------        ------         -------
          Total interest income............................    53,413         8,758          62,171
INTEREST EXPENSE:
  Deposits.................................................    16,024         3,080          19,104
  Securities sold under agreements to repurchase...........       318            --             318
  Notes payable............................................       384            --             384
  Senior debentures........................................         1            --               1
                                                              -------        ------         -------
          Total interest expense...........................    16,727         3,080          19,807
                                                              -------        ------         -------
          Net interest income..............................    36,686         5,678          42,364
  Provision for credit losses..............................     2,113           230           2,343
                                                              -------        ------         -------
  Net interest income after provision for credit losses....    34,573         5,448          40,021
                                                              -------        ------         -------
NON-INTEREST INCOME:
  Customer service fees....................................     5,141           454           5,595
  Net gain (loss) on sale of investment securities.........        --            87              87
  Earnings of unconsolidated subsidiary....................       316            --             316
  Other....................................................     2,507            93           2,600
          Total non-interest income........................     7,964           634           8,598
                                                              -------        ------         -------
NON-INTEREST EXPENSE:
  Salaries and employee benefits...........................    16,606         2,840          19,446
  Depreciation and amortization............................     2,520           303           2,823
  Net occupancy and equipment expense......................     2,165           267           2,432
  (Gains) losses and carrying costs of real estate acquired
     by foreclosure........................................       155            --             155
  FDIC assessment..........................................         2             2               4
  Technology...............................................       537           321             858
  Professional fees........................................       490           273             763
  Other....................................................     4,659         1,214           5,873
                                                              -------        ------         -------
          Total non-interest expense.......................    27,134         5,220          32,354
                                                              -------        ------         -------
Income before income taxes.................................    15,403           862          16,265
                                                              -------        ------         -------
Income taxes...............................................     4,749           363           5,112
Net income.................................................   $10,654        $  499         $11,153
                                                              =======        ======         =======
NET INCOME PER COMMON SHARE:
  Primary..................................................   $  0.87        $ 0.30         $  0.80
                                                              =======        ======         =======
  Fully diluted............................................   $  0.86        $ 0.30         $  0.80
                                                              =======        ======         =======
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Primary..................................................    12,251         1,684          13,935
  Fully diluted............................................    12,340         1,684          14,024


---------------


(a) Represents the acquisition adjustment which includes the conversion and elimination of 21,375 shares of First Houston Preferred Stock and the elimination of 2,230,000 shares of First Houston Common Stock, and the issuance of 1,684,000 shares of Sterling Common Stock. The excess par value of the converted shares of First Houston Capital Stock over the shares of Sterling Common Stock into which such shares are converted has been added to capital surplus.

                                  THE MEETING
GENERAL

     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Houston from the Shareholders of First Houston for use at the Meeting. The Meeting is a special meeting of the Shareholders of First Houston at which the Shareholders will consider the Merger Proposal (pursuant to which the Merger will be effected whereby First Houston will become a wholly owned indirect subsidiary of Sterling pursuant to the Merger Agreement) and the Charter Proposal (whereby the First Houston Charter will be amended immediately prior to the Effective Time of the Merger). The Merger will not be effected unless the Merger Proposal and the Charter Proposal are both approved by the requisite vote of Shareholders (unless all shares of First Houston Preferred Stock are converted into First Houston Common Stock prior to the Meeting, in which case approval of the Charter Proposal will no longer be a condition to consummation of the Merger). A complete copy of the Merger Agreement is attached to this Proxy Statement as Appendix A and a copy of the form of the Charter Proposal is attached as Appendix B to this Proxy Statement.

     For a discussion of the Merger Proposal, see "Proposal No. 1: Approval of the Merger Proposal." For a discussion of the Charter Proposal, see "Proposal No. 2: Approval of the Charter Proposal."


     It is anticipated that proxy solicitation materials will first be mailed to Shareholders on or about July 31, 1997. The Meeting will be held on September , 1997 at 10 a.m., at the principal executive offices of First Houston, 5757 Memorial Drive, Houston, Texas 77007.


PERSONS ENTITLED TO VOTE AND VOTING RIGHTS

     The holders of record of outstanding First Houston Common Stock and outstanding First Houston Preferred Stock at the close of business on the Record Date will be entitled to notice of and to vote at the Meeting. At the close of business on the Record Date, 2,229,738 shares of First Houston Common Stock and 21,375 shares of First Houston Preferred Stock were issued and outstanding and entitled to vote at the Meeting. Each holder of First Houston Capital Stock will be entitled to one vote for each share of First Houston Capital Stock owned of record on the Record Date. The holders of First Houston Common Stock and the holders of First Houston Preferred Stock will vote as separate classes and the affirmative vote of two-thirds of each class is required to approve and adopt the (i) Merger Proposal, and (ii) the Charter Proposal pursuant to which First Houston's Charter will be amended to delete paragraph (h)(4) of the Certificate of Designation establishing the First Houston Preferred Stock. The form of the Charter Proposal is attached hereto as Appendix B to this Proxy Statement.

PROXIES

     Proxies, in the form enclosed, which are properly executed by the Shareholders and returned to First Houston and not subsequently revoked, will be voted at the Meeting in accordance with the directions specified thereon, and otherwise in accordance with the judgment of the persons designated as proxies. Any properly executed proxy on which voting instructions are not specified will be voted in favor of the Merger Proposal and the Charter Proposal. A proxy may be revoked at any time before it is voted by giving written notice to the Secretary of First Houston, by execution of a proxy of a later date filed with the Secretary of First Houston at or before the Meeting or by voting in person at the Meeting.

     This proxy solicitation is made by the Board of Directors of First Houston. Sterling and First Houston are responsible for their respective expenses incurred in preparing, assembling, printing, and mailing this Proxy Statement. Directors, officers and regular employees of First Houston intend to solicit proxies personally or by telephone without receiving special compensation therefor. First Houston will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PRINCIPAL SHAREHOLDERS


     As of the date of this Proxy Statement, the following persons own beneficially 5% or more of First Houston Common Stock: John B. Carter, Jr. (7.6%), Gordon Cain (7.5%), Michael T. Judd (7.6%) and John E. McFarlane (6.1%). In addition, Messrs. Carter and Judd own beneficially 11.7% and 9.4%, respectively, of the First Houston Preferred Stock. See "Management of First Houston -- Principal Shareholders." All of the executive officers and directors of First Houston as a group (15 persons) own 864,262 shares, or approximately 38.8%, of the issued and outstanding First Houston Common Stock and 5,750 shares (26.9%) of the issued and outstanding shares of First Houston Preferred Stock. See "Management of First Houston -- Stock Ownership of Executive Officers and Directors." All of the executive officers and directors of First Houston have indicated an intention to vote in favor of the Merger Proposal and the Charter Proposal. Since the executive officers and directors of First Houston, as a group, own less than two-thirds of the issued and outstanding shares of each of the First Houston Common Stock and the First Houston Preferred Stock, the votes of Shareholders of First Houston other than the executive officers and directors will be required to achieve the necessary votes required to approve the Merger Proposal and the Charter Proposal. The Board of Directors of First Houston recommends that the Shareholders vote in favor of the Merger Proposal and the Charter Proposal. See "Information About the Merger -- Reasons for Approval of the Merger."


                PROPOSAL NO. 1: APPROVAL OF THE MERGER PROPOSAL

BACKGROUND OF THE TRANSACTION


     In April 1996, the First Houston Board of Directors decided to consider possible strategic alternatives, including a sale of First Houston, in light of changing conditions in the banking industry and the success of First Houston's business plan in increasing the attractiveness of its banking operations to potential buyers. Beginning in July, 1995, Sterling had from time to time expressed its interest in a possible acquisition of First Houston. In November 1996, the First Houston Board of Directors, as part of First Houston's strategic planning process, authorized Charles M. Neff, Jr., the President and Chief Executive Officer of First Houston, to contact George Martinez, the Chairman of Sterling, and to advise Mr. Martinez that First Houston was in the process of considering and evaluating various strategic options, including a potential merger.


     In December 1996, the First Houston Board authorized Mr. Neff to explore the possibility of a merger of First Houston and Sterling. During December 1996, Mr. Martinez met with Mr. Neff and John B. Carter, Jr., the Chairman of First Houston, to (i) discuss the general parameters for a possible merger between Sterling and First Houston, (ii) identify potential revenue enhancements and costs savings that could be derived from a business combination and (iii) provide each company with a thorough understanding of Sterling's and First Houston's respective business and strategic plans, corporate cultures, customer profiles and portfolio compositions. Based upon these preliminary discussions and the exchange of substantial information, on December 31, 1996, the management of Sterling presented a letter of intent to First Houston which outlined the basic terms and conditions of a proposed merger of First Houston with a wholly owned subsidiary of Sterling (subject to the approval of Sterling's Board of Directors) pursuant to which First Houston shareholders would receive Sterling Common Stock, based upon an exchange ratio computed substantially as set forth in the Merger Agreement.

     During January 1997, Mr. Martinez held additional meetings with Messrs. Carter and Neff to provide First Houston with a detailed understanding of Sterling's methodology for the valuation of First Houston and to discuss merger price considerations and other critical issues. Sterling also provided First Houston with substantial information regarding its financial performance, reports from various market analysts regarding Sterling Common Stock and long term prospects and Sterling's strategic plan.

     On January 16, 1997, the Board of Directors of First Houston met to discuss and evaluate Sterling's offer. The Board of Directors of First Houston, with the assistance of its outside counsel, reviewed the terms of the letter of intent, analyzed the benefits of a stock-for-stock merger rather than a cash merger from both a tax and capital appreciation perspective, and discussed essential terms and conditions of the transaction. The First Houston Board of Directors also spent a substantial amount of time evaluating Sterling's financial perform-ance, stock market history, valuation, trading activity and long term prospects, weighing the benefits and risks of remaining independent and analyzing comparable bank merger transactions. After extensive deliberations, the Board of Directors authorized management of First Houston to (i) enter into the letter of intent subject to certain modifications, (ii) negotiate a definitive merger agreement, (iii) conduct due diligence with respect to Sterling, its financial condition and its long term prospects, and (iv) make a final proposal that would enable the First Houston Board to determine whether the proposed merger was fair to and in the best interest of the First Houston shareholders and that the merger consideration in the form of Sterling Common Stock was fair to the First Houston shareholders from a financial point of view.

     On January 27, 1997, the Sterling Board of Directors discussed a proposed offer to acquire First Houston for Sterling Common Stock by a merger with a wholly-owned subsidiary of Sterling, based upon an exchange ratio computed substantially as set forth in the Merger Agreement.

     Following a meeting between Messrs. Martinez, Carter, Neff and Michael A. Roy, Sterling's General Counsel, on February 7, 1997, at which Sterling agreed to make certain modifications to the letter of intent at the request of First Houston, First Houston and Sterling entered into a non-binding letter of intent. The letter of intent provided that Sterling would acquire First Houston for Sterling Common Stock by a merger with a wholly owned subsidiary of Sterling based upon an exchange ratio computed substantially as set forth in the Merger Agreement. The offer set forth in the letter of intent was subject to the satisfaction of certain conditions, including satisfactory completion of due diligence by both companies, the negotiation of a definitive merger agreement and the approval of the merger agreement by the Sterling and First Houston Boards of Directors and the First Houston shareholders. Pursuant to the terms of the letter of intent, during February 1997 representatives of First Houston and Sterling undertook extensive due diligence investigations of the respective companies and began negotiating the terms of the Merger Agreement.


     Beginning in December 1996 and continuing through January 1997, Mr. Neff, on behalf of the First Houston Board of Directors, held preliminary discussions with two other privately held financial institutions regarding the possible combination of such parties and First Houston. In view of the definitive offer from Sterling and the significant benefits perceived to accrue from a merger with Sterling as discussed below, the First Houston Board of Directors decided to pursue the Sterling offer to acquire First Houston and not to pursue a transaction with such third parties.


     On March 4, 1997, the Sterling Board approved a merger agreement with First Houston pursuant to which Sterling would acquire First Houston for Sterling Common Stock at an exchange ratio computed substantially as set forth in the Merger Agreement, and authorized Sterling's management to negotiate further changes in such merger agreement with First Houston.

     Between March 6, 1997 and March 14, 1997, representatives of First Houston met to discuss a definitive merger agreement and to resolve various issues relating to the transaction, including adjustments to the Exchange Ratio, termination provisions and breakup fees, and board representation.

     On March 20, 1997, the First Houston Board of Directors met and reviewed the Merger Agreement with outside counsel and accountants. In its deliberations, the First Houston Board of Directors considered the valuation of Sterling's Common Stock and of First Houston and the results of comparable bank acquisitions and mergers in Texas and surrounding states discussed below under "Reasons for Approval of the Merger -- Attractive Price and Fairness." After full discussion of the terms of the Merger Agreement and after considering the advice of outside counsel and determining that the Merger Consideration was fair to the shareholders of First Houston from a financial point of view, the First Houston Board of Directors unanimously approved the Merger Agreement.

REASONS FOR APPROVAL OF THE MERGER

     The Board of Directors of each of Sterling and First Houston believes that the terms of the Merger Agreement are fair to, and are in the best interests of, their respective shareholders. The Board of Directors of First Houston consulted with its accounting and legal advisors and considered a number of factors in deciding whether to enter into the Merger Agreement with Sterling, including the following significant factors. The

First Houston Board of Directors did not assign any relative or specific weights to the factors considered, but considered the following significant factors:

          Improved Liquidity of the First Houston Shareholders'
     Investment. First Houston's capital stock has not been registered for trading on any national securities exchange. As a result, there has not been an active trading market for the First Houston Common Stock. The absence of a liquid market has resulted in infrequent and isolated transactions in First Houston Capital Stock at prices that reflected the particular circumstances of the buyer and seller and not necessarily at the fair market value of the stock. The absence of an active trading market for First Houston Common Stock has adversely affected the attractiveness to First Houston shareholders of the First Houston Capital Stock for various purposes, such as collateral for loans to such persons. By exchanging First Houston Capital Stock for shares of Sterling Common Stock, First Houston shareholders will receive capital stock for which an active trading market exists on the Nasdaq National Market, thereby providing First Houston shareholders with substantially enhanced liquidity for their stock. Furthermore, the availability of a liquid trading market for Sterling Common Stock will result in a greater opportunity for purchases and sales of capital stock (as compared with sales or purchases of First Houston Capital Stock). Although the average weekly trading volume in Sterling Common Stock has increased in recent years and a number of firms make a market in Sterling Common Stock, Sterling Common Stock is subject to fluctuations in trading volume. There is no assurance that all of such firms will continue to make a market in Sterling Common Stock or that a Sterling shareholder will be able to sell all or a substantial quantity of his shares in a timely manner should the need arise.


          Tax-free Nature of the Exchange. Chamberlin, Hrdlicka, White, Williams & Martin, special counsel to First Houston, will render an opinion that the exchange of stock with Sterling in the Merger will be a tax-free exchange with no current federal income tax consequences to the Shareholders. Consequently, First Houston shareholders will be able to exchange their First Houston Capital Stock for an equity investment in a combined entity with a larger, more diversified asset base and customer base, without incurring federal income tax in the exchange. See "Tax Consequences of the Merger."


          Attractive Price and Fairness. The First Houston Board of Directors believes that the consideration to be paid by Sterling for First Houston Capital Stock (based upon the market price of the Sterling Common Stock on the day that First Houston entered into the Merger Agreement with Sterling), represents an attractive premium for First Houston Capital Stock and is fair to the First Houston shareholders from a financial point of view. The determination of the First Houston Board of Directors is based on
     (i) a comparison of the Merger Proposal with other bank merger and acquisitions in Texas and surrounding states over the previous 18 months,
     (ii) the evaluation of publicly available analyst reports regarding the Sterling Common Stock, (iii) the review and evaluation of other information concerning the valuation of banks and analyses of bank acquisitions since January 1996 and (iv) the review and evaluation of financial information and analyses regarding Sterling and First Houston. See "-- Background of the Transaction." The First Houston Board of Directors determined that such premium is equal to or greater than the premium in comparable bank transactions in the State of Texas during the previous 18 months. The First Houston Board of Directors did not, however, engage a financial advisor to render a fairness opinion on the Merger.

          Bank Industry Consolidation Phase Will Likely Abate. For the last five years, the U.S. banking industry has been in the midst of a consolidation phase during which many banking institutions have been combined to form larger, more diversified institutions. Although the consolidation phase may continue for some time longer, the First Houston Board of Directors believes that the phase will begin to abate in the near future. If and when this occurs, the "favorable" environment for the purchase price premiums paid by acquiring institutions that has prevailed will also change. The First Houston Board of Directors believed that it was in the best interests of the First Houston shareholders to take advantage of current economic circumstances and realize the higher premiums that have been paid in the current consolidation phase before those circumstances changed for the worse and the premiums offered for banking institutions such as First Houston are reduced. If this consolidation phase does abate in the future, there can be no assurance that, in the event that Sterling considers a possible sale, it will be able to obtain a favorable premium or that the premium would be comparable to that being paid to First Houston shareholders.

          Enhanced Growth Prospects. In recent years, all of First Houston's growth has resulted from internally-generated increases in deposits and loans. The management of First Houston has discovered that First Houston's present size and market position make acquisitions by First Houston of other banking institutions difficult. Nevertheless, First Houston's Board of Directors wanted to afford the First Houston shareholders an opportunity to own stock in an institution that has successfully expanded and attained prudent growth. First Houston's Board of Directors determined that a merger with Sterling will allow the First Houston shareholders who accept and retain Sterling Common Stock, the opportunity to own stock in an institution that has demonstrated meaningful and consistent growth in recent years. Sterling has been able to achieve meaningful growth primarily through (i) internally generated increases in loans and deposits at existing offices, (ii) the opening of new banking offices and (iii) the acquisition of other banks. Although Sterling intends to continue to pursue this growth strategy, there can be no assurance that Sterling will achieve such growth or will grow at comparable rates in the future. See "Risk Factors -- Dependence Upon Local Economic Conditions" and "-- Reliance on Owner Operated Business Market." Any material decrease in Sterling's growth rate could have an adverse effect on the market value of the Sterling Common Stock. See "Future Stock Appreciation."

          Competition. The First Houston Board of Directors believes that the U.S. banking industry is undergoing dramatic change. For example, U.S. banks expect to be permitted to offer new products such as investment and insurance services some time in the near future. Additionally, with relaxation of state limitations on branch banking, interstate banking is expected to become a reality in the near future. In this new environment, the First Houston Board believes that to compete effectively a bank will need to have attained a certain size to create efficiencies, deploy important technological initiatives and offer additional products and services to their customers and communities without unduly compromising its safety and soundness. The First Houston Board of Directors determined that the shareholders of First Houston should be provided the opportunity to share in the benefits of the ongoing diversification of the banking industry and determined that the most effective way to do so was to enter into a business combination with a larger financial institution that shared First Houston's commitment to customer service and enhancement of shareholder value. First Houston shareholders should be aware that Sterling is subject to rigorous competition. See "Risk Factors -- Competition."

          The First Houston Board Believes that Sterling is a Well-Run, Stable Institution with the Same Institutional Values as First Houston. In considering whether to enter into a business combination with another financial institution and, if so, which institution to combine with, the First Houston Board of Directors wanted to ensure that the surviving institution of the combination would have the institutional values of customer service and shareholder value similar to those that have historically driven First Houston. In addition, the First Houston directors wanted to assure that the surviving institution of any entity with which First Houston would combine would be well managed, have a proven track record of safe operations and have demonstrated a high level of concern and support for its employees. The First Houston Board believes that Sterling meets all of these criteria.

          Future Stock Appreciation. In considering the Merger Proposal, the First Houston Board of Directors also considered Sterling's record in enhancing shareholder value. The First Houston Board of Directors wanted to assure that the securities received by the First Houston shareholders in any combination would have the potential for further appreciation in value. Given the historic performance of the Sterling Common Stock and the marketplace advantage it has created, the First Houston Board of Directors determined that the Sterling Common Stock to be received by the First Houston shareholders in the Merger will provide an opportunity for further enhancement in value. However, a number of factors could have an adverse effect on the future value of the Sterling Common Stock, including a decrease in Sterling's earnings or the rate of growth of such earnings, adverse developments affecting the banking industry and a sustained decline in overall stock market values. See "Enhanced Growth Prospects."

          Interests of Certain Persons in the Merger. Certain members of First Houston's management and the First Houston Board of Directors may be deemed to have interests in the Merger in addition to their interests as First Houston shareholders generally, which may cause potential conflicts of interest. The First Houston Board of Directors was aware of these factors and considered them, among other factors, in approving the Merger. Among these factors are (i) the indemnification provisions of the Merger Agreement as described under "Proposal No. 1: Approval of the Merger Agreement -- Interest of Certain Persons in the Merger" and (ii) the payment by Sterling of premiums for directors' and officers' liability insurance for First Houston directors and officers as described under "Proposal No. 1: Approval of the Merger Agreement -- Interest of Certain Persons in the Merger" and (iii) certain bonus and severance payments as described under "Proposal No. 1: Approval of the Merger
     Agreement -- Interest of Certain Persons in the Merger." The chief executive officer of First Houston will serve as an officer and director of Sterling Bank and the Chairman of First Houston's Board of Directors will serve as a Sterling director. See "Proposal No. 1: Approval of the Merger Agreement -- Interest of Certain Persons in the Merger." In addition, the directors and executive officers of First Houston will be entitled to an aggregate of approximately 635,094 shares of Sterling Common Stock pursuant to the Merger, based upon their ownership of First Houston Common Stock at June 30, 1997.


     The foregoing discussion of the information and factors considered by the First Houston Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the First Houston Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the First Houston Board of Directors may have given different weights to different factors.

INFORMATION ABOUT THE MERGER -- GENERAL

     Merger. At the time of the filing (or at such time as may be specified by law) of executed Articles of Merger (the "Effective Time"), SBI Acquisition Corp., a subsidiary of Sterling ("SBI"), will be merged with and into First Houston. As a result of the Merger, First Houston will continue as the surviving corporation of the Merger (the "Surviving Corporation"). Following the Merger, Sterling intends to merge First Houston into a wholly owned subsidiary of Sterling. The Merger will become effective at such time as stated in Articles of Merger to be filed with the Secretary of State of the State of Texas. It is anticipated that if the Merger Proposal and the Charter Proposal are approved at the First Houston Meeting and all other conditions (including the expiration of all applicable waiting periods in connection with governmental approvals) to the Merger have been satisfied or waived, the Effective Time will occur as soon as possible after the First Houston Meeting. If all other conditions to the Merger have not been satisfied prior to the Meeting, however, it is anticipated that the Effective Time will occur as soon as practicable after the date on which the last of the conditions to closing contained in the Merger Agreement is fulfilled or waived. See "Information About the Merger -- Conditions to Consummation of the Merger."

     Merger Consideration. At the Effective Time, each share of First Houston Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive a fractional share of Sterling Common Stock equal to the Exchange Ratio. Each share of First Houston Preferred Stock issued and outstanding at the date of the Merger Agreement that has not been converted prior to the Effective Time will be converted into and become the right to receive the number of shares of Sterling Common Stock equal to the Exchange Ratio, multiplied by a factor of 10. Each holder of shares of First Houston Common Stock or First Houston Preferred Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive or purchase a fraction of a share of Sterling Common Stock shall receive, in lieu thereof, cash (without interest). No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share. See "No Fractional Shares."

     From and after the Adjustment Date, First Houston will not permit any of the then outstanding options to purchase First Houston Common Stock (the "First Houston Stock Options") to be exercised, and, effective upon consummation of the Merger, each of such First Houston Stock Options shall thereafter constitute the right to purchase, at the exercise price specified therein, such number of shares of Sterling Common Stock as is equal to the product of (i) the number of shares of First Houston Common Stock for which such option was exercisable immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio.


     Determination and Adjustment of Merger Consideration. Based upon First Houston's estimated total shareholders' equity at December 31, 1996, of $8,318,986 (the "Preliminary First Houston Book Value") and Sterling's estimated book value per fully-diluted share of common stock at December 31, 1996, of $4.82318 (the "Preliminary Sterling Book Value"), all of the issued and outstanding shares of First Houston Capital Stock shall be converted as of the Effective Time into the right to receive an aggregate of 1,724,793 shares of Sterling Common Stock (the "Preliminary Merger Consideration"), subject to the adjustments described below. The Preliminary Merger Consideration shall be adjusted (i) to reflect the respective increase or decrease, as of the Adjustment Date, in First Houston's total shareholders' equity and the book value per fully-diluted share of Sterling Common Stock, (ii) in accordance with the known adjustments set forth on Annex I of the Merger Agreement (the "Known Adjustments") and (iii) in the event that the net income of First Houston for the period from January 1, 1997 until the Adjustment Date is less than the First Houston Projected Earnings (as defined below). The amount of adjustment to be made to the Preliminary Merger Consideration shall be determined (i) by calculating the sum of the Pro Forma First Houston Shareholders' Equity (as defined below), minus the Preliminary First Houston Book Value (the "First Adjustment Amount"); (ii) by calculating the product of (A) the sum of the Final Sterling Book Value (as defined below), minus the Preliminary Sterling Book Value, times (B) the Preliminary Merger Consideration (the "Second Adjustment Amount"); and (iii) by calculating the amount, if any, by which the net income of First Houston (computed in accordance with generally accepted accounting principles, consistently applied ("GAAP")) for the period from January 1, 1997 to the Adjustment Date is less than the First Houston Projected Earnings (the "Third Adjustment Amount"). The Preliminary Merger Consideration will be increased or decreased by the number of shares of Sterling Common Stock (such number of shares being referred to herein as the "Merger Consideration Adjustment") equal to the sum of (in each case rounded to the nearest whole share) (i) the quotient of the First Adjustment Amount, divided by either $13.33, if the First Adjustment Amount is positive, or by the Preliminary Sterling Book Value, if the First Adjustment Amount is negative, plus (ii) the quotient of the Second Adjustment Amount divided by $13.33, provided that, no adjustment will be made to the Preliminary Merger Consideration pursuant to either clause (i) or clause (ii) unless the sum of the First Adjustment Amount and the Second Adjustment Amount either (A) equals or exceeds $200,000 or (B) equals or is less than (-$200,000); plus (iii) the quotient of the Third Adjustment Amount divided by $13.33.



     Based upon (i) the number of shares of First Houston Capital Stock issued and outstanding on June 30, 1997, (ii) Sterling's and First Houston's shareholders' equity as of July 31, 1997, and (iii) First Houston's net income for the seven months ended July 31, 1997, the Exchange Ratio would have been
0.689. Because the Exchange Ratio remains subject to adjustment through the Adjustment Date based on, among other things, certain shareholders' equity and net income tests of First Houston, the Exchange Ratio and the Merger Consideration will not be finally determined until the Adjustment Date. Cash will be paid in lieu of issuing fractional shares of First Houston Common Stock. Sterling currently estimates that approximately 1.68 million shares of Sterling Common Stock will be issued to the Shareholders of First Houston.


     "Final Sterling Book Value" means the quotient of the total consolidated shareholders' equity of Sterling at the Adjustment Date as determined in accordance with GAAP, divided by the total number of shares of Sterling Common Stock outstanding on the Adjustment Date (determined on a fully diluted basis).

     "First Houston Projected Earnings" means the product of (i) $126,500 multiplied by (ii) the number of calendar months from January 1, 1997 to the Adjustment Date.

     "Pro Forma First Houston Shareholders' Equity" means First Houston's total shareholders' equity as of the Adjustment Date, minus the Known Adjustments.

     Exchange Ratio. For purposes of the Merger Agreement, the term "Exchange Ratio" means the amount, calculated as of the Adjustment Date, that is equal to the quotient of a fraction, of which (i) the numerator is equal to the sum of (A) the Preliminary Merger Consideration, plus (B) the Merger Consideration Adjustment, if positive (or minus the Merger Consideration Adjustment, if negative), and (ii) the denominator is equal to the sum of (A) the total issued and outstanding shares of First Houston Common Stock as of the Adjustment Date, plus (B) the product of the total issued and outstanding shares of First Houston Preferred Stock as of the Adjustment Date, multiplied by 10.

     "Average Closing Price" means the average of the daily closing sales prices of Sterling Common Stock listed on the Nasdaq National Market as "SBIB" (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Sterling) for the 10 consecutive trading days in which such shares are quoted on the Nasdaq National Market ending at the close of trading on the later of the day on which the Federal Reserve Board approves the Merger, or the day on which the last of the conditions to closing contained in the Merger Agreement is fulfilled or waived.

     Anti-Dilution Provisions. The Exchange Ratio, the Preliminary Merger Consideration, the Preliminary Sterling Book Value and any other stock based amounts shall be adjusted appropriately to reflect any stock dividends, splits, recapitalization or other similar transactions with respect to the Sterling Common Stock where the record date for such stock dividends, splits, recapitalizations or other transactions occurs prior to the Effective Time.

     Exchange Procedures. As of the Effective Time, Sterling will deposit with a bank or trust company designated by Sterling and reasonably acceptable to First Houston (the "Exchange Agent"), for the benefit of the holders of shares of First Houston Capital Stock. The Exchange Agent will have certificates representing the shares of Sterling Common Stock (such shares of Sterling Common Stock, together with any dividends or distributions with respect thereto paid in respect of a record date after the Effective Time, being hereinafter referred to as the "Exchange Fund") issuable in exchange for outstanding shares of First Houston Capital Stock.

     Promptly after the Effective Time, the Exchange Agent will mail to each holder of record of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding shares of First Houston Capital Stock (the "Certificates"): (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the certificates theretofore representing shares of First Houston Common Stock or First Houston Preferred Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Sterling Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and any other required documents, the holder of such Certificate will be entitled to receive in exchange therefor a certificate representing the number of whole shares of Sterling Common Stock which such holder has the right to receive pursuant to the Merger Agreement (based upon the Exchange Ratio) and cash in lieu of fractional shares of Sterling Common Stock. Each Certificate so surrendered will be canceled. In the event of a transfer of ownership of First Houston Capital Stock which is not registered in the transfer records of First Houston, a certificate representing the appropriate number of shares of Sterling Common Stock may be issued to a transferee if the Certificate representing such First Houston Capital Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each Certificate is deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Sterling Common Stock and cash in lieu of any fractional shares of Sterling Common Stock. Sterling will not be obligated to deliver the consideration to which any former holder of First Houston Common Stock or First Houston Preferred Stock is entitled as a result of the Merger until such holder surrenders his Certificate formerly representing shares of First Houston Common Stock or First Houston Preferred Stock, as the case may be, for exchange. In addition, Certificates surrendered for exchange by any person constituting an "affiliate" of First Houston for purposes of Rule 145(c) under the Securities Act will not be exchanged for certificates representing whole shares of Sterling Common Stock until Sterling has received a written agreement from such person as provided in the Merger Agreement. If any certificate for shares of Sterling Common Stock, or any check representing cash or declared but unpaid dividends, is to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the certificate so surrendered must be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange must affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

     Voting and Dividends. Former shareholders of record of First Houston will be entitled to vote after the Effective Time at any meeting of Sterling shareholders the number of whole shares of Sterling Common Stock into which their respective shares of First Houston Capital Stock are converted, whether or not such holders have exchanged their Certificates representing First Houston Capital Stock for certificates representing Sterling Common Stock in accordance with the exchange procedures. Until surrendered, each Certificate previously representing shares of First Houston Capital Stock will from and after the Effective Time represent for all purposes only the right to receive shares of Sterling Common Stock and cash. No dividend or other distribution payable to the holders of record of Sterling Common Stock, at or as of any time after the Effective Time, will be paid to the holder of any Certificate representing shares of First Houston Capital Stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange, promptly after which time all such dividends or distributions shall be paid (without interest).

     No Fractional Shares. No certificates or scrip representing fractional shares of Sterling Common Stock will be issued upon the surrender for exchange of Certificates for First Houston Capital Stock, and no dividend or other distribution, stock split or interest will relate to any such fractional security, and such fractional interests will not entitle the owner thereof to any voting or other rights of a security holder of Sterling. In lieu of any fractional security, each holder of shares of First Houston Capital Stock who would otherwise have been entitled to a fraction of a share of Sterling Common Stock upon surrender of the certificate(s) for such First Houston Capital Stock for exchange will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the amount of the net proceeds from the sale or sales by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of Sterling Common Stock issued.

     Termination of Exchange Fund. Any portion of the Exchange Fund and any cash in lieu of fractional shares of Sterling Common Stock made available to the Exchange Agent that remain undistributed to the former shareholders of First Houston for nine months after the Effective Time will be delivered to Sterling, upon demand, and any shareholders of First Houston who have not theretofore complied with these exchange procedures set forth herein must thereafter look only to Sterling for payment of their claim for Sterling Common Stock and any cash in lieu of fractional shares of Sterling Common Stock.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Each Party's Obligation to Effect the Merger. The respective obligations of each of Sterling and First Houston to effect the Merger and the other transactions contemplated thereby are subject to the fulfillment or waiver at or prior to the Effective Time of a number of conditions, including the following:
(a) Shareholders of First Houston shall have approved and adopted all matters relating to the Merger Agreement, the Merger and the transactions contemplated thereby as required under applicable law at the Meeting; (b) the Merger Agreement, the Merger and the other transactions contemplated thereby shall have been approved by the Federal Reserve Board, the Office of the Comptroller of the Currency (the "OCC"), the Texas Banking Commissioner (the "Commissioner"), the Federal Deposit Insurance Corporation (the "FDIC") and any other Regulatory Authorities whose approval is required for consummation of the transactions contemplated by the Merger Agreement and all applicable waiting periods shall have expired (and no such approval or consent shall be conditioned or restricted in any manner (including requirements relating to the disposition of assets) which in the good faith judgment of Sterling would so adversely impact the economic or business benefits of the transactions contemplated by the Merger Agreement that, had such condition or restriction been known, Sterling would not have entered into the Merger Agreement); (c) the Registration Statement filed in connection with the transactions contemplated by the Merger Agreement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order; (d) neither Sterling nor First Houston shall be subject to any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger; (e) the shares of Sterling Common Stock issuable pursuant to the Merger shall have been approved for quotation on the Nasdaq National Market and no such order, decree or conjunction shall have been issued and remain in effect;

and (f) Deloitte & Touche, L.L.P., independent public accountants for Sterling (and First Houston), shall have delivered a letter, dated the date of Closing, addressed to each addressee, in form and substance reasonably satisfactory to Sterling, to the effect that the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with the Merger Agreement.

     Conditions to Obligations of First Houston to Effect the Merger. The obligations of First Houston to effect the Merger are subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions: (a) the representations and warranties of Sterling set forth in the Merger Agreement shall have been true and correct in all respects as of March 18, 1997 and be true and correct as of the Effective Time; (b) Sterling shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement prior to the Effective Time; (c) prior to the Closing, there shall not have occurred any material adverse change in the financial condition, business, operations or properties of Sterling or any of its subsidiaries, nor shall any event have occurred which, with the lapse of time, may cause or create any material adverse change in the financial condition, business, operations or properties of Sterling or any of its subsidiaries in the reasonable and good faith judgment of the Board of Directors of First Houston; provided, however, that a decrease in the market price of Sterling Common Stock as quoted on the Nasdaq National Market shall not be deemed to be a material adverse change if it does not meet the conditions for termination by First Houston specified in the Merger Agreement, see "Information about the Merger -- Termination or Amendment"; and (d) First Houston shall have received an opinion of Chamberlain Hrdlicka White Williams & Martin, counsel to First Houston, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended ("Code") and no gain or loss will be recognized by the Shareholders of First Houston to the extent that they receive Sterling Common Stock solely in exchange for their First Houston Common Stock and First Houston Preferred Stock in the Merger.

     Conditions to Obligations of Sterling to Effect the Merger. The obligations of Sterling to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions: (a) the representations and warranties of First Houston set forth in the Merger Agreement shall have been true and correct in all material respects as of March 18, 1997 and be true and correct as of the Effective Time; (b) First Houston shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement prior to the Effective Time; (c) prior to the Closing, there shall not have occurred any material adverse change in the financial condition, business, operations or properties of First Houston or any of its subsidiaries, nor shall any event have occurred which, with the lapse of time, may cause or create any material adverse change in the financial condition, business, operations or properties of First Houston or any of its subsidiaries in the reasonable and good faith judgment of the Board of Directors of Sterling; (d) Sterling shall have received an opinion of counsel for First Houston addressed to Sterling and in form reasonably satisfactory to it as to the validity of the approvals of the Merger by the First Houston Board and the Shareholders of First Houston; (e) Sterling shall have received an opinion of Andrews & Kurth L.L.P., counsel to Sterling, to the effect that neither Sterling nor First Houston will recognize any gain by virtue of consummation of the Merger; (f) holders of more than 9.9 percent (9.9%) of the total issued and outstanding shares of either First Houston Common Stock or First Houston Preferred Stock shall have exercised their dissenters' rights of appraisal in connection with the Merger; (g) First Houston shall have amended the First Houston Charter in accordance with the Charter Proposal; and (h) the agreements of Rule 145 "affiliates" of First Houston required to be delivered to Sterling pursuant to the Merger Agreement shall have been furnished.

REGULATORY APPROVAL


     Among other approvals, the approval of the Federal Reserve Board is required to consummate the Merger. On June 18, 1997, Sterling filed an application with the Federal Reserve Board for prior approval to acquire First Houston. On August 7, 1997, the Federal Reserve Board granted such approval.

REPRESENTATIONS AND WARRANTIES OF FIRST HOUSTON AND STERLING


     In the Merger Agreement, First Houston and Sterling have made various representations and warranties relating to, among other things, their respective business and financial condition, the satisfaction of certain legal requirements for the Merger and the absence of undisclosed liabilities or material litigation matters.

     In addition, except for provisions relating to the method of calculation of the number of shares of Sterling Common Stock to be received by Shareholders of First Houston in the Merger, procedures for exchange of First Houston Capital Stock for Sterling Common Stock, indemnification provisions, actions with respect to stock plans and restricted stock, the prohibition of any action disqualifying the Merger as a reorganization under Section 368(a) of the Code and the payment of expenses, none of the respective representations, warranties, obligations, covenants and agreements of the parties as set forth in the Merger Agreement survive the Effective Time.

CONDUCT OF FIRST HOUSTON'S BUSINESS

     Pursuant to the Merger Agreement, First Houston has agreed that, prior to the Effective Time, First Houston shall, and shall cause each of its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice (other than transactions made pursuant to contracts in existence on March 18, 1997 and specifically understood and agreed to by Sterling) and (ii) use its best efforts to maintain current customer relationships and preserve intact its business organization, employees, advantageous business relationships and retain the services of its officers and key employees.

     In addition, First Houston has agreed that prior to the Effective Time, it shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Sterling: (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of First Houston or any of its subsidiaries to First Houston or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (as defined below) or make any loan or advance other than in the ordinary course of business consistent with past practice; (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend (other than regular semi-annual cash dividends at a rate not in excess of $1.60 per share of First Houston Preferred Stock) or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (other than conversion into shares of First Houston Common Stock of shares of First Houston Preferred Stock issued and outstanding as of December 31, 1996), grant any stock options or stock awards, or grant any Person any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock; (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person, or cancel, release or assign any indebtedness to such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force as of March 18, 1997; (d) make any material investment (other than trades in investment securities in the ordinary course) either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person; (e) enter into, terminate or fail to exercise any material right under, any contract or agreement involving annual payments in excess of $10,000 and which cannot be terminated without penalty upon 30 days' notice, or make any change in, or extension of (other than automatic extensions), any of its leases or contracts involving annual payments in excess of $10,000 and which cannot be terminated without penalty upon 30 days' notice; (f) modify the terms of any benefit plan of First Houston (including any severance pay plan) or increase or modify in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee other than routine adjustments in compensation and fringe benefits in the ordinary course of business consistent with past practice, or accelerate the vesting of any stock options or other stock-based compensation; (g) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Sec-tion 368(a)(1)(A) by reason of Section 368(a)(2)(E) of the Code; (h) settle any claim, action or proceeding involving the payment of money damages in excess of $10,000; (i) amend First Houston's Charter or Bylaws; (j) fail to maintain its Regulatory Agreements (as defined below), material Authorizations (as defined below) or to file in a timely fashion all federal, state, local and foreign tax returns; (k) make any capital expenditures of more than $10,000 individually or $50,000 in the aggregate; (1) fail to maintain or administer each benefit plan of First Houston in accordance with applicable law or timely make all contributions or accruals required under any such plan in accordance with GAAP;
(m) issue any additional shares of First Houston Capital Stock, except for shares of First Houston Common Stock issuable upon (i) the conversion of shares of First Houston Preferred Stock issued and outstanding at December 31, 1996 or
(ii) exercise of stock options granted prior to and outstanding at December 31, 1996; (n) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied or in a violation of any provision of the Merger Agreement, except, in every case, as may be required by applicable law; (o) change any methods of accounting from those used in the First Houston's financial statements for periods ended December 31, 1995 and December 31, 1996; (p) take any action that would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes in accordance with APB Opinion 16; or (q) agree, or make any commitment, to take, in writing or otherwise, to take any of the actions described in clauses (a) through (p).

     "Authorizations" means all federal, state, local and foreign governmental, regulatory and other authorizations, franchises, permits and licenses that First Houston has in effect.

     "Person" means any individual, corporation, limited liability company, association, partnership, group (as defined in Section 13(d)(3) of the Exchange
Act), joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

     "Regulatory Agreement" means any notification or communication from any agency or department of any federal, state or local government directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of First Houston or any of its subsidiaries, including, without limitation, any restriction on the payment of dividends.

     Pursuant to the Merger Agreement, First Houston has agreed that, prior to the Effective Time, First Houston shall have taken all steps, subject to Sterling's approval, necessary or appropriate so that (i) the Stock Option Plans will continue in full force and effect after the Merger and all First Houston Stock Options issued and outstanding thereunder represent the right to purchase, at the exercise price specified therein, such number of shares of Sterling Common Stock as is appropriate and consistent with the Merger Agreement and (ii) the First Houston 401(k) Plan will be terminated.

ACCOUNTING TREATMENT

     The Merger is to be accounted for as a pooling of interests. Under the pooling of interests accounting method, as of the Effective Time, the assets and liabilities of First Houston are added to those of Sterling at their recorded book values, the shareholders' equity accounts of Sterling and First Houston are combined on Sterling's consolidated balance sheet, and the accounting basis for such assets and liabilities remains virtually unchanged. The combined capital structure of Sterling following the pooling will not be the same as the components of the individual companies since new shares of Sterling Common Stock will be issued in exchange for shares of First Houston Common Stock and First Houston Preferred Stock. On a pooling of interests accounting basis, financial statements of Sterling issued after consummation of the Merger are restated retroactively to reflect the consolidated combined financial position and results of operations of Sterling and First Houston as if the Merger had taken place prior to the periods covered by such financial statements. See "Capitalization" and "Pro Forma Financial Information."


     The unaudited pro forma financial information contained in this Proxy Statement has been prepared using the pooling of interests accounting basis to account for the Merger. See "Pro Forma Financial Information" included elsewhere in this Proxy Statement.

NO SOLICITATION OF ACQUISITION TRANSACTIONS

     The Merger Agreement provides that prior to the Effective Time, neither First Houston nor any of its subsidiaries shall, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to initiate, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, and First Houston shall notify Sterling orally (within one business day) and in writing (as promptly as practicable), in reasonable detail, as to any inquiries and proposals which it or any of its subsidiaries or any of their respective representatives or agents may receive. First Houston, however, may (i) furnish or cause to be furnished confidential and non-public information concerning First Houston and its businesses, properties or assets to a third party (subject to execution by such third party of a confidentiality agreement),
(ii) engage in discussions or negotiations with a third party, (iii) following receipt of an Acquisition Proposal, take and disclose to its shareholders a position with respect to such Acquisition Proposal, including, if such Acquisition Proposal is a tender offer, the taking and disclosure to First Houston's Shareholders of a position contemplated by Rule 14e-2 under the Exchange Act, and/or (iv) following receipt of an Acquisition Proposal, the withdrawal or modification of a recommendation with respect to the Merger, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that First Houston's Board of Directors shall conclude in good faith on the basis of advice from outside counsel that such action is required in order for First Houston's Board of Directors to satisfy its fiduciary obligations under applicable law. In addition, First Houston's Board of Directors shall not take any of the foregoing actions referred to in clauses (i) through (iv) until after reasonable notice to and consultation with Sterling with respect to such action and that First Houston's Board of Directors shall continue to consult with Sterling after taking such action and, in addition, if the First Houston Board of Directors receives an Acquisition Proposal or any request for confidential and non-public information or for access to the properties, books or records of First Houston or any Subsidiary for the purpose of making, or in connection with, an Acquisition Proposal, then First Houston shall promptly inform Sterling as provided above of the terms and conditions of such proposal or request and the identity of the person making it.

     "Acquisition Proposal" means: (x) any acquisition or purchase of a significant amount of the assets of First Houston and its subsidiaries on a consolidated basis, or any equity interest in First Houston or any of its subsidiaries or any take-over bid or tender offer (including an issuer bid or self tender offer) or exchange offer, merger, plan of arrangement, reorganization, consolidation, business combination, sale of substantially all of the assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving First Houston or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement) or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger or which would or could reasonably be expected to materially dilute the benefits to Sterling of the transactions contemplated hereby or (y) any proposal, plan or intention to do any of the foregoing either publicly announced or communicated to First Houston or any agreement to engage in any of the foregoing. First Houston has agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to March 18, 1997 with respect to any of the foregoing.

     The foregoing provisions do not permit First Houston to terminate the Merger Agreement or allow any of its subsidiaries to enter into any written agreement with respect to an Acquisition Proposal during the term of the Merger Agreement, and, during the term of the Merger Agreement, neither First Houston nor any of its subsidiaries shall enter into any written agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal, other than a confidentiality agreement described above. See "Termination and Amendment."

TERMINATION AND AMENDMENT

     Termination. The Merger Agreement may be terminated under certain circumstances, including:

          (a) by mutual consent of the Board of Directors of Sterling and the First Houston Board; or (b) by the First Houston Board or the Board of Directors of Sterling if (i) the Federal Reserve, the OCC, the FDIC or the Commissioner has denied approval of the Merger and such denial has become final and non-appealable or has approved the Merger subject to conditions that in the judgment of Sterling would restrict it or its subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time or (ii) the Effective Time does not occur by October 31, 1997; or (c) by Sterling (if it is not in breach of any of its obligations under the Merger Agreement) in the event of a breach or failure by First Houston that would cause a failure of First Houston's obligations necessary for Sterling to effect the Merger, and the breach or failure has not been, or cannot be, cured within 30 days after written notice of such breach is given to First Houston; or (d) by First Houston (if it is not in breach of any of its obligations) in the event of a breach or failure by Sterling that would cause a failure of its obligations necessary for First Houston to effect the Merger, and the breach or failure has not been, or cannot be, cured within 30 days after written notice of such breach is given to Sterling; or (e) by Sterling if the Shareholders of First Houston fail to approve the Merger at the Meeting; or (f) by First Houston if (i) there shall not have been a material breach of any covenant or agreement on the part of First Houston under the Merger Agreement and
     (ii) prior to the Effective Time, First Houston shall have received a bona fide Acquisition Proposal and the First Houston Board determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of independent legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, that such alternative proposal (an "Alternative Proposal") would result in an alternative transaction that is more favorable to the First Houston Shareholders than the Merger ("Superior Proposal") and that the failure to terminate the Merger Agreement and accept such alternative Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties (but any such termination will not be deemed effective until payment of the Termination Fee (as defined below) and Expenses (as defined below)); or (g) by either First Houston or Sterling upon the occurrence of any of the following events: (i) by First Houston by a vote of a majority of the members of the entire First Houston Board, at any time during the 10-day period commencing two days after the Adjustment Date, that both of the following conditions are satisfied: (A) the Average Closing Price of Sterling Common Stock as of the Adjustment Date is less than $10.66 (appropriately adjusted for stock splits or stock dividends effected after the date of the Merger Agreement); and (B) the Nasdaq Composite Bank Index (the "Index") as of the Adjustment Date is not less than 1150; or (ii) by Sterling by a vote of a majority of the members of its entire Board of Directors, at any time during the 10-day period commencing two days after the Determination Date (as defined below), that both of the following conditions are satisfied: (A) the Average Closing Price of Sterling Common Stock as of the Adjustment Date is more than $16.00 (approximately adjusted for stock splits or stock dividends effected after the date of the Merger Agreement); and (B) the Index as of the Adjustment Date is less than 1557; or (h) by Sterling if the Board of Directors of First Houston shall have (A) resolved to accept a Superior Proposal, or (B) recommended to the Shareholders of First Houston that they tender their shares in a tender or exchange offer commenced by a third party or (C) withdrawn or modified, in any manner that is adverse to Sterling, its recommendation or approval of the Merger Agreement or the Merger or recommended to First Houston Shareholders acceptance or approval of any Alternative Proposal, or has resolved to do so.


     If an event allowing the First Houston Board of Directors to terminate the Merger Agreement were to occur prior to the Meeting, the Board of Directors of First Houston, in making a determination whether to exercise such termination right, will consider such matters as they then determine to be appropriate, which will include the following factors: (i) the materiality of the decline, if any, in the price of Sterling Common Stock (and the resulting decline in the consideration to be received by the First Houston shareholders), (ii) the possibility of renegotiating the Exchange Ratio, (iii) the likelihood of a merger or other strategic combination with a third party on more favorable price and other terms than that available under the Merger Agreement and (iv) the ability of First Houston to continue as an independent entity. In evaluating these factors, the First Houston Board of Directors will consider its fiduciary duties to act on an informed basis, in the best interests of First Houston's stockholders and in a disinterested manner.



     If such a termination right becomes exercisable and the First Houston Board of Directors determines not to exercise such right (other than in the case of the breach of a representation or warranty of Sterling or the failure by Sterling to perform an obligation which, in either case, the First Houston Board of Directors believes will not have a material adverse effect on the First Houston shareholders), a supplement to this Proxy Statement containing a description of such matter and the conclusion(s) of First Houston's Board of Directors with respect to such matter will be distributed to First Houston shareholders, and proxies will be resolicited.


     In the event of the termination of the Merger Agreement, it shall become void and have no effect, except that (i) the provisions relating to termination, confidentiality, Termination Fees and the payment of expenses shall survive any termination; and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of the Merger Agreement.

     "Determination Date" shall mean the later to occur of (i) the date on which the Federal Reserve Board (or its delegate) shall have issued its order approving the Merger and (ii) the date Shareholders of First Houston shall have approved and adopted all matters relating to the Merger Agreement, the Merger and the transactions contemplated thereby as required under applicable law at the Meeting.

     Amendments. To the extent permitted by law, the Merger Agreement may be amended by a subsequent writing signed by each of Sterling, SBI, and First Houston. However, none of the provisions of the Merger Agreement relating to the manner or basis in which shares of First Houston Capital Stock will be exchanged for the Merger Consideration may be amended after the Meeting without any requisite approval of the holders of the issued and outstanding shares of First Houston Capital Stock entitled to vote on such an amendment.

     Termination Fee. To compensate Sterling for entering into the Merger Agreement, taking actions to consummate the transactions contemplated by the Merger Agreement and incurring the costs and expenses related thereto and other losses and expenses, and the pursuit of other opportunities by Sterling, First Houston and Sterling have agreed that: (a) provided that neither Sterling nor SBI shall be in material breach of its obligations under the Merger Agreement, First Houston has agreed to pay to Sterling the sum of $1,500,000 (the "Termination Fee"), plus reasonable out-of-pocket expenses, not in excess of $500,000 (including amounts paid or payable to banks and investment bankers, fees and expenses of counsel and printing expenses, collectively the "Expenses") incurred by Sterling or any of its affiliates in connection with or arising out of the transactions contemplated by the Merger Agreement, regardless of when those Expenses are incurred, if the Merger Agreement is terminated either (i) by First Houston due to receipt Superior Proposal (consistent with the terms described in clause (f) under "Termination") or (ii) by Sterling if the Board of Directors of First Houston shall have (A) resolved to accept a Superior Proposal, or (B) recommended to the Shareholders of First Houston that they tender their shares in a tender or exchange offer commenced by a third party or
(C) withdrawn or modified, in any manner that is adverse to Sterling, its recommendation or approval of the Merger Agreement or the Merger or recommended to First Houston Shareholders acceptance or approval of any Alternative Proposal, or shall have resolved to do the foregoing. See "Termination."

     In addition, First Houston has agreed that, if it fails to promptly pay the Termination Fee or Expenses when due, First Houston shall also pay to Sterling all costs and expenses (including fees and disbursements of counsel) incurred in collecting such Termination Fee or Expenses, as the case may be, together with interest on the amount of the Termination Fee or Expenses (or any unpaid portion) from the date payment was required to be made until the date payment is received by Sterling at the prime rate of NationsBank of Texas, National Association as in effect from time to time during such period.

EXPENSES

     Other than any applicable Termination Fee or Expenses, Sterling and First Houston have each agreed to bear its own expenses incident to preparing, entering into and carrying out the Merger Agreement and to consummating the Merger. Sterling has agreed to pay all printing expenses and filing fees incurred in connection with the Merger Agreement, the Registration Statement and this Proxy Statement.

OPERATIONS OF FIRST HOUSTON FOLLOWING THE MERGER

     Following the Merger, First Houston will be merged with and into a wholly owned subsidiary of Sterling, and the stock of Houston National will be contributed to Sterling Bancorporation, Inc., a wholly owned subsidiary of Sterling. Houston National will operate as a separate subsidiary of Sterling for approximately 30 days, after which (subject to appropriate regulatory approvals) it will be merged with and into Sterling Bank. The banking office of Houston National located at 5757 Memorial Drive will become Sterling Bank's fifteenth banking office. Charles M. Neff, Jr., the President of First Houston and Houston National, will serve as the chief executive officer of the new office and is also expected to be elected an officer of Sterling Bank and appointed to serve on the Board of Directors of Sterling Bank. John B. Carter, Jr., Chairman of the First Houston Board of Directors, will be appointed to fill a vacancy that exists on the Sterling Board of Directors. See "-- Interests of Certain Persons in the Merger."

     The operations, data processing and backroom functions of Houston National will be consolidated with those of Sterling Bank. Houston National will operate as Sterling Bank's other offices, and will be subject to similar policies and guidelines. Sterling believes that this will not result in any substantial difference in Houston National's daily business activities.

     Although the initial staffing plan for the Houston National office has not been finalized, Sterling anticipates that substantially all of the staffing needs of the office will be met with the existing employees of Houston National.

     THE BOARD OF DIRECTORS OF FIRST HOUSTON UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER PROPOSAL.

OTHER AGREEMENTS

     Future Board Representation. As soon as practicable following the Effective Time and subject to the Sterling Charter and Bylaws of Sterling (the "Sterling Bylaws"), Sterling has agreed to increase the size of its board of directors by one and will appoint or nominate for election to this vacancy on the board of directors of Sterling one representative designated by the First Houston Board prior to the Effective Time (the "Initial First Houston Designee"), which designee shall serve until the annual meeting of Sterling's shareholders held in 1998 or until his earlier resignation, removal or retirement. Subject to the Sterling Charter and the Sterling Bylaws, Sterling has agreed to nominate one person (the "Second First Houston Designee") from a list of not less than three candidates identified by the Initial First Houston Designee (which list may include the Initial First Houston Designee) for election to the board of directors of Sterling at the annual meeting of Sterling's shareholders to be held in 1998 to succeed to the position on Sterling's board of directors formerly held by the Initial First Houston Designee. Sterling also has agreed to nominate annually for election to the Board of Directors of Sterling Bank for a period of two years following the Effective Time a person who shall be designated by the Initial First Houston Designee.

     Amendment of Articles of Incorporation. At the Meeting, the First Houston Board shall submit for and recommend the approval of the Shareholders an amendment to the First Houston Charter previously adopted by the First Houston Board deleting paragraph (h)(4) of the Certificate of Designation establishing and designating the First Houston Preferred Stock. Prior to the Effective Time, First Houston has agreed to so amend the First Houston Charter if approved by a vote of two-thirds of the Shareholders of each class of First Houston Capital Stock. The form of the Charter Proposal is attached hereto as Appendix B to this Proxy Statement. For a further description of the Charter Proposal, see "Proposal No. 2: Approval of the Charter Proposal."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. Certain members of First Houston's management and the First Houston Board of Directors may be deemed to have interests in the Merger in addition to their interests as First Houston shareholders generally, which may cause potential conflicts of interest. The First Houston Board of Directors was aware of these factors and considered them, among others, in approving the Merger. Among these factors are (i) the indemnification provisions of the Merger Agreement as described below under "Indemnification and Insurance", (ii) the payment by Sterling of premiums for directors' and officers' liability insurance for First Houston directors and officers as described below under "Indemnification and Insurance" and (iii) certain cash payments related to the termination of a deferred compensation agreement and a life insurance agreement and certain bonus and severance payments as described below under "Other Agreements."

     Management and Share Ownership. Sterling intends to retain Mr. Neff as chief executive officer of Houston National, to elect Mr. Neff as an officer of Sterling Bank and to appoint Mr. Neff to the Board of Directors of Sterling Bank. Pursuant to the Merger Agreement, the Sterling Board of Directors will appoint Mr. Carter, currently a director and Chairman of the Board of First Houston, to the Sterling Board of Directors.


     As of June 30, 1997, the executive officers and directors of First Houston (15 persons) beneficially owned an aggregate of 864,262 shares of First Houston Common Stock and 5,750 shares of First Houston Preferred Stock. All such shares will be treated in the Merger in the same manner as shares of First Houston Common Stock and First Houston Preferred Stock held by other First Houston shareholders, and will be converted into an aggregate of approximately 635,094 shares of Sterling Common Stock.


     First Houston Employee Benefit Plans. The Merger Agreement also provides that Sterling will provide or will cause to be provided to each current employee (presently entitled to benefits) of First Houston or its subsidiaries employee benefits substantially similar to those provided by Sterling and its subsidiaries to their similarly situated officers and employees.

     Indemnification and Insurance. Pursuant to the Merger Agreement, Sterling will indemnify the directors, officers and employees of First Houston and its subsidiaries against all losses, expenses, claims, damages or liabilities and amounts paid in settlement arising out of actions or omissions or alleged acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the extent permitted by the TBCA and by First Houston's Charter and Bylaws. In addition, Sterling will maintain for a period of four years after the Effective Time directors' and officers' liability insurance of the same coverage and amounts and containing terms no less advantageous to the indemnified parties than existing insurance. If the premiums on such insurance for such four-year period exceed the annual premiums on First Houston's current policy, Sterling is only obligated to use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for an amount equal to such annual premiums.


     Other Agreements. Sterling intends to offer a severance package consisting of two weeks base salary for each year of service to those First Houston employees who are terminated without cause within six months following the Effective Time. Pursuant to such arrangement, Mr. Neff, James L. Hall, Executive Vice President, Chief Financial Officer and a director of First Houston, and Michael J. Moser, Executive Vice President of Houston National and an advisory director of First Houston, would be entitled to payments of approximately $43,800, $36,900 and $14,200, respectively, if they were so terminated. The First Houston Board of Directors has also approved the payment, as of December 31, 1996, of bonuses to employees to reward such employees for their services prior to such date. The payment of such bonuses is not contingent upon the Merger, and such bonuses are expected to be paid in the third quarter of 1997. First Houston believes that by delaying the payment of these bonuses it will encourage employees to remain through the integration of Houston National into the Sterling organization. Messrs. Hall and Moser, will be entitled to bonuses of $40,000 and $15,000, respectively. Mr. Neff will not be entitled to any such bonus.

                               DISSENTERS' RIGHTS

     First Houston Shareholders. The TBCA, Articles 5.11 through 5.13, entitles any Shareholder who objects to the Merger and who follows the procedures prescribed by such Articles, in lieu of receiving the consideration proposed under the Merger Agreement, to receive cash equal to the "fair value" of his shares as determined by appraisal. Set forth below is a summary of the procedures relating to the exercise of the right to dissent as provided in the TBCA, which have been reproduced in full as Appendix C to this Proxy Statement. The summary does not purport to be complete and is qualified in its entirety by reference to Articles 5.11, 5.12 and 5.13 of the TBCA as set forth in Appendix
C. Failure to comply with any of the required steps may result in the termination of any such right to dissent the Shareholder may have under the TBCA.

     Shareholders who follow the procedures set forth in Articles 5.12 and 5.13 of the TBCA may receive a cash payment equal to the fair value of their shares of First Houston Capital Stock determined as of the day immediately preceding the Meeting, excluding any appreciation or depreciation in anticipation of the Merger. Unless all the procedures set forth in Articles 5.12 and 5.13 are followed by a Shareholder who wishes to exercise dissenters' rights, such Shareholder will be bound by the terms of the Merger. To be entitled to a cash payment upon exercise of dissenters' rights, a Shareholder must (i) file with First Houston, prior to the Meeting, a written objection to the Merger, setting out that the Shareholder's right to dissent will be exercised if the Merger is effected and giving the Shareholder's address to which notice thereof shall be delivered or mailed in the event the Merger is consummated; (ii) not vote his shares of First Houston Capital Stock in favor of the Merger Proposal, and (iii) demand such cash payment in writing within 10 days after the delivery or mailing by First Houston of a notice that the Merger has become effective, which notice must be delivered or mailed to the Shareholder within 10 days after the Merger is effected. The failure of a Shareholder to vote such Shareholder's shares against the Merger Proposal will not constitute a forfeiture of such Shareholder's dissenters' rights, so long as the Shareholder does not vote such shares in favor of the Merger and the other statutory requirements are met. The demand must state the number and class of shares owned by the Shareholder and the fair value of such shares as estimated by the Shareholder. Any Shareholder failing to make demand within the 10-day period shall be bound by the Merger Agreement. The failure of holders of such certificates to do so shall at the option of Sterling, terminate such Shareholders' rights to dissent unless a court of competent jurisdiction for good and sufficient cause shall otherwise direct.

     Within 20 days after receipt by Sterling of a demand for payment made by a dissenting Shareholder, Sterling shall deliver or mail to the dissenting Shareholder a written notice that shall either set out that Sterling accepts the amount claimed in the demand and agrees to pay that amount within 90 days after the Effective Time of the Merger, upon the surrender of the share certificates duly endorsed, or shall contain an estimate by Sterling of the fair value of such Shareholder's shares of First Houston Capital Stock, together with an offer to pay the amount of that estimate within 90 days after the Effective Time of the Merger, upon the surrender of the Certificates for shares of Sterling Capital Stock duly endorsed, and upon receipt of notice within 60 days after the Effective Time of the Merger from the Shareholder that the shareholder agrees to accept that amount.

     If within 60 days after the Effective Time of the Merger, Sterling and the Shareholder agree upon the value of the shares of First Houston Capital Stock, Sterling shall pay for the shares within 90 days after the Effective Time of the Merger and upon surrender of the certificates for the shares duly endorsed. Upon such payment, the Shareholder shall cease to have any interest in the shares or in Sterling.

     If, within the period of 60 days after the Effective Time of the Merger, the dissenting Shareholder and Sterling do not so agree, then the Shareholder or Sterling may, within 60 days after the expiration of such 60 day period, file a petition in any court of competent jurisdiction in Harris County, Texas, asking for a finding and determination of the fair value of the Shareholder's shares of First Houston Capital Stock. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to Sterling and to the Shareholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by Sterling. Sterling and all Sterling shareholders so notified shall be bound by the final judgment of the court.

     After the hearing of the petition, the court shall determine the Shareholders who have complied with the provisions of Article 5.12 of the TBCA and have become entitled to the valuation of and payment for their shares of First Houston Capital Stock, and shall appoint one or more qualified appraisers to determine that value. In addition to having the power to examine the books and records of Sterling, the appraisers shall afford reasonable opportunity to the parties interested to submit to the appraisers pertinent evidence as to the value of their shares.

     The appraisers shall determine the fair value of the shares of First Houston Capital Stock of the Shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of First Houston Capital Stock of the Shareholders entitled to payment for their shares and shall direct the payment of that value by Sterling together with interest thereon, beginning 91 days after the date of the Merger to the date of such judgment, to the Shareholders entitled to payment. The judgment shall be payable to the holders of shares only upon, and simultaneously with, the surrender of Sterling of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting Shareholders shall cease to have any interest in those shares or in Sterling. The court shall allow the appraisers a reasonable fee as court costs, and all costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     Any Shareholder who has demanded for his or her shares in accordance with the TBCA shall not thereafter be entitled to vote or exercise any other rights of a shareholder, except the right to receive payment for his or her shares in accordance with the TBCA and the right to maintain an appropriate action to obtain relief on the ground that the Merger would be or was fraudulent. The shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     Any Shareholder who has demanded payment for his or her shares of First Houston Capital Stock in accordance with Article 5.12 may withdraw such demand at any time before payment for his or her shares or before any petition has been filed pursuant to the TBCA asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless Sterling shall consent thereto, after any such petition has been filed. If, however, (i) such demand shall be withdrawn as provided above,
(ii) pursuant to Article 5.13, Sterling shall terminate the Shareholder's rights under Article 5.12, (iii) no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or (iv) after the hearing of a petition filed pursuant to Article 5.12, the court shall determine that such Shareholder is not entitled to the relief provided by Article 5.12, then, in any such case, (A) such Shareholder and all persons claiming under such Shareholder shall be conclusively presumed to have approved and ratified the Merger Proposal and shall be bound thereby, (B) the right of such Shareholder to be paid the fair value of his or her shares shall cease, and his or her status as shareholder shall be restored without prejudice to any corporate proceedings that may have been taken during the interim and (C) such Shareholder shall be entitled to receive any dividends or other distributions made to shareholders of Sterling Common Stock in the interim.

     A vote against approval and adoption of the Merger Proposal will not satisfy the requirement for a written objection to approval and adoption of the Merger Proposal by the dissenting Shareholder or a written demand for payment of the "fair value" of the shares owned by a dissenting shareholder. Failure to vote against approval and adoption of the Merger Proposal (i.e., abstention from voting) will not constitute a waiver of a shareholder's dissenters' rights. If the holders of 9.9% or more of either class of First Houston Capital Stock shall have taken steps to perfect their dissenters' rights respecting the Merger in accordance with the TBCA, Sterling has the right, under the Merger Agreement, to terminate the Merger Agreement. If Sterling exercises its termination right in such event, the Merger will not take place and First Houston Shareholders who have perfected their dissenters' rights would not receive any cash payment, but would continue to hold such shares in First Houston.

     Exercise of the right to dissent under the TBCA may result in a judicial determination that the "fair value" of a dissenting Shareholder's shares is higher or lower than the value of the Sterling Common Stock to be received pursuant to the Merger Agreement.

     The TBCA provides that, in the absence of fraud in the transaction, the right to an appraisal as set forth above of a Shareholder objecting to the Merger is the exclusive remedy for the recovery of the value of such Shareholder's shares of First Houston Capital Stock or for money damages to such Shareholder with respect to the Merger. If Sterling complies with the requirements of the TBCA, any Shareholder who fails to comply with the requirements of the TBCA shall not be entitled to bring suit for the recovery of the value of his shares or for money damages to the shareholder with respect to the Merger.

     HOLDERS OF FIRST HOUSTON CAPITAL STOCK WHO SEEK TO ASSERT THEIR DISSENTERS' RIGHTS MUST FOLLOW THE STATUTORY PROCEDURES PRECISELY. FAILURE TO FOLLOW ANY OF THE STATUTORY PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF DISSENTERS' RIGHTS. IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF TEXAS LAW, ANY FIRST HOUSTON SHAREHOLDER WHO IS CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT A LEGAL ADVISER.

     THE FOREGOING IS MERELY A SUMMARY. ALTHOUGH THIS SUMMARY DISCUSSES ALL MATERIAL PROVISIONS OF THE TBCA WITH WHICH SHAREHOLDERS MUST COMPLY TO EXERCISE DISSENTERS' RIGHTS, IT DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE RIGHTS OF DISSENTING SHAREHOLDERS. SUCH SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE STATUTORY PROVISIONS OF ARTICLES 5.11, 5.12 AND 5.13 OF THE TEXAS BUSINESS CORPORATION ACT WHICH ARE SET FORTH IN FULL IN APPENDIX C TO THIS PROXY STATEMENT.

                 FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Chamberlain Hrdlicka White Williams & Martin, special counsel to First Houston, will render an opinion to First Houston concerning certain federal income tax consequences of the proposed Merger under Federal income tax law. It is such firm's opinion that:

          1. The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Sterling and First Houston will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          2. The Merger will qualify as a statutory merger under the TBCA.

          3. The shareholders of First Houston will recognize no gain or loss upon the exchange of their First Houston Capital Stock solely for shares of Sterling Common Stock.

          4. The basis of the Sterling Capital Stock received by the First Houston shareholders in the Merger will, in each instance, be the same as the basis of the First Houston Capital Stock surrendered in exchange therefor, less the basis of any fractional shares of Sterling Common Stock settled by the cash payment.

          5. The holding period of the Sterling Capital Stock received by the First Houston shareholders will, in each instance, include the period during which the First Houston Capital Stock surrendered in exchange therefor was held, provided that the First Houston Capital Stock was held as a capital asset on the date of the exchange.

          6. The payment of cash to First Houston shareholders in lieu of fractional share interests of Sterling Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Sterling. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging shareholder.

          7. Where solely cash is received by a First Houston shareholder in exchange for First Houston Capital Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's First Houston Capital Stock. Generally, subject to the provisions and limitations of Section 302 of the Code, a Shareholder receiving cash pursuant to the exercise of dissenter's rights will be entitled to capital gain (or loss) treatment for federal income tax purposes measured by the difference between the cash received and such Shareholder's basis in the First Houston Capital Stock redeemed.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, OR OTHER TAX CONSEQUENCES OF THE MERGER. FIRST HOUSTON SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS
STERLING STOCK


     Sterling is incorporated under the TBCA. Sterling is authorized to issue 30,000,000 shares of $1.00 par value common stock, of which 12,040,942 were issued and outstanding as of June 30, 1997. As of March 31, 1997, an additional 766,258 shares of Sterling Common Stock were issuable pursuant to options granted by Sterling to officers of Sterling and Sterling Bank under existing stock option plans. See "Management of Sterling." All outstanding shares of Sterling Common Stock are, and the shares of Sterling Common Stock to be issued pursuant to the Merger when issued in exchange for the First Houston Capital Stock will be, fully paid and non-assessable.


     Sterling also has authorized 1,000,000 shares of $1.00 par value preferred stock ("Sterling Preferred Stock"). The Sterling Preferred Stock is issuable in one or more series and, upon issuance of any series, Sterling's Board of Directors, subject to certain limitations, is authorized to fix the number of shares, dividend rate, liquidation price, redemption, conversion, sinking fund, voting rights and other terms of the series. As of June 30, 1997, four series of 150,000 shares each have been designated, of which 49,500 shares of Series A Convertible Preferred Stock, 38,880 shares of Series B Convertible Preferred Stock, 38,500 shares of Series C Convertible Preferred Stock and 50,655 shares of Series D Convertible Preferred Stock were issued and outstanding. Sterling's Board of Directors may at any time, without additional approval of the holders of Sterling Common Stock, issue either authorized but unissued shares of Sterling Preferred Stock in series or additional authorized but unissued shares of Sterling Common Stock. See "Description of Sterling Capital Stock." Upon liquidation, each holder of Sterling Common Stock is entitled to receive a pro rata distribution of any assets remaining after distributions have been made in respect of the holders of Sterling Preferred Stock, if any, and provision has been made for the payment of debts.

FIRST HOUSTON CAPITAL STOCK

     First Houston is incorporated under the TBCA. First Houston is authorized to issue 3,500,000 shares of $1.00 par value common stock, of which 2,229,738 shares were issued and outstanding on the date of this Proxy Statement. First Houston also has authorized 200,000 shares of $40.00 par value preferred stock, 21,375 shares of which were issued and outstanding on the date of this Proxy Statement. The preferred stock of First Houston is issuable in series and, upon issuance of any series, First Houston's Board of Directors, subject to certain limitations contained in the First Houston Charter and the TBCA, is authorized to divide the First Houston Preferred Stock into series, to designate each series, to fix and determine the number of shares and to establish rights and preferences and other terms of the series. First Houston's Board of Directors may at any time, without additional approval of the holders of each class of First Houston Capital Stock, issue either authorized but unissued shares of preferred stock in series or additional authorized but unissued shares of First Houston Common Stock. Upon liquidation, each holder of First Houston Common Stock is entitled to receive pro rata distribution of any assets remaining after distributions have been made in respect of the holders of First Houston Preferred Stock and provision has been made for the payment of debts. In the event that the assets of First Houston available for distribution is insufficient to make the payment to all holders of First Houston Preferred Stock in full, the assets will be distributed to the holder of the respective shares of the First Houston Preferred Stock on a pro rata basis. There is no sinking fund provided for the redemption of the First Houston Preferred Stock.

DIVIDENDS

     Holders of Sterling Common Stock and holders of First Houston Common Stock are entitled to receive dividends when, as and if declared by their respective Boards of Directors from funds legally available therefor, after payment in full of all accrued but unpaid dividends on any outstanding preferred stock. Under Texas law, each of Sterling and First Houston may pay dividends if after such payment it is solvent and the dividends do not exceed surplus. Dividends paid by their respective subsidiary banks are Sterling's and First Houston's current primary source of available funds for debt service, payment of dividends to its shareholders and for other needs. First Houston will not pay or declare a dividend on First Houston Common Stock unless full dividends on outstanding First Houston Preferred Stock for all past dividend periods and the current dividend period have been declared and paid. The holders of First Houston Preferred Stock are entitled to receive, when and as declared by the First Houston Board of Directors, out of funds legally available therefor, cumulative preferential dividends in cash, at a rate of 8% per annum.

     Federal and state banking regulations applicable to Sterling and First Houston require minimum levels of capital which limit the amounts available for payment of dividends. Sterling and First Houston are also subject to legal requirements for minimum levels of capital which limit the amounts payable as dividends. See "Supervision and Regulation;" "Market Prices of Sterling Common Stock and Dividend Policy of Sterling;" and "Description of Sterling Capital Stock."

PREEMPTIVE RIGHTS

     The holders of Sterling Common Stock, First Houston Common Stock and First Houston Preferred Stock do not have preemptive rights to subscribe for a proportionate share of any additional unissued or treasury securities issued by Sterling or First Houston, respectively. The absence of preemptive rights increases Sterling's flexibility to issue additional shares of Sterling Common Stock, or securities convertible into Sterling Common Stock, in connection with acquisitions, employee benefit plans and for other purposes without affording Sterling's shareholders a right to subscribe for their proportionate share of those additional securities. Any further issuance of Sterling Common Stock after the Effective Time may reduce the proportionate interests in Sterling acquired by First Houston shareholders as a result of the Merger. See "Risk
Factors -- Preemptive Rights Denied and Dilution."

VOTING RIGHTS AND OTHER MATTERS

     The holders of Sterling Common Stock and the holders of First Houston Common Stock are each entitled to one vote per share on all matters presented to shareholders. Holders of Sterling Common Stock and First Houston Common Stock are not entitled to cumulate their votes in the election of directors.

     The First Houston Charter and the Sterling Charter, and the First Houston Bylaws and Sterling Bylaws, both contain several provisions which may make Sterling and First Houston less attractive targets for an acquisition of control by an outsider who does not have the support of the Board of Directors. These provisions of the Sterling Charter and First Houston Charter, and the Sterling Bylaws and First Houston Bylaws, are briefly summarized as follows:

          (1) Authority to Issue Preferred Stock: The Sterling Charter and First Houston Charter each authorize the Board of Directors to issue shares of preferred stock, and fix the voting rights and other relative rights thereof, without shareholder approval.

          (2) Amendments to Bylaws: The Sterling Charter and First Houston Charter each permit the Board of Directors to alter, amend, or repeal the bylaws, or to adopt new bylaws only upon a majority vote of the Board of Directors.

          (3) Shareholder Action by Consent: The Sterling Charter and the bylaws of First Houston (the "First Houston Bylaws") allow shareholders to take actions without a meeting only with unanimous written shareholder consent. The First Houston Charter is silent on this issue, but Article 9.10 of the TBCA allows shareholders to taken actions without a meeting with the unanimous written consent of the shareholders.

          (4) Non-cumulative Voting: Shareholders of Sterling and First Houston are not allowed to cumulate their votes in the election of directors.

     The foregoing summary is qualified in its entirety by reference to the Sterling Charter and the First Houston Charter, and the Sterling Bylaws and First Houston Bylaws, which are available upon written request from Sterling and First Houston.

                    RESTRICTIONS ON SALES OF STERLING COMMON
                      STOCK BY AFFILIATES OF FIRST HOUSTON

     The Sterling Common Stock to be issued to First Houston Shareholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, First Houston (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% shareholders) at the time of the Meeting. Affiliates may not sell shares of Sterling Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 thereunder or in accordance with a legal opinion satisfactory to Sterling that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

     First Houston has agreed to cause each person who is an affiliate of First Houston to deliver to Sterling prior to the Effective Time a written agreement providing that such person will not sell, pledge, transfer, or otherwise dispose of any Sterling Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.

     MARKET PRICES OF STERLING COMMON STOCK AND DIVIDEND POLICY OF STERLING


     Sterling Common Stock is traded on the Nasdaq National Market System under the symbol "SBIB". As of August 1, 1997, Sterling's Common Stock was held of record by approximately 617 shareholders.


     The following table sets forth, per share of Sterling Common Stock, the high and the low closing stock prices for, and the cash dividend paid per share of, Sterling Common Stock for the periods ended below.


                                                                                 CASH
                                                       HIGH(1)     LOW(1)    DIVIDENDS(1)
                                                       --------    -------   ------------
1997
  Third Quarter (through August 21, 1997)............  $  19.63    $ 17.50      $ .055
  Second Quarter.....................................     18.75      13.63        .055
  First Quarter......................................     16.25      12.20        .055
1996
  Fourth Quarter.....................................  $  12.59    $  9.33      $ .048
  Third Quarter......................................     10.17       9.17        .048
  Second Quarter.....................................     10.33       8.83        .048
  First Quarter......................................      9.33       7.50        .048
1995
  Fourth Quarter.....................................  $   8.11    $  7.33      $ .035
  Third Quarter......................................      8.00       5.78        .035
  Second Quarter.....................................      6.00       5.22        .035
  First Quarter......................................      6.11       4.99        .035


---------------

(1) Adjusted to reflect a 3-for-2 stock split in the form of a stock dividend paid by Sterling in February 1997.


     On March 17, 1997, the day before the announcement of the Merger, the closing sale price for Sterling Common Stock was $15 5/8 per share, and on
August   , 1997, the last trading date immediately prior to the date of this
Proxy Statement, the closing sale price for Sterling Common Stock was
$          per share.


           ABSENCE OF TRADING MARKET FOR FIRST HOUSTON CAPITAL STOCK


     The last sales transaction in First Houston Common Stock known to First Houston's management to have occurred prior to the announcement of the Merger was a private placement of common stock exempt from registration under the Securities Act by First Houston in March 1995, at a price of $4.00 per share. There have been no sales of First Houston Preferred Stock since the preferred stock was offered by First Houston in a private placement exempt from registration under the Securities Act in March 1991.

                              BUSINESS OF STERLING

GENERAL


     Sterling is a bank holding company that provides commercial and retail banking services through the community banking offices of Sterling Bank, a banking association Chartered under the laws of the State of Texas ("Sterling Bank") and headquartered in Houston, Texas. Sterling Bank has fourteen community banking offices, all of which are located in the greater Houston metropolitan area. Sterling was incorporated under the laws of the State of Texas in 1980 and became the parent bank holding company of Sterling Bank in 1981. Sterling Bank was chartered in Texas in 1974. Sterling completed its initial public offering on October 22, 1992. At June 30, 1997, Sterling had total assets of $924.2 million, deposits of $792.8 million and shareholders' equity of $65.4 million.


     Sterling Bank provides a wide range of retail and commercial banking services, including demand, savings and time deposits; commercial, real estate and consumer loans; merchant credit card services; letters of credit; cash management services and drive-in banking services. In addition, Sterling Bank facilitates sales of brokerage, mutual funds and insurance products through third-party vendors. The primary lending focus of Sterling Bank is on commercial loans and owner-occupied real estate loans to local businesses with annual sales ranging from $300,000 to $30 million. Typically, borrowers' financing requirements are between $100,000 and $500,000. Sterling does not seek loans larger than $2 million per relationship, but will consider larger lending relationships in cases which involve exceptional levels of credit quality. Sterling Bank believes that its self-imposed lending limits allow for greater diversity in the loan portfolio, less competition from large banks and better pricing opportunities.

     Sterling Bank employs a business strategy that is generally known in the industry as supercommunity banking. Under this strategy, Sterling Bank provides a broad line of financial products and services to small and medium-sized businesses and consumers through full service community banking offices. Each banking office has senior management, with significant lending experience, who exercise substantial autonomy over credit and pricing decisions, subject to loan committee approval for larger credits. This decentralized management approach, coupled with continuity of service by the same staff members, enables Sterling Bank to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. As a result of the development of broad banking relationships with their customers and the convenience and service of Sterling Bank's fourteen full-service banking offices, lending and investing activities are funded almost entirely by core deposits, approximately three-fourths of which are demand and savings deposits.

     Sterling Bank's growth strategy has been concentrated on increasing its community banking presence in its existing Houston markets, and expanding into new markets within the greater Houston area in response to the expressed needs of those markets. Sterling Bank has grown through a combination of internally generated growth, mergers and acquisitions of additional banking operations, and the opening of new banking offices.

     During 1996, Sterling Bank opened two new community banking offices: one in the Upper Kirby district of central Houston, and the other in the Galleria area of Houston. In January 1997, Sterling Bank opened its fourteenth banking office in the Cypress Station area, north of Houston. Sterling intends to pursue selected acquisitions of existing banking operations where available and consistent with its supercommunity banking philosophy. To accommodate anticipated growth, Sterling continues to upgrade its data processing and telecommunication systems in order to provide Sterling with the technological capacity necessary to meet the needs and expectations of its customers and accommodate growth in Sterling's assets and number of offices.

     Sterling does not presently have plans to open additional banking offices or to make specific additional acquisitions other than First Houston and its acquisition of a minority interest in Altair. See "Recent Developments."

     The principal executive office of Sterling is located at 15000 Northwest Freeway, Suite 200, Houston, Texas 77040, its telephone number is (713) 466-8300.

COMPETITION

     Sterling Bank engages in highly competitive activities. Each activity and market served involves competition with other banks, as well as with non-banking financial and non-financial enterprises. Sterling Bank actively competes with other banks in its efforts to obtain deposits and make loans, in the scope and types of services offered, in interest rates paid on time deposits and charged on loans and in other aspects of banking.

     In addition to competing with other commercial banks within and outside their primary service area, Sterling Bank competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. In recent years, competition for funds from securities brokers for money market accounts has also intensified. Additional competition for deposits comes from government and private issues of debt obligations and other investment alternatives for depositors such as money market funds. Sterling Bank also competes with a variety of other institutions in the provision of discount brokerage services.

RECENT DEVELOPMENTS


     At the time it entered into the Merger Agreement, Sterling also entered into a letter of intent to acquire a minority interest in Altair Corporation ("Altair"), a company engaged in the developing, marketing and supporting of financial services software products. A portion of First Houston's total deposits represent deposits from United States bankruptcy trustees that First Houston has successfully obtained pursuant to a licensing agreement with Altair. The consummation of the transaction with Altair is subject to the execution of a definitive agreement and, as applicable, the approval of banking regulatory authorities. See "Supervision and Regulation -- Permissible Activities."


                             MANAGEMENT OF STERLING
BOARD OF DIRECTORS

     The following table sets forth certain information concerning Sterling's directors and senior officers.


                 NAME                   AGE                   POSITION
                 ----                   ---                   --------
George Martinez(1)(3)(5)..............  55     Chairman, Chief Financial Officer and
                                                 Director of Sterling and Sterling
                                                 Bank
Mark T. Giles(1)(3)...................  42     President and Director of Sterling and
                                                 Sterling Bank
C.P. Bryan, Jr.(3)(5)(6)..............  47     Executive Vice President and Director
                                               of Sterling and Vice Chairman of
                                                 Sterling Bank
John H. Buck(1)(4)....................  55     Director
James M. Clepper(3)...................  51     Director
Walter P. Gibbs, Jr.(1)...............  64     Director
Bruce J. Harper(2)....................  62     Director
Glenn H. Johnson(2)...................  56     Director
James J. Kearney(3)...................  54     Director
Russell I. Orr(2).....................  63     Director
Christian A. Rasch....................  34     Director
Steven F. Retzloff(1)(4)..............  57     Director
Raimundo Riojas.......................  57     Director
Cuba Wadlington, Jr.(3)...............  53     Director


---------------

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Asset/Liability Management
(4) Member of the Compensation Committee
(5) Member of the Director Compensation Committee
(6) Member of the Employee Savings Plan Committee

     In accordance with the terms of the Agreement, immediately prior to the Effective Time Sterling will increase the size of its Board of Directors by one, which vacancy will be filled concurrently with the Merger by a representative designated by the First Houston Board of Directors prior to the Effective Time. John B. Carter, Jr. is expected to be designated to fill such vacancy.

     The following is a brief biographical summary of the directors and executive officers of Sterling.

     George Martinez has been Chairman of Sterling since 1994, Chairman of Sterling Bank since December 1989, and Chief Financial Officer of Sterling and Sterling Bank since January 1997. Prior to 1994, Mr. Martinez was President of Sterling.

     Mark T. Giles has been President of Sterling and Sterling Bank since January 1995. He was formerly President of Charter Bancshares, Inc., from 1988 to 1995 and President/Chief Executive Officer of Charter National
Bank -- Houston from 1989 to 1995. He also served as director of Charter Bancshares, Inc. and its subsidiary banks for more than five years preceding the date he joined Sterling Bank.

     C.P. Bryan, Jr. has been Executive Vice President of Sterling since February 1989 and Vice Chairman of Sterling Bank since December 1989. He is also Chief Executive Officer of the Champions Office of Sterling Bank. He was Chairman and President of Sterling Bank from January 1989 to December 1989 and President of Jersey Village Bank from January 1985 to January 1989.

     John H. Buck has been a partner since 1990 in the Houston law firm of Buck, Keenan & Owens, LLP.

     James M. Clepper has been President, Chief Executive Officer and sole shareholder of Southwest Solvents & Chemicals, an independent chemical distributor based in Houston, Texas, since 1986.

     Walter P. Gibbs, Jr. is retired. He was Chairman of the Sterling Bank Mangum Office from March 1994 to July 1995. From 1970 to March 1994, Mr. Gibbs was the President of Guardian Bancshares, Inc. and its subsidiary, Guardian Bank, prior to the merger of Guardian Bancshares, Inc. with Sterling in March 1994.

     Bruce J. Harper has been President and Chief Executive Officer of Harper & Pearson Company, CPAs, an accounting and consulting firm in Houston, Texas, with emphasis on serving financial institutions and owner-managed businesses, since 1962.

     Glenn H. Johnson has been a principal shareholder in the Houston law firm of Johnson & Wurzer, P.C. since 1973.

     James J. Kearney has been Senior Vice President and Director of the Private Client Group for the Houston, Texas office of Cowen & Co., a New York Stock Exchange investment banking and securities brokerage firm, since 1974.

     Russell I. Orr has been a certified public accountant practicing in Houston, Texas with his own firm, Orr & Co., since 1976.

     Christian A. Rasch has been a Director of Sucsova Investments Corp., an investment company with interests primarily in agricultural, trading and financial enterprises, for the past five years.

     Steven F. Retzloff has been President of Retzloff Industries, Inc., a manufacturer of trailers based in Houston, Texas, for the past five years.

     Raimundo Riojas has been President of Duwest, Inc., a joint venture of Westrade, Inc. and E.I. Dupont de Nemours engaged in the distribution of agricultural chemical products, for the past five years.


     Cuba Wadlington, Jr. has been Senior Vice President, General Manager and a Director of Transcontinental Gas Pipe Line Corporation since 1995. From 1988 to 1995, he served as Senior Vice President and General Manager of Williams Western Pipeline Company and Executive Vice President of Kern River Gas Transmission Company. Mr. Wadlington was elected to the Board of Directors of Sterling on January 27, 1997, to fill an open position in the Class II Directors.

                           SUPERVISION AND REGULATION

     References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete and are qualified in their entirety by reference to such statutes and regulations.

STERLING

     Sterling and its second tier holding company, Sterling Bancorporation, Inc., as well as First Houston (together, the "Companies"), are bank holding companies registered under the Bank Holding Company Act of 1956, as amended ("BHCA"), and are subject to supervision and regulation by the Federal Reserve Board. Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and policies. In addition, Texas law authorizes the Texas Department of Banking to supervise and regulate a holding company controlling a state bank.

PERMISSIBLE ACTIVITIES

     As bank holding companies, the activities of the Companies, as well as the activities of entities which are controlled by the Companies or of which any of the Companies owns 5% or more of the voting securities, are limited by the BHCA to banking, management and control of banks, furnishing or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be incidental or closely related to banking or managing or controlling banks. In approving acquisitions by any of the Companies of entities engaged in banking-related activities, the Federal Reserve Board considers a number of factors, including the expected benefits to the public, such as greater convenience and increased competition or gains in efficiency, which are weighed against the risks of possible adverse effects, such as an attempt to monopolize the business of banking, undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

NON-BANKING ACTIVITIES

     The BHCA sets forth exceptions to its general prohibition against bank holding company ownership of voting shares in companies engaged in non-banking activities. The exceptions include certain activities exempt by grandfather rights, type of activity and those determined by the Federal Reserve Board to be closely related to banking or managing or controlling banks. The Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA"), signed into law on September 30, 1996, streamlined the non-banking activities application process for bank holding companies which qualified as well-capitalized and well-managed. Under the EGRPRA, qualified bank holding companies may commence a regulatory approved non-banking activity without prior notice to the Federal Reserve Board, but must provide written notice within 10 days of commencing the activity. Bank holding companies may acquire a company engaged in a non-banking related activity if they provide 12 days prior notice to the Federal Reserve Board, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% of Tier 1 capital (as described below).

SAFETY AND SOUNDNESS STANDARDS

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") expanded the Federal Reserve Board's authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. Notably, FIRREA increased the amount of civil money penalties which the Federal Reserve Board can assess for certain activities conducted on a knowing and reckless basis, if those activities cause a substantial loss to a depository institution. The penalties can be as high as $1 million per day. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

     On July 10, 1995, the four federal agencies that regulate banks and savings associations (FDIC, Federal Reserve Board, OCC and the Office of Thrift Supervision) jointly issued guidelines for safe and sound banking operations (Interagency Guidelines Establishing Standards for Safety and Soundness) as required by

Section 132 of the Federal Deposit Insurance Corporation Improvement Act ("FDICIA"). The guidelines, which became effective August 9, 1995, identify the fundamental standards that the four agencies have traditionally used to evaluate operational and managerial controls at insured institutions. An institution's performance will be evaluated against these standards during the regulators' periodic onsite examinations.

     FIRREA also includes provisions affecting all federally insured financial institutions in such areas as each institution's performance and record in meeting community credit needs, as well as acquisitions of savings and loans institutions.

CAPITAL ADEQUACY, REQUIREMENTS

     The Federal Reserve Board monitors the capital adequacy of bank holding companies. As discussed below, Sterling Bank and Houston National Bank are subject to the capital adequacy requirements of the FDIC and the Banking Department of Texas. The Federal Reserve Board uses a combination of risk-based guidelines and leverage ratios to evaluate capital adequacy.

     The Federal Reserve Board has adopted a system using risk-based capital adequacy guidelines to evaluate the capital adequacy of bank holding companies. Under the risk-based capital guidelines, different categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-related" asset base. Certain off balance sheet items, which previously were not expressly considered in capital adequacy computations, are added to the risk-weighted asset base by converting them to a balance sheet equivalent and assigning to them the appropriate risk weight. In addition, the guidelines define the capital components. Total capital is defined as the sum of "core capital elements" ("Tier 1") and "supplemental capital elements" ("Tier 2") capital elements, with "Tier 2" being limited to 100% of "Tier 1." For bank holding companies, "Tier 1" capital includes, with certain restrictions, common shareholders' equity, perpetual preferred stock, and minority interests in consolidated subsidiaries. "Tier 2" capital includes, with certain limitations, certain forms of perpetual preferred stock, as well as maturing capital instruments and the reserve for credit losses. The guidelines require achievement of a minimum ratio of total capital-to-risk-weighted assets of 8.0% (of which at least 4.0% is required to be comprised of "Tier 1" capital elements). At December 31, 1996, Sterling's ratios of "Tier 1" and "Total" capital-to-risk-weighted assets were approximately 10.27%, and 11.44%, respectively. At December 31, 1996, First Houston's ratios of "Tier 1" and "Total" capital-to-risk-weighted assets were 12.12 and 12.88 respectively.

     In addition to the risk-based capital guidelines, the Federal Reserve Board and the FDIC have adopted the use of a minimum Tier 1 leverage ratio as an additional tool to evaluate the capital adequacy of banks and bank holding companies. The banking organization's Tier 1 leverage ratio is defined to be a company's "Tier 1" capital divided by its average total consolidated assets. The leverage ratio adopted by the federal banking agencies requires a 3.0% "Tier 1" capital to total assets ratio for institutions with the highest regulatory rating of 1. All other institutions will be expected to maintain a 100 to 200 basis point cushion; that is, these institutions will be expected to maintain a leverage ratio of 4.0% to 5.0%, Sterling's leverage ratio at December 31, 1996, was 8.03%, significantly exceeding the regulatory minimum. First Houston's ratio at December 31, 1996 was 5.75.

IMPOSITION OF LIABILITY FOR UNDERCAPITALIZED SUBSIDIARIES

     A bank holding company that fails to meet the applicable risk-based capital standards will be at a disadvantage. For example, Federal Reserve Board Policy discourages the payment of dividends by a bank holding company from borrowed funds as well as payments that would adversely affect capital adequacy. Failure to meet the capital guidelines may result in institution by the Federal Reserve Board of appropriate supervisory or enforcement actions. FDICIA requires bank regulators to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels.

AUDIT REPORTS

     As of January 1, 1994, FDICIA amended the Federal Deposit Insurance Act to include provisions to strengthen the ability of the banking regulatory system to identify deficiencies in financial management of insured deposit institutions. The regulations promulgated by the FDIC to implement this part of the act require only depository institutions with assets of $500 million or more to conform to the new procedures although the agency requirements that every depository institution, regardless of size, should voluntarily have an independent public accountant and establish an independent audit committee. The FDICIA requires insured institutions to submit annual audit reports prepared by independent auditors to federal and state regulators. The audit report of the institution's holding company can be used to satisfy this requirement. Auditors must apply procedures agreed to by the FDIC to determine compliance by the institution or holding company with legal requirements designated by the FDIC. The annual audit report must include financial statements prepared in accordance with generally accepted accounting principles, statements concerning management's responsibility for the financial statements and internal controls designated by the FDIC, and an attestation by the auditor regarding the statements of management. For certain large institutions, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. Sterling has an audit committee comprised solely of outside directors who are either certified public accountants or who have extensive banking experience, and, therefore, is in compliance with the requirements of a large institution. Commencing in 1996, Sterling Bank qualified as an institution with assets of $500 million or more and was subject to the audit and reporting requirements of FDICIA and will qualify as such an institution after the Merger.

ACQUISITIONS BY BANK HOLDING COMPANIES

     Federal Reserve Board Approval. The BHCA requires a bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions, the Federal Reserve Board considers the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors. The Attorney General of the United States may, within 30 days after approval of an acquisition by the Federal Reserve Board, bring an action challenging such acquisition under the federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling by the courts.

     In the State of Texas, no holding company may acquire a state bank in Texas if the holding company would control in excess of 20% of the federally insured deposits in Texas.

     Mergers of Banks and Thrifts. FDICIA has eased restrictions on cross-industry mergers. Members of the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") are generally allowed to merge, assume each other's deposits, and transfer assets in exchange for an assumption of deposit liabilities. A formula applies to treat insurance assessments relating to acquired deposits as if they were still insured through the acquired institutions' insurance fund. The transaction must be approved by the appropriate federal banking regulator. In considering such approval, the regulators take into account applicable capital requirements, certain interstate banking restrictions, and other factors.

     Interstate Acquisitions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Branching Act"), discussed below, has increased the ease and likelihood of interstate acquisitions throughout much of the United States. The Federal Reserve Board, however, will only allow the acquisition by a bank holding company of an interest in any bank located in another state if the statutory laws of the state in which the target bank is located expressly authorize such acquisition. Despite Texas' having opted out of the Riegle-Neal Act, the Texas Banking Act permits, in certain circumstances, out-of-state bank holding companies to acquire certain existing banks and bank holding companies in Texas.

INTERSTATE BANKING

     Congress passed legislation in 1994 to remove geographic restrictions on bank expansion. The Interstate Branching Act removes state law barriers to acquisitions in all states and allows multistate banking operations to merge into a single bank with interstate branches. Interstate banking and branching authority will be subject to certain conditions and restrictions, such as capital adequacy, management and Community Reinvestment Act compliance. The Interstate Branching Act preempts existing barriers that restrict entry into all states -- such as regional compacts and reciprocity agreements -- thus creating opportunities for expansion into markets that were previously closed. Under the law, bank holding companies are now able to acquire banks in any state, subject to certain conditions. Banks acquired pursuant to this authority may subsequently be converted to branches. Interstate branching is permitted by allowing banks to merge across state lines to form a single institution. Interstate merger transactions can be used to consolidate existing multistate operations or to acquire new branches. A bank may establish a new branch as its initial entry into a state only if the state has authorized de novo branching. In addition, out-of-state banks may merge with a single branch of a bank if the state has authorized such a transaction. The interstate branching provisions become effective on June 1, 1997, unless a state took action before that time. States were allowed to enact legislation to opt in early or to opt out completely, as long as they did so before June 1, 1997. Texas has elected to "opt out" of the Interstate Branching Act.

STERLING BANK

     Sterling Bank is a Texas-chartered banking association, the deposits of which are insured by the FDIC, and is not a member of the Federal Reserve System;. Therefore, Sterling Bank is subject to supervision and regulation by the FDIC and the Texas Department of Banking. Pursuant to such regulation, Sterling Bank is subject to special restrictions, supervisory requirements and potential enforcement actions. The Federal Reserve Board also has supervisory authority which directly affects Sterling Bank. Sterling Bank is a member of the Federal Home Loan Bank System.

PERMISSIBLE ACTIVITIES FOR STATE-CHARTERED INSTITUTIONS

     The Texas Constitution provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. FDICIA provides that, effective December 19, 1992, no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the BIF.

     Many of the statutory restrictions limit the participation of such institutions in the securities and insurance product markets. Presently these restrictions do not affect Sterling Bank, since it is not involved in the types of transactions covered by the restrictions.

BRANCHING

     Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the Commissioner. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community, and consistency with corporate powers. There are no federal limitations on the ability of insured non-member state banks to branch across state lines; however, such branching would be subject to applicable state law restrictions.

RESTRICTIONS ON SUBSIDIARY BANKS


     Dividends paid by Sterling Bank provided substantially all of Sterling's cash flow during 1996. Assuming approval of the Merger by the First Houston Shareholders and its consummation and the anticipated merger of Houston National Bank with and into Sterling Bank, Sterling Bank would provide substantially all of Sterling's cash flow in the foreseeable future. Under federal law, Sterling Bank may not pay a dividend that results in an "undercapitalized" situation. At June 30, 1997, there was an aggregate of approximately

$19.8 million available for the payment of dividends by Sterling Bank to Sterling (on a pro forma basis assuming consummation of the Merger) without prior regulatory approval.



     As in the case with Sterling, substantially all of First Houston's cash flow comes from dividends paid by First Houston's subsidiary bank, Houston National. The National Bank Act provides that a national banking association may not pay dividends (1) which cause the withdrawal or impairment of its capital,
(2) if losses have been sustained equal to or exceeding its undivided profits then on hand, (3) in an amount greater than its net profits then on hand, deducting therefrom its losses and bad debts, (4) unless the surplus fund is equal to or greater than its common stock, or unless there has been added to surplus funds not less than 1/10th of its net profits of the preceding half year in the case of quarterly or semi-annual dividends or not less than 1/10th of its net profits of the preceding two consecutive half year periods in the case of annual dividends and (5) without the approval of the OCC, if dividends declared in any calendar year exceed the total of the Bank's net profits for that year combined with its retained earnings for the preceding two years, less any required transfers to surplus. At June 30, 1997, an aggregate of approximately $1.5 million was available for the payment of dividends by Houston National to First Houston.


     Other requirements in Texas law affecting the operation of subsidiary banks, include requirements relating to maintenance of reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities. As Texas state chartered banks, subsidiary banks are subject to regulation, supervision and periodic examination by the Texas Department of Banking.

EXAMINATIONS

     The FDIC periodically examines and evaluates insured banks. FDIC examinations are conducted every 12 months. FDICIA authorizes the FDIC to assess the institution for its costs of conducting the examinations.

     The Commissioner also conducts examinations annually, unless additional examinations are deemed necessary to safeguard the interests of shareholders, depositors and creditors. The Commissioner may accept the results of a federal examination in lieu of conducting an independent examination.

DEPOSIT INSURANCE ASSESSMENTS

     The FDIC is required by the Federal Deposit Insurance Act to assess all banks in order to adequately fund the BIF so as to resolve any insured institution that is declared insolvent by its primary regulator. FDICIA required the FDIC to establish a risk-based deposit insurance premium schedule. The risk-based assessment system is used to calculate a depository institution's semi-annual deposit insurance assessment based upon the designated reserve ratio for the deposit insurance fund and the probability and extent to which the deposit insurance fund will incur a loss with respect to the institution. In addition, the FDIC can impose special assessments to cover the cost of borrowings from the U.S. Treasury, the Federal Financing Bank, and BIF member banks.

     Under the current risk-based assessment system, each depository institution is placed in one of nine assessment categories based on certain capital and supervisory measures. Institutions assigned to higher-risk categories -- that is, institutions that pose a greater risk of loss to their respective deposit insurance funds -- pay assessments at higher rates than institutions that pose a lower risk. Each of Sterling Bank and Houston National Bank was assessed a weighted average premium of $0.16 per $100 of deposits for the year ended December 31, 1995.

     On August 8, 1995, the FDIC amended its regulations to change the range of deposit insurance assessments charged to members of the BIF from the then-prevailing range of .23% to .31% of deposits, to a range of .04% to .31% of deposits. In connection with the new rate schedule, the FDIC established a process for raising or lowering all rates for BIF-insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC will have the flexibility to adjust the entire BIF assessment rate schedule twice a year without seeking public comment first, but only within a range of five basis points or five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five basis points or five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

     Utilizing its authority to adjust the assessment rate schedule without utilizing the notice and comment procedure, the FDIC adjusted the original schedule by reducing the assessment rates four basis points so that effective January 1, 1996 the range of deposit insurance assessment for the BIF-member institutions is currently between 0% and .27% of deposits. BIF-member institutions which qualify for the 0% assessment category will, however, still have to pay the $1,000 minimum semi-annual assessment required by federal statute. Sterling Bank was assessed the minimum amount of $2,000 for the year ended December 31, 1996.

     The EGRPRA contains a comprehensive approach to recapitalizing the SAIF in order to bring it into parity with the BIF and to assure the payment of the Financing Corporation's ("FICO") bond obligations. Under this new act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporations ("FSLIC") in 1987. The amount of FICO debt service to be paid by all BIF-insured institutions is currently estimated to be approximately $320,343,000 per year, or $0.128 per $100 of deposits from 1997 until the year 2000, when the obligations of BIF-insured institutions increases to approximately $598,500,000, or $0.240 per $100 of deposits per year through the year 2019.

EXPANDING ENFORCEMENT AUTHORITY

     One of the major additional impacts imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers. Unlike the federal agencies, the Texas authorities generally do not possess enforcement powers parallel to those enumerated above to address violations of the Texas Banking Code.

EFFECT ON ECONOMIC ENVIRONMENT

     The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

     Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of Sterling and its subsidiaries cannot be predicted.

CONSUMER LAWS AND REGULATIONS

     In addition to these laws and regulations, banks are also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. Among the more prominent of such laws and regulations are the Truth in Lending Act, the Truth in Savings act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Credit Reinvestment Act, the Equal Credit Opportunity Act, and the Fair Housing Act. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Sterling Bank and Houston National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

         SELECTED CONSOLIDATED STATEMENTS OF EARNINGS OF FIRST HOUSTON


     The selected consolidated statements of earnings set forth below with respect to the results of the First Houston's operations for each of the years in the three-year period ended December 31, 1996 and the six months ended June 30, 1996 and June 30, 1997 should be read in conjunction with, and are qualified in their entirety by reference to, the First Houston consolidated financial statements and the notes thereto included elsewhere in this Proxy Statement.


                                         SIX MONTHS
                                        ENDED JUNE 30               YEAR ENDED DECEMBER 31
                                   -----------------------   ------------------------------------
                                      1997         1996         1996         1995         1994
                                   ----------   ----------   ----------   ----------   ----------
                                         (UNAUDITED)

                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income..................  $    4,879   $    4,041   $    8,758   $    7,534   $    4,740
Interest expense.................       1,672        1,437        3,080        2,714        1,304
                                   ----------   ----------   ----------   ----------   ----------
Net interest income..............       3,207        2,604        5,678        4,820        3,436
Provision for credit losses......         190           98          230          230          505
                                   ----------   ----------   ----------   ----------   ----------
Net interest income after
  provision for credit losses....       3,017        2,506        5,448        4,590        2,931
                                   ----------   ----------   ----------   ----------   ----------
Noninterest income...............         298          298          634          532          605
Noninterest expenses.............       2,300        2,025        5,220        4,048        2,713
                                   ----------   ----------   ----------   ----------   ----------
Income before income taxes.......       1,015          779          862        1,074          823
Provision for income taxes.......         344          234          363          257          272
                                   ----------   ----------   ----------   ----------   ----------
Net income.......................  $      671   $      545   $      499   $      817   $      551
                                   ==========   ==========   ==========   ==========   ==========
Net income per common share......  $     0.31   $     0.26   $     0.20   $     0.43   $     0.39

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS OF FIRST HOUSTON

     Management's Discussion and Analysis of Financial Condition and Results of Operations of First Houston analyzes the major elements of First Houston's consolidated financial results included herein. The following discussion should be read in conjunction with First Houston's consolidated financial statements and accompanying notes and other detailed information appearing elsewhere in this Proxy Statement. All of First Houston's lending and banking activities are conducted by Houston National Bank.

PERFORMANCE SUMMARY


     First Houston's net earnings for the first six months of 1997 were $671,002, up $125,743 from the first six months of 1996. This increase is due to the increase in net interest income earned during the period, which is in turn due to the increase in earning assets from 1996 to 1997. On a weighted average per share basis, net earnings for the first six months of 1997 were $0.31 per share, compared to $0.26 for the first six months of 1996.


     Net earnings for 1996 were $499,069, a decrease of $317,738 from the $816,807 recorded for 1995. Net earnings for 1995 increased by $266,030 over the $550,777 recorded for 1994, which was primarily due to an approximately $1.4 million increase in net interest income after the provision for credit losses. On a weighted average per share basis, net earnings for 1996 were $0.20 per share of common stock as compared to $0.43 per share for 1995. For 1994, net earnings (loss) per share of common stock were $0.39. First Houston has a stock-based (stock option) compensation plan for which no compensation cost has been recognized. Compensation costs under such plan, if recognized, would have reduced net earnings by $5,086, $5,000 and $5,116, respectively, in years 1996, 1995 and 1994, and would not have affected earnings per share.


     Two industry measures of the performance by a banking institution are its return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a bank's ability to employ its resources profitably. For 1996, First Houston's ROA was 0.41%, compared to 0.79% for 1995 and 0.85% for 1994. The industry averages for ROA were 1.23% for 1996 and 1.21% for 1995. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a bank can generate net income on the capital invested by its shareholders. For 1996, First Houston's ROE was 6.28%, compared to 13.02% for 1995 and 11.79% for 1994. The industry averages for ROE for 1996 and 1995 were 12.95% and 12.52%, respectively.


     First Houston has typically under-performed the industry average in ROA because of the high percentage of its total assets that are maintained in investment securities in support of the bankruptcy trustee deposits maintained by First Houston. This asset mix has, however, enabled First Houston to often outperform the industry average in ROE because less capital is required to be maintained for investment securities assets as opposed to other income-producing assets such as loans.

NET INTEREST INCOME AND NET INTEREST MARGIN

     Net interest income represents the amount by which interest income on interest-earning assets, including investment securities and loans, exceeds interest paid on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of First Houston's earnings. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.


     Net interest income for the first six months of 1997 was $3,207,000, an increase of $603,000 over the $2,604,000 in net interest income earned the first six months of 1996. This increase was due to a greater percentage increase in interest income over the increase in interest expense, which in turn, was due to a larger base of income-earning assets in the first six months of 1997 than in the first six months of 1996 and to a higher yield on income-earnings assets in the first six months of 1997 compared to the same period in 1996. In the first six months of 1997, the average yield on interest-earning assets was 8%, compared to 7.58% during the comparable period in 1996 and the net interest margin increased to 5.26% in 1997 compared to 4.89% in the first six months of 1996.


     Net interest income for 1996 was $5,678,180, up $628,371, or 13.04%, from $4,819,809 for 1995. Such increase in net interest income was mainly due to increased interest income of $1,224,342, partially offset by increased interest expense of $365,971 in 1996 compared to 1995. Net interest income increased in a greater amount than total interest expense because of a $4.97 million increase in average interest earning assets over interest bearing liabilities, resulting from an increase in low- and non-interest bearing liabilities such as corporate demand deposit accounts. For 1996, the yield on interest-earning assets was 7.83%, a decrease of four basis points from 7.87% during 1995. Total funding costs decreased five basis points from 2.81% to 2.76% between the two years. The decrease in the yield on both interest-earning assets and total funding costs resulted from both from interest rate fluctuations in the national economy as a whole and from an increase in the proportion of First Houston's liabilities in low- and non-interest bearing liabilities. The net interest margin (net interest income divided by average total interest-earning assets) decreased from 4.97% for 1995 to 4.86% for 1996. This decrease was due to an increase in average earning assets and an increase in the proportion of earning assets held in lower yielding assets such as investment securities.

     To provide a more in-depth analysis of net interest income, the average balance sheets and net interest income analysis presented below reflect the contribution of interest-earning assets to overall net interest income and the impact of the cost of funds.


                                                                               SIX MONTHS ENDED JUNE 30,
                                                          -------------------------------------------------------------------
                                                                        1997                               1996
                                                          --------------------------------   --------------------------------
                                                          AVERAGE                AVERAGE     AVERAGE                AVERAGE
                                                          BALANCE    INTEREST   YIELD/RATE   BALANCE    INTEREST   YIELD/RATE
                                                          --------   --------   ----------   --------   --------   ----------
Interest-earning assets:
  Federal funds sold....................................  $  6,236    $  166       5.32%     $ 10,350    $  280       5.41%
  Investment securities.................................    53,819     1,454       5.40%       47,128     1,224       5.19%
  Loans, net of unearned discount(1)....................    61,831     3,259      10.54%       49,097     2,535      10.32%
Total interest-earning assets...........................   121,886     4,879       8.00%      106,575     4,041       7.58%
Total assets............................................   130,063     4,879       7.50%      114,269     4,041       7.07%
Deposits:
  Interest-bearing......................................    97,006     1,667       3.43%       83,521     1,437       3.44%
  Noninterest-bearing...................................    23,093        --        n/a        22,466        --        n/a
Total deposits..........................................   120,099     1,667       2.77%      105,987     1,437       2.71%
Shareholders' equity....................................     8,177                              7,819
Interest rate spread(2).................................                           4.57%                              4.14%
Net interest income and margin(3).......................               3,212       5.26%                  2,604       4.89%



                                                                   YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------------------------------------
                                          1996                               1995                              1994
                            --------------------------------   --------------------------------   -------------------------------
                            AVERAGE                AVERAGE     AVERAGE                AVERAGE     AVERAGE               AVERAGE
                            BALANCE    INTEREST   YIELD/RATE   BALANCE    INTEREST   YIELD/RATE   BALANCE   INTEREST   YIELD/RATE
                            --------   --------   ----------   --------   --------   ----------   -------   --------   ----------
                                                                   (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Federal funds sold......  $ 11,544    $  621       5.38%     $  6,425    $  318       4.95%     $1,939     $  130       6.70%
  Investment securities...    49,348     2,672       5.41%       41,385     2,190       5.29%     18,558        893       4.81%
  Loans, net of unearned
    discount(1)...........    50,968     5,218      10.24%       47,906     4,921      10.27%     38,031      3,556       9.35%
Total interest-earning
  assets..................   111,860     8,511       7.61%       95,716     7,429       7.76%     58,528      4,579       7.82%
Total assets..............   120,337     8,511       7.07%      103,570     7,429       7.17%     65,185      4,579       7.02%
Deposits:
  Interest-bearing........    88,052     3,077       3.49%       76,876     2,671       3.47%     45,423      1,302       2.87%
  Noninterest-bearing.....    23,642         0        n/a        19,548         0        n/a      14,692          0        n/a
Total deposits............   111,694     3,077       2.75%       96,424     2,671       2.77%     60,115      1,302       2.17%
Shareholders' equity......     7,952                              6,276                            4,673
Interest rate spread(2)...                           4.33%                              4.34%                             4.96%
Net interest income and
  margin(3)...............               5,434       4.86%                  4,758       4.97%                 3,277       5.60%

---------------


(1) Loan origination and commitment fees are recognized as interest income at the time of funding. These fees aggregated $246,000, $105,000 and $161,000 for the years ended December 31, 1996, 1995 and 1994, respectively, and $125,000 for the six months ended June 30, 1997. Related direct costs are not separately allocated to loans but are charged to noninterest expense in the period incurred. The net effect of not recognizing such fees and related costs over the life of the related loan is not considered to be material to the financial statements. For the purpose of calculating loan yields, average loan balances include nonaccrual loans with no related interest income.


(2) The interest rate spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(3) The net interest margin is equal to net interest income divided by average interest-earning assets.

     The following rate/volume analysis depicts the portions of net change in interest income due to changes in volume or rate. The changes in interest due to both rate and volume in the rate/volume analysis table have been allocated to volume or rate change in proportion to the absolute amounts of the change in each.


                                          JUNE 1997 VS.
                                            JUNE 1996               1996 VS. 1995              1995 VS. 1994
                                      ----------------------   ------------------------   ------------------------
                                       INCREASE (DECREASE)       INCREASE (DECREASE)        INCREASE (DECREASE)
                                        DUE TO CHANGE IN:         DUE TO CHANGE IN:          DUE TO CHANGE IN:
                                      VOLUME   RATE    TOTAL   VOLUME   RATE     TOTAL    VOLUME   RATE     TOTAL
                                      ------   ----    -----   ------   -----    ------   ------   -----    ------
                                                                     (IN THOUSANDS)
Interest-earning assets:
  Federal funds sold................  $(111)   $(3)    $(114)  $ 253    $  50    $  303   $ 301    $(113)   $  188
  Investment securities.............    174     55       229     421       61       482   1,098      199     1,297
  Loans, net of unearned
    discount(1).....................    658     64       722     315      (18)      297     923      442     1,365
Total interest income...............    581    256       837   1,253     (171)    1,082   2,909      (59)    2,850
Total interest-bearing sources......    232     (2)      230     388       18       406     902      467     1,369
Net interest income.................    374    233       607     803     (127)      676   2,082     (601)    1,481


NONINTEREST INCOME

     For 1996, aggregate noninterest income totaled approximately $634,000, an increase of approximately $102,000, or 19.2%, over 1995. This increase was largely the result of a significant increase in the number of deposit accounts, which, in turn caused an increase in fee income from various customer service fees. The Company recorded securities gains of approximately $86,600 in 1995 compared to securities losses of $645 in 1995.

     For the years 1996, 1995 and 1994, First Houston's ratio of noninterest income to total income was 6.75%, 6.60% and 11.32%, respectively. The trend in this ratio over the last three years reflects the increase of bankruptcy trustee deposits in 1995 that contribute to total income but not to noninterest income.

NONINTEREST EXPENSE


     Noninterest expense totaled approximately $2,300,000 during the first six months of 1997 as compared to $2,025,000 in the first six months of 1996. The increase of $275,000 reflected increases in every component portion of noninterest expense (except for a decrease in salaries and benefits of $24,000), with the largest increase in total dollars coming in net occupancy expense, which increased $90,000 in the first six months of 1997 as compared to 1996.


     Noninterest expense totaled approximately $5.2 million for 1996, an approximately $1.2 million or 29% increase from 1995. Such increase was due to an increase in the amount spent by First Houston for employee compensation and an increase in license fees payable with respect to the software used for the bankruptcy trustee deposits. The license fees for the bankruptcy trustee software are based on the amount of bankruptcy trustee deposits under management, and an increase in the amount of bankruptcy trustee deposits results in an increase in the license fees payable for the software. In 1996, noninterest expense equaled 3.95% of average assets as compared to 3.36% for 1995. Salaries and employee benefits increased by approximately $761,000 as the result of the accruals for bonuses and deferred compensation.

     Net occupancy expense increased by approximately $76,500, or 20.96%, due to expenditures for maintenance of equipment and capital improvements to the banking facility. Data processing expense increased from approximately $294,000 to approximately $321,000, or approximately 9.0%, from 1995 due to the costs associated with a conversion to the data processing system of another vendor made necessary by the termination of operations by First Houston's previous data processing vendor. Other noninterest expense increased approximately $286,000 or approximately 44.39%, due to increase in professional and legal costs and to license fees payable with respect to the software used for the bankruptcy trustee deposits. Those license fees are the single largest component of other noninterest expenses.

INCOME TAXES

     For 1996, First Houston recorded federal income tax expense of $363,200 compared to approximately $257,000 for 1995. The effective tax rates were 42.1% and 23.9% for 1996 and 1995, respectively. The increased rate is the result of converting from cash basis reporting to accrual basis for federal income tax purposes. The effective tax rates in 1994 and 1993 were approximately 33.0% and 4.0%, respectively.

IMPACT OF INFLATION

     The effects of inflation on the local economy and on First Houston's operating results have been relatively modest for the past several years. Since substantially all of First Houston's assets and liabilities are monetary in nature, such as cash, investments, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. First Houston tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities.

LOAN PORTFOLIO


     During 1996, loans (net allowance for credit losses) increased approximately $8.2 million, or approximately 17.2%, from $48 million at December 31, 1995 to approximately $56.2 million as the First Houston's loan demand remained strong. During 1995, loans increased approximately $4.8 million, or approximately 11%, from approximately $43.5 million at December 31, 1994 to approximately $48.3 million. The growth in First Houston's loan portfolio has resulted from increased loan demand in the Houston banking market generally and focused marketing initiatives by First Houston. Over the last few years, First Houston has been successful in marketing its lending and other banking services to small to medium-sized, closely-held businesses, primarily due to First Houston's ability to be more responsive to the needs of these customers than the large financial institutions that increasingly dominated the Houston banking market in recent years. A substantial portion of the growth in First Houston's loan portfolio has come from such customers. At June 30, 1997 net loans totaled approximately $64,857,000, up approximately $7,961,000 from December 31, 1996. This increase reflects a continuation of the trends established in prior periods of improving markets conditions and successful marketing efforts by First Houston's loans officers.


     At December 31, 1996, net loans represented approximately 46% of total deposits and approximately 42% of total assets, whereas at December 31, 1995, the percentages were approximately 43% and 40%, respectively.

     The following table summarizes the loan portfolio of First Houston by type of loan as of December 31, 1992 through 1996 and as of June 30, 1997.



                                                                           AS OF DECEMBER 31, 1997
                          AS OF JUNE 30,    --------------------------------------------------------------------------------------
                               1997              1996              1995              1994              1993              1992
                          --------------    --------------    --------------    --------------    --------------    --------------
                          AMOUNT     %      AMOUNT     %      AMOUNT     %      AMOUNT     %      AMOUNT     %      AMOUNT     %
                          -------   ----    -------   ----    -------   ----    -------   ----    -------   ----    -------   ----
                                                                   (DOLLARS IN THOUSANDS)
Commercial, financial
  and industrial........  $20,744   32.0%   $18,697   33.0%   $18,123   37.3%   $17,796   40.5%   $15,817   47.2%   $14,122   46.8%
Real estate:
  Mortgage..............   35,297   54.4     30,570   54.0%    22,498   46.4%    20,758   47.2%    12,490   37.3%    10,997   36.4%
  Construction..........    4,237    6.5      2,998    5.3%     1,657    3.4%       914    2.1%     1,443    4.3%       461    1.5%
Installment.............    4,368    6.7      4,150    7.3%     4,736    9.8%     4,510   10.2%     3,756   11.2%     4,629   15.3%
Purchased Receivables...      211    0.4        243    0.4%     1,502    3.1%         0                 0                 0
                          -------   ----    -------   ----    -------   ----    -------   ----    -------   ----    -------   ----
        Total...........  $64,857    100%   $56,658    100%   $48,516    100%   $43,978    100%   $33,506    100%   $30,209    100%
                          =======   ====    =======   ====    =======   ====    =======   ====    =======   ====    =======   ====


     The primary lending focus of First Houston is on commercial loans and real estate loans to local businesses for owner-occupied property. First Houston makes commercial loans primarily to small to medium-sized businesses and professionals with revenues from $500,000 to $20 million. Houston National Bank offers a variety of commercial lending products including revolving lines of credit, letters of credit, working capital loans, and loans to finance accounts receivable, inventory and equipment. Typically, Houston National Bank's commercial loans have floating rates of interest, are for varying terms (generally not exceeding three years), are personally guaranteed by the principal shareholders of corporate borrowers and are secured by accounts receivable, inventory or other business assets. In addition to the commercial loans secured solely by non-real estate business assets, First Houston makes commercial loans that are secured by owner-occupied real estate, as well as other business assets.

     Prior to making any commercial loan, First Houston analyzes the borrower's financial statements and cash flows. First Houston also inspects the collateral and visits the borrower's place of business and reviews other information. While the loan is outstanding, First Houston monitors the financial condition of the borrower through the periodic receipt and review of updated financial information.

     In addition to commercial loans secured by real estate, First Houston makes residential and, to a lesser extent, commercial mortgage loans to finance the purchase of real property, generally real estate on which structures have already been completed. First Houston's residential mortgage loans are secured by first liens on the underlying real property, have fixed interest rates, and generally amortize over a 15-year period with balloon payments due at the end of three years. Upon the expiration of each three-year period, First Houston may, but is not obligated to, renew the loan at the then current market rate for an additional three-year period. These loans are limited generally to 60 to 80% of the property value.

     First Houston's commercial mortgage loans are secured by first liens on the underlying real estate, typically have floating interest rates, and amortize over a 15- to 30-year period with balloon payments due at the end of three years. In underwriting commercial mortgage loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals, environmental surveys, and a review of the financial condition of the borrower.

     First Houston also makes loans to finance the construction of residential and, to a limited extent, nonresidential properties, such as churches. Construction loans generally are secured by first liens on real estate and have floating interest rates. First Houston conducts periodic inspections, either directly or through an architect or other agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in Houston National Bank's construction lending activities.

     First Houston makes automobile, boat, home improvement and other loans to customers. These loans are primarily made to customers with other relationships with First Houston.

     The maturity ranges of the loan portfolio and the amount of loans with predetermined interest rates and floating rates in each maturity range as of December 31, 1996 are summarized in the following table.


                                                                DECEMBER 31, 1996
                                             --------------------------------------------------------
                                                                DUE AFTER
                                             DUE IN ONE YEAR   ONE THROUGH   DUE AFTER
                                                 OR LESS       FIVE YEARS    FIVE YEARS      TOTAL
                                             ---------------   -----------   ----------   -----------
                                                              (DOLLARS IN THOUSANDS)
Commercial, financial, and industrial......    $12,937,610     $ 5,549,389   $  209,560   $18,896,559
Real estate -- mortgage....................    $ 8,325,559     $18,125,990   $4,118,796   $30,570,344
Real estate -- construction................    $ 1,352,792     $ 1,574,516   $   71,009   $ 2,998,316
                                               -----------     -----------   ----------   -----------
          Total............................    $22,615,961     $25,249,894   $4,399,364   $52,285,219
                                               ===========     ===========   ==========   ===========
Loans with a predetermined interest rate...                    $10,998,024   $1,700,165
Loans with a floating interest rate........                    $14,251,870   $2,699,199
                                                               -----------   ----------
          Total............................                    $25,249,894   $4,399,364
                                                               ===========   ==========


     As of December 31, 1996, there was no concentration of loans to any one type of industry exceeding 10% of total loans nor were there any loans classified as highly-leveraged transactions.

NONPERFORMING LOANS AND ASSETS

     First Houston has several procedures in place to assist in maintaining the overall quality of its loan portfolio. First Houston has established underwriting guidelines to be followed by its officers. First Houston also monitors its delinquency levels for any negative or adverse trends and particularly monitors credits which have total exposures of $50,000 or more. However, there can be no assurance that First Houston's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.


     First Houston's loan portfolio quality improved during 1996 reflecting the general improvement in the U.S. economy as a whole. Nonperforming assets (nonperforming loans and real estate acquired by foreclosure) were approximately $79,000, or approximately .06% of total assets, at June 30, 1997, compared to approximately $274,000, or approximately 0.21% of total assets, at December 31, 1996 and approximately $542,000, or approximately 0.45% of total assets, at December 31, 1995.



     First Houston generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and all loans past due 90 days are placed on nonaccrual status, unless the loan is both well secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. First Houston is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring. At each of June 30, 1997, December 31, 1996, December 31, 1995 and December 31, 1994, First Houston had no restructured loans. Total nonperforming loans (nonaccrual loans and restructured loans) at June 30, 1997 were approximately $2,000, compared to approximately $236,000, or approximately 0.18% of total assets, at December 31, 1996 and approximately $542,000, or approximately 0.45% of total assets, at December 31, 1995. At June 30, 1997, loans past due 90 days or more and still accruing interest were approximately $2,000 compared to approximately $139,137 at December 31, 1996, $173,000 at December 31, 1995 and approximately $84,000 at December 31, 1994.


     As real estate market values change, First Houston updates appraisals on loans secured by real estate on an ongoing basis, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible write downs, appropriate additions to the allowance for credit losses or treatment as an in-substance foreclosure.

     The following table presents information regarding nonperforming loans and assets as of December 31, 1992 through 1996 and as of June 30, 1997.



                                          AS OF              AS OF DECEMBER 31,
                                         JUNE 30,   -------------------------------------
                                           1997     1996    1995    1994    1993    1992
                                         --------   -----   -----   -----   -----   -----
                                                      (DOLLARS IN THOUSANDS)
Nonaccrual loans(1)....................   $    0    $  97   $ 369   $  25   $ 325   $ 166
Restructured loans.....................        0        0       0       0       0      34
                                          ------    -----   -----   -----   -----   -----
          Total nonperforming loans....   $    0    $  97   $ 369   $  25   $ 325   $ 200
Real estate acquired by
  foreclosure(2).......................       77       37       0       0       0       0
                                          ------    -----   -----   -----   -----   -----
          Total nonperforming assets...   $   77    $ 134   $ 369   $  25   $ 325   $ 200
                                          ======    =====   =====   =====   =====   =====
Nonperforming loans to total loans.....     0.00%    0.24%   0.77%   0.06%   0.97%   0.66%
Nonperforming assets to total assets...     0.06%    0.10%   0.31%   0.57%   0.57%   0.39%
Accruing loans past due 90 days or
  more.................................   $    2    $ 139   $ 173   $  84   $   0   $ 115


---------------

(1) Interest income of approximately $41,375, $43,616, $3,172, $19,092 and
    $23,026 would have been recorded in each of 1996 through 1992, respectively, on nonperforming loans if the loans had been current in accordance with their original terms. Interest income recorded on these non-performing loans for any of these periods was immaterial.

(2) Includes assets accounted for as in-substance foreclosures.

ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses is a reserve established through charges to earnings in the form of a provision for credit losses. First Houston's management has established an allowance for credit losses which it believes is adequate for estimated losses in its loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for credit losses to the First Houston's Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, First Houston's management considers the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of non-performing loans and related collateral security, the evaluation of its loan portfolio by the internal loan review department and the annual examination of First Houston's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.


     First Houston follows a loan review program to evaluate the credit risk in its commercial loan portfolio for substantially all commercial loans and real estate loans. Through the loan review process, First Houston maintains an internally classified loan list which, along with the delinquency list of loans, helps First Houston's management assess the overall quality of the loan portfolio and the adequacy of the allowance for credit losses. Loans classified as "substandard" are those loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. Loans classified as "doubtful" are those loans which have characteristics similar to substandard accounts but with an increased risk that a loss may occur, or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans include some loans that are delinquent at least 30 days or on nonaccrual status. As of June 30, 1997 substandard loans totaled approximately $1.46 million, of which approximately $531,000 were loans designated as delinquent or nonaccrual, but none of which were classified as doubtful. As of December 31, 1996, substandard loans totaled approximately $1.48 million, of which approximately $236,000 were loans designated as delinquent or nonaccrual, but none of which were classified as doubtful.


     In addition to its internally classified loan list and delinquency list of loans, First Houston maintains a separate "watch list" which further aids First Houston in monitoring its loan portfolio. Watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short run or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. First Houston reviews these loans to assist in assessing the adequacy of the allowance for credit losses. Substantially all of the loans on the watch list as of June 30, 1996 are current and paying in accordance with loan terms, and none of such loans are on nonaccrual status. As of June 30, 1996, watch list loans totaled approximately $1.46 million, of which approximately $531,000 were designated as delinquent.


     In order to determine the adequacy of the allowance for credit losses, management considers the risk classification or delinquency status of loans and other factors. First Houston's management also establishes specific allowances for credits which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on First Houston's historical charge-off experience over the last three years. First Houston then charges to operations a provision for credit losses equal to the greater of .50% of total loans, determined on an annualized basis, or the amount necessary to maintain the allowance for credit losses at an adequate level determined according to the foregoing methodology.


     First Houston believes that the allowance for credit losses at June 30, 1997 is adequate to cover losses inherent in the portfolio as of such date. However, there can be no assurance that First Houston will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at June 30, 1997.



     For the six months ended June 30, 1997, net loan charge-offs totaled approximately $117,000, or approximately 0.19% of average loans outstanding for the period, compared to approximately $314,000, or approximately 0.62% of average loans outstanding during 1996. For the six months ended June 30, 1997, First Houston recorded provisions of $190,000 to the allowance for credit losses compared to $230,000 for 1996. At June 30, 1997, the allowance totaled approximately $548,000, or approximately 0.84% of total loans.


     During 1995, net loan charge-offs amounted to approximately $179,000, or approximately 0.37% of average loans outstanding for the year, compared to approximately $431,000, or approximately 1.13% of average loans outstanding of 1994. In 1995, First Houston recorded provisions for $230,000 to the allowance for credit losses compared to $505,000 for 1994. At December 31, 1995, the allowance aggregated approximately $558,000, or approximately 1.15% of total loans.

     The following table presents, for the periods indicated, an analysis of the allowance for credit losses and other related data.


                                     PERIOD ENDED              YEARS ENDED DECEMBER 31,
                                       JUNE 30,     -----------------------------------------------
                                         1997        1996      1995      1994      1993      1992
                                     ------------   -------   -------   -------   -------   -------
                                                         (DOLLARS IN THOUSANDS)
Average loans outstanding..........    $61,831      $50,958   $47,906   $38,031   $32,203   $28,582
Loans outstanding at period-end....     64,857       56,896    48,830    43,978    33,506    30,210
Allowance for credit losses at
  beginning of period..............        475          558       507       433       515       381
Charge-offs........................       (139)        (341)     (186)     (434)     (295)     (494)
Recoveries.........................         22           28         7         3        18         1
                                       -------      -------   -------   -------   -------   -------
Net charge-offs....................      (117)         (313)     (179)     (431)     (277)     (493)
Provision for credit losses........        190          230       230       505       195       627
                                       -------      -------   -------   -------   -------   -------
Allowance for credit losses at end
  of period........................    $   548      $   475   $   558   $   507   $   433   $   515
                                       =======      =======   =======   =======   =======   =======
Ratio of allowance to average
  loans............................       0.89%        0.93%     1.16%     1.33%     1.35%     1.80%
Ratio of allowance to period-end
  loans............................       0.84%        0.83%     1.14%     1.15%     1.29%     1.69%
Ratio of net charge-offs to average
  loans............................       0.19%       0.761%     0.37%     1.13%     0.86%     1.74%


ALLOCATION OF THE ALLOWANCE FOR CREDIT LOSSES

     The following tables describes the allocation of the allowance for credit losses among various categories of First Houston loans and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.


                                                                    DECEMBER 31,
                                       ----------------------------------------------------------------------
                                                     1996                                 1995
                                       ---------------------------------    ---------------------------------
                                                 PERCENT     PERCENT OF                           PERCENT OF
                                                    OF        LOANS TO               PERCENT OF    LOANS TO
                                       AMOUNT   ALLOWANCE    TOTAL LOANS    AMOUNT   ALLOWANCE    TOTAL LOANS
                                       ------   ----------   -----------    ------   ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Balance of allowance for credit
  losses applicable to:
  Commercial, financial and
     industrial......................   $  0                     33.0%       $  0                     37.3%
  Real estate -- mortgage............      0                     54.0%         25        4.5%         46.4%
  Real estate -- construction........      0                      5.3%          0        0.0%          3.4%
  Installment........................      0                      7.3%          0                      9.8%
  Purchased receivables..............      0                      0.4%          0                      3.1%
  Unallocated........................    475      100.0%          N/A         533       95.5%          N/A
                                        ----      -----         -----        ----      -----         -----
          Total......................   $475      100.0%        100.0%       $558      100.0%        100.0%
                                        ====      =====         =====        ====      =====         =====

INVESTMENTS

     The following table summarizes the book value of investment securities held by First Houston as of the dates shown. See Note 4 to First Houston's consolidated financial statements included elsewhere in this Proxy Statement for information relating to market values.


                                                                   DECEMBER 31,
                                               JUNE 30,    -----------------------------
                                                 1997       1996       1995       1994
                                               --------    -------    -------    -------
                                                            (IN THOUSANDS)
U.S. Treasury and obligations of U.S.
  government agencies........................   $50,418    $52,920    $48,560    $22,155
Mortgage-backed subdivisions.................       296        292        304        382
                                                -------    -------    -------    -------
          Total..............................   $50,714    $53,212    $48,864    $22,537
                                                =======    =======    =======    =======



     During the first six months of 1997, maturing investments and new deposit funds generated were used to fund increased loan demand, thus investment securities decreased by $2.50 million from $53.21 million at December 31, 1996. At June 30, 1997, investment securities represented 40.23% of total deposits and 37.17% of total assets.


     New deposit funds generated during 1996 were used by First Houston either to satisfy loan demand or were invested in U.S. Treasury securities pledged against the trustee deposits. Thus, investment securities increased by $4.35 million from $48.86 million at December 31, 1995 to $53.21 million. At December 31, 1996, investment securities held by First Houston represented 43.29% of total deposits and 40.23% of total assets. For 1995, total investment securities averaged $41.4 million, an increase of approximately $22.8 million, or approximately 123%, from the 1994 average. The significant increase in investment securities during 1995 reflects the growth of bankruptcy trustee deposits following the implementation of Altair's software application by the Company.

     During 1991 First Houston began to invest deposits in excess of those required to fund loans, as well as a portion of the proceeds of maturing U.S. Treasury securities, in various fixed and floating rate agency issued mortgage-backed securities. This shift of First Houston's investments into mortgage-backed securities was undertaken after an analysis of First Houston's asset/liability and interest rate sensitivity positions, and liquidity requirements, and is intended to take advantage of higher-yielding investment products without subjecting First Houston to undue exposure to future interest rate increases. In making these investments, the maturity of the entire investment portfolio has been kept within three years. Given the present economic climate, First Houston's balance sheet seems to be properly structured and consistent with achieving a reliable and steady stream of investment income. The management of First Houston monitors the composition of the investment portfolio continuously to ensure the asset mix is suitable for prevailing economic conditions.

     Another recent development that has affected the Company's investment portfolio is First Houston's adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective December 31, 1993. SFAS No. 115 requires that the unrealized gain or loss on securities available for sale, net of tax be recorded as a separate component of stockholders' equity whereas no gain or loss is recorded for securities that are designated as securities that will be held to maturity. The purpose for the creation of SFAS 115 was to better reflect the true asset values of financial institutions that maintain significant portfolios of investment securities in the ordinary course of business, especially in situations where liquidity considerations can conceivably require sales of investment securities at unanticipated times. Consistent with the view of asset values implicit in SFAS 115, the more conservative approach to reporting the value of a portfolio of investment securities is to treat a greater portion of the portfolio as being available for sale rather than as being held to maturity. First Houston has adopted this conservative approach by classifying 100% of its investment portfolio as being available for sale. Unrealized losses on securities available for sale, net of tax increased from approximately $85,000 at December 31, 1995 to approximately $94,000 at December 31, 1996. This increase resulted principally from interest rate fluctuations during the year.

     First Houston's investment portfolio at June 30, 1997 totaled $50.7 million as compared to $53.2 million as of December 31, 1996. First Houston's entire portfolio continues to be classified as available-for-sale.


     The yield on the investment portfolio for 1996 was 5.4% and the weighted average life of the investment portfolio was approximately 0.87 years at December 31, 1996. The yield on the investment portfolio was 5.31% in 1995, and 5.2% in 1994. The weighted average life of the investment portfolio was approximately 0.92 years at December 31, 1995 compared to approximately 2.25 years at December 31, 1994.

     The maturity distribution and weighted average yield of First Houston's investment portfolio as of December 31, 1996 are summarized in the following table. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment.


                                                             DECEMBER 31, 1996
                              -------------------------------------------------------------------------------
                                 DUE UNDER                                             DUE OVER
                                  1 YEAR         DUE 1-5 YEARS    DUE 5-10 YEARS       10 YEARS
                              ---------------   ---------------   ---------------   ---------------
                              AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD   AMOUNT    YIELD    TOTAL
                              -------   -----   -------   -----   -------   -----   -------   -----   -------
                                                          (DOLLARS IN THOUSANDS)
U.S. Treasury and
  obligations of U.S.
  government agencies.......  $31,057   5.35%   $21,863   5.47%   $     0     --    $     0     --    $52,920
Mortgage-backed
  securities................        0     --        292   4.91%         0     --          0     --        292
                              -------           -------           -------           -------           -------
         Total..............  $31,057   5.35%   $22,155   6.46%   $     0     --    $     0     --    $53,212
                              =======   ====    =======   ====    =======           =======           =======


     At December 31, 1996, $9.5 million of U.S. government agency securities are callable during 1997. First Houston maintains a portfolio of investment securities consisting of securities issued by the United States government and of various U.S. government agencies. The executive officers and the board of directors of Houston National Bank review all investment security transactions on a monthly basis and such officers establish the investment policies and procedure in conjunction with Houston National Bank's board of directors. Investment securities are managed by First Houston's management in tandem with the other short-term assets of First Houston to be flexible and, therefore, responsive to structural changes in the composition of First Houston's deposits as well as to cyclical and seasonal changes in loan demand. The portfolio must be managed to provide adequate amounts of lendable funds during periods of economic growth and to absorb excess funds during slack times. The portfolio is also used to assist in the control of taxable income. Thus, investments are selected to provide safety of principal and liquidity of balances, in addition to producing the highest possible income. As of December 31, 1996, the market value of First Houston's combined investment portfolio was approximately 99.7% of its face value.

DEPOSITS


     First Houston's lending and investing activities are funded almost entirely by core deposits, approximately 86% of which are demand and savings deposits. First Houston's average noninterest-bearing deposits have increased from approximately $14.69 million, or approximately 24.4% of average total deposits of 1994, to approximately $23.1 million, or approximately 19.2% of average total deposits as of June 30, 1997. The increase in average non-interest bearing deposits is primarily due to the increase of bankruptcy trustee deposits which represent approximately 41.3% of average total deposits as of June 30, 1997. First Houston does not accept brokered deposits.



     First Houston's average total deposits during the first six months of 1997 were approximately $120.1 million, an increase of $8.4 million or approximately 7.5% from average total deposits of approximately $111.7 million for 1996. First Houston's average total deposits during 1996 were approximately $111.7 million, an approximate $15.3 million, or approximately 15.8%, increase from average total deposits of approximately $96.4 million for 1995. Total deposits at December 31, 1994 were approximately $69.7 million, up approximately $17.6 million, or approximately 33.9%, over total deposits at December 31, 1993. Deposit growth was concentrated primarily in core deposits, consisting of all deposits other than certificates of deposit, retail and public, in excess of $100,000.

     The average balances and weighted average rates paid on deposits for each of the years 1996, 1995, and 1994 and for the six months ended June 30, 1997 are presented below.



                              SIX MONTHS ENDED
                                  JUNE 30,                         YEAR ENDED DECEMBER 31,
                             ------------------   ----------------------------------------------------------
                                    1997                 1996                1995                1994
                             ------------------   ------------------   -----------------   -----------------
                             AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                             BALANCE     RATE     BALANCE     RATE     BALANCE    RATE     BALANCE    RATE
                             --------   -------   --------   -------   -------   -------   -------   -------
                                                         (DOLLARS IN THOUSANDS)
Noninterest-bearing demand
  deposits.................  $ 23,093       0%    $ 23,642       0%    $19,548       0%    $14,692       0%
Interest-bearing demand and
  savings deposits.........    97,006    3.44%      88,052    3.49%     76,876    3.47%     45,423    2.87%
                             --------             --------             -------             -------
          Total deposits...  $120,099             $111,694             $96,424             $60,115
                             ========             ========             =======             =======


     First Houston's time deposits of $100,000 or more have consistently shown a pattern of renewal similar to that for deposits of less than $100,000. The remaining maturity on certificates of deposit of $100,000 or more is presented below.


                                                                       DECEMBER 31,
                                                   JUNE 30,   ------------------------------
                                                     1997       1996       1995       1994
                                                   --------   --------   --------   --------
                                                            (DOLLARS IN THOUSANDS)
Maturity
  3 months or less...............................   $5,172     $2,811    $ 4,025     $1,641
  3 to 12 months.................................    2,964      3,490      3,628      3,052
  Over 12 months.................................    1,172      1,603      2,585        587
                                                    ------     ------    -------     ------
          Total..................................   $9,308     $7,904    $10,238     $5,280
                                                    ======     ======    =======     ======


BORROWINGS

     Deposits are the primary source of funds for First Houston's lending and investment activities and for its general business purposes. Occasionally, First Houston obtains additional funds from the Federal Home Loan Bank and correspondent banks and from securities sold under repurchase agreements. At December 31, 1996, First Houston had no borrowings from the Federal Home Loan Bank or securities sold under repurchase agreements.

INTEREST RATE SENSITIVITY AND LIQUIDITY

     First Houston's Funds Management Policy provides management with the necessary guidelines for effective funds management, and First Houston has established a measurement system for monitoring its net interest rate sensitivity position. First Houston's objectives are generally to maintain a relatively balanced position between interest rate sensitive assets and interest rate sensitive liabilities with minor adjustments for a rising or declining interest rate environment.

     An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within that time period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. When analyzing its GAP position, First Houston emphasizes the next 12-month period.

     The following table shows the interest rate sensitivity GAPs for five different time periods and the cumulative interest rate sensitivity GAPs for the same periods as of December 31, 1996.


                                                0-90     91-180    181 DAYS    OVER 1
                                                DAYS      DAYS     TO 1 YEAR    YEAR      TOTAL
                                              --------   -------   ---------   -------   --------
                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Fed funds sold............................  $ 10,563   $     0     $     0   $     0   $ 10,563
  Investment securities.....................    12,798    19,299      21,115         0     53,212
  Loans.....................................    37,579     4,726      12,906     1,729     58,940
                                              --------   -------     -------   -------   --------
          Total interest-earning assets.....  $ 60,940   $24,025     $34,021   $ 1,729   $120,715
                                              ========   =======     =======   =======   ========
Interest bearing liabilities:
  Demand and savings deposits...............  $ 78,897   $     0     $     0   $     0   $ 78,897
  Certificates of deposit and other time
     deposits...............................     5,907     7,026       4,089         0     17,022
                                              --------   -------     -------   -------   --------
          Total interest-bearing
            liabilities.....................  $ 84,804   $ 7,026     $ 4,089   $     0   $ 95,919
                                              ========   =======     =======   =======   ========
Period GAP..................................  $(23,884)  $16,999     $29,932   $ 1,729   $ 24,796
Cumulative GAP..............................   (23,864)   (6,965)     23,067    24,796     24,796
Period GAP to total assets..................   (0.1804)%  0.1285%     0.2283%   0.0131%    0.1875%
Cumulative GAP to total assets..............   (0.1804)  (0.0519)     0.1764    0.1895     0.3770



     Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. Consequently, as the interest rate environment has become more volatile, First Houston's management has increased its ability to forecast and monitor its net interest rate sensitivity position and the object of various rate environments on earnings. Monthly, First Houston analyzes its interest rate risk exposure by the use of a simulation model provided by FTI (Financial Technology, Inc.). As of June 30, 1997, the simulation model indicated that, in the event of a 200 basis point increase in underlying market interest rates, First Houston's net interest income would decrease 3.12%. In the event of a 200 basis point decrease in underlying market interest rates, First Houston's net interest income would decrease 2.11%. The results of this simulation analysis, which assume the effect of 200 basis points adjusted quarterly over a 1 year time horizon and a floor on interest bearing liabilities of 1.50%, indicates that the present mix of earning assets and interest bearing liabilities should provide reasonable protection from changes in interest rates. The simulation model also provides a detailed GAP analysis, which First Houston uses as a secondary source in analyzing its Asset/Liability mix. The GAP measurement of Rate Sensitive Assets (RSA) to Rate Sensitive Liabilities (RSL) indicates a cumulative positive GAP of 1.04 through the first year and a cumulative positive GAP of 1.18 through three years.


     Liquidity involves First Houston's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate First Houston on an ongoing basis. First Houston's liquidity needs are primarily met by growth in core deposits. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, First Houston does not generally rely on, and there has not been a need to draw upon, these external funding sources. The cash and federal funds sold position, supplemented by amortizing investment and loan portfolios, have created an adequate liquidity position.

CAPITAL RESOURCES


     At June 30, 1997, First Houston's shareholders' equity totaled approximately $8,791,000, or approximately 6.44% of total assets, as compared with $7.60 million or approximately 5.74% of total assets at December 31, 1996 and $7.59 million or approximately 6.29% of total assets at December 31, 1995.

     The federal bank regulatory authorities in the United States (i.e., the Federal Reserve, OCC and the FDIC) have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. These guidelines relate a banking company's capital to the risk profile of its assets. The risk-based capital standards require all banks to have Tier 1 capital of at least 4% and total capital (Tier 1 and Tier 2) of at least 8% of risk-adjusted assets. Tier 1 capital includes common stockholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Tier 2 capital may be comprised of limited life preferred stock, qualifying debt instruments, and the reserves for credit losses.

     The federal banking regulators have also issued leverage ratio requirements. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted average assets. The risk-based capital and leverage ratio requirements replaced the primary capital and total capital guidelines used previously. The table below provides a comparison of First Houston's risk-based capital ratios and leverage ratio to the maximum regulatory requirements for the periods indicated.


                                                            DECEMBER 31,       MINIMUM
                                              JUNE 30,     --------------     REGULATORY
                                                1997       1996     1995     REQUIREMENTS
                                              ---------    -----    -----    ------------
The Bank:
  Risk Based Capital Ratios:
     Tier 1.................................    12.30%     12.12%   12.87%       4.00%
     Total Capital..........................    13.07%     12.88%   13.88%       8.00%
  Leverage Ratio............................     6.76%      5.75%    5.85%       3.00%


     The statutory basis for the capital and leverage requirements imposed by the federal banking authorities is the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The FDICIA requires that the capital standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The FDICIA also requires each federal banking agency to specify by regulation the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the FDIC's regulations, Houston National Bank is deemed to be "well capitalized."

                           BUSINESS OF FIRST HOUSTON

     First Houston is a Texas corporation and registered bank holding company under the BHCA and, as such, conducts its operations through its subsidiary bank, Houston National, a national banking association. First Houston derives most of its revenues and income from the activities of Houston National in furnishing commercial banking and banking-related services. As a bank holding company, First Houston holds all of the stock of Houston National Bank and assists in the management of its banking subsidiary in business development, loan policies and procedures, investment portfolio management, accounting, external audit coordination, internal audit functions, human resources and employee benefit administration, and insurance procurement.

BUSINESS OF THE BANK

     Houston National Bank is a commercial bank chartered under the national banking laws of the United States. Houston National Bank opened for business in March 1985 and offers a diversified range of commercial banking services for customers located principally in Houston, Texas. The services offered include the traditional deposit functions of commercial banks, safe deposit facilities, commercial and personal banking services, and the making of commercial, interim construction, consumer, real estate and industrial loans. Houston National Bank does not offer trust services. The personal banking services of Houston National Bank include a variety of checking, money market, savings and NOW accounts; time certificates; credit card operations; home mortgages; personal installment loans; safe deposit facilities; and investment services.

     Houston National Bank directs its commercial banking efforts toward the "middle-market customer," which it defines as businesses with annual sales of $5 million to $25 million. The commercial banking services of Houston National Bank consist primarily of various forms of commercial lending, including lines of credit, revolving credit and term loans; accounts receivable, real estate and other forms of secured financings; and letters of credit. The deposits of Houston National Bank are insured by the FDIC to the fullest extent permitted by law. The daily operation of Houston National Bank remains the responsibility of its board of directors and executive officers.


     At June 30, 1997, Houston National Bank had total deposits of $126.1 million. At June 30, 1997, Houston National Bank had total loans (net of unearned income and allowance for possible credit losses) outstanding of $64.3 million, which represented approximately 51% of its total deposits.


     The bulk of Houston National Bank's commercial loans have a floating rate of interest based on the prime rate of Houston National Bank. Generally, the commercial loans are secured with collateral having a minimum loan-to-value ratio depending upon the nature of the collateral. Before approving any loan, the credit worthiness of the borrower is established and is reviewed thereafter on a regular basis.

     Houston National Bank from time to time sells participation interests to other financial institutions with respect to loans originated by Houston National Bank when the loan exceeds Houston National Bank's legal lending limit or when Houston National Bank otherwise deems it appropriate.

     In addition to interest earned on loans, Houston National Bank receives facility fees for the various types of commercial and industrial credits, and commitment fees for real estate mortgage and construction and land development loans and for letters of credit.

MARKET AREA

     While Houston National Bank draws customers from throughout the Houston, Texas area, it defines its primary market area as the 160 square-mile area within the statistical metropolitan area of Houston bounded by the western edge of downtown on the east, Highway 6 in the west, South Main Street from downtown to the Fort Bend County line on the southeast, the Fort Bend County line to Highway 6 on the southwest, Interstate 10 from downtown to Highway 290 on the northeast, and Highway 290 to Highway 6 on the northwest. Houston National Bank considers its principal competition in the commercial banking business to be the other independent, full service commercial banks whose total asset size is between $100 million and $200 million and which are located in Harris County, Texas. Also included in Houston National Bank's primary market area are branch offices of large statewide banks or regional holding companies, savings and loan associations and credit unions. The products and services offered by Houston National Bank in its target market are similar to those of area commercial banks and, to some extent, savings and loan associations. However, many savings and loan associations and credit unions do not provide commercial loan and similar services to business customers. Houston National Bank does not operate any branch facilities.

COMPETITION OF HOUSTON NATIONAL BANK

     Houston National Bank experiences competition in both lending and attracting deposits from other banks and non-bank financial institutions located in its market area. Non-bank competitors with respect to deposits and deposit-type accounts include savings and loan associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. With respect to loans, Houston National Bank encounters competition from other banks, savings and loan associations, finance companies, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

     In Houston and Texas, the nature of the competition in the banking business has changed considerably in recent years as well with more large, out-of-state banking organizations having entered the Houston market. While such fundamental changes create opportunities for well-managed institutions regardless of size, Houston National Bank's competition increasingly consists of regional, money center institutions which have capital resources and legal loan limits substantially in excess of those maintained by Houston National Bank. Houston National Bank has a number of competitive advantages over such institutions in the area of customer service and ability to respond quickly to customer needs; however, such institutions can perform certain other functions for their customers, including trust, securities brokerage and international banking services, which Houston National Bank presently does not offer directly. Although Houston National Bank could offer these services through a correspondent bank or through a joint venture arrangement with other specialized companies, the inability to provide such services directly can be a competitive disadvantage at times.

EMPLOYEES OF HOUSTON NATIONAL BANK


     On June 30, 1997, Houston National Bank had 31 full-time employees, 12 of whom were officers, and 3 part-time employee(s). Houston National Bank provides medical insurance to its full-time employees. In 1990 Houston National Bank established a 401(k) plan for all employees having tenure of one year or more and the Bank matches contribution by the employee at a ratio of $1 contribution by Houston National Bank for every $2 contribution by the employee up to a maximum contribution by Houston National Bank of an amount equal to 3% of the employee's annual salary. In 1996, Houston National Bank increased its matching contribution to $1 for each $1 of employee contributions up to a maximum contribution equal to 6% of the employee's annual salary.


PROPERTY

     The office facilities of both First Houston and Houston National Bank are located at 5757 Memorial Drive in a building owned by First Houston and built in 1985 on a 1.24 acre tract of land owned by First Houston. The banking facilities include a traditional banking lobby, paying and receiving counters, a bookkeeping department and three executive offices. Additionally, Houston National Bank leases a five-lane drive-in facility adjacent to Houston National Bank building.

CONTINUITY OF MANAGEMENT


     The primary responsibility for day-to-day management of the First Houston and Houston National Bank has been under the supervision of First Houston's Chairman of the Board, John B. Carter, Jr., its President and Chief Executive Officer, Charles M. Neff, and its Executive Vice President, James L. Hall, since 1988. Cumulatively, these three individuals have over 103 years of experience in various aspects of the financial services industry. While the banking industry has been undergoing extraordinary change both on a national and statewide basis during the last 15 years, First Houston's management team has provided First Houston with almost ten years of stable and consistent leadership.

                          MANAGEMENT OF FIRST HOUSTON

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding directors and executive officers of First Houston.


         DIRECTOR/
     EXECUTIVE OFFICER        (AGE)        POSITION(S) WITH BANK(S) AND BUSINESS EXPERIENCE
     -----------------        -----        ------------------------------------------------
John B. Carter, Jr..........   (72)   Chairman of the Board of Directors of First Houston and
                                      Houston National since February 1990 and January 1987,
                                      respectively; Director of First Houston since January
                                      1987; Senior Vice President and Chief Financial Officer
                                      and Director of Pogo Producing Co., Inc. (oil and gas
                                      drilling and exploration company) from 1977 to retirement
                                      in 1986; a managing director of Lehman Bros., Inc.
                                      (investment banking firm) from 1958 to 1977.
Robert L. Gerry, III........   (59)   Director of First Houston and Houston National since 1992;
                                      Vice Chairman/Director of Nuevo Energy Company since 1992.
James L. Hall...............   (57)   Director, Executive Vice President/Operations, Chief
                                      Financial Officer of Houston National and First Houston
                                      since February 1988; Executive Vice President of Union
                                      National Bank of Laredo, Laredo, Texas from January 1984
                                      to February 1988; Vice President and Chief Financial
                                      Officer of Millikin National Bank, Decatur, Illinois, from
                                      September 1976 to January 1984.
David L. Hatcher............   (55)   Director of First Houston and Houston National; Chairman,
                                      President and Chief Executive Officer of KMG-Bernuth, Inc.
                                      (chemical manufacturing; formerly known as Harwin
                                      Interests, Inc.), Houston, Texas, 1980 to present;
                                      President/VP Market Properties Corp. (home building),
                                      Houston, Texas, 1972-1980.
Jack M. Johnson, Jr.........   (58)   Director of First Houston and Houston National; Managing
                                      Partner, Wintermann & Co. (agriculture and investments),
                                      Eagle Lake, Texas 1985 to present; Chairman of the Board
                                      of North Houston Bank, Houston, Texas 1963 to 1995.
Michael T. Judd.............   (79)   Advisory Director of First Houston and Houston National
                                      since 1987; Various positions with E.F. Hutton, Ltd., Inc.
                                      from 1959 to 1984 concluding with the position of
                                      Executive Vice President and Managing Director; Employed
                                      with Lehman Bros. (investment banking firm) since 1985.
Alfred W. Lasher III........   (51)   Director of First Houston and Houston National from 1985
                                      to 1987; Advisory Director of Houston National Bank and
                                      First Houston since 1987; President of the Lasher Co.
                                      (real estate development and investment company) since
                                      1973.
John E. McFarlane...........   (51)   Director of First Houston and Houston National since March
                                      1985; For the past five years, Mr. McFarlane has been an
                                      independent investor.
Michael J. Moser............   (49)   Advisory Director of First Houston and Advisory Director
                                      and Executive Vice President -- Lending of Houston
                                      National since 1993; Executive Vice President of Cullen
                                      Center Bank from 1984 to 1993; Senior Vice President of
                                      Republic Bank from 1980 to 1984; and OCC examiner from
                                      1970 to 1979.

         DIRECTOR/
     EXECUTIVE OFFICER        (AGE)        POSITION(S) WITH BANK(S) AND BUSINESS EXPERIENCE
     -----------------        -----        ------------------------------------------------
Charles M. Neff, Jr.........   (51)   Director, President and Chief Executive Officer of Houston
                                      National Bank and First Houston since February 1988;
                                      President of Texas Capital Bank -- Westwood from January
                                      1985 to February 1988; Director and President of American
                                      Bank, Houston, Texas from January 1980 to January 1985.
                                      Mr. Neff served as the Chairman of the Independent Bankers
                                      Association of Texas in 1996.
James G. Niven..............   (51)   Advisory Director of Houston National Bank and First
                                      Houston since 1985; General partner of Pioneer Ventures
                                      Co. (venture capital investment firm) since 1972; Senior
                                      Vice President of Sotheby's (an auction company) since
                                      1996.
H. Ray Roberts..............   (76)   Director of First Houston and Houston National Bank since
                                      1988; Financial Advisor and U.S. liaison for The Al-Zamil
                                      Group of Companies (Saudi Arabian family-owned holding
                                      company comprising a large number of individual companies
                                      with business interests in manufacturing, services,
                                      commercial endeavors and investments) since April 1968.
Williston B. Symonds........   (64)   Director of Houston National Bank and First Houston since
                                      March 1985; self-employed investor since 1985.
Lieven J. Van Riet, M.D.....   (65)   Advisory Director of Houston National Bank and First
                                      Houston since May 1986; engaged in the private medical
                                      practice of ophthalmology since 1965.
Diane W. Webb...............   (57)   Advisory Director of Houston National Bank and First
                                      Houston since 1995; self-employed investor since 1992.

     Each member of the First Houston Board of Directors is elected annually and the terms of the current board members will expire at the 1998 annual meeting of shareholders.

PRINCIPAL SHAREHOLDERS OF FIRST HOUSTON


     The following table sets forth at June 30, 1997, the number of shares and percent of First Houston Common Stock issued and outstanding which are beneficially owned by (i) each person known by First Houston to be the beneficial owner of 5% or more of the outstanding shares of First Houston Common Stock, (ii) each director and executive officer of First Houston and (iii) by all such directors and officers as a group, as of June 30,1997. Unless otherwise indicated the address of each such person is c/o First Houston Bancshares, Inc., 5757 Memorial Drive, Houston, Texas 77007.



                                                                               NUMBER OF
                                                                                 SHARES
                                                                              BENEFICIALLY    APPROXIMATE
                                                                              OWNED AS OF    PERCENTAGE OF
                                                                              DECEMBER 31,    TOTAL SHARES
                NAME                                 POSITION                   1996(1)      OUTSTANDING(1)
                ----                                 --------                 ------------   --------------
Gordon Cain(2).......................  Shareholder                               167,000           6.8%
John B. Carter, Jr...................  Chairman of the Board of Directors        194,000(3)        7.9%
Robert L. Gerry, III.................  Director                                    9,000           0.4%
James L. Hall........................  Executive Vice President, Chief            76,450           3.1%
                                       Financial Officer and Director
David L. Hatcher.....................  Director                                   31,000(4)        1.3%
Jack Johnson.........................  Director                                   14,500           0.6%
Michael T. Judd......................  Advisory Director                         190,250           7.8%
Alfred W. Lasher III.................  Advisory Director                          13,000           0.5%
John E. McFarlane....................  Director                                  135,374(5)        5.5%
Michael J. Moser.....................  Advisory Director and Executive Vice       92,500           3.8%
                                         President of Houston National
Charles M. Neff, Jr..................  President, Chief Executive Officer         99,151           4.1%
                                       and Director
James G. Niven.......................  Advisory Director                          26,500           1.1%
H. Ray Roberts.......................  Director                                   10,350           0.4%
Williston B. Symonds.................  Director                                    9,187           0.4%
Lieven J. Van Riet, M.D..............  Advisory Director                           4,000           0.2%
Diane W. Webb........................  Advisory Director                          16,500           0.7%
                                                                               ---------         -----
All directors and executive officers
  as a group (15 persons)............                                            921,762         %37.7
                                                                               =========         =====


---------------

(1) Computed on a fully-diluted basis, assuming conversion of all 21,375 outstanding shares of First Houston Preferred Stock into 213,750 shares of First Houston Common Stock resulting in an aggregate of 2,443,488 shares of First Houston Common Stock.

(2) Mr. Cain's address is Eight Greenway Plaza, Suite 702, Houston, Texas 77046.

(3) 115,000 shares of First Houston Common Stock (on a fully-diluted basis) are owned by Carter Interests, Ltd., a family limited partnership, and 79,000 are owned by John B. Carter, individually.

(4) 4,286 shares are owned by David L. Hatcher individually and 26,714 are owned by KMG-Bernuth, Inc., of which Mr. Hatcher is the Chairman and Chief Executive Officer.

(5) Includes 91,374 shares of First Houston Common Stock held by trusts of which Mr. McFarlane is the trustee or a beneficiary.

EXECUTIVE COMPENSATION


     The following table presents certain information concerning the compensation (i) of the executive officers of First Houston whose total cash compensation exceeded $60,000 during the year ended December 31, 1996 and (ii) of all executive officers of First Houston as a group.


                    FIRST HOUSTON SUMMARY COMPENSATION TABLE

                                                            ANNUAL
                                                         COMPENSATION
                  NAME AND                            ------------------    STOCK
             PRINCIPAL POSITION                YEAR    SALARY     BONUS    OPTIONS   OTHER(1)
             ------------------                ----   --------   -------   -------   --------
Charles M. Neff, Jr..........................  1996   $115,000   $62,500   16,000    $656,984(2)
  President and Chief Executive Officer        1995    115,000    54,300        0       4,025
                                               1994    106,600    45,000   10,000       2,798
James L. Hall................................  1996   $106,600   $24,500    9,500    $  6,756
  Executive Vice President and                 1995    106,600    38,500        0       3,941
  Chief Financial Officer                      1994    106,600    45,000    7,000       2,956
Michael J. Moser.............................  1996   $ 92,500   $20,000    5,500    $  5,910
  Executive Vice President, Lending            1995     92,500    27,000        0       3,448
  of Houston National                          1994     82,500         0    6,500       1,881

---------------

(1) The amounts in this column reflect First Houston's contribution to the 401(k) plan and does not include earnings on the undistributed balances.

(2) This amount includes $650,000 accrued in 1996 relating to a deferred compensation agreement providing for benefits, payable over a 15-year period commencing upon the later of Mr. Neff's attaining age 61 or the termination of his employment. First Houston has placed $650,000 in a trust to fund this obligation.

     None of the executive officers or other employees of First Houston is a party to an employment or noncompetition agreement with First Houston or Houston National.

FIRST HOUSTON STOCK OPTION PLANS

     In 1992 First Houston adopted The First Houston Bancshares, Inc. Incentive Stock Option Plan (the "Plan") under which First Houston may issue to specified employees incentive stock options to purchase shares of common stock up to a total maximum of 75,000 shares of First Houston Common Stock. The Plan provides that the issued options must be exercisable at or above the fair market value of the stock at the time the option is granted. The Plan also provides that the Board of Directors can determine in its discretion which employees will receive options and the terms under which the options are issued subject, however, to the following requirements: (i) the options must be exercisable within ten years of the date of grant; (ii) the options must be nontransferable other than at death and are exercisable only by the recipient employee during that employee's lifetime; (iii) if the option is granted to an employee who owns more than ten percent of the voting power of First Houston immediately before the grant of the option, then the option exercise price must equal or be greater than 110% of the fair market value of the First Houston Common Stock at the time of the grant of the option and the option can not be exercisable more than five years after it is granted; and (iv) the option must expire no later than the 90th day following the date the employee's employment with First Houston terminates. For additional information regarding the effect of the Merger on such options, see "Proposal No. 1: Approval of the Merger Proposal -- Other Agreements -- Stock Plans; Restricted Stock."

     The following table sets forth certain information regarding the grant of options under the Plan to certain executive officers of First Houston. As of the date of this Proxy Statement, all outstanding options under the Plan have been exercised.


                                NUMBER OF     PERCENTAGE                              POTENTIAL REALIZABLE VALUE
                                SECURITIES     OF TOTAL                                 AT ASSUMED ANNUAL RATE
                                UNDERLYING     OPTIONS                               OF STOCK PRICE APPRECIATION
                                 OPTIONS      GRANTED TO    EXERCISE                      FOR OPTION TERM($)
                                 GRANTED     EMPLOYEES IN     PRICE     EXPIRATION   ----------------------------
             NAME                (SHARES)        1996       ($/SHARE)      DATE           5%             10%
             ----               ----------   ------------   ---------   ----------   ------------   -------------
James L. Hall.................     9,500        27.54%        $3.23      1/16/06       $   31,160     $    67,878
Michael J. Moser..............     5,500        15.94%        $3.23      1/16/06       $   18,040     $    39,298
Charles M. Neff, Jr...........    16,000        46.38%        $3.23      1/16/06       $   52,480     $   114,320


INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     Certain of the directors and officers and principal shareholders of Houston National Bank or First Houston and their associates are customers of Houston National Bank. Such directors, officers and principal shareholders and their associates have had transactions in the ordinary course of business with Houston National Bank, including borrowings, all of which were effected on substantially the same terms and conditions, including interest rates and collateral, as those prevailing from time to time for comparable transactions with persons unaffiliated with Houston National Bank and did not involve more than the normal risk of collectibility or other unfavorable features. Houston National Bank expects to continue to have such transactions on similar terms and conditions with such directors, officers and principal shareholders of First Houston and Houston National Bank and their associates in the future.

     As of December 31, 1996, principal shareholders and the officers and directors of First Houston and Houston National Bank or their affiliates were, directly or indirectly, indebted to Houston National Bank in the aggregate amount of $3,671,000, which amount constituted 6.45% of the total loans of Houston National Bank as of such date and approximately 48.3% of equity capital of Houston National Bank.

                     DESCRIPTION OF STERLING CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Sterling consists of (i) 30,000,000 shares of Sterling Common Stock, $1.00 per share par value, of which 12,004,400 were issued and outstanding as of March 31, 1997 and (ii) 1,000,000 shares of Sterling Preferred Stock, $1.00, issuable in series, of which 49,500 shares of Series A and 38,880 shares of Series B Convertible Preferred Stock were issued and outstanding as of March 31, 1997. As of March 31, 1997, an additional 766,258 shares of Sterling Common Stock were issuable upon exercise of Sterling's outstanding employee stock options and pursuant to outstanding subscriptions under Sterling's Employee Stock Purchase Plan.

     The following discussion of the terms and provisions of Sterling's capital stock is qualified in its entirety by reference to the Sterling Charter and the Sterling Bylaws, copies of which are included as exhibits.

STERLING COMMON STOCK

     The outstanding shares of Sterling Common Stock are, and the shares of Sterling Common Stock to be issued to shareholders of First Houston assuming consummation of the Merger will be, fully paid and non-assessable. There are no preemptive, conversion, subscription, redemption or repurchase rights associated with shares of Sterling Common Stock, except as exist under the 1994 Incentive Stock Option Plan and the 1994 Employee Stock Purchase Plan. Each holder of shares of Sterling Common Stock is entitled to one vote for each share held of record as to all matters voted on. Holders of shares of Sterling Common Stock are not entitled to cumulative voting rights in the election of directors. Upon the dissolution of Sterling, the holders of Sterling Common Stock would be entitled to participate ratably in the assets available for distribution after satisfaction of the claims of creditors of Sterling and of holders of any series of preferred stock having a liquidation preference, to the extent of such preference.

     The holders of shares of the Sterling Common Stock are entitled to such dividends as the Sterling Board of Directors, in its discretion, may declare out of funds legally available therefor. Under the TBCA, dividends may not be paid if, after the payment, Sterling would be insolvent or if the payment would exceed Sterling's surplus. There can be no assurances such dividends will continue to be paid in the future. Payment of future dividends will be dependent upon, among other things, Sterling's and Sterling Bank's, and assuming approval of the Merger, Houston National's, earnings and financial condition, and the general economic and regulatory climate.

     Funds for the payment of dividends by Sterling are obtained from dividends received from Sterling Bank. Certain restrictions exist regarding the ability of Sterling Bank to pay dividends to Sterling. Under federal law, Sterling Bank cannot pay a dividend if it will cause Sterling Bank to be "undercapitalized." The regulators of Sterling Bank and Sterling may administratively impose stricter limits on the ability of Sterling Bank to pay dividends to Sterling.

     Sterling Bank is also subject to risk based capital rules which restrict its ability to pay dividends. The risk based capital rules set an explicit schedule for achieving minimum capital levels in relation to risk weighted assets. Sterling Bank has been required to meet a minimum ratio of total capital to risk weighted assets of 8.0%. As of December 31, 1996, Sterling Bank was in compliance with all capital requirements.

     Harris Trust and Savings Bank is the transfer agent and registrar for the Sterling Common Stock.

PREFERRED STOCK

     Sterling is authorized to issue 1,000,000 shares of Sterling Preferred Stock. As of March 31, 1997, four series of 150,000 shares each have been designated, of which Sterling has issued 49,500 shares of Series A and 38,880 of Series B Convertible Preferred Stock. Sterling's Preferred Stock (or other securities convertible in whole or in part into Sterling Preferred Stock) is available for issuance from time to time for various purposes as determined by Sterling's Board of Directors, including, without limitation, making future acquisitions and raising additional equity capital. Subject to certain limits set by the Sterling Charter, the Sterling Preferred Stock (or such convertible securities) may be issued on such terms and conditions, at such times and in such situations as the Sterling Board of Directors, in its discretion, determines to be appropriate, without any further approval or action by the shareholders (unless otherwise required by laws, rules, regulations or agreements applicable to Sterling).

CLASSIFIED BOARD OF DIRECTORS

     The Sterling Charter and Bylaws contain provisions for a staggered board of directors with only one-third of the board standing for election each year. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

BLANK CHECK PREFERRED STOCK

     The Sterling Charter authorizes blank check Preferred Stock. See
"-- Preferred Stock." Sterling's Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such Preferred Stock and could issue such stock in either a private or public transaction. In some circumstances, the blank check Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which Sterling's Board of Directors opposes.


STATUTORY PROVISIONS



     Part Thirteen, a recently enacted provision of the TBCA, restricts certain transactions between a corporation organized under Texas law (or its majority-owned subsidiaries) and any person holding 20% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Affiliated Shareholder"). Part Thirteen generally prohibits a publicly held Texas corporation from engaging in the following transactions with an Affiliated Shareholder, for a period of three years from the date the shareholder becomes an Affiliated Shareholder unless certain conditions described below are met: (a) any merger, share exchange or conversion, (b) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (c) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Affiliated Shareholder's proportionate share of the stock of the corporation, (d) the adoption of a plan or proposal for the liquidation or dissolution of the corporation proposed by or pursuant to any arrangement with the Affiliated Shareholder, (e) any other transaction which has the effect of increasing the proportionate share of the stock of the corporation which is owned by the Affiliated Shareholder, and (f) receipt by the Affiliated Shareholder of the benefit (except proportionately as a shareholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation. Part Thirteen is effective September 1, 1997.



     The three-year ban does not apply if either the proposed transaction or the transaction by which the Affiliated Shareholder became an Affiliated Shareholder is approved by the board of directors of the corporation prior to the date such shareholder becomes an Affiliated Shareholder. Business combinations are also permitted within the three-year period if authorized at a meeting of shareholders called for that purpose within six months after such shareholder becomes an Affiliated Shareholder, by the holders of at least 66 2/3% of the outstanding voting stock not owned by the Affiliated Shareholder.



     Prior to December 31, 1997, a corporation has the option of electing to exclude itself from the coverage of Part Thirteen by amending its articles of incorporation or bylaws. After December 31, 1997, a corporation may, at its option, exclude itself from the coverage of Part Thirteen by amending its articles of incorporation or bylaws by action of its shareholders to exempt itself from coverage, provided that such charter or bylaw amendment shall not become effective until 18 months after the date it is adopted and will not apply to any business combination with an Affiliated Shareholder who became such prior to the effective date of such amendment. Sterling has not adopted such a charter or bylaw amendment.


                PROPOSAL NO. 2: APPROVAL OF THE CHARTER PROPOSAL

GENERAL

     Pursuant to the Merger Agreement, First Houston has agreed to amend the First Houston Charter to delete paragraph (h)(4) of the Certificate of Designation establishing the First Houston Preferred Stock. Approval and implementation of the Charter Proposal is a condition to consummation of the Merger (unless all shares of First Houston Preferred Stock have been converted into First Houston Common Stock). This paragraph provides generally that if First Houston engages in certain specified transactions (which includes a merger such as the Merger), then as a condition to consummation of such transaction provision must be made such that the holders of the First Houston Preferred Stock would be entitled to receive in such transaction securities of the surviving corporation of such transaction having the right to receive upon conversion the same consideration as such holder would have received if the First Houston Preferred Stock had been converted into First Houston Common Stock immediately prior to consummation of the transaction.

     The approval of the Charter Proposal is a condition to Sterling's obligation to effect the Merger and is not waivable unless all of the First Houston Preferred Stock has been converted into First Houston Common Stock. Sterling believes that its capital structure following the Merger should not include a series or class of preferred stock containing the terms of the First Houston Preferred Stock.

REASONS FOR THE CHARTER PROPOSAL

     As a condition to consummation of the Merger, Sterling has required that the Charter Proposal be approved and implemented. In addition, as a condition to entering into the Merger Agreement, Sterling required that First Houston agree to solicit the affirmative vote of the Shareholders "FOR" the Charter Proposal at the Meeting.

DESCRIPTION OF FIRST HOUSTON PREFERRED STOCK


     The First Houston Preferred Stock was issued pursuant to a Certificate of Designation dated as of July 31, 1991. A total of 50,000 shares of First Houston Preferred Stock were authorized, of which 21,375 shares were outstanding as of May 1, 1997. Holders of the First Houston Preferred Stock are entitled to receive, when and as declared by the Board of Directors of First Houston, cumulative preferential dividends in cash at an annual rate of $3.20 per share, payable semi-annually on each July 1 and January 1. The shares of First Houston Preferred Stock are redeemable, in whole or in part, at any time after July 1, 1998 for $40.00 per share, plus accrued and unpaid dividends thereon. The shares of First Houston Preferred Stock have a liquidation preference of $40.00 per share, plus accrued and unpaid dividends thereon to the date of payment. Subject to certain limitations, the terms and provisions of the Certificate of Designation may be amended by the affirmative vote or written consent of the holders of two-thirds of the then issued and outstanding shares of the First Houston Preferred Stock. Each share of First Houston Preferred Stock is convertible at any time upon the election of the holder thereof into 10 shares of First Houston Common Stock (subject to adjustment). So long as dividends are not in arrears for three consecutive payments, the First Houston Preferred Stock does not generally have any voting rights except with respect to "corporate actions such as mergers, consolidations or the sale of all or substantially all of the First Houston's assets . . .".


EFFECT OF THE CHARTER PROPOSAL


     If the Charter Proposal is approved and implemented, paragraph (h)(4) of the Certificate of Designation for the First Houston Preferred Stock will be deleted in its entirety. As a consequence, upon consummation of the Merger, each share of First Houston Preferred Stock will be converted into the right to receive Sterling Common Stock as specified in the Merger Agreement, and holders of First Houston Preferred Stock will not be entitled to receive Sterling Preferred Stock containing terms comparable to the First Houston Preferred Stock, including, among other things, the right to the payment of cumulative preferential dividends, the right to certain preferences upon liquidation of Sterling and the right to vote as a class upon certain corporate actions such as mergers, consolidations or the sale of all or substantially all of Sterling's assets. See "Proposal No. 1: Approval of the Merger Agreement -- Information About the Merger -- General -- Merger Consideration."


TIMING OF IMPLEMENTATION OF THE AMENDMENT

     If the Merger Proposal and the Charter Proposal are both approved, the amendment to the First Houston Charter authorized in the Charter Proposal will be filed with the Office of the Secretary of State of Texas, and will be effective, immediately prior to the Effective Time of the Merger.

     THE BOARD OF DIRECTORS OF FIRST HOUSTON UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE CHARTER PROPOSAL.

                             VALIDITY OF SECURITIES

     The legality of the shares of Sterling Common Stock offered hereby will be passed upon for Sterling by Andrews & Kurth L.L.P., 600 Travis, Suite 4200, Houston, Texas 77002.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 of Sterling Bancshares, Inc. and subsidiaries appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of First Houston Bancshares, Inc. and its subsidiary as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     This Proxy Statement does not contain all the information set forth in the Registration Statement and the exhibits relating thereto which Sterling has filed with the SEC under the Securities Act. For further information pertaining to Sterling and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto.

     Sterling and First Houston are each responsible for their respective expenses incurred in preparing, assembling and mailing this Proxy Statement and the Notice of Meeting and Proxy, except that Sterling will pay all printing expenses and filing fees in connection with this Proxy Statement and the Registration Statement. All proxies delivered pursuant to this solicitation are revocable at any time at the option of the persons executing them. Unless revoked, properly executed proxies will be voted at the Meeting. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians as required for forwarding to the beneficial owners of First Houston Capital Stock held in their names. It may be that further solicitation will be undertaken by mail, telephone and personal contact by directors, officers or regular employees of First Houston who will not be additionally compensated therefor.

     It is not intended that any business other than the proposals described above will be presented at the Meeting. With respect to any other matters or proposals that may legally come before the Meeting, however, it is the intention of the persons named as attorneys in the proxy to vote such proxy in accordance with their best judgment.

                                INDEMNIFICATION

     The Sterling Charter provide broad authority for indemnification of directors and officers of Sterling. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Sterling, pursuant to the foregoing provisions or otherwise, Sterling has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                         INDEX TO FINANCIAL STATEMENTS


FIRST HOUSTON CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditor's Report................................   F-2
Consolidated Balance Sheets of First Houston as of December
  31, 1996 and 1995 (audited) and June 30, 1997
  (unaudited)...............................................   F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1996, 1995 and 1994 (audited) and the Six
  Months Ended June 30, 1997 and 1996 (unaudited)...........   F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1996, 1995 and 1994 (audited) and
  the Six Months Ended June 30, 1997 (unaudited)............   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1995 and 1994 (audited) and the Six
  Months Ended June 30, 1997 and 1996 (unaudited)...........   F-6
Notes to Consolidated Financial Statements..................   F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of First Houston Bancshares, Inc.:

     We have audited the accompanying consolidated balance sheets of First Houston Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Houston Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Houston, Texas
January 27, 1997
(February 5, 1997 as to Note 21 and July 8, 1997
as to paragraphs 2, 3 and 4 of Note 14)

                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                            DECEMBER 31,
                                                                     ---------------------------
                                                     JUNE 30, 1997       1996           1995
                                                     -------------   ------------   ------------
                                                      (UNAUDITED)
Cash and due from banks (Note 3)...................   $  4,377,119   $  6,848,593   $  4,991,384
Federal funds sold.................................     11,244,210     10,562,900     13,633,236
                                                      ------------   ------------   ------------
  Cash and cash equivalents........................     15,621,329     17,411,493     18,624,620
Interest-bearing deposits..........................             --                        95,000
Investment securities available for sale, at fair
  value (amortized cost of $53,355,460 and
  $48,992,487 at December 31, 1996 and 1995,
  respectively) (Note 4)...........................     50,713,617     53,212,387     48,863,899
Loans held for sale................................        227,147        237,789        213,962
Loans (Notes 5 and 6)..............................     64,630,032     56,658,101     48,516,344
Less allowance for credit losses (Note 7)..........       (547,660)      (474,834)      (558,464)
                                                      ------------   ------------   ------------
  Loans, net.......................................     64,082,372     56,183,267     47,957,880
Premises and equipment, net (Note 8)...............      2,824,530      2,773,446      2,631,899
Real estate acquired by foreclosure................         77,246         37,246
Accrued interest receivable........................      1,324,913      1,266,598      1,359,642
Other assets.......................................      1,580,478      1,134,885        876,588
                                                      ------------   ------------   ------------
          TOTAL....................................   $136,451,632   $132,257,111   $120,623,490
                                                      ============   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits:
     Noninterest-bearing...........................   $ 22,957,838   $ 27,012,016   $ 24,750,594
     Interest-bearing (Note 9).....................    103,106,540     95,919,404     87,650,004
                                                      ------------   ------------   ------------
          Total deposits...........................    126,064,378    122,931,420    112,400,598
Accrued interest payable...........................        111,045        119,527        164,719
Net deferred tax (asset) liability (Note 15).......         (4,258)        (4,258)       276,480
Payable to Altair..................................         77,586         77,586        106,049
Other liabilities..................................      1,412,177      1,535,664         86,555
                                                      ------------   ------------   ------------
          Total liabilities........................    127,660,928    124,659,939    113,034,401
                                                      ------------   ------------   ------------
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS' EQUITY (Notes 13, 14 and 17):
  Common stock, $1 par value; 3,500,000 shares
     authorized and 2,098,238 and 2,096,238 shares
     issued and outstanding at December 31, 1996
     and 1995, respectively........................      2,229,738      2,098,238      2,096,238
  Cumulative convertible 8% preferred stock, $40
     par and liquidation value; 200,000 shares
     authorized and 21,375 shares issued and
     outstanding...................................        855,000        855,000        855,000
  Capital surplus..................................      6,560,331      6,183,614      6,178,994
  Accumulated deficit (Note 2).....................       (808,453)    (1,445,255)    (1,456,275)
  Unrealized loss on available-for-sale investment
     securities, net of taxes of $48,647 and
     $43,720 at December 31, 1996 and 1995,
     respectively..................................        (45,912)       (94,426)       (84,868)
                                                      ------------   ------------   ------------
          Total stockholders' equity...............      8,790,704      7,597,171      7,589,089
                                                      ------------   ------------   ------------
          TOTAL....................................   $136,451,632   $132,257,111   $120,623,490
                                                      ============   ============   ============


                See notes to consolidated financial statements.

                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                       FOR THE SIX MONTHS
                                         ENDED JUNE 30,           FOR THE YEARS ENDED DECEMBER 31,
                                     -----------------------    ------------------------------------
                                        1997         1996          1996         1995         1994
                                     ----------   ----------    ----------   ----------   ----------
                                           (UNAUDITED)
INTEREST INCOME:
  Loans, including fees............  $3,258,593   $2,535,051    $5,464,927   $5,025,868   $3,716,787
  Taxable investment securities....   1,454,095    1,224,277     2,672,769    2,190,159      893,508
  Deposits in financial
     institutions..................          --        1,707
  Federal funds sold...............     166,057      279,573       620,666      317,993      129,858
                                     ----------   ----------    ----------   ----------   ----------
          Total interest income....   4,878,745    4,040,608     8,758,362    7,534,020    4,740,153
                                     ----------   ----------    ----------   ----------   ----------
INTEREST EXPENSE:
  Deposits.........................   1,666,526    1,437,132     3,080,182    2,673,540    1,302,847
  Federal funds purchased..........       5,299           --                     40,671          857
                                     ----------   ----------    ----------   ----------   ----------
          Total interest expense...   1,671,825    1,437,132     3,080,182    2,714,211    1,303,704
                                     ----------   ----------    ----------   ----------   ----------
NET INTEREST INCOME................   3,206,920    2,603,476     5,678,180    4,819,809    3,436,449
PROVISION FOR CREDIT LOSSES (Note
  7)...............................     190,000       97,500       230,000      230,000      505,000
                                     ----------   ----------    ----------   ----------   ----------
NET INTEREST INCOME AFTER PROVISION
  FOR CREDIT LOSSES................   3,016,920    2,505,976     5,448,180    4,589,809    2,931,449
                                     ----------   ----------    ----------   ----------   ----------
NONINTEREST INCOME:
  Customer service fees............     235,195      200,961       453,836      401,212      495,307
  Other............................      62,415       97,101       180,231      130,609      109,210
                                     ----------   ----------    ----------   ----------   ----------
          Total noninterest
            income.................     297,610      298,062       634,067      531,821      604,517
                                     ----------   ----------    ----------   ----------   ----------
NONINTEREST EXPENSE:
  Salaries and employee benefits...     925,308      948,827     2,839,612    2,078,395    1,313,448
  Net occupancy expense............     365,521      275,713       441,129      364,676      263,776
  Licensing fees...................     229,057      195,630       409,834      337,500
  Data processing..................      73,451       69,915       320,690      294,189      256,760
  Legal and professional...........     254,788      171,091       273,190      233,601      152,509
  Federal Deposit Insurance
     Corporation assessment........       6,932        1,152         2,152       92,606      123,123
  Other............................     444,582      362,196       933,387      646,899      603,779
                                     ----------   ----------    ----------   ----------   ----------
          Total noninterest
            expense................   2,299,639    2,024,524     5,219,994    4,047,866    2,713,395
                                     ----------   ----------    ----------   ----------   ----------
INCOME BEFORE INCOME TAXES.........   1,014,891      779,514       862,253    1,073,764      822,571
PROVISION FOR INCOME TAXES (Note
  15)..............................     343,889      234,255       363,184      256,957      271,794
                                     ----------   ----------    ----------   ----------   ----------
NET INCOME.........................  $  671,002   $  545,259    $  499,069   $  816,807   $  550,777
                                     ==========   ==========    ==========   ==========   ==========
NET INCOME PER COMMON AND COMMON
  EQUIVALENT SHARE (Note 18).......  $     0.31   $     0.26    $     0.20   $     0.43   $     0.39
                                     ==========   ==========    ==========   ==========   ==========


                See notes to consolidated financial statements.

                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                            UNREALIZED LOSS ON
                                         COMMON STOCK         PREFERRED STOCK                               AVAILABLE-FOR-SALE
                                    ----------------------   -----------------    CAPITAL     ACCUMULATED      SECURITIES,
                                     SHARES       AMOUNT     SHARES    AMOUNT     SURPLUS       DEFICIT        NET OF TAXES
                                    ---------   ----------   ------   --------   ----------   -----------   ------------------
BALANCE AT JANUARY 1, 1994........  1,231,738   $1,231,738   21,375   $855,000   $3,754,861   $(1,201,956)      $  (9,092)
  Net income......................                                                               550,777
  Cash dividends paid on common
    stock, at $.15 per share......                                                              (184,859)
  Cash dividends paid on preferred
    stock, at $3.20 per share.....                                                               (68,400)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........                                                                               (642,563)
                                    ---------   ----------   ------   --------   ----------   -----------       ---------
BALANCE AT DECEMBER 31, 1994......  1,231,738    1,231,738   21,375    855,000    3,754,861     (904,438)        (651,655)
  Net income......................                                                               816,807
  Sale of common stock, at $4.00
    per share.....................    864,500      864,500                        2,424,133
  Cash dividends paid on common
    stock, at $.20 per share......                                                              (405,874)
  Cash dividends paid on preferred
    stock, at $3.20 per share.....                                                               (68,400)
  Dividend-in-kind................                                                              (894,370)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........                                                                                566,787
                                    ---------   ----------   ------   --------   ----------   -----------       ---------
BALANCE AT DECEMBER 31, 1995......  2,096,238    2,096,238   21,375    855,000    6,178,994   (1,456,275)         (84,868)
  Net income......................                                                               499,069
  Stock options exercised, at
    $3.31 per share...............      2,000        2,000                            4,620
  Cash dividends paid on common
    stock, at $.20 per share......                                                              (419,649)
  Cash dividends paid on preferred
    stock, at $3.20 per share.....                                                               (68,400)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........                                                                                 (9,558)
                                    ---------   ----------   ------   --------   ----------   -----------       ---------
BALANCE AT DECEMBER 31, 1996......  2,098,238    2,098,238   21,375    855,000    6,183,614   (1,445,255)         (94,426)
  Net income......................                                                               671,002
  Exercise of stock options.......    131,500      131,500                          291,008
  Recognition of tax benefit
    resulting from exercise of
    stock options.................                                                   85,709
  Cash dividends paid on preferred
    stock.........................                                                               (34,200)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........                                                                                 48,514
                                    ---------   ----------   ------   --------   ----------   -----------       ---------
BALANCE AT JUNE 30, 1997
  (UNAUDITED).....................  2,229,738   $2,229,738   21,375   $855,000   $6,560,331   $ (808,453)       $ (45,912)
                                    =========   ==========   ======   ========   ==========   ===========       =========


                                        TOTAL
                                    STOCKHOLDERS'
                                       EQUITY
                                    -------------
BALANCE AT JANUARY 1, 1994........   $4,630,551
  Net income......................      550,777
  Cash dividends paid on common
    stock, at $.15 per share......     (184,859)
  Cash dividends paid on preferred
    stock, at $3.20 per share.....      (68,400)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........     (642,563)
                                     ----------
BALANCE AT DECEMBER 31, 1994......    4,285,506
  Net income......................      816,807
  Sale of common stock, at $4.00
    per share.....................    3,288,633
  Cash dividends paid on common
    stock, at $.20 per share......     (405,874)
  Cash dividends paid on preferred
    stock, at $3.20 per share.....      (68,400)
  Dividend-in-kind................     (894,370)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........      566,787
                                     ----------
BALANCE AT DECEMBER 31, 1995......    7,589,089
  Net income......................      499,069
  Stock options exercised, at
    $3.31 per share...............        6,620
  Cash dividends paid on common
    stock, at $.20 per share......     (419,649)
  Cash dividends paid on preferred
    stock, at $3.20 per share.....      (68,400)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........       (9,558)
                                     ----------
BALANCE AT DECEMBER 31, 1996......    7,597,171
  Net income......................      671,002
  Exercise of stock options.......      422,508
  Recognition of tax benefit
    resulting from exercise of
    stock options.................       85,709
  Cash dividends paid on preferred
    stock.........................      (34,200)
  Change in unrealized loss on
    available-for-sale investment
    securities, net of tax........       48,514
                                     ----------
BALANCE AT JUNE 30, 1997
  (UNAUDITED).....................   $8,790,704
                                     ==========


                See notes to consolidated financial statements.

                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                           FOR THE SIX MONTHS
                                             ENDED JUNE 30,               FOR THE YEARS ENDED DECEMBER 31,
                                       ---------------------------   ------------------------------------------
                                           1997           1996           1996           1995           1994
                                       ------------   ------------   ------------   ------------   ------------
                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................  $    671,002   $    545,259   $    499,069   $    816,807   $    550,777
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    (Gain) loss on sale of
      available-for-sale investment
      securities.....................            --        (42,674)       (86,621)           645            177
    Amortization and accretion of
      premiums and discounts on
      investment securities, net.....       109,113        162,717        268,398        123,249          4,379
    Provision for credit losses......       190,000         97,500        230,000        230,000        505,000
    Deferred income tax expense......                                     280,738        166,899        168,819
    Depreciation and amortization....       194,016        153,912        302,795        351,280        217,510
    Decrease (increase) in accrued
      interest receivable............       (58,315)       292,674         93,044       (662,175)      (385,422)
    Decrease (increase) in other
      assets.........................      (445,593)      (368,130)      (814,849)      (418,129)       (62,336)
    (Decrease) increase in accrued
      interest payable...............        (8,483)       (37,246)       (45,192)        57,875         52,954
    (Decrease) Increase in other
      liabilities....................      (123,487)       407,288      1,449,109         91,579       (163,816)
    (Decrease) Increase in payable to
      Altair.........................                      (87,128)       (28,463)       106,049
                                       ------------   ------------   ------------   ------------   ------------
         Total adjustments...........      (142,749)       578,913      1,648,959         47,272        337,265
                                       ------------   ------------   ------------   ------------   ------------
         Net cash provided by
           operating activities......       528,252      1,124,172      2,148,028        864,079        888,042
                                       ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in
    interest-bearing deposits in
    banks............................            --             --         95,000        (95,000)
  Proceeds from sales of
    available-for-sale investment
    securities.......................            --     13,303,452     19,433,913      5,401,110      1,606,360
  Proceeds from maturities of
    available-for-sale investment
    securities.......................    19,000,000     16,800,000     30,521,429     35,100,000
  Purchases of available-for-sale
    investment securities............   (16,646,697)   (27,261,113)   (54,506,251)   (66,190,212)   (16,687,933)
  Proceeds from paydowns on
    investments secured by
    mortgages........................        12,453          4,288          6,160         96,667        102,522
  Net increase in loans..............    (7,961,289)    (1,124,413)    (8,516,460)    (4,930,855)   (10,903,101)
  Purchase of premises and
    equipment........................      (245,349)      (354,696)      (471,054)      (716,701)      (155,749)
  Disposal of premises and
    equipment........................         1,200             --         26,714
  Increase in deferred software
    costs............................            --             --                        (8,448)      (190,034)
                                       ------------   ------------   ------------   ------------   ------------
         Net cash (used) provided in
           investing activities......    (5,839,682)     1,367,518    (13,410,549)   (31,343,439)   (26,227,935)
                                       ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposit
    accounts.........................     3,132,958     (1,638,105)    10,530,822     42,836,953     17,539,496
  Proceeds from exercise of common
    stock options....................       422,508             --                         6,620      3,288,633
  Dividend-in-kind...................            --             --                      (648,555)
  Payment of cash dividends..........       (34,200)      (244,024)      (488,048)      (474,274)      (253,259)
                                       ------------   ------------   ------------   ------------   ------------
         Net cash (used) provided by
           financing activities......     3,521,266     (1,882,129)    10,049,394     45,002,757     17,286,237
                                       ------------   ------------   ------------   ------------   ------------

                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

NET (DECREASE) INCREASE
IN CASH AND
                                           FOR THE SIX MONTHS
                                             ENDED JUNE 30,               FOR THE YEARS ENDED DECEMBER 31,
                                       ---------------------------   ------------------------------------------
                                           1997           1996           1996           1995           1994
                                       ------------   ------------   ------------   ------------   ------------
                                               (UNAUDITED)
CASH EQUIVALENTS.....................  $ (1,790,164)  $    609,561   $ (1,213,127)  $ 14,523,397   $ (8,053,656)
CASH AND CASH EQUIVALENTS:
  Beginning of year..................    17,411,493     18,624,620     18,624,620      4,101,223     12,154,879
                                       ------------   ------------   ------------   ------------   ------------
  End of year........................  $ 15,621,329   $ 19,234,181   $ 17,411,493   $ 18,624,620   $  4,101,223
                                       ============   ============   ============   ============   ============
SUPPLEMENTAL INFORMATION:
  Income taxes paid..................       712,000         41,820   $    134,741   $     78,702   $    129,000
  Interest paid......................     1,560,780      1,309,659      3,125,374      2,708,636      1,250,649

NONCASH INVESTING AND FINANCING
  ACTIVITIES:


     During the year ended December 31, 1996 the Bank acquired real estate through foreclosure of collateral on loans in the amount of $37,246. There were no such transactions during the years ended December 31, 1995 or 1994.

     During the years ended December 31, 1996, 1995 and 1994 the net change in the unrealized loss on investment securities available for sale, net of tax was $(9,558), $566,787 and $(642,563), respectively.

     During December 1995 Bancshares distributed 239,500 shares of $1 par value common stock in Altair representing all of the issued and outstanding common stock to a trustee to be held for distribution to holders of Bancshares common and preferred stock on December 29, 1995 and holders of Bancshares stock options. No gain or loss was recognized from the distribution and the book value of Altair was eliminated against Bancshares retained earnings.

                See notes to consolidated financial statements.

                FIRST HOUSTON BANCSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     Nature of Operations -- First Houston Bancshares, Inc. ("Bancshares") is a bank holding company that provides retail and commercial banking services through Houston National Bank (the "Bank"), its Texas-chartered bank subsidiary. Bancshares and the Bank are hereafter collectively referred to as the "Company." The Bank provides a broad line of financial products and services to small- to medium-sized businesses and consumers. The Company had an additional subsidiary First Houston Financial Services ("Altair") in 1995 that provided computer software services. Altair was formed in 1994 and was engaged in the development of computer software winch serves certain of the Bank's customers. Altair became an independent trust on December 28, 1995.

     Summary of Significant Accounting and Reporting Policies -- The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and the prevailing practices within the banking industry except in regards to the disclosure related to Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation" in Note 14. A summary of significant accounting and reporting policies is as follows:

     Basis of Presentation -- The consolidated financial statements include Bancshares and the Bank. All significant intercompany transactions have been eliminated upon consolidation.


     The accompanying Consolidated Financial Statements and information as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 are unaudited, and include all adjustments (consisting of only normal recurring adjustments), that are necessary, in the opinion of management, for a fair presentation.


     Use of Estimates -- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Securities -- All investment securities are classified as available for sale. Investment securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of stockholders' equity until realized. Securities within the available-for-sale portfolio may be used as part of the Company's asset and liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors.

     Premiums and discounts are amortized and accreted to operations using the straight-line method of accounting, adjusted for prepayments as applicable. Tins method of accounting approximates the interest method. The specific identification method of accounting is used to compute gains or losses on the sales of these assets.

     Loans Held for Sale -- Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Net unrealized losses are recognized in a valuation allowance by charges to income.

     Loans -- Loans are stated at the principal amounts outstanding, net of unearned discount. Unearned discount relates principally to consumer installment loans and is amortized using the "sum of the digits" method which records interest in proportion to the declining outstanding balances of the loans. This method approximates the interest method. For other loans, such income is recognized using the simple interest method.

     Effective January 1, 1995, the Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosure." SFAS No. 114 applies only to impaired loans, with the exception of groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. SFAS No. 114 defines a loan as impaired if, based on current information and events, it is probable that a creditor will be unable to collect all amounts due, both interest and principal, according to the contractual terms of the loan agreement. Specifically SFAS No. 114 requires that the allowance for credit losses related to impaired loans be determined based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Prior to the adoption of SFAS No. 114, the Bank's methodology for determining the adequacy of the allowance for credit losses did not incorporate the concept of the time value of money and the expected future interest cash flow.

     As permitted by SFAS No. 118, interest revenue received on impaired loans continues to be either applied against principal or realized as interest revenue, according to management's judgment as to the collectibility of principal.

     Nonperforming Loans and Past Due Loans -- Included in the nonperforming loan category are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments.

     When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan. When a loan is placed on nonaccrual status. interest accrued during the current year prior to the judgment of uncollectibility is charged to operations. Interest accrued during prior periods is charged to the allowance for credit losses. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

     Nonrefundable Fees and Costs Associated with Lending Activities -- Loan origination and commitment fees are recognized as interest income at the time of funding. Related direct costs are not separately allocated to loans but are charged to noninterest expense in the period incurred. The net effect of not recognizing such fees and related costs over the life of the related loan is not considered to be material to the financial statements.

     Allowance for Credit Losses -- The allowance for credit losses is a valuation allowance available for losses incurred on loans. All losses are charged to the allowance for credit losses when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

     Throughout the year, management estimates the likely level of future losses to determine whether the allowance for credit losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for credit losses and credited to the allowance for credit losses in order to adjust the allowance to a level determined to be adequate to absorb losses.

     Management's judgment as to the level of losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, potential credit losses and the present level of the allowance; results of examinations of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral. The amounts ultimately realized may differ from the carrying values of these assets due to economic, operating, or other conditions beyond the Bank's control.

     It should be understood that estimates of credit losses involve an exercise of judgment. While it is reasonably possible that in the short term the Bank may sustain losses which are substantial in relation to the allowance for credit losses, it is the judgment of management that the allowance for credit losses reflected in the consolidated balance sheets is adequate to absorb estimated losses that exist in the current loan portfolio.

     Premises and Equipment -- Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the periods of the leases or the estimated useful lives, whichever is shorter.

     Real Estate Acquired by Foreclosure -- Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are performed by management and the real estate is carried at the lower of the carrying amount or fair value less cost to sell.

     Federal Income Taxes -- Bancshares files a consolidated federal income tax return. The Bank computes federal income taxes as if it filed a separate return and remits to, or is reimbursed by, Bancshares based on the portion of taxes currently due or refundable.

     Deferred income taxes are accounted for by applying statutory tax rates in effect at the balance sheet date to differences between the book basis and the tax basis of assets and liabilities. The resulting deferred tax assets and liabilities are adjusted to reflect changes in enacted tax laws or rates.

     Realization of net deferred tax assets is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the short term if estimates of future taxable income are reduced.

     Recently Issued Accounting Standards -- Effective January 1, 1996, the Bank adopted SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for recognizing and measuring impairment of long-lived assets to be held and used and for such assets held for disposal. The implementation of this pronouncement did not have a materially adverse effect on the Company's consolidated financial statements.

     Statement of Cash Flows -- For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal finds sold. Generally, federal funds are purchased and sold for one-day periods.

     Earnings per Share -- Earnings per common share and common equivalent share were computed by dividing net income less dividends payable on the cumulative, convertible preferred stock by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The convertible preferred stock is not considered to be the equivalent of common stock because the effective yield of 8% is not less than 66 2/3% of the average AA corporate bond yield at the time of issuance.

     Reclassifications -- Certain amounts in the accompanying consolidated financial statements and related notes as of December 31, 1995 and 1994 have been reclassified to conform to the current year's presentation.

2. DIVIDEND IN KIND

     On December 29, 1995, Bancshares spun off its computer software service business to its stockholders through a transfer of 239,500 shares of $1 par value common stock, constituting all of the issued and outstanding shares of Altair, to a trustee to be held for future distribution to Bancshares stockholders. On May 21, 1996 the Trustee distributed 1 share of Altair common stock for each share of Bancshares preferred stock and 1 share of Altair common stock for every 10 shares of Bancshares common stock owned by Bancshares stockholders of record on December 29, 1995. Holders of options to purchase Bancshares common stock received the right to purchase 1 share of Altair common stock for each option held on December 29, 1995. No gain or loss was recognized from the distribution, and the book value of Altair of $894,370 was eliminated against Bancshares' retained earnings. The following supplemental information is provided regarding the accounts of Altair spun off at the close of business on December 31, 1995:

Assets:
  Cash and cash equivalents.................................  $648,555
  Property and equipment....................................    32,265
  Deferred software costs...................................    98,641
  Other assets..............................................   126,409
                                                              --------
          Total assets......................................   905,870
                                                              --------
Liabilities -- Other liabilities............................    11,500
                                                              --------
Net assets of Altair........................................  $894,370
                                                              ========

     Supplemental Pro Forma Financial Information (Unaudited) -- As a result of the aforementioned distribution, the Company believes that the following pro forma financial information is important to enable the reader to obtain a meaningful understanding of the Company's results of operations. The pro forma financial statements are for informational purposes only to illustrate the estimated effects of the distribution of Altair on the Company on a stand-alone basis and may not necessarily reflect the future results of operations of the Company or what the earnings or results of operations of the Company would have been had Altair operated as a separate, independent company.

                                           1995                                      1994
                          ---------------------------------------   ---------------------------------------
YEARS ENDED DECEMBER 31,  HISTORICAL   ADJUSTMENTS     PRO FORMA    HISTORICAL   ADJUSTMENTS     PRO FORMA
------------------------  ----------   -----------     ----------   ----------   -----------     ----------
Interest income.........  $7,534,020                   $7,534,020   $4,740,153                   $4,740,153
Interest expense........   2,714,211                    2,714,211    1,303,704                    1,303,704
                          ----------                   ----------   ----------                   ----------
Net interest income.....   4,819,809                    4,819,809    3,436,449                    3,436,449
Provision for credit
  losses................     230,000                      230,000      505,000                      505,000
                          ----------                   ----------   ----------                   ----------
Net interest income
  after provision for
  credit losses.........   4,589,809                    4,589,809    2,931,449                    2,931,449
Noninterest income......     531,821    $ 360,188         171,633      604,517                      604,517
Noninterest expense.....   4,047,866      615,902       3,431,964    2,713,395    $ 84,795        2,628,600
                          ----------    ---------      ----------   ----------    --------       ----------
Income (loss) before
  income taxes..........  1,073,764..    (255,714)      1,329,478      822,571     (84,795)         907,366
Provision (benefit) for
  income taxes..........     256,957     (106,049)(a)     363,006      271,794     (28,830)(b)      300,624
                          ----------    ---------      ----------   ----------    --------       ----------
Net income (loss).......  $  816,807    $(149,665)     $  966,472   $  550,777    $(55,965)      $  606,742
                          ==========    =========      ==========   ==========    ========       ==========

---------------

The following is a summary of adjustments reflected on the pro forma condensed statements of income. Following the distribution, in the opinion of management, expenses of the Company would not have differed materially from the amounts remaining in the consolidated financial statements after eliminating those expenses attributable to Altair.

Notes:

(a) To eliminate the historical income and expenses of Altair for the respective periods presented, as if the distribution had occurred on January 1, 1994.

(b) To record the estimated income tax effect for the pro forma adjustments described in Note (a) for the years ended December 31, 1995 and 1994, respectively.

3. CASH AND DUE FROM BANKS

     The Bank is required by the Federal Reserve Bank to maintain average reserve balances. "Cash and due from banks" in the consolidated balance sheets include amounts so restricted of approximately $524,000 and $526,000 at December 31, 1996 and 1995, respectively.

4. INVESTMENT SECURITIES

     The amortized cost and fair value of investments in debt securities are as follows:

                                                         DECEMBER 31, 1996
                                        ---------------------------------------------------
                                                        GROSS        GROSS
                                         AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                           COST         GAINS        LOSSES        VALUE
                                        -----------   ----------   ----------   -----------
Available for sale:
  U.S. Treasury securities and
     obligations of U.S. government
     securities.......................  $53,051,262    $24,154      $155,234    $52,920,182
  Mortgage-backed securities..........      304,198                   11,993        292,205
                                        -----------    -------      --------    -----------
          Total.......................  $53,355,460    $24,154      $167,227    $53,212,387
                                        ===========    =======      ========    ===========

                                                         DECEMBER 31, 1995
                                        ---------------------------------------------------
                                                        GROSS        GROSS
                                         AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                           COST         GAINS        LOSSES        VALUE
                                        -----------   ----------   ----------   -----------
Available for sale:
  U.S. Treasury securities and
     obligations of U.S. government
     securities.......................  $48,682,042    $65,290      $187,424    $48,559,908
  Mortgage-backed securities..........      310,445                    6,454        303,991
                                        -----------    -------      --------    -----------
          Total.......................  $48,992,487    $65,290      $193,878    $48,863,899
                                        ===========    =======      ========    ===========

     The amortized cost and fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             AMORTIZED
                                                               COST        FAIR VALUE
                                                            -----------    -----------
Due in one year or less...................................  $31,126,905    $31,107,325
Due after one year through five years.....................   21,924,357     21,812,857
                                                            -----------    -----------
          Total...........................................   53,051,262     52,920,182
Mortgage-backed securities................................      304,198        292,205
                                                            -----------    -----------
          Total...........................................  $53,355,460    $53,212,387
                                                            ===========    ===========

     Proceeds from sales of investments in available-for-sale debt securities during 1996, 1995 and 1994 were $19,433,913, $5,401,110 and $1,606,360, respectively. Gross gains of $87,332, $4,890 and $5,184 and gross losses of $711, $5,535 and $5,361, respectively, were realized on those sales.

     Investment securities with an amortized cost of $45,223,555 and $46,075,176 and a fair value of $45,176,034 and $45,960,057 at December 31, 1996 and 1995,
respectively, were pledged to secure public deposits, trustee deposits and for other purposes required or permitted by law.

5. LOANS

     The loan portfolio consists of various types of loans made principally to borrowers located in Harris County, Texas, classified by major type as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1996           1995
                                                            -----------    -----------
Commercial, financial and industrial......................  $18,696,559    $18,123,468
Real estate -- mortgage...................................   30,570,344     22,498,077
Real estate -- construction...............................    2,998,316      1,657,167
Installment...............................................    4,364,273      4,947,400
Purchased receivables.....................................      242,875      1,501,928
                                                            -----------    -----------
          Total...........................................   56,872,367     48,728,040
Less unearned discount....................................      214,266        211,696
                                                            -----------    -----------
          Total...........................................  $56,658,101    $48,516,344
                                                            ===========    ===========

     As discussed in Note 1, the Bank adopted SFAS No. 114 and SFAS No. 118 effective January 1, 1995. Adoption of these statements had no impact on the Company's financial statements including the level of the allowance for credit losses. Instead. it resulted only in a reallocation of the existing allowance for credit loses.

     At December 31, 1996, the Bank had a recorded investment in impaired loans of approximately $1,485,000 under SFAS No. 114. Such impaired loans did not require an allowance for credit losses. At December 31, 1995, the recorded investment in impaired loans under SFAS No. 114 was approximately $1.028,000. These impaired loans required an allowance for credit losses of approximately $183,000.

     The average recorded investment in unpaired loans for the year ended December 31, 1996 and 1995 was $592,318 and $671,278, respectively. The Bank recognized interest income on these impaired loans of approximately $31,000 in 1995. No interest income was recognized on impaired loans during 1996.

     Loan maturities and rate sensitivity of the loan portfolio, excluding installment loans before unearned income and purchased receivables were as follows at December 31, 1996:

                                   WITHIN          ONE-          AFTER
                                  ONE YEAR      FIVE YEARS     FIVE YEARS       TOTAL
                                 -----------    -----------    ----------    -----------
Commercial, financial and
  industrial...................  $12,937,610    $ 5,549,389    $  209,560    $18,696,559
Real estate -- mortgage........    8,325,559     18,125,990     4,118,795     30,570,344
Real estate -- construction....    1,352,792      1,574,515        71,009      2,998,316
                                 -----------    -----------    ----------    -----------
          Total................  $22,615,961    $25,249,894    $4,399,364    $52,265,219
                                 ===========    ===========    ==========    ===========
Loans at fixed interest
  rates........................                 $10,998,024    $1,700,165
Loans at variable interest
  rates........................                  14,251,870     2,699,199
                                                -----------    ----------
          Total................                 $25,249,894    $4,399,364
                                                ===========    ==========

     Loans outstanding to directors, executive officers and their affiliates as of December 31, 1996 and 1995 were $3,671,040 and $3,344,568, respectively. In the opinion of management, all transactions entered into between the Bank and such related parties have been and are, in the ordinary course of business, made on the same terms and conditions as similar transactions with unaffiliated persons.

     An analysis of activity with respect to these related-party loans is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Beginning balance...........................................  $3,344,568    $  604,119
New loans...................................................     837,854     3,020,578
Repayments..................................................    (511,382)     (280,129)
                                                              ----------    ----------
Ending balance..............................................  $3,671,040    $3,344,568
                                                              ==========    ==========

6. NONPERFORMING LOANS

     The following table presents information relating to nonperforming loans and past due loans:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Nonaccrual loans............................................    $ 97,298      $369,009
90 days or more past due loans, not on nonaccrual...........     139,137       173,317
                                                                --------      --------
          Total.............................................    $236,435      $542,326
                                                                ========      ========

     There were no restructured loans during the years ended December 31, 1996, 1995 or 1994.

     With respect to these nonperforming loans, the following table presents interest income actually earned and additional interest income that would have been earned under the original terms of the loans:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1996      1995      1994
                                                           -------   -------   ------
Nonaccrual loans:
  Income earned..........................................  $12,253   $ 2,355   $8,720
  Forgone income.........................................   41,375    43,616    3,172

7. ALLOWANCE FOR CREDIT LOSSES

     An analysis of activity in the allowance for credit losses is as follows:

                                                              DECEMBER 31,
                                                    ---------------------------------
                                                      1996        1995        1994
                                                    ---------   ---------   ---------
Balance at beginning of year......................  $ 558,464   $ 507,316   $ 433,583
Additions -- provision charged to operations......    230,000     230,000     505,000
Deductions:
  Loans charged off...............................   (341,494)   (186,069)   (434,269)
  Loan recoveries.................................     27,864       7,217       3,002
                                                    ---------   ---------   ---------
Net charge-offs...................................   (313,630)   (178,852)   (431,267)
                                                    ---------   ---------   ---------
Balance at end of year............................  $ 474,834   $ 558,464   $ 507,316
                                                    =========   =========   =========

8. PREMISES AND EQUIPMENT

     Premises and equipment are summarized below:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1996          1995
                                                              ----------    ----------
Land........................................................  $1,134,210    $1,134,210
Buildings...................................................     831,251       831,251
Building improvements.......................................     265,004       261,878
Tenant lease improvements...................................      15,545         8,394
Furniture, fixtures and equipment...........................   2,025,654     1,589,955
                                                              ----------    ----------
          Total.............................................   4,271,664     3,825,688
Less accumulated depreciation and amortization..............   1,498,218     1,193,789
                                                              ----------    ----------
Premises and equipment, net.................................  $2,773,446    $2,631,899
                                                              ==========    ==========

9. DEPOSITS

     Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. These certificates and their remaining maturities at December 31, 1996 and 1995 were as follows:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1996          1995
                                                             ----------    -----------
Three months or less.......................................  $  806,164    $ 4,395,434
Four through six months....................................   2,195,318      2,341,170
Seven through twelve months................................   1,637,277      1,904,763
Thereafter.................................................   3,221,711      1,596,405
                                                             ----------    -----------
          Total............................................  $7,860,470    $10,237,772
                                                             ==========    ===========

     Interest expense for certificates of deposit in excess of $100,000 was $490,579, $389,136 and $163,410 for the years ended December 31, 1996, 1995 and
1994, respectively.

     The Bank has no brokered deposits and there are no major concentrations of deposits.

10. EMPLOYEE BENEFITS

     The Bank maintains a 401(k) plan (the "Plan") for substantially all employees having tenure of three months or more. The Bank matches contribution by the employee dollar-for-dollar up to a maximum contribution by the Bank of an amount equal to 6% of the employee's annual salary. The Bank's contributions to the Plan were approximately $72,000, $29,000 and $21,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

     During June 1995 the Bank entered into a deferred compensation agreement with a key employee of the Bank. The agreement provided for total payments of $690,000, payable in five annual installments beginning in the year 2011, provided that such employee met certain conditions of continued employment.

     In connection with the deferred compensation agreement the Bank was making payments on a life insurance policy on behalf of the key employee. Upon reaching age 65, provided such employee met certain conditions of continued employment, the employee would receive the cash surrender value of this policy upon reimbursement to the Bank of all premiums paid by the Bank on behalf of the employee. In addition, the life insurance policy had an annuity feature which would pay $80,000 per year for 15 years.

     In exchange for the cancellation of these deferred compensation agreements the Bank agreed to contribute $650,000 to a new deferred compensation plan. During 1996 the Bank recognized $650,000 in connection with the settlement.

11. INTEREST RATE RISK

     The Bank is principally engaged in providing short-term commercial loans with interest rates that fluctuate with various market indices and long-term, fixed rate real estate loans. These loans are primarily funded through short-term demand deposits and longer-term certificates of deposit with variable and fixed rates. The real estate loans are more sensitive to interest rate risk than the commercial loans due to their fixed rates and longer maturities.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments.

     The following is a summary of the various financial instruments entered into by the Bank:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1996         1995
                                                              ----------   ----------
Financial instruments whose contract amount represents
  credit risk:
  Commitments to extend credit..............................  $9,573,000   $8,063,000
  Standby letters of credit.................................      88,000      356,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

     The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to the Bank's customers.

13. STOCKHOLDERS' EQUITY

     The Company's 8% Class A Cumulative Convertible Preferred Stock may be converted into common stock at the option of the holder at a ratio of one share of $40 par value cumulative convertible preferred stock for ten shares of Company common stock. Bancshares may redeem this preferred stock at par value or convert this preferred stock to common stock any time after July 1, 1998.

     During 1995 Bancshares completed an offering of 864,500 shares of its $1 par value common stock at a price of $4 per share. The proceeds of the offering after deducting all associated costs were $3,288,633 or $3.80 per share.

14. STOCK OPTIONS

     Options have been granted to key employees, officers and directors at prices determined by the Board of Directors which approximate the book value of the common stock at the date of grant. Options granted under the plan vest immediately and must be exercised no later than ten years from the date of grant. No more than 135,515 shares of common stock may be issued under this plan. A summary of changes in outstanding options is as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1996       1995      1994
                                                          -------    ------    ------
Shares under option, beginning of period................   75,000    75,000    23,000
Changes during the period:
  Granted...............................................   60,500              52,000
  Cancelled/expired.....................................   (2,000)
  Exercised.............................................   (2,000)
                                                          -------    ------    ------
Shares under option, end of period......................  131,500    75,000    75,000
                                                          =======    ======    ======
Weighted average option price...........................  $  3.21    $ 3.20    $ 2.96
                                                          =======    ======    ======

     At December 31, 1996, the Company has one stock-based compensation plan, which is described above. The Company applies APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                     1996                      1995                      1994
                            -----------------------   -----------------------   -----------------------
                            AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                            -----------   ---------   -----------   ---------   -----------   ---------
Net income................   $499,069     $493,983     $816,807     $811,807     $550,777     $545,661
Primary earnings per
  share...................   $   0.20     $   0.20     $   0.43     $   0.43     $   0.39     $   0.39
Fully diluted earnings per
  share...................       0.20         0.20         0.43         0.43         0.39         0.39

     The fair value of options at date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions.

                                                              1996     1994
                                                              -----    -----
Expected live (years).......................................  10.00    10.00
Interest rate...............................................   5.65%    7.84%
Volatility..................................................   0.00%    0.00%
Dividend yield..............................................   6.20%    4.50%

     No options were granted during the year ended December 31, 1995.


     All outstanding options under the plan were exercised in April, 1997 with a fair market value in excess of the option price. Each option holder recognized ordinary income on the excess amount and First Houston received a corresponding tax benefit resulting in a credit to stockholders' equity.


15. INCOME TAXES

     The components of the provision for federal income taxes are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1996        1995        1994
                                                     --------    --------    --------
Current............................................  $ 82,446    $ 90,058    $102,975
Deferred...........................................   280,738     166,899     168,819
                                                     --------    --------    --------
          Total....................................  $363,184    $256,957    $271,794
                                                     ========    ========    ========

     The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate on income as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1996        1995         1994
                                                    --------    ---------    --------
Taxes calculated at statutory rate................  $303,366    $ 365,080    $279,674
Increase (decrease) resulting from other, net.....    59,818     (108,123)     (7,880)
                                                    --------    ---------    --------
          Total...................................  $363,184    $ 256,957    $271,794
                                                    ========    =========    ========

     Deferred income taxes and benefits are provided for differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Significant deferred tax assets and liabilities at December 31, 1996 and 1995 were as follows:

                                                                1996        1995
                                                              --------    ---------
Deferred tax assets:
  Allowance for credit losses...............................  $ 12,245    $  65,949
  Net operating loss carryforward...........................    17,262       75,043
  Investment tax credit.....................................    28,915       28,915
  Unrealized loss on securities available for sale..........    48,647       43,720
  Deferred compensation.....................................   280,500
  Other.....................................................    18,683       13,134
                                                              --------    ---------
          Total deferred tax assets.........................   406,252      226,761
                                                              --------    ---------
Deferred tax liabilities:
  Depreciable assets........................................    69,000       59,707
  Cash to accrual...........................................   332,994      443,534
                                                              --------    ---------
          Total deferred tax liabilities....................   401,994      503,241
                                                              --------    ---------
          Net deferred tax asset (liability)................  $  4,258    $(276,480)
                                                              ========    =========

     During 1988 Bancshares sold shares of common stock which resulted in a change in ownership as defined under tax law. This change in ownership caused a severe limitation on the Company's ability to utilize its net operating loss carryforwards. In general, the current tax law limits the Company's annual utilization of its net operating loss carryforwards to an amount approximating 7% of the fair market value of the Company at the date the change in ownership occurred. Management currently estimates that the maximum annual utilization of the net operating loss carryforward will approximate $170,000. The Company's net operating loss carryforwards of $51,000 as of December 31, 1996 will begin to expire in the year ending December 31, 2003, if not utilized. The Company's investment tax credit carryforward of $29,000 will expire in the year ending December 31, 2000.

16. DIVIDEND RESTRICTIONS

     Dividends paid by Bancshares and by the Bank to Bancshares are subject to restrictions by certain regulatory agencies. There was an aggregate of approximately $651,000 and $955,000, respectively available for payment of dividends at December 31, 1996 under these restrictions. Dividends paid by the Bank to Bancshares for the years ended December 31, 1996, 1995 and 1994 were $90,000, $420,000 and $745,719, respectively. Bancshares paid cash dividends to its stockholders of $488,048, $474,274 and $253,259 for the years ended December 31, 1996, 1995 and 1994, respectively.

17. REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on the Company's and the Bank's financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines based on the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's classification under the regulatory framework for prompt corrective action are also subject to qualitative judgments by the regulators about the components, risk weightings and other factors.

     To meet the capital adequacy requirements, the Company and the Bank must maintain minimum capital amounts and ratios as defined in the regulations. Management believes, as of December 31, 1996, that the Company and the Bank met all capital adequacy requirements to which they are subject.

     At December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

     The following is a summary of the Company's and the Bank's capital ratios at December 31, 1996 and 1995.

                                                                                        TO BE WELL
                                                                                    CAPITALIZED UNDER
                                                                  FOR CAPITAL       PROMPT CORRECTIVE
                                               ACTUAL         ADEQUACY PURPOSES:    ACTION PROVISIONS:
                                         ------------------   -------------------   ------------------
                                           AMOUNT     RATIO     AMOUNT      RATIO     AMOUNT     RATIO
                                         ----------   -----   ----------    -----   ----------   -----
CONSOLIDATED:
  As of December 31, 1996:
    Total Capital
      (to Risk Weighted Assets)........  $8,072,005   13.2%   $5,290,635    8.0%           N/A     N/A
    Tier I Capital
      (to Risk Weighted Assets)........   7,597,171   12.4%    2,645,318    4.0%           N/A     N/A
    Tier I Capital
      (to Average Assets)..............   7,597,171    5.7%    3,967,713    3.0%           N/A     N/A
  As of December 31, 1995:
    Total Capital
      (to Risk Weighted Assets)........   8,186,214   14.3%    4,575,601    8.0%           N/A     N/A
    Tier I Capital
      (to Risk Weighted Assets)........   7,627,751   13.3%    2,287,800    4.0%           N/A     N/A
    Tier I Capital
      (to Average Assets)..............   7,627,751    6.3%    3,617,727    3.0%           N/A     N/A

BANK ONLY:
  As of December 31, 1996:
    Total Capital
      (to Risk Weighted Assets)........  $8,032,685   12.2%   $5,268,830    8.0%    $6,586,037   10.0%
    Tier I Capital
      (to Risk Weighted Assets)........   3,557,851   11.5%    2,643,819    4.0%     3,965,729    6.0%
    Tier I Capital
      (to Average Assets)..............   3,557,851    5.7%    3,980,300    3.0%     3,980,300    5.0%
  As of December 31, 1995:
    Total Capital
      (to Risk Weighted Assets)........   7,611,361   13.4%    4,559,601    8.0%     5,699,501   10.0%
    Tier I Capital
      (to Risk Weighted Assets)........   7,052,897   12.4%    2,279,800    4.0%     3,419,701    6.0%
    Tier I Capital
      (to Average Assets)..............   7,052,897    6.0%    3,550,138    3.0%     5,916,896    5.0%

18. NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     The following table presents information necessary for the computation of earnings per common and common equivalent share for the years ended December 31, 1996, 1995 and 1994:

                                                      1996         1995         1994
                                                   ----------   ----------   ----------
Net income.......................................  $  499,069   $  816,807   $  550,277
Less preferred stock dividends...................      68,400       68,400       68,400
                                                   ----------   ----------   ----------
Net income available to common stockholders......  $  430,669   $  748,407   $  481,877
                                                   ==========   ==========   ==========
Weighted average number of common and common
  equivalent shares outstanding..................   2,153,281    1,745,821    1,231,738
                                                   ==========   ==========   ==========

19. DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair values of financial instruments is made in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The following methods and assumptions were used to estimate the fair values of each class of financial instruments for which it is practicable to estimate that value.

     Cash and Cash Equivalents -- For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

     Investment Securities -- For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

     Loan Receivables -- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposit Liabilities -- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written -- The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

     The estimated fair values of the Company's financial instruments were as follows:

                                       DECEMBER 31, 1996             DECEMBER 31, 1995
                                  ---------------------------   ---------------------------
                                    CARRYING         FAIR         CARRYING         FAIR
                                     AMOUNT         VALUE          AMOUNT         VALUE
                                  ------------   ------------   ------------   ------------
Financial assets:
  Cash and cash equivalents.....  $ 17,411,493   $ 17,411,493   $ 18,624,620   $ 18,624,620
  Interest-bearing deposits.....                                      95,000         95,000
  Investment securities
     available for sale.........    53,212,387     53,212,387     48,863,899     48,863,899
  Loans held for sale...........       237,789        237,789        213,962        213,962
  Loans.........................    56,658,101     56,658,000     48,516,344     48,371,000
  Less allowance for credit
     losses.....................      (474,834)      (474,834)      (558,464)      (558,464)
                                  ------------   ------------   ------------   ------------
          Total.................  $127,044,936   $127,044,835   $115,755,361   $115,610,017
                                  ============   ============   ============   ============
Financial
  liabilities -- deposits.......  $122,931,420   $123,169,042   $112,400,598   $112,364,498
                                  ------------   ------------   ------------   ------------
          Total.................  $122,931,420   $123,169,042   $112,400,598   $112,365,498
                                  ============   ============   ============   ============

     The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20. PARENT-COMPANY-ONLY FINANCIAL INFORMATION

     The following are parent-company-only condensed balance sheets as of December 31, 1996 and 1995 and condensed statements of income and condensed statements of cash flows for the three years in the period ended December 31, 1996.

                         FIRST HOUSTON BANCSHARES, INC.

                            CONDENSED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                 1996          1995
                                                              -----------   -----------
ASSETS
Cash........................................................  $       200   $   311,757
Investment in subsidiary....................................    7,506,243     7,031,040
Receivable from Bank........................................      540,118       152,341
Other assets................................................       90,000       200,000
                                                              -----------   -----------
          TOTAL.............................................  $ 8,136,561   $ 7,695,138
                                                              ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Payable to Altair.........................................  $    77,586   $   106,049
  Federal income tax payable................................      461,804
                                                              -----------   -----------
          Total liabilities.................................      539,390       106,049
STOCKHOLDERS' EQUITY:
  Common stock..............................................    2,098,238     2,096,238
  Preferred stock...........................................      855,000       855,000
  Capital surplus...........................................    6,183,614     6,178,994
  Accumulated deficit.......................................   (1,445,255)   (1,456,275)
  Unrealized loss on securities, net of tax.................      (94,426)      (84,868)
                                                              -----------   -----------
          Total stockholders' equity........................    7,597,171     7,589,089
                                                              -----------   -----------
          TOTAL.............................................  $ 8,136,561   $ 7,695,138
                                                              ===========   ===========

                         FIRST HOUSTON BANCSHARES, INC.

                         CONDENSED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                              1996        1995        1994
                                                            --------    --------    ---------
INCOME -- Dividends from subsidiary.......................  $ 90,000    $420,000    $ 754,719
OPERATING EXPENSE -- Other expense........................    59,703      50,110       50,665
                                                            --------    --------    ---------
INCOME BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED
  EARNINGS OF SUBSIDIARY..................................    30,297     369,890      704,054
INCOME TAX EXPENSE (BENEFIT)..............................    15,990        (233)      17,226
                                                            --------    --------    ---------
INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) OF
  SUBSIDIARY..............................................    14,307     370,123      721,280
EQUITY IN UNDISTRIBUTED EARNINGS (LOSS) OF SUBSIDIARY.....   484,762     446,684     (170,503)
                                                            --------    --------    ---------
NET INCOME................................................  $499,069    $816,807    $ 550,777
                                                            ========    ========    =========

                         FIRST HOUSTON BANCSHARES, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $ 499,069    $   816,807    $ 550,777
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Equity in undistributed (earnings) loss of
       subsidiary......................................   (484,762)      (446,684)     170,503
     Increase in receivable from Bank..................   (387,777)      (158,090)     (35,745)
     Decrease (increase) in other assets...............    110,000       (182,773)
     Increase in federal income taxes payable..........    461,804
     (Decrease) increase in payable to Altair..........    (28,463)       111,798
     Decrease in accounts payable......................                                (47,432)
                                                         ---------    -----------    ---------
          Total adjustments............................   (329,198)      (675,749)      87,326
                                                         ---------    -----------    ---------
          Net cash provided by operating activities....    169,871        141,058      638,103
                                                         ---------    -----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in prepaid offering expense.................                    35,000       33,439
  Dividends paid.......................................   (488,048)      (474,274)    (253,259)
  Capital contribution to subsidiary...................                (2,750,000)    (350,000)
  Proceeds from stock offering.........................                 3,288,633
  Proceeds from exercise of stock options..............      6,620
                                                         ---------    -----------    ---------
          Net cash (used in) provided by financing
            activities.................................   (481,428)        99,359     (569,820)
                                                         ---------    -----------    ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...   (311,557)       240,417       68,283
CASH AND CASH EQUIVALENTS:
  Beginning of year....................................    311,757         71,340        3,057
                                                         ---------    -----------    ---------
  End of year..........................................  $     200    $   311,757    $  71,340
                                                         =========    ===========    =========

21. SUBSEQUENT EVENT

     On February 5, 1997 the Company entered into a letter of intent with a Bank Holding Company to exchange all of the Company's outstanding common stock for common stock of the Bank Holding Company. The letter of intent does not constitute a binding agreement and is subject to due diligence investigations, completion of a merger agreement, regulatory approval and approval from the Bank Holding Company's and the Company's board of directors and stockholders.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of March 18, 1997, is by and among STERLING BANCSHARES, INC. ("Sterling"), a Texas corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), SBI ACQUISITION CORP., a Texas corporation and a wholly owned subsidiary of Sterling ("Merger Subsidiary") and FIRST HOUSTON BANCSHARES, INC., a Texas corporation and a registered bank holding company under the BHCA ("First Houston"). Capitalized terms not otherwise defined herein shall have the meanings ascribed in Article I.

                                  WITNESSETH:

     WHEREAS, pursuant to the terms and subject to the conditions of this Agreement, Sterling will acquire First Houston through the merger of Merger Subsidiary with and into First Houston, or by such other means as provided for herein (the "Merger"); and

     WHEREAS, pursuant to the Merger, each issued and outstanding share of First Houston Capital Stock will be converted into shares of Sterling Common Stock upon the terms and subject to the conditions of this Agreement; and

     WHEREAS, for federal income tax purposes the Merger is intended to qualify as a tax-free reorganization pursuant to Section 368 of the Code; and

     WHEREAS, for accounting purposes it is intended that the Merger be accounted for as a pooling of interests in accordance with APB Opinion 16; and

     WHEREAS, (i) the respective Boards of Directors of Sterling, Merger Subsidiary and First Houston have each determined that this Agreement, the Merger and the transactions contemplated hereby and thereby are in the best interests of their respective company and shareholders and have approved this Agreement, the Merger and the other transactions contemplated hereby and thereby, (ii) the Board of Directors of First Houston has unanimously (a) determined that the consideration to be paid for the outstanding shares of First Houston Common Stock is fair to the shareholders of First Houston and (b) resolved to recommend to the shareholders of First Houston that they vote in favor of adoption of this Agreement and (iii) Sterling, as the sole stockholder of Merger Subsidiary, has approved and adopted this Agreement, the Merger and the transactions contemplated hereby and thereby; and

     WHEREAS, immediately after the Merger, Sterling intends to contribute the capital stock of the Surviving Corporation to Sterling Bancorporation, a Delaware corporation and a wholly owned subsidiary of Sterling
("Bancorporation"); and

     WHEREAS, Sterling, Merger Subsidiary and First Houston desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the Merger and the related transactions contemplated by this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     1.01 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

     "Acquisition Proposal" shall have the meaning set forth in Section 8.13.

     "Acquisition Transaction" shall have the meaning set forth in Section 8.13.

     "Adjustment Amount" shall have the meaning set forth in Section 3.02(a).

     "Adjustment Date" shall have the meaning set forth in Section 3.02(a).

     "Affiliate" shall mean, with respect to any Person, any Person that, directly or indirectly, controls or is controlled by or is under common control with such Person.

     "Agreement" shall have the meaning set forth in the introduction to this Agreement and Plan of Merger.

     "Allowance" shall have the meaning set forth in Section 5.08.

     "Altair" shall have the meaning set forth in Section 9.03(f).

     "Approvals" shall mean any and all filings, permits, consents, authorizations and approvals of any governmental or regulatory authority or of any other third person necessary to give effect to the arrangement contemplated by this Agreement or necessary to consummate the Merger.

     "Average Closing Price" shall have the meaning set forth in Section
10.01(g).

     "Authorizations" shall have the meaning set forth in Section 5.01.

     "BHCA" shall have the meaning set forth in the introduction to this Agreement.

     "Bancorporation" shall have the meaning set forth in the recitals to this Agreement.

     "Closing" shall have the meaning set forth in Section 2.02.

     "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     "Commissioner" shall mean the Texas Banking Commissioner.

     "Condition" shall have the meaning set forth in Section 5.01.

     "D&T" shall have the meaning set forth in Section 3.02(c)

     "Deferred Compensation Agreement" shall have the meaning set forth in
Section 7.03.

     "Dissenting Shares" shall have the meaning set forth in Section 3.01(f).

     "Effective Time" shall have the meaning set forth in Section 2.03.

     "Employee" shall mean any current or former employee, officer or director, independent contractor or retiree of First Houston, its subsidiaries and any dependent or spouse thereof.

     "Environmental Law" shall have the meaning set forth in Section 5.25.

     "ERISA" shall have the meaning set forth in Section 5.12(a).

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Exchange Agent" shall have the meaning set forth in Section 4.01.

     "Exchange Ratio" shall having the meaning set forth in Section 3.02(b).

     "Expenses" shall have the meaning set forth in Section 8.14.

     "FDIC" shall mean the Federal Deposit Insurance Corporation.

     "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System and any Federal Reserve Bank.

     "Final Sterling Book Value" shall mean the quotient of the total consolidated shareholders' equity of Sterling at the Adjustment Date as determined in accordance with GAAP, divided by the total number of shares of Sterling Common Stock outstanding on the Adjustment Date (determined on a fully diluted basis).

     "First Adjustment Amount" shall have the meaning set forth in Section 3.02(a).

     "First Houston" shall have the meaning set forth in the introduction to this Agreement.

     "First Houston Benefit Plans" shall have the meaning set forth in Section 5.12(a).

     "First Houston Board" shall mean the Board of Directors of First Houston.

     "First Houston Capital Stock" shall mean collectively the First Houston Common Stock and First Houston Preferred Stock.

     "First Houston Common Stock" shall mean the common stock, par value $1.00 per share, of First Houston.

     "First Houston Disclosure Schedule" shall mean that document containing the written detailed information prepared and delivered by First Houston to Sterling prior to the execution of this Agreement.

     "First Houston ERISA Plan" shall have the meaning set forth in Section 5.12(a).

     "First Houston 401(k) Plan" shall mean the Houston National Bank 401(k) Savings Plan established January 1, 1991.

     "First Houston Financial Statements" shall have the meaning set forth in
Section 5.05(a).

     "First Houston Material Adverse Effect" shall have the meaning set forth in
Section 5.01.

     "First Houston Stock Options" shall have the meaning set forth in Section 3.01(f).

     "First Houston Preferred Stock" shall mean the Preferred Stock, par value $40.00 per share, of First Houston.

     "First Houston Projected Earnings" shall mean the product of (i) $126,500 multiplied by (ii) the number of calendar months from January 1, 1997 to the Adjustment Date.

     "First Houston Stock Plan" shall have the meaning set forth in Section 5.12(a).

     "First Houston Unexercised Options" shall mean the First Houston Stock Options that are unexercised and outstanding on the Adjustment Date.

     "GAAP" shall mean generally accepted accounting principles in the United States, applied on a consistent basis.

     "Indemnified Party" shall have the meaning set forth in Section 8.07.

     "Index" shall have the meaning set forth in Section 10.01(g).

     "Known Adjustments" shall have the meaning assigned to such term in Section 3.02(a) hereof.

     "Initial First Houston Designee" shall have the meaning set forth in
Section 8.17.

     "Liens" shall have the meaning set forth in Section 5.03.

     "Maximum Amount" shall have the meaning set forth in Section 8.07.

     "Merger" shall have the meaning set forth in the recitals to this Agreement.

     "Merger Consideration" shall mean the shares of Sterling Common Stock issuable in accordance with Sections 3.01(b) and (c), subject to the payment of cash paid in lieu of fractional shares to be issued by Sterling in the Merger in accordance with Sections 3.01(e) and 4.05.

     "Merger Consideration Adjustment" shall have the meaning set forth in
Section 3.02(a).

     "Merger Subsidiary" shall have the meaning set forth in the recitals of this Agreement.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "NASDAQ" shall the National Market System of the National Association of Securities Dealers, Inc.

     "OCC" shall mean the Office of the Comptroller of the Currency.

     "Permitted Liens" are (i) Liens for current taxes not yet due and payable and incurred in the ordinary course of business, (ii) with respect to a lease, the interest of the lessor thereunder, including any Liens on the interest of such lessor, and (iii) such imperfections of title, Liens, restrictions and easements that do not materially impair the use or value of the properties or assets or otherwise materially impair the current operations relating to the business of First Houston or its Subsidiaries.

     "Person" or "person" shall mean any individual, corporation, limited liability company, association, partnership, group (as defined in Section 13(d)(3) of the Exchange Act), joint venture, trust or unincorporated organization, or a government or any agency or political subdivision thereof.

     "Preliminary First Houston Book Value" shall have the meaning set forth in
Section 3.02(a).

     "Preliminary Merger Consideration" shall have the meaning set forth in
Section 3.02(a).

     "Preliminary Sterling Book Value" shall have the meaning set forth in
Section 3.02(a).

     "Pro Forma First Houston Shareholders' Equity" shall mean First Houston's total shareholders' equity as of the Adjustment Date, minus the Known Adjustments.

     "Proxy Statement" shall have the meaning set forth in Section 5.18.

     "Registration Statement" shall have the meaning set forth in Section 5.18.

     "Regulatory Agreement" shall have the meaning set forth in Section 5.11(b).

     "Regulatory Authorities" shall have the meaning set forth in Section
5.11(b).

     "Regulatory Reporting Document" shall have the meaning set forth in Section 5.05(a).

     "Remedies Exception" shall mean any bankruptcy, reorganization, insolvency, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

     "Reports" shall have the meaning set forth in Section 5.17.

     "Restricted Stock" shall have the meaning set forth in Section 8.08(a).

     "SEC" shall mean the Securities and Exchange Commission.

     "Second Adjustment Amount" shall have the meaning set forth in Section 3.02(a).

     "Second First Houston Designee" shall have the meaning set forth in Section 8.17.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Securities Laws" shall mean individually and collectively the provisions of applicable state corporate and securities laws, the Securities Act, and the Exchange Act, including but not limited to rules and regulations promulgated thereunder.

     "Shareholders' Meeting" shall have the meaning set forth in Section 5.18.

     "Split Dollar Life Insurance Agreement" shall have the meaning set forth in
Section 7.03 hereof.

     "Sterling" shall have the meaning set forth in the introduction to this Agreement.

     "Sterling Common Stock" shall mean the common stock, par value $1.00 per share, of Sterling.

     "Sterling Financial Statements" shall have the meaning set forth in Section 6.04.

     "Sterling Material Adverse Effect" shall have the meaning set forth in
Section 6.01(a).

     "Sterling SEC Documents" shall have the meaning set forth in Section 6.04.

     "Stock Option Plans" shall mean First Houston's 1992, 1994 and 1996 Incentive Stock Option Plans or any other plans pursuant to which stock options or stock awards have been granted by First Houston.

     "Subsidiary" shall mean, in the case of either Sterling or First Houston, any corporation, association or other entity in which it owns or controls, directly or indirectly, 25% or more of the outstanding voting securities or 25% or more of the total equity interest; provided, however, that the term shall not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.

     "Subsidiary Bank Merger" shall have the meaning set forth in Section 2.04.

     "Surviving Corporation" shall have the meaning set forth in Section 2.01.

     "Tax" or "Taxes" shall mean all federal, state, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including, without limitation, income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including, without limitation, any interest, penalties or additions thereto.

     "Taxable Period" shall mean any period prescribed by any governmental authority, including, but not limited to, the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

     "Tax Return" shall mean any report, return, information return or other information required to be supplied to a taxing authority in connection with Taxes, including, without limitation, any return of an affiliated or combined or unitary group that includes First Houston or any of its Subsidiaries.

     "TBCA" shall mean the Texas Business Corporation Act, as amended.

     "Termination Fee" shall have the meaning set forth in Section 8.14.

     "Third Adjustment Amount" shall have the meaning set forth in Section 3.02(a).

                                   ARTICLE II

                      THE MERGER AND RELATED TRANSACTIONS

     2.01  Merger.

     (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the TBCA, at the Effective Time Merger Subsidiary shall be merged with and into First Houston. As a result of the Merger, the separate existence of Merger Subsidiary shall thereupon cease, and First Houston shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). Sterling shall cause the Board of Directors of Merger Subsidiary (i) to approve this Agreement, the Merger and the transactions contemplated hereunder and thereunder and (ii) to authorize and direct an officer of Merger Subsidiary to execute and deliver a counterpart of this Agreement.

     (b) The articles of incorporation of the Surviving Corporation shall be amended and restated at the Effective Time to be identical to the articles of incorporation of the Merger Subsidiary as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be "First Houston Bancshares, Inc."

     (c) The bylaws of the Surviving Corporation shall be amended and restated at the Effective Time to be identical to the bylaws of Merger Subsidiary as in effect immediately prior to the Effective Time.

     (d) The directors of Merger Subsidiary immediately prior to the Effective Time shall become the directors of the Surviving Corporation and the officers of Merger Subsidiary immediately prior to the Effective Time shall become the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

     (e) The Merger shall have the effects set forth in Article 5.06 of the TBCA.

     2.02 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at the offices of Andrews & Kurth L.L.P. in Houston, Texas at 10:00 a.m. on the date that the Effective Time occurs, or at such other time, and at such place, as may be mutually agreed upon by Sterling and First Houston.

     2.03 Effective Time. On the business day selected by Sterling occurring within ten (10) business days following the date on which the expiration of all applicable waiting periods in connection with approvals of governmental authorities necessary to effectuate the Merger occurs and all conditions to the consummation of this Agreement are satisfied or waived, unless an earlier or later date has been agreed by the parties, appropriate articles of merger or certificates of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or at such time as may be specified in such articles or certificates of merger. The time of such filing or such later effective time is herein called the "Effective Time."

     2.04  Reservation of Right to Revise Transaction; Further Actions.

     (a) Notwithstanding anything to the contrary provided elsewhere in this Agreement, if Sterling notifies First Houston in writing prior to the Closing that Sterling prefers to change the method of effecting the acquisition of First Houston by Sterling (including, without limitation, the provisions as set forth in Article II) the parties hereto shall forthwith execute an appropriate amendment or restatement of this Agreement to reflect such changes; provided, however, that no such change shall (i) alter or change the amount or the kind of the consideration to be received by the holders of First Houston Common Stock or First Houston Preferred Stock as provided for in this Agreement; (ii) adversely affect the tax treatment to First Houston shareholders as a result of receiving the Merger Consideration; (iii) take the form of an asset purchase; or (iv) adversely affect the timing of the transaction described herein.

     (b) In addition, the parties hereto agree that if Sterling so determines, each of the parties will execute such additional agreements and documents and take such other actions as Sterling determines necessary or appropriate to facilitate the Merger and the acquisition of First Houston by Sterling, including, without limitation, entering into agreements to facilitate the merger of First Houston's banking subsidiary with and into Sterling Bank simultaneously with or promptly following the consummation of the Merger (the "Subsidiary Bank Merger").

                                  ARTICLE III

                   MERGER CONSIDERATION; EXCHANGE PROCEDURES

     3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or shareholder, the shares of the constituent corporations shall be converted as follows:

          (a) Each of the shares of common stock of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

          (b) Except as provided in Section 3.01(d), Section 3.01(e) and Section 3.01(g), each share of First Houston Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive a fractional number of shares of Sterling Common Stock equal to the Exchange Ratio calculated in accordance with Section 3.02.

          (c) Each share of First Houston Preferred Stock issued and outstanding at the date of this Agreement that has not been converted prior to the Effective Time shall be converted into and become the right to receive the number of shares of Sterling Common Stock equal to the Exchange Ratio, multiplied by a factor of ten (10).

          (d) Each share of First Houston Common Stock and First Houston Preferred Stock held in the treasury of First Houston and each share of First Houston Common Stock and First Houston Preferred Stock owned by Sterling, Bancorporation or any direct or indirect wholly owned Subsidiary of Sterling or First Houston immediately prior to the Effective Time shall be canceled without any conversion and no payment or distribution shall be made with respect thereto.

          (e) Notwithstanding any other provision of this Agreement, each holder of shares of First Houston Common Stock or First Houston Preferred Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive or purchase a fraction of a share of Sterling Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in accordance with
     Section 4.05 hereof. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share.

          (f) At the Effective Time, the stock transfer books of First Houston shall be closed as to holders of First Houston Common Stock and First Houston Preferred Stock immediately prior to the Effective Time and no transfer of First Houston Common Stock and First Houston Preferred Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with
     Article IV of this Agreement to the Exchange Agent (as defined in Section 4.01), such certificates shall be canceled and exchanged for certificates representing the number of whole shares of Sterling Common Stock and a check representing the amount of cash in lieu of fractional shares, if any, into which the First Houston Common Stock or First Houston Preferred Stock represented thereby was converted as a result of the Merger. Any other provision of this Agreement notwithstanding, neither Sterling, the Surviving Corporation nor the Exchange Agent shall be liable to a holder of First Houston Capital Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law. From and after the Adjustment Date, First Houston shall not permit any of the then outstanding options to purchase First Houston Common Stock (the "First Houston Stock Options") to be exercised, and in accordance with Section 7.03 hereof, effective upon consummation of the Merger, each of such First Houston Stock Options shall thereafter constitute the right to purchase, at the exercise price specified therein, such number of shares of Sterling Common Stock as is equal to the product of (i) the number of shares of First Houston Common Stock for which such option was exercisable immediately prior to the Effective Time times (ii) the Exchange Ratio, subject to appropriate adjustment for any stock dividends, splits, or other similar transactions affecting the Sterling Common Stock.

          (g) Notwithstanding anything in this Agreement to the contrary, no share of First Houston Capital Stock, the holder of which shall have complied with the provisions of Article 5.12 of the TBCA as to appraisal rights (a "Dissenting Share"), shall be deemed converted into and to represent the right to receive Merger Consideration hereunder; and the holders of Dissenting Shares, if any, shall be entitled to payment, solely from the Surviving Corporation, of the appraised value of such Dissenting Shares to the extent permitted by and in accordance with the provisions of
     Article 5.12 of the TBCA; provided, however, that (i) if any holder of Dissenting Shares shall, under the circumstances permitted by the TBCA, subsequently deliver a written withdrawal of his or her demand for appraisal of such Dissenting Shares, or (ii) if any holder fails to establish his or her entitlement to rights to payment as provided in such
     Article 5.12, or (iii) if neither any holder of Dissenting Shares nor the Surviving Corporation has filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in such Article 5.12, such holder or holders (as the case may be) shall forfeit such right to payment for such Dissenting Shares pursuant to such Article 5.12 and each such Dissenting Share shall thereupon be converted into and shall represent the right to receive the Merger Consideration therefor. First Houston shall give Sterling (i) prompt notice of any written objections to the Merger submitted to First Houston in accordance with Article 5.12A, attempted withdrawals of such objections, and any other instruments served pursuant to applicable law received by First Houston relating to shareholders' rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the TBCA. First Houston shall not, except with the prior written consent of Sterling, voluntarily make any payment with respect to any demands for appraisals of First Houston Capital Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands.

     3.02  Determination and Adjustment of Merger Consideration and Exchange
Ratio.

     (a) Based upon First Houston's estimated book value of total shareholders' equity at December 31, 1996, of $8,318,986 (the "Preliminary First Houston Book Value") and Sterling's estimated book value per fully-diluted share of common stock at December 31, 1996, of $4.82318 (the "Preliminary Sterling Book Value"), all of the issued and outstanding shares of First Houston Capital Stock shall be converted as of the Effective Time into the right to receive an aggregate of 1,724,793 shares of Sterling Common Stock (the "Preliminary Merger Consideration"), subject to the adjustments described below. The Preliminary Merger Consideration shall be adjusted (i) to reflect the respective increase or decrease, as of the month-end preceding the Closing (the "Adjustment Date"), in First Houston's total shareholders' equity and the book value per fully-diluted share of Sterling Common Stock, (ii) in accordance with Annex I hereto (the adjustments set forth on Annex I being herein referred to as the "Known Adjustments") and (iii) in the event that the net income of First Houston for the period from January 1, 1997 until the Adjustment Date is less than the First Houston Projected Earnings. The amount of adjustment to be made to the Preliminary Merger Consideration pursuant to the immediately preceding sentence shall be determined (i) by calculating the sum of the Pro Forma First Houston Shareholders' Equity, minus the Preliminary First Houston Book Value (the "First Adjustment Amount"); (ii) by calculating the product of (A) the sum of the Final Sterling Book Value, minus the Preliminary Sterling Book Value, times (B) the Preliminary Merger Consideration (the "Second Adjustment Amount"); and (iii) by calculating the amount, if any, by which the net income of First Houston (computed in accordance with GAAP) for the period from January 1, 1997 to the Adjustment Date is less than the First Houston Projected Earnings (the "Third Adjustment Amount"). The Preliminary Merger Consideration will be increased or decreased by the number of shares of Sterling Common Stock (such number of shares being referred to herein as the "Merger Consideration Adjustment") equal to the sum of (in each case rounded to the nearest whole share) (i) the quotient of the First Adjustment Amount, divided by either $13.33, if the First Adjustment Amount is positive, or by the Preliminary Sterling Book Value, if the First Adjustment Amount is negative, plus (ii) the quotient of the Second Adjustment Amount divided by $13.33, provided that, no adjustment will be made to the Preliminary Merger Consideration pursuant to either clause (i) or clause
(ii) of this sentence unless the sum of the First Adjustment Amount and the Second Adjustment Amount either (A) equals or exceeds $200,000 or (B) equals or is less than (-$200,000); plus (iii) the quotient of the Third Adjustment Amount divided by $13.33.

     (b) For purposes of this Agreement, the term "Exchange Ratio" shall mean the amount, calculated as of the Adjustment Date, that is equal to the quotient of a fraction, of which (i) the numerator is equal to the sum of (A) the Preliminary Merger Consideration, plus (B) the Merger Consideration Adjustment, if positive (or minus the Merger Consideration Adjustment, if negative), plus
(C) the First Houston Unexercised Options times the weighted average exercise price of such First Houston Unexercised Options divided by the Average Closing Price, and (ii) the denominator is equal to the sum of (A) the total issued and outstanding shares of First Houston Common Stock as of the Adjustment Date, plus
(B) the product of the total issued and outstanding shares of First Houston Preferred Stock as of the Adjustment Date, multiplied by ten (10), plus (C) the number of shares of First Houston Common Stock for which the First Houston Unexercised Options are exercisable.

     (c) From and after the date of this Agreement through the Adjustment Date, each of the parties shall furnish to the other as soon as practicable, but in no event later than the fifteenth (15th) day of each calendar month or, if such fifteenth day is not a business day, on the business day next preceding such fifteenth day, their internal financial statements, prepared in accordance with GAAP, consisting of a monthly and year-to-date consolidated balance sheets, and the corresponding statements of income, shareholders' equity and cash flows. As soon as practicable after the date of Closing is set in accordance with Sections
2.03 and 2.04 hereof, the Adjustment Amount shall be determined as of the Adjustment Date based upon the financial statements prepared and delivered in accordance herewith. If either party disagrees or objects to the other party's calculation of the Adjustment Amount and the parties are unable to reach a resolution within five (5) business days prior to the Closing, Deloitte & Touche LLP ("D&T") shall be engaged to determine the Adjustment Amount and the determination of D&T shall be conclusive and binding on First Houston and Sterling. If the determination of the Adjustment Amount more closely approximates Sterling's calculation, then First Houston shall be responsible for the fees and expenses of D&T and such fees and expenses shall be taken into effect in the final determination of the Adjustment Amount. If the determination of the Adjustment Amount more closely approximates First Houston's calculation, then Sterling shall be responsible for the fees and expenses of D&T.

     3.03 Anti-Dilution Provisions. The Exchange Ratio, the Preliminary Merger Consideration, the Preliminary Sterling Book Value and any other stock based amounts shall be adjusted appropriately to reflect any stock dividends, splits, recapitalizations or other similar transactions with respect to the Sterling Common Stock where the record date occurs prior to the Effective Time.

                                   ARTICLE IV

                               EXCHANGE OF SHARES

     4.01 Exchange Agent. As of the Effective Time, Sterling shall deposit with a bank or trust company designated by Sterling and reasonably acceptable to First Houston (the "Exchange Agent"), for the benefit of the holders of shares of First Houston Capital Stock, for exchange in accordance with this Article IV, through the Exchange Agent, certificates representing the shares of Sterling Common Stock (such shares of Sterling Common Stock, together with any dividends or distributions with respect thereto paid in respect of a record date after the Effective Time, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Sections 3.01 and 3.02 in exchange for outstanding shares of First Houston Capital Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Sterling Common Stock contemplated to be issued pursuant hereto out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

     4.02 Exchange Procedures. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding shares of First Houston Capital Stock (the "Certificates"), other than shares canceled in accordance with Section 3.01(d): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of First Houston Common Stock or First Houston Preferred Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent, and shall be in such form and have such other provisions as Sterling shall specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Sterling

Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent (or to such other agent or agents as may be appointed by Sterling), together with such letter of transmittal, duly executed, and any other required documents, the holder of such Certificate(s) shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Sterling Common Stock which such holder has the right to receive pursuant to the provisions of this Article IV and cash in lieu of fractional shares of Sterling Common Stock as contemplated by Section 3.01(d), and the Certificate(s) so surrendered shall forthwith be canceled. In the event of a transfer of ownership of First Houston Capital Stock which is not registered in the transfer records of First Houston, a certificate representing the appropriate number of shares of Sterling Common Stock may be issued to a transferee if the Certificate(s) representing such First Houston Capital Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Sterling Common Stock and cash in lieu of any fractional shares of Sterling Common Stock as contemplated by Section 3.01(d) and Section 4.05. The Certificate(s) for First Houston Common Stock or First Houston Preferred Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Sterling shall not be obligated to deliver the consideration to which any former holder of First Houston Common Stock or First Houston Preferred Stock is entitled as a result of the Merger until such holder surrenders his Certificate(s) formerly representing shares of First Houston Common Stock or First Houston Preferred Stock for exchange as provided in this Article IV. In addition, certificates surrendered for exchange by any person constituting an "affiliate" of First Houston for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing whole shares of Sterling Common Stock until Sterling has received a written agreement from such person as provided in Section 8.06. If any certificate for shares of Sterling Common Stock, or any check representing cash or declared but unpaid dividends, is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

     4.03 Voting and Dividends. Former shareholders of record of First Houston shall be entitled to vote after the Effective Time at any meeting of Sterling shareholders the number of whole shares of Sterling Common Stock into which their respective shares of First Houston Capital Stock are converted, regardless of whether such holders have exchanged their certificates representing First Houston Capital Stock for certificates representing Sterling Common Stock in accordance with the provisions of this Agreement. Until surrendered for exchange in accordance with the provisions of Section 4.01, each certificate theretofore representing shares of First Houston Capital Stock (other than shares to be canceled pursuant to Section 3.01) shall from and after the Effective Time represent for all purposes only the right to receive shares of Sterling Common Stock and cash, as set forth in this Agreement. No dividend or other distribution payable to the holders of record of Sterling Common Stock, at or as of any time after the Effective Time, shall be paid to the holder of any certificate representing shares of First Houston Capital Stock issued and outstanding at the Effective Time until such holder physically surrenders such certificate for exchange as provided in Section 4.01, promptly after which time all such dividends or distributions shall be paid (without interest).

     4.04 No Further Ownership Rights in First Houston Capital Stock. All shares of Sterling Common Stock issued upon the surrender for exchange of shares of First Houston Capital Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares of Sterling Common Stock pursuant to Sections 3.01(e) and Section 4.05) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of First Houston Capital Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by First Houston on such shares of First Houston Capital Stock in accordance with the terms of this Agreement or prior to the date hereof and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of First Houston Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article IV.

     4.05 No Fractional Shares. No certificates or scrip representing fractional shares of Sterling Common Stock shall be issued upon the surrender for exchange of certificates for First Houston Capital Stock pursuant to this
Article IV, and no dividend or other distribution, stock split or interest shall relate to any such fractional security, and such fractional interests shall not entitle the owner thereof to any voting or other rights of a security holder of Sterling. In lieu of any fractional security, each holder of shares of First Houston Capital Stock who would otherwise have been entitled to a fraction of a share of Sterling Common Stock upon surrender of the certificate(s) for such First Houston Capital Stock for exchange pursuant to this Article IV will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the amount of the net proceeds from the sale or sales by the Exchange Agent in accordance with the provisions of this Section 4.05, on behalf of all such holders, of the aggregate fractional shares of Sterling Common Stock issued pursuant to Article III. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of whole shares of Sterling Common Stock delivered to the Exchange Agent by Sterling pursuant to Section 4.01 over (B) the aggregate number of whole shares of Sterling Common Stock to be distributed to holders of First Houston Capital Stock pursuant to Article III (such excess being herein called the "Excess Securities") and the Exchange Agent, as agent for the former holders of First Houston Capital Stock, shall sell the Excess Securities at the prevailing prices on the NASDAQ. The sale of the Excess Securities by the Exchange Agent shall be executed on the NASDAQ through one or more member firms of the NASDAQ and shall be executed in round lots to the extent practicable. Sterling shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Securities. Until the net proceeds of such sale of Excess Securities have been distributed to the former stockholders of First Houston, the Exchange Agent will hold such proceeds and dividends in trust for such former stockholders. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of First Houston in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

     4.06 Termination of Exchange Fund. Any portion of the Exchange Fund and any cash in lieu of fractional shares of Sterling Common Stock made available to the Exchange Agent that remain undistributed to the former stockholders of First Houston for nine months after the Effective Time shall be delivered to Sterling, upon demand, and any stockholders of First Houston who have not theretofore complied with this Article IV shall thereafter look only to Sterling for payment of their claim for Sterling Common Stock, and any cash in lieu of fractional shares of Sterling Common Stock.

                                   ARTICLE V

                REPRESENTATIONS AND WARRANTIES OF FIRST HOUSTON

     First Houston represents and warrants to Sterling, subject to such exceptions and limitations as are set forth below or in the First Houston Disclosure Schedule, as follows:

     5.01 Organization, Standing and Authority. First Houston is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. First Houston is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a material adverse effect on the financial condition, results of operations or business (the "Condition") of First Houston and any of its Subsidiaries or on the ability of First Houston or its Subsidiaries to consummate the transactions contemplated hereby (a "First Houston Material Adverse Effect"). First Houston has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, except where the failure to have such power and authority would not have a First Houston Material Adverse Effect, and to execute and deliver this Agreement and perform the terms of this Agreement. First Houston is duly registered as a bank holding company under the BHCA. First Houston has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, franchises, permits and licenses (collectively, "Authorizations") necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a First Houston Material Adverse Effect.

     5.02  First Houston Capital Stock

     (a) At December 31, 1996, the authorized and the issued and outstanding First Houston Capital Stock consisted of the following:

                                                                            ISSUED AND
                                                              AUTHORIZED    OUTSTANDING
                                                              ----------    -----------
First Houston Common Stock..................................  3,500,000      2,098,238
First Houston Preferred Stock...............................    200,000         21,375

     Since December 31, 1996, First Houston has issued no additional capital stock and has no commitments, options or agreements to issue any additional shares, except as set forth in Section 5.02(a) of the First Houston Disclosure Schedule. At the same date, First Houston had outstanding shares with a par value of $2,953,238, capital surplus of $6,183,614 and an accumulated deficit of $821,754. As of the date hereof, all of the issued and outstanding shares of First Houston Capital Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of the First Houston Capital Stock has been issued in violation of any preemptive rights or any provision of First Houston's Articles of Incorporation, as amended, or Bylaws, as amended. As of the date of this Agreement, no shares of First Houston Capital Stock have been reserved for any purpose except as set forth in Section 5.02(a) of the First Houston Disclosure Schedule.

     (b) Except as set forth in Section 5.02(a) or in Section 5.02(b) of the First Houston Disclosure Schedule, there are no shares of First Houston Capital Stock, or other equity securities of First Houston outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of First Houston or contracts, commitments, understandings or arrangements by which First Houston is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. There are no contracts, commitments, understandings or arrangements by which First Houston or any of its Subsidiaries is or may be bound to transfer any shares of the capital stock of any Subsidiary of First Houston, except for a transfer to First Houston or any of its wholly owned Subsidiaries and except as set forth in Section 5.02(b) of the First Houston Disclosure Schedule, and there are no agreements, understandings or commitments relating to the right of First Houston or any of its Subsidiaries to vote or to dispose of any such shares.

     (c) Except as set forth in Section 5.02(c) of the First Houston Disclosure Schedule, there are no securities required to be issued by First Houston under any First Houston Stock Plan, dividend reinvestment or similar plan.

     5.03 Subsidiaries. Section 5.03 of the First Houston Disclosure Schedule contains a complete list of First Houston's Subsidiaries. Except as provided in
Section 5.03 the First Houston Disclosure Schedule, all of the outstanding shares of each Subsidiary are owned by First Houston and no equity securities are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. All of the shares of capital stock of each Subsidiary are fully paid and nonassessable and are owned free and clear of any claim, lien, pledge or encumbrance of whatsoever kind ("Liens"). Each Subsidiary (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated or organized, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a First Houston Material Adverse Effect, (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, and (iv) has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted.

     5.04  Authorization of Merger and Related Transactions.

     (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the consummation of the Merger) have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First Houston, including unanimous approval of the Merger by the First Houston Board, subject to the approval of the Merger by the shareholders of First Houston to the extent required by applicable law. The First Houston Board has unanimously determined that the Merger is fair to and in the best interests of First Houston and its shareholders and the First Houston Board has unanimously determined to submit this Agreement, the Merger and the transactions contemplated hereby and thereby for approval by the shareholders of First Houston and unanimously recommends that such shareholders approve and adopt same. The only shareholder approval required for the approval of the Merger is the approval of two-thirds of the outstanding shares of First Houston Common Stock voting as a single class and two-thirds of the outstanding shares of First Houston Preferred Stock voting as a single class. This Agreement, subject to any requisite shareholder approval hereof with respect to the Merger, represents a valid and legally binding obligation of First Houston, enforceable against First Houston in accordance with its terms, except as such enforcement may be limited by the Remedies Exception.

     (b) Except as set forth in Section 5.04(b) of the First Houston Disclosure Schedule, neither the execution and delivery of this Agreement by First Houston, nor the consummation by First Houston of the transactions contemplated hereby or thereby nor compliance by First Houston with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of First Houston's Articles of Incorporation, as amended, or bylaws, as amended, or (ii) constitute or result in a breach or violation of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon, any property or assets of First Houston or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject and that would have, individually or in the aggregate, a First Houston Material Adverse Effect, or (iii) subject to receipt of the requisite approvals referred to in Sections 9.01(a) and 9.01(b) of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to First Houston or its Subsidiaries or any of their properties or assets.

     (c) Other than consents, authorizations, approvals or exemptions required from the Commissioner, the OCC, the FDIC, or the Federal Reserve Board and the filing of a Certificate or Articles of Merger with the Secretary of State of the State of Texas and filings with the SEC, no notice to, filing with, authorization of, exemption by, or consent or approval of any public body or authority is necessary for the consummation by First Houston of the Merger and the other transactions contemplated in this Agreement.

     5.05  Financial Statements and Regulatory Reports.

     (a) First Houston (i) has delivered to Sterling copies of the consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules) of First Houston and its consolidated Subsidiaries as of and for the periods ended December 31, 1995 and December 31, 1996 (the "First Houston Financial Statements"), and (ii) has furnished Sterling with a true and complete copy of each material report filed by First Houston with the Federal Reserve Board or by any of its Subsidiaries with any Regulatory Authorities from and after January 1, 1994 (each a "Regulatory Reporting Document"), which are all the material documents that First Houston was required to file with the Regulatory Authorities since such date and all of which complied when filed in all material respects with all applicable laws and regulations.

     (b) The First Houston Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or will be in accordance with the books and records of First Houston and its Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (ii) present or will present fairly the consolidated financial position and the consolidated results of operations, changes in shareholders' equity and cash flows of First Houston and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP except as disclosed, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements. First Houston has delivered to Sterling (i) copies of all management letters prepared by D&T and delivered to First Houston since January 1, 1994 and (ii) copies of audited balance sheets and related statements of income, shareholders' equity and cash flows for any Subsidiary of First Houston since January 1, 1994 for which a separate audit has been performed.

     5.06  Absence of Undisclosed Liabilities. Except as set forth in Section
5.06 of the First Houston Disclosure Schedule, neither First Houston nor any of its Subsidiaries has any obligations or liabilities (contingent or otherwise) in the amount of $50,000 in the aggregate, except obligations and liabilities (i) which are fully accrued or reserved against in the consolidated balance sheet of First Houston and its Subsidiaries as of December 31, 1996, included in the First Houston Financial Statements or reflected in the notes thereto, or (ii) which were incurred after December 31, 1996, in the ordinary course of business consistent with past practice. Except as set forth in the First Houston Disclosure Schedule, since December 31, 1996, neither First Houston nor any of its Subsidiaries has incurred or paid any obligation or liability which would have a First Houston Material Adverse Effect.

     5.07 Tax Matters. Except as set forth in Section 5.07 of the First Houston Disclosure Schedule:

          (a) All Tax Returns required to be filed by or on behalf of First Houston or any of its Subsidiaries have been timely filed, or requests for extensions have been timely filed, granted and have not expired, all such returns filed are complete and accurate in all material respects and all Taxes shown as due on those Tax Returns have been paid.

          (b) First Houston is not involved in any audit examination, deficiency or refund litigation or matter in controversy with respect to any Taxes. All Taxes due with respect to completed and settled examinations or concluded litigation have been paid or adequately reserved for.

          (c) Neither First Houston nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

          (d) Adequate provision for any Taxes due or to become due for First Houston and any of its Subsidiaries for any period or periods through and including December 31, 1996, has been made and is reflected on the December 31, 1996 financial statements included in the First Houston Financial Statements. Deferred Taxes of First Houston and its Subsidiaries have been provided for in the First Houston Financial Statements in accordance with GAAP.

          (e) First Houston and its Subsidiaries have collected and withheld all Taxes which they have been required to collect or withhold and have timely submitted all such collected and withheld amounts to the appropriate authorities. First Houston and its Subsidiaries are in compliance with the back-up withholding and information reporting requirements under (i) the Code, and (ii) any state, local or foreign laws, and the rules and regulations, thereunder.

          (f) Neither First Houston nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would not be deductible under Section 280G of the Code.

          (g) No consent has been filed under Section 341(f) of the Code with respect to First Houston or any of its Subsidiaries; none of the Subsidiaries was acquired in a "qualified stock purchase" under Section 338(d)(3) of the Code, and no elections under Section 338(g) of the Code, protective carryover basis elections or offset prohibition elections are applicable to First Houston or any of its Subsidiaries;

     neither First Houston nor any of the Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code, nor has any such corporation had operations which are or may hereafter become reportable under Section 999 of the Code; neither First Houston nor any of the Subsidiaries owns no interest in an entity or arrangement characterized as a partnership for United States federal income tax purposes; no election under Section 1504(d) of the Code has been made with respect to First Houston or any of its Subsidiaries; none of the assets of First Houston or any of its Subsidiaries is required to be treated as being owned by some other person pursuant to Section 168(f)(8) of the Code, neither First Houston nor any of the Subsidiaries is a United States real property holding company under Section 897 of the Code; and no debt of First Houston or any of its Subsidiaries is "corporate acquisition indebtedness" within the meaning of Section 279(b) of the Code.

     5.08 Allowance for Credit Losses. The allowance for credit losses (the "Allowance") shown in the consolidated balance sheet of First Houston and its Subsidiaries as of December 31, 1996, and included in the First Houston Financial Statements, complies in all material respects with GAAP and OCC Bank Circular 201 (and comparable regulations applicable to First Houston).

     5.09 Other Tax and Regulatory Matters. Neither First Houston nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code, (ii) materially impede or delay receipt of any approval referred to in Section 9.01(b) or (iii) prevent the Merger and the other transactions contemplated hereby from qualifying as a pooling of interests for purposes of APB Opinion 16.

     5.10 Properties. Except as disclosed in any Regulatory Reporting Document filed since December 31, 1994 and prior to the date hereof and except for Permitted Liens and Liens arising in the ordinary course of business after the date hereof, First Houston and its Subsidiaries have good and indefeasible title, free and clear of all Liens that are material to the Condition of First Houston and its Subsidiaries on a consolidated basis, to all their material properties and assets whether tangible or intangible, real, personal or mixed, reflected in the First Houston Financial Statements as being owned by First Houston and its Subsidiaries as of the date hereof. All buildings, and all fixtures, equipment and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by any of First Houston or its Subsidiaries are held under valid instruments enforceable in accordance with their respective terms, subject to the Remedies Exception. Except where a failure to maintain would not have a First Houston Material Adverse Effect, substantially all of First Houston's and First Houston's Subsidiaries' equipment in regular use has been well maintained and is in good serviceable condition, reasonable wear and tear excepted.

     5.11  Compliance with Laws.

     (a) Except as set forth in Section 5.11(a) of the First Houston Disclosure Schedule, each of First Houston and its Subsidiaries is in compliance with all laws, rules, regulations, policies, guidelines, reporting and licensing requirements and orders applicable to its business or to its employees conducting its business, and with its internal policies and procedures except for failures to comply which will not result in a First Houston Material Adverse Effect.

     (b) Except as set forth in Section 5.11(b) of the First Houston Disclosure Schedule, neither First Houston nor any of its Subsidiaries has received any notification or communication from any agency or department of any federal, state or local government, including the Federal Reserve Board, the OCC, the FDIC, the SEC and the staffs thereof (collectively, the "Regulatory Authorities") (i) asserting that since January 1,1994, any of First Houston or its Subsidiaries is not in substantial compliance with any of the statutes, regulations, or ordinances which such agency, department or Regulatory Authority enforces, or the internal policies and procedures of First Houston or its Subsidiaries, (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to the Condition of First Houston or any of its Subsidiaries, (iii) requiring or threatening to require First Houston or any of its Subsidiaries, or indicating that First Houston or any of its Subsidiaries may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting or purporting to restrict or limit in any manner the operations of First Houston or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of First Houston or any of its Subsidiaries, including, without limitation, any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a "Regulatory Agreement").

     (c) Except as set forth in Section 5.11(c) of the First Houston Disclosure Schedule, since January 1, 1994, neither First Houston nor any of its Subsidiaries has been a party to any effective Regulatory Agreement or memorandum of understanding.

     (d) Neither First Houston nor any of its Subsidiaries is required by
Section 32 of Federal Deposit Insurance Act to give prior notice to a federal banking agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive officer.

     5.12  Employee Benefit Plans.

     (a) First Houston has delivered to Sterling prior to the execution of this Agreement true and complete copies (and, in the case of each material plan, financial data with respect thereto) of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other employee programs, arrangements or agreements, all material medical, vision, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not terminated, and trust agreements and insurance contracts under or with respect to which First Houston or any of its Subsidiaries has or could have any liability, contingent, secondary or otherwise (collectively, the "First Houston Benefit Plans"). Any of the First Houston Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "First Houston ERISA Plan." Any of the First Houston Benefit Plans pursuant to which First Houston is or may become obligated to, or obligated to cause any of its Subsidiaries or any other Person to, issue, deliver or sell shares of capital stock of First Houston or any of its Subsidiaries, or grant, extend or enter into any option, warrant, call, right, commitment or agreement to issue, deliver or sell shares, or any other interest in respect of capital stock of First Houston or any of its Subsidiaries, is referred to herein as a "First Houston Stock Plan." No First Houston Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. First Houston has set forth in
Section 5.12 of the First Houston Disclosure Schedule (i) a list of all of the First Houston Benefit Plans, (ii) a list of the First Houston Benefit Plans that are First Houston ERISA Plans, (iii) a list of the First Houston Benefit Plans that are First Houston Stock Plans, and (iv) a list of the number of shares covered by, exercise prices for, and holders of, all stock options granted and available for grant under the First Houston Stock Plans.

     (b) Except as set forth in Section 5.12(b) of the First Houston Disclosure Schedule, from their inception, all First Houston Benefit Plans have been and are in substantial compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, including the terms of such plans, the breach or violation of which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

     (c) All liabilities (contingent or otherwise) under any First Houston Benefit Plan are fully accrued or reserved against in the First Houston Financial Statements in accordance with GAAP. No First Houston ERISA Plan is or has ever been subject to Title IV of ERISA or Section 412 of the Code.

     (d) Neither First Houston nor any of its Subsidiaries has any obligations for retiree health or other welfare benefits under any First Houston Benefit Plan or otherwise, except as set forth in the First Houston Disclosure Schedule. There are no restrictions on the rights of First Houston or its Subsidiaries to unilaterally amend or terminate any such First Houston Benefit Plan at any time without incurring any material liability thereunder.

     (e) Except as set forth in Section 5.12 of the First Houston Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, golden parachute or otherwise) becoming due to any person under any First Houston Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First Houston Benefit Plan or
(iii) result in any acceleration of the time of payment or vesting of any such benefits. No amounts payable under any First Houston Benefit Plan will be nondeductible pursuant to either Section 280G or 162(m) of the Code.

     5.13 Commitments and Contracts. Except as set forth in Section 5.13 of the First Houston Disclosure Schedule, neither First Houston nor any of its Subsidiaries is a party or subject to, or has amended or waived any rights under, any of the following (whether written or oral, express or implied):

          (a) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any Employees, including in any such person's capacity as a consultant (other than those which either (i) are terminable at will by First Houston or such Subsidiary or (ii) do not involve payments with a present value of more than $10,000 by First Houston or such Subsidiary during the remaining term thereof without giving effect to extensions or renewals of the existing term thereof that may be made at the election or with the consent or concurrence of First Houston);

          (b) any labor contract or agreement with any labor union;

          (c) any contract not made in the usual, regular and ordinary course of business containing non-competition covenants which limit the ability of First Houston or any of its Subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which First Houston or its Subsidiaries may carry on its business (other than as may be required by law or applicable Regulatory Authorities);

          (d) any other contract or agreement for which First Houston or any Subsidiary was or is required to obtain the approval of any Regulatory Authority prior to becoming bound or consummating the transactions contemplated thereby;

          (e) any real property lease with annual rental payments aggregating $5,000 or more;

          (f) any contract requiring the payment of any penalty, termination or other additional amounts as "change of control" payments or otherwise as a result of transactions contemplated by this Agreement, or providing for the vesting or accrual of benefits or rights upon a "change of control" or otherwise as a result of the transactions contemplated by this Agreement;

          (g) any agreement with respect to (i) the acquisition of any bank branches or other assets or stock of another financial institution or any other Person or (ii) the sale of one or more bank branches which would require additional payments by First Houston after the date of this Agreement; or

          (h) any outstanding interest rate exchange or other derivative contracts.

     5.14 Material Contract Defaults. Except as set forth in Section 5.14 of the First Houston Disclosure Schedule, neither First Houston nor any of its Subsidiaries is, or has received any notice or has any knowledge that any party is, in breach, violation or default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which First Houston or any of its Subsidiaries is a party or by which First Houston or any of its Subsidiaries or the assets, business or operations thereof may be bound or affected or under which it or its respective assets, business or operations receives benefits, except for those breaches, violations or defaults which would not have, individually or in the aggregate, a First Houston Material Adverse Effect; and there has not occurred any event that with the lapse of time or the giving of notice of both would constitute such a default.

     5.15 Legal Proceedings. Except as set forth in Section 5.15 of the First Houston Disclosure Schedule, there are no claims or charges filed with, or Proceedings or investigations by, Regulatory Authorities or actions or suits instituted or pending or, to the best knowledge of First Houston's management, threatened against First Houston or any of its Subsidiaries, or against any property, asset, interest or right of any of them, that might reasonably be expected to result in a judgment in excess of $10,000 or that might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.

Neither First Houston nor any of its Subsidiaries is a party to any agreement or instrument or is subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree, rule, regulation, code or ordinance that, individually or in the aggregate, might reasonably be expected to have a First Houston Material Adverse Effect or might reasonably be expected to threaten or impede the consummation of the transactions contemplated by this Agreement.

     5.16  Absence of Certain Changes or Events. Since December 31, 1994, except
(i) as disclosed in any Regulatory Reporting Document filed since December 31,1994 and prior to the date hereof or (ii) as set forth in Section 5.16 of the First Houston Disclosure Schedule, neither First Houston nor any of its Subsidiaries has (A) incurred any liability which has had a First Houston Material Adverse Effect, (B) suffered any change in its Condition which would have a First Houston Material Adverse Effect, other than changes after the date hereof which affect the banking industry as a whole, (C) failed to operate its business consistent in all material respects in the ordinary course in accordance with past practice, or (D) changed any accounting practices.

     5.17 Reports. Since January 1, 1994, First Houston and each of its Subsidiaries have filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto (collectively "Reports"), that they were required to file with (i) the Federal Reserve Board,
(ii) the OCC, (iii) the FDIC, and (iv) any other applicable federal, state, municipal, local or foreign government, securities, banking, savings and loan or other governmental or regulatory authority. No Regulatory Reporting Document with respect to periods beginning on or after January 1, 1994, contained any information that was false or misleading with respect to any material fact or omitted to state any material fact necessary in order to make the statements therein not misleading.

     5.18 Statements True and Correct. None of the information supplied or to be supplied by First Houston for inclusion in the registration statement on Form S-4, or other appropriate form, to be filed with the SEC by Sterling under the Securities Act in connection with the transactions contemplated by this Agreement (the "Registration Statement"), or the proxy statement to be used by First Houston to solicit any required approval of its shareholders as contemplated by this Agreement (the "Proxy Statement") will, in the case of the Proxy Statement, when it is first mailed to the shareholders of First Houston, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading, or, in the case of the Registration Statement, when it becomes effective or at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of the shareholders of First Houston to be held pursuant to Section 8.03 of this Agreement, including any adjournments thereof (the "Shareholders' Meeting"), be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. The Proxy Statement, insofar as it relates to information supplied by First Houston for inclusion therein, will comply as to form in all material respects with the applicable provisions of the Securities Laws. All documents that First Houston is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law. The information which is deemed to be set forth in the First Houston Disclosure Schedule by First Houston for the purposes of this Agreement is true and accurate in all material respects.

     5.19 Insurance. First Houston and each of its Subsidiaries are presently insured, and during each of the past five calendar years have been insured, for reasonable amounts against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability (including directors and officers liability insurance) and other insurance maintained with respect to the assets or businesses of First Houston and its Subsidiaries provide adequate coverage against all pending or threatened claims, and the fidelity bonds in effect as to which any of First Houston or any of its Subsidiaries is a named insured are sufficient for their purpose.

     5.20 Labor. No material work stoppage involving First Houston or its Subsidiaries is pending or, to the best knowledge of First Houston's management, threatened. Neither First Houston nor any of its Subsidiaries is involved in, or, to the best knowledge of First Houston's management, threatened with or affected by, any labor or other employment-related dispute, arbitration, lawsuit or administrative proceeding. Employees of First Houston and its Subsidiaries are not represented by any labor union, and, to the best knowledge of First Houston's management, no labor union is attempting to organize employees of First Houston or any of its Subsidiaries.

     5.21  Material Interests of Certain Persons. Except as set forth in Section
5.21 of the First Houston Disclosure Schedule, no executive officer or director of First Houston, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) of any such executive officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of First Houston or any of its Subsidiaries.

     5.22 Registration Obligations. Neither First Houston nor any of its Subsidiaries is under any obligation, contingent or otherwise, presently in effect or which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

     5.23 Brokers and Finders. Except as set forth in Section 5.23 of the First Houston Disclosure Schedule, neither First Houston nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for First Houston or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

     5.24 State Takeover Laws. To the best of First Houston's knowledge, the transactions contemplated by this Agreement are exempt from any applicable state takeover law and from any applicable charter or contractual provision containing change of control or anti-takeover provisions.

     5.25 Environmental Matters. To the best of First Houston's knowledge, neither First Houston, any of its Subsidiaries, nor any properties owned or operated by First Houston or any of its Subsidiaries or held as collateral by any of its Subsidiaries has been or is in violation of or liable under any Environmental Law (as hereinafter defined), except for such violations or liabilities that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. There are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted or pending, or to the best knowledge of First Houston's management, threatened relating to the liability of any properties owned or operated by First Houston or any of its Subsidiaries under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a First Houston Material Adverse Effect.

     "Environmental Law" means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component.

     5.26 First Houston Action. The First Houston Board of Directors (at a meeting duly called and held on March 13, 1997) unanimously (a) determined that the Merger is fair to and in the best interests of First Houston and its shareholders, (b) approved this Agreement and the Merger in accordance with the TBCA, (c) resolved to recommend approval and adoption of this Agreement and the Merger and the other transactions contemplated hereby and thereby by First Houston's shareholders and (d) directed that this Agreement and the Merger be submitted to First Houston's shareholders for approval.

                                   ARTICLE VI

                   REPRESENTATIONS AND WARRANTIES OF STERLING

     Each of Sterling and Merger Subsidiary represent and warrant to First Houston as follows:

     6.01  Organization Standing and Authority.

     (a) Each of Sterling and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Each of Sterling and Merger Subsidiary is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be duly qualified would have a material adverse effect on the Condition of Sterling and its Subsidiaries taken as a whole or on the ability of Sterling or the Merger Subsidiary to consummate the transactions contemplated hereby (a "Sterling Material Adverse Effect"). Each of Sterling and Merger Subsidiary has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and to execute and deliver this Agreement and perform the terms of this Agreement. Sterling is duly registered as a bank holding company under the BHCA. Sterling has in effect all Authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on the Condition of Sterling and its Subsidiaries on a consolidated basis. Since its formation, Merger Subsidiary has not conducted any business other than in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby. At the Effective Time, Sterling will directly own all of the issued and outstanding shares of Merger Subsidiary's capital stock.

     (b) Bancorporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and to perform the applicable terms of this Agreement.

     6.02 Sterling and Merger Subsidiary Capital Stock. The authorized capital stock of Sterling consists of 20,000,000 shares of Sterling Common Stock and 1,000,000 shares of Sterling Preferred Stock. As of the date hereof, there were outstanding approximately 11,999,643 shares of Sterling Common Stock and 88,380 shares of Sterling Preferred Stock and no other shares of capital stock of any class. The authorized capital stock of Merger Subsidiary consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding and owned by Sterling. All of the issued and outstanding shares of Sterling Capital Stock and Merger Subsidiary capital stock are duly and validly issued and outstanding and are fully paid and nonassessable.

     6.03  Authorization of Merger and Related Transactions.

     (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of each of Sterling and Merger Subsidiary, to the extent required by applicable law. This Agreement represents a valid and legally binding obligation of each of Sterling and Merger Subsidiary, enforceable against Sterling and Merger Subsidiary in accordance with its terms except as such enforcement may be limited by the Remedies Exception.

     (b) Neither the execution and delivery of this Agreement by Sterling or Merger Subsidiary, nor the consummation by Sterling or Merger Subsidiary of the transactions contemplated hereby or thereby nor compliance by Sterling or Merger Subsidiary with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of Sterling's Articles of Incorporation, as amended, or restated bylaws or the articles of incorporation or bylaws of Merger Subsidiary or (ii) constitute or result in a breach or violation of any term, condition or provision of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or assets of any of Sterling or its Subsidiaries pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which any of them is a party or by which any of them or any of their properties or assets may be subject, and that would, in any such event, have a Sterling Material Adverse Effect or (iii) subject to receipt of the requisite approvals referred to in Section 9.01 of this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Sterling or any of its Subsidiaries or any of their properties or assets.

     6.04 Financial Statements. Sterling (i) has delivered to First Houston copies of the consolidated balance sheets and the related consolidated statements of income, consolidated statements of shareholders' equity and consolidated statements of cash flows (including related notes and schedules) of Sterling and its consolidated Subsidiaries as of and for the periods ended September 30, 1996 and December 31, 1995 included in a quarterly report filed on Form 10-Q or an annual report filed on Form 10-K, as the case may be, filed by Sterling pursuant to the rules and regulations of the SEC promulgated thereunder (a "Sterling SEC Document"), and (ii) until the Closing will deliver to First Houston promptly upon the filing thereof with the SEC copies of the consolidated balance sheets and related consolidated statements of income, consolidated statements of shareholders' equity and consolidated statements of cash flows (including related notes and schedules) included in any Sterling SEC Documents filed subsequent to the execution of this Agreement (clauses (i) and (ii) collectively, the "Sterling Financial Statements"). The Sterling Financial Statements (as of the dates thereof and for the periods covered thereby) (A) are or will be in accordance with the books and records of Sterling and its consolidated Subsidiaries, which are or will be complete and accurate in all material respects and which have been or will have been maintained in accordance with good business practices, and (B) present or will present fairly the consolidated financial position and the consolidated statements of income, changes in shareholders' equity and cash flows of Sterling and its Subsidiaries as of the dates and for the periods indicated, in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and except for the absence of certain footnote information in the unaudited statements.

     6.05 Sterling SEC Reports. Since January 1, 1994, Sterling has filed on a timely basis all reports and statements, together with all amendments required to be made with respect thereto that as an issuer it is required to file with the SEC. No Sterling SEC Document with respect to periods beginning on or after January 1, 1994 and until the Closing contained or will contain any information that was false or misleading with respect to any material fact or omitted or will omit to state any material fact necessary in order to make the statements therein not misleading.

     6.06 Statements True and Correct. None of the information supplied or to be supplied by Sterling for inclusion in the Registration Statement or the Proxy Statement will, in the case of the Proxy Statement, when it is first mailed to the shareholders of First Houston, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Registration Statement, when it becomes effective or at the Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that Sterling is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of the Securities Laws.

     6.07 Common Stock. At the Effective Time, the Sterling Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

     6.08 Tax and Regulatory Matters. Neither Sterling nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge of any fact or circumstance that would (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368 of the Code, (ii) materially impede or delay receipt of any approval referred to in Sec-tion 9.0l(b) or (iii) jeopardize the treatment of the business combination to be effected by the Merger as a pooling of interests for accounting purposes.

     6.09 Litigation. There are no judicial proceedings of any kind or nature pending or, to the knowledge of Sterling, threatened against Sterling before any court or administrative tribunal or before or by any governmental department, agency or instrumentality involving the validity of the Sterling Common Stock or the transactions contemplated by this Agreement.

     6.10 Brokers and Finders. Neither Sterling nor any of its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Sterling or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

                                  ARTICLE VII

                      CONDUCT OF FIRST HOUSTON'S BUSINESS

     7.01 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, First Houston shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice (other than transactions made pursuant to contracts in existence on the date hereof and described in Sections 7.01 or 7.02 of the First Houston Disclosure Schedule) and
(ii) use its best efforts to maintain current customer relationships and preserve intact its business organization, employees, advantageous business relationships and retain the services of its officers and key Employees.

     7.02 Forbearances. During the period from the date of this Agreement to the Effective Time, First Houston shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Sterling, which consent (in the case of subparagraphs (c), (d), (e), (h) and (o)) shall not be unreasonably withheld (and First Houston shall provide Sterling with prompt notice of any events referred to in this Section 7.02 occurring after the date hereof):

          (a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of First Houston or any of its Subsidiaries to First Houston or any of its Subsidiaries; it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, and sales of certificates of deposit), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loan or advance other than in the ordinary course of business consistent with past practice;

          (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend (other than regular semi-annual cash dividends at a rate not in excess of $1.60 per share of First Houston Preferred Stock, provided that the amount of such dividend shall have been paid or accrued in the financial statements of First Houston on or prior to the Adjustment Date) or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (other than conversion into shares of First Houston Common Stock of shares of First Houston Preferred Stock issued and outstanding as of December 31, 1996), grant any stock options or stock awards, or grant any Person any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

          (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person, or cancel, release or assign any indebtedness to such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

          (d) make any material investment (other than trades in investment securities in the ordinary course) either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other Person;

          (e) enter into, terminate or fail to exercise any material right under, any contract or agreement involving annual payments in excess of $10,000 and which cannot be terminated without penalty upon 30 days' notice, or make any change in, or extension of (other than automatic extensions), any of its leases or contracts involving annual payments in excess of $10,000 and which cannot be terminated without penalty upon 30 days' notice;

          (f) modify the terms of any First Houston Benefit Plan (including any severance pay plan) or increase or modify in any manner the compensation or fringe benefits of any of its Employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such Employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee other than routine adjustments in compensation and fringe benefits in the ordinary course of business consistent with past practice, or accelerate the vesting of any stock options or other stock-based compensation;

          (g) take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) by reason of Section 368(a)(2)(E) of the Code;

          (h) settle any claim, action or proceeding involving the payment of money damages in excess of $10,000;

          (i) amend its Articles of Incorporation, as amended, or its bylaws as amended;

          (j) fail to maintain its Regulatory Agreements, material Authorizations or to file in a timely fashion all federal, state, local and foreign Tax Returns;

          (k) make any capital expenditures of more than $10,000 individually or $50,000 in the aggregate;

          (l) fail to maintain or administer each First Houston Benefit Plan in accordance with all applicable law or timely make all contributions or accruals required thereunder in accordance with GAAP;

          (m) issue any additional shares of First Houston Capital Stock, except for shares of First Houston Common Stock issuable upon (i) the conversion of shares of First Houston Preferred Stock issued and outstanding at December 31, 1996 or (ii) exercise of stock options granted prior to and outstanding at December 31, 1996;

          (n) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article IX not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

          (o) change any methods of accounting from those used in the First Houston Financial Statements;

          (p) take any action that would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes in accordance with APB Opinion 16; or

          (q) agree, or make any commitment, to take, in writing or otherwise, any of the actions described in clauses (a) through (p) of this Section 7.02.

     7.03 Plan Terminations; Deferred Compensation Expense Accrual. Prior to the Effective Time, First Houston shall have taken all steps, subject to Sterling's approval, necessary or appropriate so that (i) the Stock Option Plans shall continue in full force and effect after the Merger and all First Houston Stock Options issued and outstanding thereunder shall represent the right to purchase, at the exercise price specified therein, such number of shares of Sterling Common Stock as is equal to the product of the number of shares of First Houston Common Stock subject to purchase thereunder immediately prior to the Merger times the Exchange Ratio and (ii) the First Houston 401(k) Plan shall have been terminated. That certain Deferred Compensa-tion Agreement dated July 6, 1995 (the "Deferred Compensation Agreement"), between Houston National Bank and Charles M. Neff, Jr., and that certain Split Dollar Life Insurance Agreement dated July 6, 1995, between Houston National Bank and Charles M. Neff, Jr. (the "Split Dollar Life Insurance Agreement") may at First Houston's option (i) be terminated and all obligations of First Houston with respect thereto terminated or (ii) continue in effect after the Effective Time; provided, however, that prior to the Adjustment Date, the expense incurred in terminating and discharging First Houston's obligations or, if not terminated, the net present value of the maximum benefits that may be paid under the Deferred Compensation Agreement discounted at six percent (6%) per annum shall be treated as a Known Adjustment for purposes of determining the Merger Consideration.

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

     8.01  Access and Information.

     (a) During the period from the date of this Agreement through the Effective
Time:

          (i) First Houston shall, and shall cause its Subsidiaries to, afford Sterling, and its accountants, counsel and other representatives, full access during normal business hours to the properties, books, contracts, tax returns, commitments and records of First Houston and its Subsidiaries at any time, and from time to time, for the purpose of conducting any review or investigation reasonably related to this Agreement or the Merger, and First Houston and its Subsidiaries will cooperate fully with all such reviews and investigations.

          (ii) Sterling shall upon reasonable notice make personnel and copies of its SEC reports available to First Houston and its advisors for purposes of any review or report to the First Houston Board in evaluating the Merger.

     (b) During the period from the date of this Agreement through the Effective Time, First Houston shall furnish to Sterling (i) all Reports referred to in
Section 5.17 promptly upon the filing thereof, (ii) a copy of each Tax Return filed by it, and (iii) monthly and other interim financial statements in the form prepared by First Houston for its internal use. During this period, First Houston also shall notify Sterling promptly of any material change in the Condition of First Houston or any of its Subsidiaries.

     (c) Notwithstanding the foregoing provisions of this Section 8.01, no investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation.

     (d) Sterling agrees that it will keep confidential any information furnished to it in connection with the transactions contemplated by this Agreement which is reasonably designated as confidential at the time of delivery, except to the extent that such information (i) was already known to Sterling and was received from a source other than First Houston or any of its Subsidiaries, directors, officers, employees or agents, (ii) thereafter was lawfully obtained from another source or was publicly disclosed by First Houston or its agent or representative, or (iii) is required to be disclosed to the OCC, the FDIC, the Federal Reserve Board, or any other Regulatory Authority, or is otherwise required to be disclosed by law. Sterling agrees not to use such confidential information, and to implement safeguards and procedures that are reasonably designed to prevent such confidential information from being used, for any purpose other than in connection with the transactions contemplated by this Agreement. Upon any termination of this Agreement, Sterling will return to First Houston all documents furnished Sterling for its review and all copies of such documents made by Sterling.

     (e) First Houston shall cooperate, and shall cause its Subsidiaries, accountants, counsel and other representatives to cooperate, with Sterling and its accountants, counsel and other representatives, in connection with the preparation by Sterling of any applications and documents required to obtain the Approvals which cooperation shall include providing all information, documents and appropriate representa-tions as may be necessary in connection therewith and, when requested by Sterling, preparing and filing of regulatory applications.

     (f) From and after the date of this Agreement, each of Sterling and First Houston shall use its reasonable best efforts to satisfy or cause to be satisfied all conditions to their respective obligations under this Agreement. While this Agreement is in effect, neither Sterling nor First Houston shall take any actions, or omit to take any actions, which would cause this Agreement to become unenforceable in accordance with its terms.

     8.02  Registration Statement; Regulatory Matters.

     (a) Sterling shall (i) prepare and file the Registration Statement and the Proxy Statement with the SEC as soon as is reasonably practicable, (ii) use its best efforts to cause the Registration Statement to become effective, and (iii) take any action required to be taken under any applicable state blue sky or securities laws in connection therewith. First Houston and its Subsidiaries shall furnish Sterling with all information concerning First Houston, its Subsidiaries and the holders of First Houston Capital Stock as Sterling may reasonably request in connection with the foregoing.

     (b) Sterling and First Houston shall cooperate and use their respective best efforts (i) to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties, Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, any such approvals or authorizations required by the Federal Reserve, the OCC, the FDIC and the Commissioner and (ii) to cause the Merger to be consummated as expeditiously as reasonably practicable.

     8.03 Shareholders' Approval. First Houston shall, as promptly as practicable, call a meeting of its shareholders to be held as soon as practicable for the purpose of voting upon the Merger and related matters. The Shareholders' Meeting shall be held as soon as practicable following the date on which the Registration Statement becomes effective. The Board of Directors of First Houston shall, submit for approval of its shareholders the matters to be voted upon at the Shareholders' Meeting, and shall recommend approval of such matters and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such shareholder approvals. The covenants under this Section 8.03 are subject to the exercise by the First Houston Board of its fiduciary obligations. First Houston (i) acknowledges that a breach of its covenant contained in this Section 8.03 to convene a meeting of its shareholders and call for a vote thereat with respect to the approval of this Agreement, the Merger and the transactions contemplated hereby and thereby will result in irreparable harm to Sterling and Merger Subsidiary which will not be compensable in monetary damages and (ii) agrees that such covenant shall be specifically enforceable and that specific performance and injunctive relief shall be a remedy properly available to Sterling for a breach of such covenant.

     8.04 Press Releases. Prior to the public dissemination of any press release or other public disclosure of information about this Agreement, the Merger or any other transaction contemplated hereby, the parties to this Agreement shall mutually agree as to the form and substance of such release or disclosure, except as otherwise provided by applicable law or by rules of the NASDAQ.

     8.05  Notice of Defaults. First Houston shall promptly notify Sterling of
(i) any material change in its business, operations or prospects, (ii) any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or the threat of litigation involving such party, or (iv) any event or condition that might be reasonably expected to cause any of its representations, warranties or covenants set forth herein not to be true and correct in all material respects as of the Effective Time. For purposes of this Section 8.05, the term material litigation shall mean any claim involving $10,000 or more. Upon any such notice, if any event or condition stated in such notice shall entitle Sterling to terminate this Agreement pursuant to Section 10.01(c), Sterling shall not be entitled to terminate this Agreement by reason thereof unless Sterling exercises such right on or before the later of (i) the date ten
(10) business days after such notification or (ii) the expiration of the cure period described in such Section 10.01(c).

     8.06 Miscellaneous Agreements and Consents; Affiliates Agreements. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its respective best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as reasonably practicable, including, without limitation, using their respective best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. Sterling and First Houston shall, and shall cause each of their respective Subsidiaries to, use their best efforts to obtain consents of all third parties and Regulatory Authorities necessary or, in the reasonable opinion of Sterling or First Houston, desirable for the consummation of the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Sterling shall be deemed to have been granted authority in the name of First Houston to take all such necessary or desirable action. Without limiting the foregoing, First Houston will take such actions as may be reasonably necessary to identity each of its "affiliates" for purposes of Rule 145 under the Securities Act and to cause each person so identified to deliver to Sterling prior to the Effective Time a written agreement in form and substance satisfactory to Sterling providing that such person shall not sell, pledge, transfer or otherwise dispose of any capital stock to be received by such person as part of the Merger Consideration except in compliance with the applicable provisions of the Securities Act. For a period of not less than three years after the date hereof (or such shorter period of time as may be applicable for such "affiliates" to sell shares of Sterling Common Stock in accordance with Rule 144 under the Securities Act), Sterling will continue to file in a timely manner all securities reports required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act.

     8.07  Indemnification.

     (a) Sterling shall indemnify, defend, and hold harmless the directors, officers, employees, and agents of First Houston and its Subsidiaries (each, an "Indemnified Party") against all losses, expenses (including reasonable attorneys' fees), claims, damages or liabilities and amounts paid in settlement arising out of actions or omissions or alleged acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under the TBCA and by First Houston's Articles of Incorporation, as amended, and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any proceeding to the full extent permitted by the TBCA upon receipt of any undertaking required by the TBCA, except that the right to indemnification shall not arise in those instances in which the party seeking indemnification has participated in the breach of any covenant or agreement contained herein or knowingly caused any representation or warranty of First Houston contained herein to be false or inaccurate in any respect and the claim arises principally from such breach or the falsity or inaccuracy of such representation or warranty. Without limiting the foregoing, in any case in which a determination by Sterling is required to effectuate any indemnification, Sterling shall direct, at the election of the Indemnified Party, that the determination shall be made by independent counsel mutually agreed upon between Sterling and the Indemnified Party.

     (b) Sterling shall use its reasonable efforts (and First Houston shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of four years after the Effective Time First Houston's existing directors' and officers' liability insurance policy (provided that Sterling may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous in the aggregate or (ii) with the consent of First Houston given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Sterling shall not be obligated to make premium payments for such four-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to First Houston's directors and officers, 100% of the annual premium payments on First Houston's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Sterling shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount.

     (c) If Sterling or any of its successors or assigns shall consolidate with or merge into any other person and shall not be the continuing or surviving person of such consolidation or merger or shall transfer all or substantially all of its assets to any person, then and in each case, proper provision shall be made so that the successors and assigns of Sterling shall assume the obligations set forth in this Section 8.07.

     (d) The provisions of this Section 8.07 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     (e) Sterling shall pay all expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 8.07 if Sterling has been finally determined to have acted in bad faith in refusing such indemnity. The Indemnified Party shall pay all expenses, including reasonable attorneys' fees, incurred by Sterling if the indemnification or other obligations provided in this Section 8.07 are denied by a court of competent jurisdiction by final and nonappealable order, unless such court determines that Sterling acted in bad faith in refusing such indemnity.

     8.08  Stock Plans; Restricted Stock.

     (a) All restrictions or limitations on transfer with respect to First Houston Common Stock awarded under a First Houston Stock Plan or any other plan, program or arrangement ("Restricted Stock"), to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to the Sterling Common Stock into which such Restricted Stock is converted pursuant to Section 3.01.

     (b) As soon as practicable following the date of this Agreement, the Board of Directors of First Houston shall adopt such resolutions or take such other actions as may be required to effect the following:

          (i) cause all First Houston Stock Options outstanding immediately prior to the Effective Time of the Merger to be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such First Houston Stock Option, such number of shares of Sterling Common Stock as is specified in Section 7.03;

          (ii) make such other changes to the Stock Option Plans as it deems appropriate to give effect to the Merger (subject to the approval of Sterling).

     (c) As soon as practicable after the Effective Time, Sterling shall deliver to the holders of First Houston Stock Options appropriate notices setting forth such holders' rights pursuant to the respective Stock Option Plans and the agreements evidencing the grants of such First Houston Stock Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 8.08 and Section 7.03 after giving effect to the Merger). Sterling shall comply with the terms of the Stock Option Plans.

     (d) Sterling shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Sterling Common Stock for delivery upon exercise of the First Houston Stock Options assumed in accordance with this
Section 8.08 and Section 7.03.

     8.09 Certain Change of Control Matters. From and after the date hereof, First Houston shall take all action necessary so that none of the execution and delivery of this Agreement, the consummation of the Merger or the consummation of the other transactions contemplated hereby or thereby will increase any benefits otherwise payable under any First Houston Benefit Plan except (a) as set forth in Sections 5.12 and 5.13 of the First Houston Disclosure Schedule or
(b) for increases made with the prior written consent of Sterling.

     8.10 Stock Exchange Listing. Sterling shall use its best efforts to have the shares of Sterling Common Stock to be issued to holders of First Houston Capital Stock in the Merger included for quotation on NASDAQ prior to the Effective Time.

     8.11 Employee Benefits. As soon as practicable following the Effective Time, Sterling shall provide generally to officers and employees of First Houston and its Subsidiaries employee benefits, including without limitation health and welfare benefits, life insurance and vacation arrangements, on terms and conditions which when taken as a whole are substantially similar to those provided from time to time by Sterling and its Subsidiaries to their similarly situated officers and employees. In that regard, such officers and employees of First Houston shall be credited under the employee benefit plans of Sterling for their years of "eligibility service" and "vesting service" earned under the First Houston Benefit Plans as if such service had been earned with Sterling, while such officers and employees of First Houston shall be credited with "benefit service" under the employee benefit plans of Sterling only with respect to their period of employment with Sterling and its Subsidiaries after the Effective Time in accordance with the terms and conditions of such employee benefit plans. As of the Effective Time, the employees and their dependents, if any, previously covered as of the Effective Time under First Houston's health insurance plan shall be covered under Sterling's health insurance plan and, to the extent possible under the terms of Sterling's then current health insurance plan, will not be subject to any pre-existing condition limitations or exclusions, except those excluded under Sterling's health insurance plan. First Houston's employees shall not be required to satisfy the deductible and employee payments required by Sterling's comprehensive medical and/or dental plans for the calendar year of the Effective Time to the extent of amounts previously credited during such calendar year under comparable plans maintained by First Houston.

     8.12 Certain Actions. No party shall take any action which would adversely affect or delay the ability of either Sterling or First Houston to obtain any necessary approvals of any Regulatory Authority or other governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement. No party shall take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code or jeopardize the treatment of the business combination effected by the Merger as a pooling of interests for accounting purposes under APB Opinion 16.

     8.13 No Solicitation. (a) Neither First Houston nor any of its Subsidiaries shall, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to initiate, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, and First Houston shall notify Sterling orally (within one business day) and in writing (as promptly as practicable), in reasonable detail, as to any inquiries and proposals which it or any of its Subsidiaries or any of their respective representatives or agents may receive; provided, however, that (i) First Houston may furnish or cause to be furnished confidential and non-public information concerning First Houston and its businesses, properties or assets to a third party (subject to execution by such third party of a confidentiality agreement containing confidentiality provisions substantially similar to those of the letter agreement entered into between First Houston and Sterling dated February 5, 1997), (ii) First Houston may engage in discussions or negotiations with a third party, (iii) following receipt of an Acquisition Proposal, First Houston may take and disclose to its shareholders a position with respect to such Acquisition Proposal, including, if such Acquisition Proposal is a tender offer, First Houston's Board of Directors may take and disclose to First Houston's shareholders a position contemplated by Rule 14e-2 under the Exchange Act, and/or (iv) following receipt of an Acquisition Proposal, First Houston's Board of Directors may withdraw or modify its recommendation referred to in Section 5.26, but in each case referred to in the foregoing clauses (i) through (iv) only to the extent that First Houston's Board of Directors shall conclude in good faith on the basis of advice from Chamberlain, Hrdlicka L.L.P. (or other outside counsel) that such action is required in order for First Houston's Board of Directors to satisfy its fiduciary obligations under applicable law; provided, further, that First Houston's Board of Directors shall not take any of the foregoing actions referred to in clauses (i) through (iv) until after reasonable notice to and consultation with Sterling with respect to such action and that First Houston's Board of Directors shall continue to consult with Sterling after taking such action and, in addition, if the First Houston Board of Directors receives an Acquisition Proposal or any request for confidential and non-public information or for access to the properties, books or records of First Houston or any Subsidiary for the purpose of making, or in connection with, an Acquisition Proposal, then First Houston shall promptly inform Sterling as provided above of the terms and conditions of such proposal or request and the identity of the person making it. As used herein, the term "Acquisition Proposal" means: (x) any acquisition or purchase of a significant amount of the assets of First Houston and its Subsidiaries on a consolidated basis, or any equity interest in First Houston or any of its Subsidiaries or any take-over bid or tender offer (including an issuer bid or self tender offer) or exchange offer, merger, plan of arrangement, reorganization, consolidation, business combination, sale of substantially all of the assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving First Houston or any of its Subsidiaries (other than the transactions contemplated by this Agreement) or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger or which would or could reasonably be expected to materially dilute the benefits to Sterling and the Merger Subsidiary of the transactions contemplated hereby or (y) any proposal, plan or intention to do any of the foregoing either publicly announced or communicated to First Houston or any agreement to engage in any of the foregoing. First Houston will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. "Acquisition Transaction" means the transaction(s) by which an Acquisition Proposal is consummated. Nothing in this Section 8.13 shall (A) permit First Houston to terminate this Agreement or
(B) permit First Houston or any of its Subsidiaries to enter into any written agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that during the term of this Agreement neither First Houston nor any of its Subsidiaries shall enter into any written agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal, other than a confidentiality agreement in the form referred to above), it being understood that Section 10.01 sets forth the rights of First Houston to terminate this Agreement.

     (b) Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the first sentence of Section 8.13(a) by any employee, officer or director or authorized employee, agent or representative of First Houston or any of its Subsidiaries (including, without limitation, any investment banker, financial advisor, attorney or accountant or other representative retained by First Houston or any of its Subsidiaries), or otherwise shall be deemed to be a breach of Section 8.13(a) by First Houston.

     8.14 Termination Fee. To compensate Sterling for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including the foregoing the pursuit of other opportunities by Sterling, First Houston and Sterling agree as follows:

          (a) Provided that neither Sterling nor Merger Subsidiary shall be in material breach of its obligations under this Agreement (which breach has not been cured promptly following receipt of written notice thereof by First Houston specifying in reasonable detail the basis of such alleged breach), First Houston shall pay to Sterling the sum of $1,500,000 (the "Termination Fee"), plus reasonable out-of-pocket expenses, not in excess of $500,000 (including, without limitation, amounts paid or payable to banks and investment bankers, fees and expenses of counsel and printing expenses) (such expenses are hereinafter referred to as the "Expenses") incurred by Sterling or any of its affiliates in connection with or arising out of the transactions contemplated by this Agreement, regardless of when those expenses are incurred, if this Agreement is terminated either (i) by First Houston under the provisions of Section 10.01(f) or (ii) by Sterling under the provisions of Section 10.01(h). Sterling shall provide First Houston with an itemization of Expenses.

          (b) Any payment required by paragraph (a) of this Section shall become payable within two business days after termination of the Agreement or, in the case of reimbursement to Sterling of the Expenses, promptly after (but in no event later than 3 business days following) delivery to First Houston of the itemization of Expenses.

          (c) First Houston acknowledges that the agreements contained in this
     Section 8.14 are an integral part of the transactions contemplated in this Agreement, and that, without these agreements, Sterling would not enter into this Agreement; accordingly, if First Houston fails to promptly pay the Termination

     Fee or Expenses when due, First Houston shall in addition thereto pay to Sterling all costs and expenses (including fees and disbursements of counsel) incurred in collecting such Termination Fee or Expenses, as the case may be, together with interest on the amount of the Termination Fee or Expenses (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by Sterling at the prime rate of NationsBank of Texas, National Association as in effect from time to time during such period.

     8.15 Accruals. Prior to the Effective Time and after consultation with Sterling, First Houston shall, consistent with GAAP, make such changes and modifications to its loan, accrual and reserve policies and practices (including loan classification and allowance for credit losses levels) to bring such policies and practices into line with those presently followed by Sterling, including appropriate increases in its allowance for credit losses; provided, that all such changes or modifications shall be disregarded in determining (i) the truth or correctness of the representations and warranties contained herein, or (ii) except as set forth on Schedule 3.01(a), determining the Adjustment Amount unless such changes are required in order for the financial statement to conform with GAAP.

     8.16 Post-Closing Actions. None of the parties shall take, or permit any of their Subsidiaries or Affiliates to take, any action after the Closing that would disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code.

     8.17 Future Board Representations. As soon as practicable following the Effective Time and subject to the Articles of Incorporation, as amended, and bylaws of Sterling, Sterling shall increase the size of its Board of Directors by one and shall appoint or nominate for election to the vacancy on the board of directors of Sterling created thereby one representative designated by the First Houston Board prior to the Effective Time (the "Initial First Houston Designee"), which designee shall serve until the annual meeting of Sterling's shareholders held in 1998 or until his earlier resignation, removal or retirement. Subject to Sterling's Articles of Incorporation and bylaws, each as amended, Sterling agrees to nominate one person (the "Second First Houston Designee") from a list of not less than three candidates identified by the Initial First Houston Designee (which list may include the Initial First Houston Designee) for election to the Board of Directors of Sterling such Second First Houston Designee to be proposed for election at the annual meeting of Sterling's shareholders to be held in 1998 to succeed to the position on Sterling's Board of Directors formerly held by the Initial First Houston Designee. The Second First Houston Designee shall, if approved by the Sterling shareholders at the 1998 annual meeting be elected to serve until the annual meeting of Sterling's shareholders to be held in 1999 or until his earlier resignation, removal or retirement. Sterling further agrees to nominate annually for election to the Board of Directors of Sterling Bank for a period of two years following the Effective Time a person who shall be designated by the Initial First Houston Designee.

     8.18 Certain Agreements. Neither First Houston nor any Subsidiary (nor any of their agents or representatives) will waive any provision of any confidentiality or standstill or similar agreement to which it is a party without the prior written consent of Sterling, unless First Houston's Board of Directors or the board of directors of such Subsidiary concludes in good faith and based upon the advice of Chamberlain, Hrdlicka L.L.P. (or other independent counsel) that waiving such provision is necessary or appropriate in order for such board of directors to act in a manner which is consistent with its fiduciary obligations under applicable law. First Houston will immediately advise Sterling of the termination or waiver of any confidentiality or standstill or similar agreement to which it is a party by the other party or parties to such agreement.

     8.19 Notification; Updated Disclosure Schedules. First Houston shall give prompt notice to Sterling, and Sterling or Merger Subsidiary shall give prompt notice to First Houston, of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any respect, including, without limitation, as a result of any change in the First Houston or the Sterling Disclosure Schedule, as applicable, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     8.20 Amendment of Articles of Incorporation. At the Shareholders' Meeting, the First Houston Board shall submit for and recommend the approval of the First Houston shareholders an amendment to the Articles of Incorporation of First Houston previously adopted by the First Houston Board deleting paragraph (h)(4) of the Certificate of Designation establishing and designating the First Houston Preferred Stock. Prior to the Effective Time, First Houston shall so amend its Articles of Incorporation.

     8.21 Allowance for Credit Losses. First Houston shall, for the period from January 1, 1997 through and including the Adjustment Date, make appropriate provisions for an allowance for credit losses which shall be reflected on its consolidated financial statements in an amount equal to 0.5 percent per annum of its total loans outstanding.

                                   ARTICLE IX

                              CONDITIONS TO MERGER

     9.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each of Sterling and First Houston to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

          (a) Shareholders of First Houston shall have approved and adopted all matters relating to this Agreement, the Merger and the transactions contemplated hereby and thereby as required under applicable law at the Shareholders' Meeting.

          (b) This Agreement, the Merger and the other transactions contemplated hereby and thereby shall have been approved by the Federal Reserve Board, the OCC, the Commissioner, the FDIC and any other Regulatory Authorities whose approval is required for consummation of the transactions contemplated hereby and all applicable waiting periods shall have expired. No such approval or consent shall be conditioned or restricted in any manner (including requirements relating to the disposition of assets) which in the good faith judgment of Sterling would so adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or restriction been known, it would not have entered into this Agreement.

          (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

          (d) Neither Sterling nor First Houston shall be subject to any active litigation which seeks any order, decree or injunction of a court or agency of competent jurisdiction to enjoin or prohibit the consummation of the Merger.

          (e) The shares of Sterling Common Stock issuable pursuant to the Merger shall have been approved for quotation on the NASDAQ and no such order, decree or conjunction shall have been issued and remain in effect.

          (f) D&T, independent public accountants for Sterling, shall have delivered a letter, dated the date of Closing, addressed to Sterling, in form and substance reasonably satisfactory to Sterling, to the effect that the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with this Agreement.

          (g) D&T, independent public accountants for First Houston, shall have delivered a letter, dated the Closing Date, addressed to First Houston, in form and substance reasonably satisfactory to First Houston, stating that the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with this Agreement.

     9.02 Conditions to Obligations of First Houston to Effect the Merger. The obligations of First Houston to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of Sterling set forth in Article VI hereof shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and except that any representation and warranty not modified by reference to a Sterling Material Adverse Effect that is not true in all respects shall nevertheless be deemed, for purposes of this
     Section 9.02(a), to be true in all respects unless the failure of such representation or warranty to be so true has had, or is reasonably likely to have, a Sterling Material Adverse Effect and First Houston shall have received a certificate signed by the chairman and chief executive officer, president or other duly authorized officer of Sterling to that effect.

          (b) Performance of Obligations. Sterling shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and First Houston shall have received a certificate signed by the chairman and chief executive officer, vice president or other duly authorized officer of Sterling to that effect and as to the absence of litigation as described in Section 9.01(d).

          (c) Material Adverse Change. Prior to the Closing, there shall not have occurred any material adverse change in the financial condition, business, operations or properties of Sterling or any of its Subsidiaries, nor shall any event have occurred which, with the lapse of time, may cause or create any material adverse change in the financial condition, business, operations or properties of Sterling or any of its Subsidiaries in the reasonable and good faith judgment of the First Houston Board; provided, however, that a decrease in the market price of Sterling Common Stock as quoted on NASDAQ shall not be deemed to be a material adverse change if it does not meet the conditions for termination by First Houston specified in
     Article X. First Houston shall have received a certificate signed by the chairman or the chief executive officer, president or other duly authorized officer of Sterling to that effect.

          (d) Tax Opinion. First Houston shall have received an opinion of Chamberlain, Hrdlicka LLP, counsel to First Houston, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and no gain or loss will be recognized by the shareholders of First Houston to the extent that they receive Sterling Common Stock solely in exchange for their First Houston Common Stock and First Houston Preferred Stock in the Merger.

     9.03 Conditions to Obligations of Sterling to Effect the Merger. The obligations of Sterling to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

          (a) Representations and Warranties. The representations and warranties of First Houston set forth in Article V hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (as though made on and as of the Effective Time except to the extent such representations and warranties are by their express provisions made as of a specified date) and except that any representation and warranty not modified by reference to a First Houston Material Adverse Effect that is not true in all respects shall nevertheless be deemed, for purposes of this Section 9.03(a), to be true in all respects unless the failure of such representation or warranty to be so true has had, or is reasonably likely to have, a First Houston Material Adverse Effect and Sterling shall have received a certificate signed by the chairman or the chief executive officer, president or other duly authorized officer of First Houston to that effect.

          (b) Performance of Obligations. First Houston shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Sterling shall have received a certificate signed by the chairman or the chief executive officer, president or other duly authorized officer of First Houston to that effect and as to the absence of litigation as described in Section 9.01(d).

          (c) Material Adverse Change. Prior to the Closing, there shall not have occurred any material adverse change in the financial condition, business, operations or properties of First Houston or any of its Subsidiaries, nor shall any event have occurred which, with the lapse of time, may cause or create any material adverse change in the financial condition, business, operations or properties of First Houston or any of its Subsidiaries in the reasonable and good faith judgment of the Board of Directors of Sterling, and Sterling shall have received a certificate signed by the chairman or the chief executive officer, president or other duly authorized officer of First Houston to that effect.

          (d) Opinion of Counsel. Sterling shall have received an opinion of counsel for First Houston addressed to Sterling and in form reasonably satisfactory to it as to the validity of the approvals of the Merger by the First Houston Board and the shareholders of First Houston.

          (e) Opinion of Tax Counsel. Sterling shall have received an opinion of Andrews & Kurth L.L.P., counsel to Sterling, to the effect that neither Sterling nor First Houston will recognize any gain by virtue of consummation of the Merger.

          (f) Dissenting Shares. The number of Dissenting Shares shall not exceed 9.9 percent (9.9%) of the total issued and outstanding shares as of the Effective Time of either class of First Houston Capital Stock.

          (g) Amendment of Articles of Incorporation. First Houston shall have amended its Articles of Incorporation as provided in Section 8.20.

          (h) The agreements of Rule 145 "affiliates" required to be delivered to Sterling pursuant to Section 8.06 shall have been furnished as required by Section 8.06.

                                   ARTICLE X

                                  TERMINATION

     10.01 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement, the Merger and the transactions contemplated hereby and thereby by the shareholders of Sterling and First Houston or both, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

          (a) by mutual consent of the Board of Directors of Sterling and the First Houston Board; or

          (b) by the First Houston Board or the Board of Directors of Sterling if (i) the Federal Reserve, the OCC, the FDIC or the Commissioner has denied approval of the Merger and such denial has become final and nonappealable or has approved the Merger subject to conditions that in the judgment of Sterling would restrict it or its Subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time or (ii) the Effective Time does not occur by October 31, 1997; or

          (c) by Sterling (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by First Houston that would cause a failure of the conditions in Section 9.03, which breach or failure has not been, or cannot be, cured within 30 days after written notice of such breach is given to First Houston; or

          (d) by First Houston (if it is not in breach of any of its obligations hereunder) pursuant to notice in the event of a breach or failure by Sterling that would cause a failure of the conditions in Section 9.02, which breach or failure has not been, or cannot be, cured within 30 days after written notice of such breach is given to Sterling; or

          (e) by Sterling if the shareholders of First Houston fail to approve the Merger at the Shareholders' Meeting; or

          (f) by First Houston if (i) there shall not have been a material breach of any covenant or agreement on the part of First Houston under this Agreement and (ii) prior to the Effective Time, First Houston shall have received a bona fide Acquisition Proposal and the First Houston Board determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written opinion of independent legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, that such Alternative Proposal (if consummated pursuant to its terms) would result in an Alternative Transaction that is more favorable to the First Houston shareholders than the Merger ("Superior Proposal") and that the failure to terminate this Agreement and accept such alternative Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties; provided, however, that termination under this clause (ii) shall not be deemed effective until payment of the Termination Fee and Expenses required by Section 8.14; or

          (g) by either First Houston or Sterling as provided below upon the occurrence of the following respective events:

             (i) by First Houston by a vote of a majority of the members of the entire First Houston Board, at any time during the ten-day period commencing two days after the Adjustment Date, that both of the following conditions are satisfied: (A) the Average Closing Price of Sterling Common Stock as of the Adjustment Date is less than $10.66 (appropriately adjusted for stock splits or stock dividends effected after the date of this Agreement); and (B) the NASDAQ Composite Bank Index (the "Index") as of the Adjustment Date is not less than 1150; or

             (ii) by Sterling by a vote of a majority of the members of its entire Board of Directors, at any time during the ten-day period commencing two days after the Determination Date, that both of the following conditions are satisfied: (A) the Average Closing Price of Sterling Common Stock as of the Adjustment Date is more than $16.00 (approximately adjusted for stock splits or stock dividends effected after the date of this Agreement); and (B) the NASDAQ Composite Bank Index as of the Adjustment Date is less than 1557.

          For purposes of this Section 10.01(g), the following terms shall have the meanings indicated:

             "Average Closing Price" shall mean the average of the daily closing sales prices of Sterling Common Stock on the NASDAQ (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Sterling) for the ten consecutive trading days in which such shares are quoted on the NASDAQ ending at the close of trading on the Determination Date.

             "Determination Date" shall mean the later to occur of (i) the date on which the Federal Reserve Board (or its delegate) shall have issued its order approving the Merger and (ii) the date that the condition set forth in Section 9.01(a) is satisfied.

             "Index" shall mean the NASDAQ Bank Composite Index.

          (h) by Sterling if the Board of Directors of First Houston shall have
     (A) resolved to accept a Superior Proposal, or (B) recommended to the shareholders of First Houston that they tender their shares in a tender or exchange offer commenced by a third party or (C) withdrawn or modified, in any manner that is adverse to Sterling or Merger Subsidiary, its recommendation or approval of this Agreement or the Merger or recommended to First Houston shareholders acceptance or approval of any Alternative Proposal, or shall have resolved to do the foregoing.

     10.02 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.01, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.02 and Sections 8.01(d), 8.14 and 11.01 shall survive any such termination and abandonment; and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement.

     10.03 Non-Survival of Representations, Warranties and Covenants Following the Effective Time. Except for Articles III and IV and Sections 8.07, 8.08, 8.16 and 11.01, none of the respective representations, warranties, obligations, covenants and agreements of the parties shall survive the Effective Time.

                                   ARTICLE XI

                               GENERAL PROVISIONS

     11.01 Expenses. Except as provided in Section 8.14, unless otherwise agreed by the parties in writing, each party hereto shall bear its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger and Sterling shall pay all printing expenses and filing fees incurred in connection with this Agreement, the Registration Statement and the Proxy Statement.

     11.02 Entire Agreement; Parties in Interest. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereunder and thereunder, and such agreements supersede all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Other than Section 8.07, nothing in this Agreement, expressed or implied, is intended to confer upon any individual, corporation or other entity (including, without limitation, any shareholder of First Houston), other than Sterling, Merger Subsidiary, First Houston and Houston National Bank or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     11.03 Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of Sterling, Merger Subsidiary, and First Houston; provided however, that the provisions hereof relating to the manner or basis in which shares of First Houston Common Stock or First Houston Preferred Stock will be exchanged for the Merger Consideration shall not be amended after the Shareholders' Meeting without any requisite approval of the holders of the issued and outstanding shares of First Houston Capital Stock entitled to vote thereon.

     11.04 Waivers. Prior to or at the Effective Time, each of Sterling, Merger Subsidiary, and First Houston shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under this Agreement and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.

     11.05 No Assignment. None of the parties hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other person or entity. Any such purported assignment or delegation that is made without the prior written consent of the other parties to this Agreement shall be void and of no effect.

     11.06 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, or by registered or certified mail, postage prepaid to the persons at the addressees set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

First Houston:      First Houston Bancshares, Inc.
                    5757 Memorial Drive
                    Houston, Texas 77007
                    Attention: John B. Carter, Jr., Chairman
                    Telecopy: (713) 868-0958

Copy to Counsel:    C. Thomas Scott
                    Chamberlain, Hrdlicka, White, Williams & Martin
                    1200 Smith Street, Suite 1400
                    Houston, Texas 77002
                    Telecopy: (713) 658-2553

Sterling:           Sterling Bancshares, Inc.
                    15000 Northwest Freeway
                    Houston, Texas 77040
                    Attention: George Martinez, Chairman
                    Telecopy: (713) 849-5498

Copy to Counsel:    Sterling Bancshares, Inc.
                    15000 Northwest Freeway
                    Houston, Texas 77040
                    Attention: Michael A. Roy, General Counsel
                    Telecopy: (713) 849-5498

With a copy to:     Andrews & Kurth L.L.P.
                    Texas Commerce Tower
                    600 Travis, Suite 4200
                    Houston, Texas 77002
                    Attention: G. Michael O'Leary, Jr.
                    Telecopy: (713) 220-4593

     11.07 Specific Performance. The parties hereby acknowledge and agree that the failure of either party to fulfill any of its covenants and agreements hereunder, including the failure to take all such actions as are necessary on its part to cause the consummation of the Merger, will cause irreparable injury for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of the other party's obligations or any arbitration award hereunder and to the granting by any such court of the remedy of the specific performance hereunder.

     11.08 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Texas. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in Houston, Harris County, Texas.

     11.09 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

     11.10 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.11 Severability. In the event that any one or more of the provisions contained in this Agreement, or in any other instrument referred to herein, shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

     IN WITNESS WHEREOF, Sterling and First Houston have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            STERLING BANCSHARES, INC.

                                            By: /s/ GEORGE MARTINEZ
                                              ----------------------------------
                                              George Martinez, Chairman

                                            SBI ACQUISITION CORP.

                                            By: /s/ GEORGE MARTINEZ
                                              ----------------------------------
                                              George Martinez, President

                                            FIRST HOUSTON BANCSHARES, INC.

                                            By: /s/ JOHN B. CARTER, JR.
                                              ----------------------------------
                                              John B. Carter, Jr., Chairman

                                            By: /s/ CHARLES M. NEFF, JR.
                                              ----------------------------------
                                              Charles M. Neff, Jr., President

                                    ANNEX I

                               KNOWN ADJUSTMENTS

     To the extent that any of the following items have not been accrued for or recorded on the consolidated financial statements of First Houston as of the Adjustment Date, the parties agree that the following amounts shall constitute the Known Adjustments, and the sum of the following amounts shall be subtracted from First Houston's total shareholders' equity at the Adjustment Date to determine the Pro Forma First Houston shareholders' equity:

          (1) The amount determined, on an after tax basis (assuming an applicable tax rate of 34%) as follows: the sum of (i)(A) First Houston's total loans as of December 31, 1996, multiplied by (B) Sterling's Allowance Ratio (as defined below), minus (ii) First Houston's allowance for credit losses as of December 13, 1996. The term Sterling's Allowance Ratio shall mean the percentage amount equal to Sterling's allowance for credit losses as of the Adjustment Date, divided by Sterling's total loans as of the Adjustment Date.

          (2) The cost incurred by First Houston, computed on an after tax basis, in connection with terminating and/or discharging all of First Houston's obligations and liabilities under the Deferred Compensation Agreement and the Split Dollar Life Insurance Agreement; provided, however, that if First Houston elects not to terminate such agreements, then for purposes hereof the adjustment shall be equal to the net present value of the maximum benefits that may be paid under the Deferred Compensation Agreement discounted, from the Adjustment Date to the date at which such benefits become due, at six percent (6%) per annum.

          (3) The after tax cost of all bonuses and other compensation awards to be paid to the employees of First Houston in connection with the transactions contemplated by the Agreement, excluding severance benefits, if any, to be paid by Sterling.

          (4) By $225,000, adjusted on an after tax basis, if both of the following matters have not been finally resolved in the manner specified as of the Adjustment Date: (i) that certain lawsuit styled Diana Ramsey Hosek
     v. Houston National Bank has not been settled; and (ii) a final determination of the potential liability relating to the First Houston 401(k) Plan has not been established and fully paid and discharged in accordance with the Code, applicable regulations and procedures of the Internal Revenue Service, and ERISA.

          (5) The book value as of the Adjustment Date of the following deferred tax assets of First Houston: (i) net operating loss carryforwards and (ii) investment tax credits.

     Unless expressly required by GAAP or otherwise agreed to by Sterling, none of the foregoing adjustments shall be recorded on First Houston's financial statements.

     This Annex I is hereby incorporated into and made a part of the Agreement. All capitalized items used but not defined herein shall have the meanings set forth in the Agreement.

                                                                      APPENDIX B

  FORM OF AMENDMENT TO CERTIFICATE OF DESIGNATION FOR FIRST HOUSTON PREFERRED
                                     STOCK

     An amendment to the Certificate of Designation for the First Houston Preferred Stock will be filed in the Office of the Secretary of State of Texas if the Charter Proposal is approved by the Shareholders at the Meeting. The operative portion of such amendment will provide in pertinent part as follows:

          Paragraph (h)(4) of the Certificate of Designation is hereby amended by deleting such paragraph (h)(4) in its entirety and inserting the following in its place: "(h)(4). Intentionally Omitted."

                                   APPENDIX C

                         TEXAS BUSINESS CORPORATION ACT
                       DISSENTING SHAREHOLDER PROVISIONS

ART. 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

     A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

          (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation requiring the special authorization of the shareholders as provided by this Act;

          (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if (1) the shares held by the shareholder are part of a class shares of which are listed on a national securities exchange, or are held of record by not less than 2,000 holders, on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, and
(2) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for his shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares of which are (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, or (ii) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received.

ART. 5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

     A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article
5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                    PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Articles of Incorporation of Sterling provide that its directors and officers may be indemnified against any costs and expenses, including counsel fees, actually and necessarily incurred (or reasonably expected to be incurred) in connection with the defense of any civil, criminal, administrative or other claim, action, suit or proceedings (whether by or in the right of Sterling or otherwise) in which he may become involved or with which he may be threatened, by reason of his being or having been such a director or officer, and against any payments in settlement of any such claim, action, suit or proceeding or in satisfaction of any related judgment, fine or penalty, provided that the Board of Directors of Sterling shall, in the exercise of its business judgment, determine that such indemnification is in the best interest of Sterling.

     Sterling's Bylaws provide for indemnification of directors and officers to the full extent permitted by law. In the case of a derivative or other action by or in the right of Sterling where a director is found liable, indemnity is predicated on the determination that indemnification is nevertheless appropriate, by majority vote of a committee of disinterested directors or by independent legal counsel.

     Under the Texas Business Corporation Act (the "TBCA"), directors, officers, employees or agents are entitled to indemnification against expenses (including attorneys' fees) whenever they successfully defend legal proceedings brought against them by reason of the fact that they hold such a position with the corporation. In addition, with respect to actions not brought by or in the right of the corporation, indemnification is permitted under the TBCA for expenses (including attorneys' fees), judgments, fines, penalties and reasonable settlement if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to criminal proceedings he or she had no reasonable cause to believe that his or her conduct was unlawful. With respect to actions brought by or in the right of the corporation, indemnification is permitted under the TBCA for expenses (including attorneys' fees) and reasonable settlements, if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; provided, indemnification is not permitted if the person is found liable to the corporation, unless the court in which the action or suit was brought has determined that indemnification is fair and reasonable in view of all the circumstances of the case.

     Under an insurance policy maintained by Sterling, the directors and officers of Sterling are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.

ITEM 21. EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.1            -- Agreement and Plan of Merger dated as of March 18, 1997, by and among Sterling Bancshares, Inc., SBI Acquisition
                            Corp. and First Houston Bancshares, Inc. (included as
                            Appendix A to the Proxy Statement included in this
                            Registration Statement).
          3.1            -- Restated and Amended Articles of Incorporation of
                            Sterling (incorporated herein by reference to Exhibit 3.1
                            to the Company's Registration Statement of Form S-3 (File
                            No. 333-27185)).
          3.2            -- Restated By-laws of Sterling (incorporated herein by
                            reference to Exhibit 4.2 to the Company's Registration
                            Statement of Form S-8 effective November 25, 1996 (File
                            No. 333-16719)).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          4.1            -- Form of Indenture, to be dated as of             , 1997
                            (incorporated herein by reference to Exhibit 4.1 to the
                            Company's Registration Statement on Form S-3 (File No.
                            333-27815)).
          4.2            -- Form of Junior Subordinated Debenture (included as an
                            exhibit to Exhibit 4.1).
          4.7            -- Form of Trust Preferred Securities Guarantee Agreement to
                            be issued by Sterling (incorporated herein by reference
                            to Exhibit 4.7 to the Company's Registration Statement on
                            Form S-3 (File No. 333-27185)).
          5.1*           -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
          8+             -- Opinion of Chamberlain Hrdlicka White Williams & Martin
                            as to certain federal income tax matters.
         21.1+           -- Subsidiaries of the Registrant (incorporated herein by
                            reference to Exhibit 21 to the Company's Annual Report on
                            Form 10-K for the year ended December 31, 1996 (File No.
                            0-20750).
         23.1*           -- Consent of Deloitte & Touche LLP, Independent Auditors.
         23.3*           -- Consent of Andrews & Kurth L.L.P. (included in their
                            opinion filed herewith as Exhibit 5.1).
        24*              -- Powers of Attorney (included on the signature page).


---------------

* Previously filed.
+ Filed herewith.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant of Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against the public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 22, 1997.


                                            STERLING BANCSHARES, INC.

                                                   /s/ GEORGE MARTINEZ
                                            ------------------------------------
                                            George Martinez, Chairman and Chief
                                                     Financial Officer
                                               (Principal Executive Officer)

     KNOW ALL MEN BE THESE PRESENTS, that each individual whose signature appears below constitutes and appoints George Martinez, and Mark T. Giles, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agent, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                      POSITION                      DATE
                      ---------                                      --------                      ----

                 /s/ GEORGE MARTINEZ                    Chairman and Chief Financial         August 22, 1997
-----------------------------------------------------     Officer and Director (Principal
                     George Martinez                      Executive and Financial Officer)

                 /s/ GEORGE MARTINEZ                    Principal Accounting Officer         August 22, 1997
-----------------------------------------------------
                     George Martinez

                  /s/ MARK T. GILES                     Director                             August 22, 1997
-----------------------------------------------------
                      Mark T. Giles

                /s/ C.P. BRYAN, JR.*                    Director                             August 22, 1997
-----------------------------------------------------
                    C.P. Bryan, Jr.

                  /s/ JOHN H. BUCK*                     Director                             August 22, 1997
-----------------------------------------------------
                      John H. Buck

                /s/ JAMES M. CLEPPER*                   Director                             August 22, 1997
-----------------------------------------------------
                    James M. Clepper

                      SIGNATURE                                      POSITION                      DATE
                      ---------                                      --------                      ----

              /s/ WALTER P. GIBBS, JR.*                 Director                             August 22, 1997
-----------------------------------------------------
                  Walter P. Gibbs, Jr.

                /s/ BRUCE J. HARPER*                    Director                             August 22, 1997
-----------------------------------------------------
                    Bruce J. Harper

                /s/ GLENN H. JOHNSON*                   Director                             August 22, 1997
-----------------------------------------------------
                    Glenn H. Johnson

                /s/ JAMES J. KEARNEY*                   Director                             August 22, 1997
-----------------------------------------------------
                    James J. Kearney

                 /s/ RUSSELL I. ORR*                    Director                             August 22, 1997
-----------------------------------------------------
                     Russell I. Orr

               /s/ CHRISTIAN A. RASCH*                  Director                             August 22, 1997
-----------------------------------------------------
                   Christian A. Rasch

               /s/ STEVEN F. RETZLOFF*                  Director                             August 22, 1997
-----------------------------------------------------
                   Steven F. Retzloff

                /s/ RAIMUNDO RIOJAS*                    Director                             August 22, 1997
-----------------------------------------------------
                    Raimundo Riojas

              /s/ CUBA WADLINGTON, JR.*                 Director                             August 22, 1997
-----------------------------------------------------
                  Cuba Wadlington, Jr.

       *By George Martinez, attorney-in-fact.

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

          2.1            -- Agreement and Plan of Merger dated as of March 18, 1997, by and among Sterling Bancshares, Inc., SBI Acquisition
                            Corp. and First Houston Bancshares, Inc. (included as
                            Appendix A to the Proxy Statement included in this
                            Registration Statement).
          3.1            -- Restated and Amended Articles of Incorporation of
                            Sterling (incorporated herein by reference to Exhibit 3.1
                            to the Company's Registration Statement of Form S-3 (File
                            No. 333-27185)).
          3.2            -- Restated By-laws of Sterling (incorporated herein by
                            reference to Exhibit 4.2 to the Company's Registration
                            Statement of Form S-8 effective November 25, 1996 (File
                            No. 333-16719)).
          4.1            -- Form of Indenture, to be dated as of             , 1997
                            (incorporated herein by reference to Exhibit 4.1 to the
                            Company's Registration Statement on Form S-3 (File No.
                            333-27185)).
          4.2            -- Form of Junior Subordinated Debenture (included as an
                            exhibit to Exhibit 4.1).
          4.7            -- Form of Trust Preferred Securities Guarantee Agreement to
                            be issued by Sterling (incorporated herein by reference
                            to Exhibit 4.7 to the Company's Registration Statement on
                            Form S-3 (File No. 333-27815)).
          5.1*           -- Opinion of Andrews & Kurth L.L.P. as to the legality of the securities being registered.
          8+             -- Opinion of Chamberlain Hrdlicka White Williams & Martin
                            as to certain federal income tax matters.
         21.1            -- Subsidiaries of the Registrant (incorporated herein by
                            reference to Exhibit 21 to the Company's Annual Report on
                            Form 10-K for the year ended December 31, 1996 (File No.
                            0-20750).
         23.1*           -- Consent of Deloitte & Touche LLP, Independent Auditors.
         23.3*           -- Consent of Andrews & Kurth L.L.P. (included in their
                            opinion filed herewith as Exhibit 5.1).
         24*             -- Powers of Attorney (included on the signature page).


---------------

* Previously filed.

+ Filed herewith.